As filed with the Securities and Exchange Commission on January 18, 2022

Registration No. 333-261096

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Samba TV, Inc.

(Exact name of registrant as specified in its charter)

Delaware	518210	26-3436467
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

118 King Street

San Francisco, California 94107

(415) 400-5750

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ashwin Navin

Chief Executive Officer

118 King Street

San Francisco, California 94107

(415) 400-5750

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven V. Bernard Melissa S. Rick Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Maulik Shah Samba TV, Inc. 118 King Street San Francisco, California 94107 (415) 400-5750	Martin A. Wellington Carlton Fleming Helen Theung Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, California 94304 (650) 565-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	$75,000,000	$6,952(3)

(1)	Includes offering price of additional shares that the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	The registrant previously paid all of this amount in connection with a prior filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion.

Preliminary prospectus dated                , 2022

PROSPECTUS

                Shares

Samba TV, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Samba TV, Inc. We are selling                  shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $         and $         per share.

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “SMBA.”

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to 20 votes per share and will be convertible at any time into one share of Class A common stock.

Upon the completion of this offering, all shares of Class B common stock will be held by Ashwin Navin, Alvir Navin, Todd Johnson and Omar Zennadi and entities controlled by them and entities affiliated with August Capital (collectively, the Class B Holders). Upon completion of this offering, the Class B Holders will collectively hold approximately     % of the voting power of our outstanding capital stock, which voting power may increase over time if certain of the Class B Holders elect to exchange additional shares of Class A common stock for Class B common stock or exercise or vest in equity awards or warrants outstanding at the time of the completion of this offering. See “Our Capital Structure.” If all such equity awards or warrants held by the Class B Holders had been exercised or vested and exchanged for shares of Class B common stock as of the date of the completion of this offering and the Class B Holders had elected to exchange all shares of Class A common stock held by them for Class B common stock, the Class B Holders would have collectively held     % of the voting power of our outstanding capital stock.

We are an “emerging growth company” as defined under the federal securities laws and as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings.

See the section titled “Risk Factors” beginning on page 18 to read about factors you should consider before deciding to invest in shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Samba TV, Inc.	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional                  shares of our Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions.

In addition, Sony Corporation has agreed to purchase $15.0 million in shares of our Class A common stock at the initial public offering price per share in a private placement that is expected to close concurrently with, and is conditioned upon consummation of, this offering. The shares to be sold in the concurrent private placement will constitute restricted securities under the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                 , 2022.

BofA Securities	Evercore ISI

Oppenheimer & Co.

BMO Capital Markets	Craig-Hallum	Stephens Inc.	LUMA Securities

Prospectus dated                , 2022

SAMBA TV We Have Proprietary TV Data We analyze viewership at the glass Linear FX Atlanta Millions of TVs GENERATED FROM TV & SET-TOP BOX PARTNERSHIPS 24 SMART TV BRAND INTEGRATIONS SONY TCL PHILIPS TOSHIBA SANYO SHARP element MAGNAVOX SEIKI Westinghouse LG Panasonic beko HITACHI NOC TELEFUNKEN JVC REGAL FINLUX GRUNDIG VESTEL Digihome techwood LUXOR LINEAR STB SVOD AVOD GAMING SET-TOP BOX DATA PARTNERSHIPS Tivo 6IX 0ERO 5IVE

SAMBA TV Samba TV’s Global Reach Proven revenue stream with massive opportunity for growth 6 COUNTRIES Revenue Generating 3 COUNTRIES In Beta 100+ COUNTRIES Where Samba’s TVs Exist

SAMBA TV Single View of the Customer Across Their Journey SAMBA CTV PLATFORM Proprietary TV Viewership Data Real-time TV viewership data from opted in consumers In-house Identity Resolution Matches Samba TV data with customer devices & signals Demographic Data Mosaic of attributes to deepen understanding of a TV household e.g. household income, credit score

Neither we nor any of the underwriters have authorized anyone to provide you with information that is different than the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of the securities offered hereby. Our business, operating results, financial condition and prospects may have changed since that date.

This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

LETTER FROM ASHWIN NAVIN, FOUNDER AND CHIEF EXECUTIVE OFFICER

Stories connect us and create a sense of belonging. They transport us to worlds we’ve never been and help us understand the world in which we live.

Empowered by internet-connected devices, audiences today have more choice and more access to the stories they love. Viewers have immersed themselves in new and innovative ways to create, consume, and enjoy these stories. This includes multiple new streaming services that enable eager viewers to control their entertainment experience. In recent years, major studios have changed and challenged the manner in which films are released, creating new business models in the process. There has been an explosion in podcasting, continued expansion in video and audio live streaming, a boom in immersive video game worlds, and a nearly endless slate of user-generated content. What do these successful initiatives have in common? The programmers’, platforms’, brands’ and studios’ ability to harness the insights gleaned from viewership data fueled by the currency of a consumer’s attention.

Despite these new formats, new devices and new behaviors, one thing hasn’t changed: we still like viewing on a large screen. And now those screens are smart, interactive and connected to the internet. However, our rapidly changing viewership habits have created enormous fragmentation, upending the dominant hold that the traditional broadcast and cable players have had on audiences’ attention for decades.

Since launching Samba TV in 2008, our goal has been to empower the entire television and video ecosystem by transforming the TV from a pane of glass on the wall into a tool that brands can more effectively use to engage with their audiences, and that audiences can use to build connections with each other and the brands that they love. We address the needs of a television ecosystem eagerly trying to become more scientific by using data to establish the new paradigms for the consumer-attention economy. Through our first-party, opt-in relationships with audiences, Samba TV has built and scaled our business on providing comprehensive, actionable insights into real-time, real-world content consumption that enable brands, agencies, programmers, and publishers to build attentive, engaged audiences. The result, we hope, is a more personal and rewarding entertainment experience for everyone.

This is just the beginning of our story, and we are beyond thrilled to have you with us to write the next chapter.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, unless the context requires otherwise, all references to “we,” “our,” “us,” “Samba TV,” and the “Company” refer to Samba TV, Inc. and references to our “common stock” include our Class A common stock and Class B common stock.

Our Company

We are transforming internet Connected TVs (CTVs) into a platform for our customers, which are comprised of brands, agencies, content programmers, publishers and measurement and advertising vendors, to build attentive, engaged audiences. Our AI-driven content identification software is embedded in CTVs sold by leading original equipment manufacturer (OEM) brands across the globe. Through our software, we form direct relationships with millions of viewers, who provide us consent to collect their viewership data. Using the data we collect, as well as data we license, we provide customers with critical tools to optimize how they plan, buy and measure their advertising campaigns to reach their preferred audiences. We are active in six countries today, with ambitions to expand into the more than 100 countries where CTVs integrated with our technology are sold.

Traditionally, television audiences watched a limited selection of content available on a broadcaster’s linear programming schedule, which included advertisements seen by all viewers regardless of their interests. With the development of on-demand services, today’s viewers enjoy more video choices than ever as content consumption rapidly spreads across a growing set of broadcast, over-the-top (OTT), and streaming platforms, formats and devices.

Our Audience and Data products help our customers overcome the challenges created by this viewership fragmentation. Our Audience products utilizes our proprietary data and data science methodology to enable highly effective, highly targeted advertising across CTV and other devices. Our Data products enable customers to plan their advertising campaigns and then measure the effectiveness of those campaigns across devices. These two solutions provide a unified view of a consumer’s exposure and response to content and advertisements across CTV and other digital media devices, enabling more precise planning and higher return on advertising spend.

We do not employ a “walled garden” strategy that locks marketers and publishers into a closed system. Rather, we match and integrate our data with our customers’ datasets to provide them with the necessary tools, analytics, and flexibility to engage relevant audiences, limiting waste and inefficiency. Further, our neutral, independent position allows us to support and facilitate a large and growing ecosystem of media transactions that leverage our data, without competing with our customers and partners.

According to a 2020 Interactive Advertising Bureau report, more than half of advertising buyers reported that they are shifting from broadcast and cable TV advertising to CTV advertising. By forming an ecosystem of industry stakeholders using our data to help navigate this change, we believe we are well positioned to capitalize on this significant opportunity.

We generated revenues of $82.8 million and $67.0 million for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 24%. We generated revenues of $106.8 million and $84.9 million for the years ended December 31, 2020 and 2019, respectively, representing an increase of 26%. Our gross profit was $33.7 million and $28.9 million for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 17%. Our gross profit was $46.4 million and $38.4 million for the years ended December 31, 2020 and 2019 respectively, representing an increase of 21%.

Gross profit plus other platform costs (Contribution ex-TAC) was $ 58.8 million and $45.7 million for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 29%, and $70.6 million and $62.5 million for the years ended December 31, 2020 and 2019, respectively, representing an increase of 13%. We recorded a net loss of $17.1 million and Adjusted EBITDA loss of $4.6 million for the nine months ended September 30, 2021, compared with a net loss of $12.7 million and Adjusted EBITDA loss of $4.5 million for nine months ended September 30, 2020. We recorded a net loss of $7.6 million and Adjusted EBITDA of $2.3 million for the fiscal year ended December 31, 2020, compared with a net loss of $27.9 million and Adjusted EBITDA loss of $24.0 million for the fiscal year ended December 31, 2019. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” Targeted Impressions, which are advertisements presented to consumers using our Audience products, were 8.2 billion and 5.6 billion for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 46%, and 8.6 billion and 7.4 billion for years ended December 31, 2020 and 2019, respectively, representing an increase of 16%. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metric.”

Our Offering

Our viewership data allows us to understand TV viewership in real-time, including exposure to TV advertising, on millions of CTVs, serving as the backbone of our two offerings: Audience and Data.

Audience

Our Audience products enable our customers to build attentive, engaged audiences. Our AI-driven data science models process our data to create audience “segments,” which are collections of households with common characteristics about their TV viewership, such as cord-cutters, sports fans, consumers who saw advertisements for a particular brand. We make these proprietary segments available to our customers through demand-side platforms (DSPs), data stores, supply-side platforms (SSPs), private-marketplaces (PMPs) and social media platforms. These platforms specialize in delivering advertisements to consumers across devices such as CTVs, smart phones, tablets, laptops, desktop computers and game consoles. By activating these segments in such platforms, our customers are able to engage with their preferred audiences not only on CTVs, but across other digital devices.

Our Audience products are commercially available for use on programmatic (self-service) platforms or through a service managed by us. Our customers are able to enjoy the flexibility of choosing between complete hands-on control or outsourcing the planning, activation, optimization and measurement and analysis to our dedicated team of industry experts.

Data

Our Data products allow our customers to discover behavioral trends in TV engagement, including granular analyses of the advertisements consumers viewed and a measurement of how effective those advertisements were at driving consumer behavior. Our identity resolution capabilities enable marketers and publishers who have their own data across other platforms or devices to match, combine and deduplicate their data against our first-party data. This provides our customers a unified view of their consumers across multiple touchpoints including traditional TV, CTV and digital devices and provides a deeper understanding of their consumers, enabling them to deliver more effective advertising campaigns.

Our Data products are available as a standalone, turnkey platform that presents data through dashboards and automated reporting, or as a data feed that directly integrates into our customer’s existing in-house infrastructure. In addition, many of our customers leverage our experienced team of data scientists to better identify and understanding their target audience, analyze the effectiveness of their omniscreen advertising campaigns, generate attribution analytics, and quantify the number of consumers reached and how frequently they are reached. We license our Data products typically as annual subscriptions.

Our Industry

We believe our business is benefiting from powerful trends that are transforming digital advertising and the way brands and marketers engage with their customers, including:

•

Shifting consumer viewing preference from traditional linear TV to on-demand streaming content. The television industry is in the midst of a tectonic shift as consumer viewing behavior increasingly favors streaming television content over linear TV. While linear TV remains the primary mode of viewing today, it is declining in proportion to streaming content. The recent pandemic is accelerating cord-cutting, with eMarketer estimating that in 2020, more than six million U.S. households cut the cord with linear paid TV, bringing the total number of cord-cutter households in the United States to 31.2 million. Cord-cutter and cord-never households (those that never subscribed to paid linear TV) are also expected to increase to 44% of U.S. households by 2023.

•

Marketers are shifting advertising budgets from linear TV to CTV to follow consumer engagement. As consumers increasingly consume content on CTV, marketers are simultaneously increasing their advertising spend on CTV to reach and engage these audiences. In 2021, U.S. CTV advertising spending is estimated to be near $15 billion and is expected to grow to $30 billion in 2025, representing a compound annual growth rate of 19% according to eMarketer.

•

Converged media buying through programmatic platforms. With the adoption of technology-based and data-driven solutions, marketers are able to buy media more efficiently and at greater scale with software-based real-time bidding platforms. Programmatic buying enables marketers to select the highest value audience inventory in real-time and more efficiently. U.S. programmatic advertising spend is expected to be $140 billion in 2022, according to eMarketer. The growth of programmatic advertising is being driven by new digital channels, including CTV.

•

Intensifying demand for data and analytics to measure and optimize advertising spend across platforms and devices. The growing number of streaming content platforms has created a more fragmented ecosystem, disrupting the traditional measurement providers and methodology. This complexity makes it more difficult for marketers to gain a clear and comprehensive picture of campaign performance. Further complicating the situation are walled gardens, which limit the ability for a marketer to access their audience data outside of the walled gardens’ proprietary systems and leads to silos of data and ad inventory, a lack of transparency and sub-optimized advertising spend. This trend has created strong demand from marketers for solutions that reduce the fragmentation of the ecosystem and enable them to better calculate the value of impressions.

•

As marketers seek more transparency and control, consumers are demanding more privacy. With the rapid adoption of CTV, marketers are asking data providers for more access to consumer data. In the past, marketers capitalized on data from cookies to track consumers across websites and devices, and gain insights into users and advertising performance. However, a rapid shift towards increased data privacy driven by consumer distrust and regulations has resulted in new restrictions for these third-party cookies and significant demand for cookie-less identity resolution and targeting. As marketers continue to seek access to more granular and accurate data, we believe they will also increasingly need advanced advertising solutions that are privacy-centric, tied to opted-in platforms and first-party data.

Market Opportunity

We believe there is a significant market opportunity to provide marketers with data-driven advertising solutions to extend their audience reach, measure actual outcomes and increase return on advertising spend. We estimate that our current addressable market in the United States is $35 billion, consisting of near $15 billion of U.S. CTV advertising spending (according to eMarketer as of 2021), $12 billion of U.S. third-party audience data spending (according to the Interactive Advertising Bureau as of 2020), and $8 billion of U.S. data activation solutions spending (according to the Interactive Advertising Bureau as of 2020). Looking forward, CTV advertising spend is projected to grow to $30 billion in the United States in 2025, according to eMarketer. We believe this shift in advertising spend to CTV will also be accompanied by significant growth in the demand for analytics and identify solutions. Our massive datasets, household identity capabilities, neutral and independent position in the ecosystem and a privacy-protective approach position us well to capitalize on future market opportunities.

Our Strengths

We believe the following capabilities and attributes reflect our strengths and provide us with a long-term competitive advantage:

Large and Growing First-Party Dataset. We have created a large source of first-party data regarding the viewership and activities of consumers. We track approximately one billion monthly hours of CTV viewership across all types of content on the TV screen including linear broadcast and OTT, streaming and video games. Our data platform is built on a foundation of user consent, putting privacy first in our technology.

Neutral Position in the Ecosystem. We are a neutral and independent data provider empowering our customers with an alternative to the world’s largest walled gardens. We believe we are a partner of choice because we do not compete with our customers, and are platform agnostic, allowing marketers’ greater flexibility in where they activate our viewership-based audience segments.

Machine Learning Driven Tech Stack. We apply artificial intelligence and machine learning technology to our vast dataset to capture real-time audience insights. Our technical architecture is scalable and, we believe, capable of capturing content more efficiently than any competitive platform. Our machine learning capabilities are also enabling us to improve the viewing experience for consumers through personalization and optimized picture quality.

Multiple Product Offerings Leveraging Our Dataset. Our business model enables us to monetize our data assets in multiple ways. Through our Audience and Data products, our customers are able to carry out their complete marketing lifecycle by planning, measuring, executing and optimizing their campaigns in a single platform. As our proprietary dataset continues to scale, we expect customers to increase utilization of, and the number of tasks performed on, our platform, resulting in increased revenue to us.

Privacy Centric Dataset. We utilize a persistent household identifier for our opt-in viewership data. This identifier allows us to match our data with our customer’s first-party data, as well as with all of the various identifiers used in the advertising ecosystem. As a result, our products are less impacted by changes in regulations or technology aimed at curtailing less transparent actors.

Loyal Customer Base. Our platform is used by many of the world’s largest brands, agencies, content programmers, publishers and measurement and advertising platforms, to better plan, buy and measure their TV and digital advertising campaigns. Our customers typically grow their use of our platform over time. For the nine months ended September 30, 2021 and twelve months ended December 31, 2020 and 2019, we were able to drive net dollar retention of 114%, 95% and 93%, respectively.(1)

(1)

Net Dollar Retention reflects changes in our customers’ revenue across two twelve-month periods. The denominator is total revenue from all customers in the earlier twelve-month period; the numerator is total revenue from those same customers in the later twelve-month period. For purposes of this calculation, we consider the customer to be the billing entity with whom we directly transact. In our Audience products for managed service offerings and for programmatic offerings where the advertising buyer is our direct customer (“Programmatic Media—Audience Segments”), the billing entity is the end-customer. In our Audience products, for programmatic offerings where we directly transact with the third-party media buying platform (“Programmatic Media—Marketplaces”), the billing entity is the platform that processes transactions for the end-customers. For the nine months ended September 30, 2021 and twelve months ended December 31, 2020 and 2019, revenue attributable to Programmatic Media—Marketplaces comprised 19%, 15% and 20%, respectively, of total revenue for those periods. In our Data products, the billing entity is the end-customer.

Founder-Led and Culture-Focused Management Team. We are led by Ashwin Navin, who founded Samba TV in 2008 with the global vision to create the best TV viewing experience for consumers. We have a strong management team with deep and extensive experience across digital marketing, media and software companies. Our success is made possible by firm focus on culture, which allows us to attract and retain talent.

Our Growth Strategy

We believe we are in the early stage of our growth and that we are at an inflection point in the advertising industry. We intend to capitalize on our competitive positioning to pursue several long-term growth strategies:

Expand the Customer Base by Investing in Sales and Marketing. We aim to increase our customer base by continuing to expand our sales and marketing capabilities, team members and partners. We will continue to invest significant resources in our sales and marketing activities, which we believe will help us sell our solutions to new clients and also enhance our brand awareness across the ecosystem.

Increase Our Share of Our Customers’ Advertising Spend. We aim to continue to grow the adoption of our solutions with our existing customers through increased advertising spend on our platform. We believe many marketers are in the early stages of allocating a greater percentage of their advertising budgets to programmatic channels and CTV, and that we are well positioned to capture additional advertising spend. Given our comprehensive product portfolio, we believe we can cross-sell additional or new solutions to provide end-to-end coverage to more clients.

Activate Additional International Markets. We have a proven and growing global reach, with over 100 countries where Samba embedded TVs are deployed. Our products are generating revenue in six countries, and we have entered into customer agreements to generate revenue in two additional countries. We believe there is growing demand for our solutions internationally and we aim to continue activating in new markets.

Continue To Invest In New Solutions for Our Customers. We intend to continue to make investments in our platform and introduce new technology and products to further differentiate our offerings. Additionally, for marketers, we intend to deepen and expand our AI capabilities to improve targeting and measurement while providing deep integrations and workflow automation within the advertising ecosystem. For consumers, we continue to enhance the TV viewing experience. For example, in early 2021 we demonstrated Picture Perfect, an edge AI feature that automatically adjusts settings such as brightness, color, refresh rate, among other features, based on the content playing on the screen in real time.

Pursue Opportunistic M&A. Our management team has a strong track record of successfully identifying, evaluating, executing and integrating strategic acquisitions. We have successfully completed four acquisitions since 2015. We maintain an active pipeline of potential M&A targets and intend to continue evaluating add-on opportunities to bolster our current solutions suite, strengthen our platform and complement our organic growth initiatives.

Our Capital Structure

Upon the closing of this offering, we will have two classes of common stock. Our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share and our Class B common stock has 20 votes per share. Upon the closing of this offering, Ashwin Navin, our co-founder, Chief Executive Officer and a member of our board of directors, and Alvir Navin, our co-founder, Chief Operating Officer and a member of our board of directors, Todd Johnson, our co-founder and Director of Engineering, and Omar Zennadi, our co-founder and Director of Engineering, and certain entities controlled by them, and certain entities affiliated with August Capital, who currently holds more than 5% of our outstanding common stock and is affiliated with Howard Hartenbaum, a member of our board of directors (collectively, the Class B Holders), will together hold all of the issued and outstanding shares of our Class B common stock. The entities affiliated with August Capital have the right (but not the obligation) to exchange all or a portion of the shares of Class A common stock that they will hold at the closing of this offering into shares of Class B common stock. Accordingly, upon the closing of this offering, the Class B Holders will hold up to approximately     % of the voting power of our outstanding capital stock in the aggregate (assuming the entities affiliated with August Capital elect to exchange all of their shares of Class A common stock into shares of Class B common stock), which voting power may increase over time as the Class B Holders exercise or vest in equity awards or warrants outstanding at the time of the completion of this offering. If all such equity awards or warrants held by certain of the Class B Holders had been exercised or vested and exchanged for shares of Class B common stock as of the date of the completion of this offering and the entities affiliated with August Capital have elected to exchange all of their shares of Class A common stock for Class B common stock, the Class B Holders would collectively hold     % of the voting power of our outstanding capital stock. As a result, the Class B Holders will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Additionally, if a Class B Holder sells shares of Class B common stock or converts shares of its Class B common stock into shares of Class A common stock, the voting power on a percentage basis of the other Class B Holders will increase due to the decrease in total votes outstanding, while ultimately lowering the aggregate voting power of the Class B Holders relative to the Class A shareholders. Further, one of the events that will result in the final conversion of all of the outstanding shares of Class B common stock is the date fixed by the board of directors that is no less than 61 days and no more than 180 days following the first date after the completion of this offering that the number of shares of Class B common stock held by the Class B Holders is less than 20% of the Class B common stock held by the Class B Holders as of the date of the completion of this offering (the 20% Ownership Threshold).

The dual-class structure of our common stock is intended to ensure that, for the foreseeable future, the Class B Holders continue to control or significantly influence the governance of the company which we believe will permit us to continue to prioritize our long-term goals rather than short-term results, to enhance the likelihood of stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the company. This dual-class structure is intended to preserve this control until the Class B Holders and their affiliates cease providing services to the Company or the 20% Threshold is no longer met.

Concurrent Private Placement

Sony Corporation has agreed to purchase $15.0 million in shares of our Class A common stock at the initial public offering price per share in a private placement that is expected to close concurrently with, and is conditioned upon consummation of, this offering. The closing of this offering is not conditioned upon the closing of the concurrent private placement. The closing of the concurrent private placement is subject to customary closing conditions.

Sony Corporation has also agreed to a lock-up agreement with the underwriters pursuant to which the shares purchased in the concurrent private placement will be locked up for a period of 180 days from the date of this prospectus, subject to certain exceptions. See “Underwriters” for additional information.

Preliminary Estimated Financial Results for the Year ended December 31, 2021

The data presented below reflects our preliminary estimated financial results for the year ended December 31, 2021 based upon information available to us as of the date of this prospectus. This data is not a comprehensive statement of our financial results for the year ended December 31, 2021. The preliminary results of operations are subject to revision as we prepare our financial statements and related disclosures for the year ended December 31, 2021; however, such revisions are not expected to be significant.

While we currently expect our results for the year ended December 31, 2021 to be within the ranges set forth below, the review of our financial statements for the year ended December 31, 2021 has not been completed. During the course of the preparation and review of our financial statements and related notes for the year ended December 31, 2021, additional adjustments to the preliminary estimated financial results presented below may be identified. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect thereto. We caution you that such preliminary estimates are not guarantees of future performance or outcomes and that actual results may differ materially from the estimates described below. See “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our financial results presented below and the actual financial results and other information we will report for the year ended December 31, 2021. These estimates are not necessarily indicative of the results to be achieved for any future period.

	Year Ended December 31,
	2020	2021 Preliminary Estimate
		Low	High
	(in thousands)
Revenue	$106,831	$	$
Cost of revenue	$60,401	$	$
Total operating expenses	$49,449	$	$
Operating loss	$(3,019)	$	$

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of the more significant risks and challenges include the following:

•	Our growth will depend in part on our ability to maintain, develop and expand our relationships with TV OEMs in the United States and international markets.

•

Limitations on our ability to collect data through our Automatic Content Recognition (ACR) software or changing consumer preferences towards data collection, privacy and security could diminish the quantity or quality of our first-party data or cause consumers not to opt-in to or to opt-out of our data collection practice.

•	Third-party data suppliers may withdraw data that we have previously collected or withhold data from us in the future, leading to our inability to provide products and services to our customers.

•	If our access to household-based data is diminished, the value of our data would be decreased, which could harm our operating results and financial condition.

•

Our success and revenue growth are dependent on adding new customers, on effectively educating and training our existing customers on how to make full use of our data and platform and on increasing usage of our data and platform by our customers.

•

We compete in rapidly evolving and highly competitive markets with many large and more established businesses, and we expect intense competition to continue, which could result in a loss of our market share and a decrease in our revenue and profitability and may harm our growth prospects.

•

Failure to keep up with rapidly changing technologies and marketing practices could cause our products and services to become less competitive or obsolete, which could result in loss of market share and decreased revenues and results of operations.

•	Our future growth depends on the acceptance and growth of CTV advertising platforms.

•	Unfavorable publicity and negative public perception about us or our industry could adversely affect our business and operating results.

•	The ongoing COVID-19 pandemic has impacted our business and resurgences of COVID-19 or additional responsive measures thereto may continue to impact our business.

•

The dual-class structure of our common stock will have the effect of concentrating voting power with the Class B Holders, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and approval of any merger, consolidation or sale of all or substantially all of our assets or other major corporate transactions.

Channels for Disclosure of Information

Investors, the media and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the Securities and Exchange Commission (the SEC) the investor relations page on our website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. However, information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in California in 2008 and reincorporated in Delaware in 2011. Our principal executive offices are located at 118 King Street, San Francisco, California 94107. Our telephone number is (415) 400-5750. Our website is www.samba.tv. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We use Samba TV, the Samba TV logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act). As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:

•	presentation of only two years of audited financial statements and related financial disclosure;

•	exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;

•

exemption from compliance with the requirement of the Public Company Accounting Oversight Board, regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemption from the requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have at least $1.07 billion in annual revenue; (ii) the date on which we qualify as a “large accelerated filer” under the rules of the SEC, which would occur on January 1 of the first year immediately after we have at least $700.0 million of equity securities held by non-affiliates as of the preceding June 30th; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations, and we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period for complying with new or revised accounting standards until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Class A common stock offered by us	shares.

Underwriters’ option to purchase additional shares from us	shares.

Total Class A common stock and Class B common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we expect to receive proceeds of $15.0 million from the sale of shares of our Class A common stock to Sony Corporation in the concurrent private placement.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, facilitate future access to the public equity markets by us, our employees and our stockholders and increase our visibility in the marketplace. We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds.”

Voting rights	Each share of our Class A common stock will be entitled to one vote per share.

Each share of our Class B common stock will be entitled to 20 votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our certificate of incorporation. Upon the closing of this offering, the Class B Holders will hold approximately     % of the voting power of our outstanding capital stock in the aggregate, which voting power may increase over time if certain of the Class B Holders elect to exchange additional shares of Class A common stock for Class B common stock or exercise or vest in equity awards or warrants outstanding at the time of the completion of this offering. If all such equity awards or warrants held by the Class B Holders had been exercised or vested and exchanged for shares of Class B common stock as of the date of the completion of this offering and certain entities affiliated with August Capital had elected to exchange all shares of Class A common stock for Class B common stock, the Class B Holders would collectively hold up to     % of the voting power of our outstanding capital stock. As a result, the Class B Holders will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock.”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed New York Stock Exchange trading symbol	“SMBA”

The total number of shares of Class A common stock and Class B common stock that will be outstanding immediately after this offering is based on 19,652,254 shares of our Class A common stock and 12,615,972 shares of our Class B common stock outstanding as of September 30, 2021, and reflects:

•

8,052,119 shares of redeemable convertible preferred stock that will automatically convert into 8,052,119 shares of Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation. We refer to this conversion of redeemable convertible preferred stock into Class A common stock as the Capital Stock Conversion, which number of shares excludes the shares being exchanged in the Class B Stock Exchange described below;

•	11,600,135 shares of our Class A common stock outstanding, which number of shares excludes the shares being exchanged in the Class B Stock Exchange described below; and

•

12,615,972 shares of our Class B common stock, which reflect shares of our Class A common stock outstanding beneficially owned by the Class B Holders as of September 30, 2021 that will be exchanged for an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering (assuming entities affiliated with August Capital elect to exchange all of their shares of Class A common stock for shares of Class B common stock) pursuant to the terms of certain exchange agreements, or the Class B Stock Exchange.

The shares of our Class A common stock and Class B common stock outstanding as of September 30, 2021 exclude the following:

•	5,449,631 shares of Class A common stock issuable upon the exercise of outstanding options as of September 30, 2021 with a weighted-average exercise price of $3.44389 per share;

•	1,192,544 shares of Class A common stock reserved for future issuance under our 2020 Equity Incentive Plan (the 2020 Plan), as of September 30, 2021, which number of shares will be added to the shares of our Class A common stock to be reserved under our 2022 Equity Incentive Plan (the 2022 Plan), upon its effectiveness, at which time we will cease granting awards under our 2020 Plan;

•	277,750 shares of Class A common stock subject to restricted stock units (RSUs) outstanding as of September 30, 2021;

•

             shares of Class A common stock reserved for future issuance under our 2022 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part;

•

             shares of Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the ESPP), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•	1,153,748 shares of our Class A common stock issuable upon exercise of outstanding warrants as of September 30, 2021, with a weighted-average exercise price of $2.54193 per share.

The 2022 Plan and the ESPP provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and the 2022 Plan also provides for increases to the number of shares of our Class A common stock that may be granted thereunder based on shares under the 2020 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

Following the completion of this offering, and pursuant to equity exchange right agreements to be entered into between us and the Class B Holders (the Equity Award Exchange Agreements), each of the Class B Holders shall have a right (but not an obligation) to require us to exchange any shares of Class A common stock received upon the exercise of options or warrants to purchase shares of Class A common stock or the vesting and settlement of RSUs related to shares of Class A common stock for an equivalent number of shares of Class B common stock. We refer to this right as the Equity Award Exchange. The Equity Award Exchange applies only to equity awards granted to the Class B Holders prior to the effectiveness of the filing of our amended and restated certificate of incorporation. As of September 30, 2021, there were (i) no shares of our Class A common stock subject to options held by the Class B Holders that may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock following this offering, (ii) no shares of our Class A common stock subject to RSUs held by the Class B Holders that may be exchanged, upon vesting and settlement, for an equivalent number of shares of our Class B common stock following this offering and (iii) 368,633 shares of our Class A common stock subject to warrants held by the Class B Holders that may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock following this offering.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•	the Capital Stock Conversion will occur immediately prior to the completion of this offering;

•	no exercise of outstanding options described above;

•

the issuance and sale by us of              share of Class A common stock in the concurrent private placement with Sony Corporation at the assumed public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•

the issuance of              shares of our Class A common stock, which is the estimated number of shares issuable upon the automatic net exercise of a portion of our outstanding stock warrants for Class A common stock and all of our outstanding warrants for Series A and Series B preferred stock, which will become exercisable for Class A common stock in connection with this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus (the Warrant Net Exercise);

•

the issuance of              shares of our Class A common stock, which will be exercised for $         per share for aggregate proceeds to us of $         million upon cash exercise of a portion of our outstanding warrants for Class A common stock, immediately prior to the closing of this offering (the Warrant Cash Exercise);

•	no exercise of outstanding warrants described above other than the Warrant Net Exercise and the Warrant Cash Exercise;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur upon the closing of this offering and effect the reclassification of our common stock into Class A common stock (the Reclassification);

•	the Class B Stock Exchange will occur immediately prior to the completion of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares.

SUMMARY FINANCIAL AND OTHER DATA

The following tables set forth a summary of our financial data as of, and for the periods ended on, the dates indicated. The statements of operations data for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019 and the balance sheet data as of September 30, 2021 and December 31, 2020, are derived from our unaudited condensed financial statements and related notes and audited financial statements and related notes included elsewhere in this prospectus. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results. The summary financial data in this section are not intended to replace, and are qualified in their entirety by, the financial statements and related notes included elsewhere in this prospectus.

Statements of Operations Data

	Nine Months Ended September 30,			Year Ended December 31,
	2021	2020		2020	2019
	(in thousands, except for share and per share data)
Revenue	$82,825		$67,015	$106,831		$84,917
Cost of revenue(1)	49,095		38,081	60,401		46,512

Gross profit	33,730		28,934	46,430		38,405
Operating expenses:
Research and development(1)	8,452		9,855	13,523		22,974
Sales and marketing(1)	17,411		15,444	20,221		24,594
General and administrative(1)	17,842		11,846	15,705		18,402

Total operating expenses	43,705		37,145	49,449		65,970

Operating loss	(9,975)		(8,211)	(3,019)		(27,565)
Total other expense, net	6,920		4,398	4,510		571

Loss before income taxes	(16,895)		(12,609)	(7,529)		(28,136)
Income tax expense (benefit)	158		119	32		(248)

Net loss	$(17,053)		$(12,728)	$(7,561)		$(27,888)

Net loss per share, basic and diluted(2)	$(1.22)		$(0.98)	$(0.58)		$(2.15)
Weighted average number of shares used to compute basic and diluted net loss per share	13,990,410		12,975,806	13,047,194		12,314,269
Pro forma net loss per share, basic and diluted(3)		$			$

Weighted average number of shares used to compute pro forma basic and diluted net loss per share(3)

(1)	Stock-based compensation expense was allocated in cost of revenue and operating expenses as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Cost of revenue	$41	$23	$31	$18
Research and development	142	140	202	422
Sales and marketing	435	405	513	392
General and administrative	1,347	1,061	1,478	523

Total stock-based compensation	$1,965	$1,629	$2,224	$1,355

(2)

See Note 11 to our financial statements for the nine months ended September 30, 2021 and 2020 and Note 14 to our financial statements for 2020 and 2019 included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share.

(3)

Basic and diluted pro forma net loss per share attributable to common stockholders for the nine months ended September 30, 2021 and December 31, 2020 gives effect to (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock, (ii) the conversion of all outstanding shares of preferred stock warrants, (iii) the conversion of all outstanding shares of common stock warrants as if the conversion had occurred as of the beginning of the period or on the date of issuance, if later; and (iv) shares related to officers settlement of employee nonrecourse loans. The table presented below sets forth the calculation of basic and diluted pro forma net loss per share attributable to common stockholders for the nine months ended September 30, 2021 and December 31, 2020 (in thousands, except share and per share data):

	Nine Months Ended September 30,	Year Ended December 31,
	2021	2020
Numerator:
Net loss	$(17,053)	$(7,561)
Interest expense(1)	326	1,447
Debt discount / debt extinguishment(2)	3,867	1,776
Change in fair value of derivative liability(2)	167	(2,422)
Change in fair value of warrant liability(3)	6,596	2,233

Net loss attributable to common stockholders	$(6,097)	$(4,527)

Denominator:
Weighted average shares used to compute basic and diluted net loss per share	13,990,410	13,047,194
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock to common stock in connection with this offering	14,638,661	14,638,661
Settlement of officer related employee nonrecourse loans	1,521,372	1,521,372
Pro forma adjustment to reflect conversion of preferred stock warrants to Class A common stock in connection with offering
Pro forma adjustment to reflect conversion of common stock warrants to Class A common stock in connection with offering
Weighted average shares used to compute basic and diluted net loss per share(2)(3)
Pro forma net loss per share, basic and diluted

(1)	Interest expense recognized on our 2019 and 2020 convertible promissory notes. See (2) below for more information.

(2)

Debt discount / debt extinguishment and Change in fair value of derivative liability represent charges related to the replacement of our 2019 convertible promissory notes for our 2020 convertible promissory notes in May 2020 and the subsequent conversion of those 2020 convertible promissory notes into Series C convertible preferred stock in February 2021. All outstanding shares of our redeemable convertible preferred stock will automatically convert into shares of common stock in connection with this offering. For purposes of this table, we determined net loss attributable to our common stockholders (i.e., numerator) for the nine months ended September 30, 2021 and the year ended December 31, 2020 as if the conversion had occurred as of those dates. The weighted average shares used to compute the basic and diluted earnings per share (i.e., denominator) were adjusted for this conversion.

(3)

Change in fair value of warrant liability represents charges related to the liabilities for our Series A preferred stock warrants and Series B preferred stock warrants. For purposes of this table, net loss attributable to the Company’s common stockholders (i.e., numerator) for the nine months ended September 30, 2021 and the year ended December 31, 2020 takes into account the Warrant Net Exercise as if the Warrant Net Exercise had occurred as of those dates. In addition, the weighted average shares used to compute the basic and diluted earnings per share (i.e., denominator) were adjusted for the Warrant Net Exercise into shares of common stock of the Company.

Balance Sheet Data

	As of September 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Cash and cash equivalents	$16,145	$	$
Working capital(4)	18,254
Total assets	79,196
Total liabilities	50,835
Redeemable convertible preferred stock	70,992
Total stockholders’ deficit	(42,631)

(1)

The pro forma balance sheet data gives effect to (i) the Capital Stock Conversion, as if such conversion had occurred as of September 30, 2021, (ii) the Warrant Net Exercise and the Warrant Cash Exercise, and (iii) the filing of our amended and restated certificate of incorporation, each of which will occur upon the closing of this offering.

(2)

Reflects, on a pro forma as adjusted basis, the pro forma adjustments described in footnote (1) above and the issuance and sale by us of              shares of Class A common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

(3)

Reflects, on a pro forma as adjusted basis, the issuance and sale by us of              share of Class A common stock in the concurrent private placement with Sony Corporation at the assumed public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(4)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures

The following table summarizes certain financial measures (non-GAAP financial measures) that are not calculated and presented in accordance with United States Generally Accepted Accounting Principles (GAAP), along with the most directly comparable GAAP measure, for each period presented below. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. We use the following non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes.

	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Gross profit	$33,730	$28,934	$46,430	$38,405
Contribution ex-TAC(1)	$58,811	$45,672	$70,589	$62,501
Net loss	$(17,053)	$(12,728)	$(7,561)	$(27,888)
Adjusted EBITDA(2)	$(4,586)	$(4,476)	$2,335	$(24,017)

(1)	Contribution ex-TAC is calculated as gross profit plus other platform costs.

(2)

Adjusted EBITDA is calculated as net income (loss) adjusted to exclude (i) interest expense, net, (ii) depreciation and amortization, (iii) income tax expense (benefit), (iv) stock-based compensation, (v) change in fair value of derivative liability, (vi) change in fair value of warrant liability and (vii) loss on early debt extinguishment.

For additional information about these non-GAAP financial measure and reconciliation of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and all the other information in this prospectus, before you decide to purchase any shares of our Class A common stock. Many of the risks and uncertainties described below may be exacerbated by the ongoing COVID-19 pandemic and any worsening of the global business and economic environment as a result. If any of the following risks actually occur, our business, financial condition or results of operations may be harmed and you may lose all or part of your investment.

Risks Related to Business and Industry

Our growth will depend in part on our ability to maintain, develop and expand our relationships with TV OEMs in the United States and international markets.

We depend on our relationships with TV original equipment manufacturers (OEMs) in both the United States and international markets for the integration of our Automatic Content Recognition (ACR) software into their internet Connected TVs (CTVs) as a means of growing and maintaining our data footprint, expanding our addressable market to additional consumers, and creating our Audience and Data products. Our licensing arrangements with TV OEMs are complex and time-consuming to negotiate and complete. Typically, our license agreements with TV OEMs require us to expend resources to design our software into their technology stack, as well as to share a portion of the profit generated in connection with their CTVs. In some cases, we are required to make minimum guaranteed payments, regardless of the actual profit generated. If these arrangements do not continue to result in sufficient data footprint, or if the data footprint does not in turn lead to successful monetization of that data, our business may be harmed. Furthermore, some TV OEMs have undertaken efforts to develop their own technology that is competitive with ours, and in the past our technology has been replaced by TV OEMs deploying their own solutions into their CTVs. If we fail to maintain and expand our relationships with our TV OEM partners, or if our TV OEM partners internally develop or license from other vendors offerings that compete with ours, our business, financial condition and results of operations may be harmed.

Limitations on our ability to collect data through our ACR software or changing consumer preferences towards data collection, privacy and security could diminish the quantity or quality of our first-party data or cause consumers not to opt-in to or to opt-out of our data collection practices, which could harm our business.

Data collection, privacy and security have become the subject of increasing public concern and changing consumer preferences towards data collection, privacy and security could adversely affect consumer willingness to opt-in to our collection of their data. Specifically, prior to collection, use and disclosure of information from a CTV through our ACR software about the content viewed on that television, we prominently disclose to the consumer, the types of data that will be collected, used and shared with third parties, including the identity or specific categories of such third parties and the purposes for sharing such information and then obtain the consumer’s affirmative express consent. Further, consumers that have opted-in to the collection of viewing data may opt-out of the collection of viewing data through the CTV user settings at any time. If consumers choose not to opt-in, or opt-in and then opt-out, to the collection of their data as a result of these or any other concerns, this could negatively impact our business, financial condition and results of operations.

Third-party data suppliers may withdraw data that we have previously licensed or withhold data from us in the future, leading to our inability to provide products and services to our customers, which could lead to a decrease in revenue and loss of customer confidence.

Key portions of the data that we use to monetize our first-party data is obtained through integrations with third-party data suppliers. We are dependent upon our ability to license this data on commercially reasonable terms. The third-party data licenses we rely upon may not continue to be available to us on commercially reasonable terms, or at all. We could suffer material adverse consequences if we were unable to obtain data through our integrations with data suppliers, or such suppliers were to materially limit our use of their data. Such denial or limitation could occur for a variety of reasons, including because we fail to maintain sufficient relationships with the suppliers or because they decline to provide, or are prohibited from providing, such data to us due to legal, contractual, privacy, competitive or other economic concerns. In the future, these third-party data licenses may not be appropriately supported, maintained or enhanced by the licensors, resulting in development delays and product incompatibilities or harming the availability of our products and services. For example, data suppliers could withhold their data from us if there is a competitive reason to do so, we breach our contract with a supplier, we breach their expectations of our use of their data, they are acquired by one of our competitors, legislation is passed restricting the use or dissemination of the data they provide, market perceptions become negative regarding the sharing of their data with third parties, publishers change their privacy policies or user settings in a material manner that turns off or diminishes the volume of data we receive, judicial interpretations are issued restricting use of such data, or for other reasons. Further, definitions in state data broker legislation could be interpreted to apply to Samba TV, potentially exposing us to negative perceptions and diminishing availability of data to us. Additionally, we could terminate relationships with our data suppliers for a variety of reasons, including if they fail to adhere to our data quality or privacy standards. If a substantial number of data suppliers were to withdraw or withhold their data from us or substantially limit our use of their data, or if we were to sever ties with our data suppliers, our ability to provide products and services to our customers could be materially adversely impacted, which could result in decreased revenues and operating results.

If our access to household-based identity presently available through internet infrastructure providers is diminished, the value of our data would be decreased, which could harm our operating results and financial condition.

Digital advertising and in-app advertising are largely dependent on established technology companies and their operation of the most commonly used Internet browsers (Chrome, Firefox, Internet Explorer and Safari), devices and operating systems (Android and iOS). These companies may change the operations or policies of their browsers, devices and operating systems in a manner that fundamentally changes our ability to operate our platform or use or match data, or change their systems to a “walled garden” that locks marketers and publishers into a closed system and would cutoff our ability to access such systems. Users of these browsers, devices or operating systems may also adjust the use of technology in ways that change our ability to collect data. Digital advertising and in-app advertising are also dependent, in part, on internet protocols and the practices of internet service providers, including IP address allocation. Changes that these providers make to their practices, or adoption of new internet protocols, may materially limit or alter the availability of data. For example, Apple recently started redirecting web traffic through two separate servers in order to obfuscate a user’s IP address. This or similar practices by internet service providers, operators or operating systems could make it more difficult for us to match or use relevant data on a device within a household because we rely on a household’s unique IP address. A limitation or alteration of the availability of data or identity in any of these or other instances may have a material impact on the advertising technology industry, measurability or addressability of media, which could decrease advertising budgets and subsequently reduce our revenue and adversely affect our business, operating results and financial condition.

If we were to lose access to significant amounts of the data that enables our household-based framework, our ability to provide products and services to our customers could be materially and adversely impacted, which could be materially adverse to our business, operating results and financial condition.

Our success and revenue growth are dependent on adding new customers, on effectively educating and training our existing customers on how to make full use of our data and platform and on increasing usage of our data and platform by our customers.

To sustain or increase our revenue, we must regularly add new customers and encourage existing customers to maintain or increase their business with us. Our customers, which are comprised of brands,

agencies, content programmers, publishers and measurement and advertising vendors, use our data to better plan, buy and measure their digital advertising campaigns. As the market matures and as existing and new market participants produce new approaches to enable businesses to address their respective needs that compete with our offerings, we may be forced to reduce the prices we charge in order to retain customers, or may be unable to renew existing or enter into new customer agreements at the same prices and upon the same terms that we have historically obtained. If our new business and cross-selling efforts are unsuccessful or if our customers do not expand their use of our platform or adopt additional offerings and features, our operating results may suffer.

Our existing customers have no obligation to renew their contracts upon expiration and may not choose to renew their contracts or enter into new agreements for a variety of reasons. In the past, some customers have elected not to renew or not to enter into new agreements, and it is difficult to predict attrition rates. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer satisfaction, pricing changes, the prices of services offered by our competitors, mergers and acquisitions affecting our customer base and reductions in our customers’ spending levels or other declines in customer activity. If our customers do not renew their contracts or decrease the amounts they spend with us, our revenue will decline and our business will suffer.

A decline in new or renewed contracts in any period may not be immediately reflected in our reported financial results for that period but may result in a decline in our revenue in future periods. If we were to experience significant downturns in sales and renewal rates, our reported financial results might not reflect such downturns until future periods. Moreover, the conditions caused by the COVID-19 pandemic have affected, and may continue to affect the rate of spending on advertising products and have and could continue to adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, increase pressure for pricing discounts, lengthen payment terms, reduce the value or duration of their subscription contracts, or increase customer attrition rates, all of which could adversely affect our future sales, operating results and overall financial performance.

We compete in rapidly evolving and highly competitive markets, and we expect intense competition to continue, which could result in a loss of our market share and a decrease in our revenue and profitability and may harm our growth prospects.

The market for online advertising solutions is rapidly evolving and highly competitive. Many of our competitors are vertically integrated, have greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition among some types of marketers and greater economies of scale. In addition, these competitors have long-term relationships with many of our customers. We expect intense competition to continue as existing competitors introduce new and more competitive offerings alongside their existing devices and services and as new market entrants introduce new devices and services into our markets.

We expect advertising spend to continue to shift from traditional linear TV to CTV, and as such we expect new competition to continue to intensify for viewership data or advertising spend. In this respect, we compete against CTV offerings, such as VIZIO and Samsung, as well as TV operating system and connected devices such as Roku, Google TV, Amazon Fire and Apple TV and traditional cable operators, which may provide their own streaming services. We compete for advertising spend with these competitors as well as with over-the-top (OTT) streaming services such as Hulu and YouTube TV, as such services are able to present advertising across a variety of devices and with various types of audience-based targeting and measurement. We also compete with other measurement and analytics providers, and ad networks. In addition, any of our TV OEM partners may elect to create their own ACR software offering and terminate their relationship with us to bundle CTVs with our technology, monetization or other offerings.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	strong relationships with marketers;

•	strong relationships with consumers, including access to their personally identifiable identifiers (e.g. email address);

•	strong relationship with advertisers or ad agencies;

•	more extensive research and development activity focused on advertising solutions;

•	the ability to more easily undertake extensive marketing campaigns;

•	the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services;

•	the ability to implement and sustain aggressive pricing policies;

•	access to greater resources to make acquisitions;

•	the ability to bundle competitive offerings with other devices and services; and

•	the ability to cross-subsidize low-margin operations from their other higher-margin operations.

We would be at a competitive disadvantage if our competitors bring their next generation devices and services to market earlier than we do, if their devices or services have more scale, lower prices, better features, more content (or more preferable content) or are more technologically advanced than ours and that of our TV OEM partners, or if any of our competitors’ devices or services were to become preferred by retailers or consumers. To the extent we are unable to effectively compete against our competitors for any of these reasons or otherwise, our business, financial condition and results of operations may be harmed.

Failure to keep up with rapidly changing technologies and marketing practices could cause our products and services to become less competitive or obsolete, which could result in loss of market share and decreased revenues and results of operations.

Advances in information technology are changing the way our customers use and purchase information products and services. However, the complexity and uncertainty regarding the development of new technologies and the extent and timing of market acceptance of innovative products and services create difficulties in maintaining this competitiveness. In addition, current or new competitors could create new technology advancements that could make our solutions irrelevant. Without the timely introduction of new products, services and enhancements or anticipating technology advancements by our current competitors or new market entrants, our offerings will become technologically or commercially obsolete over time, in which case our revenue and operating results would suffer.

Our future growth depends on the acceptance and growth of CTV advertising platforms.

We operate in a highly competitive advertising industry and we compete for revenue from advertising with other similar platforms as well as traditional media, such as radio, broadcast, cable and satellite TV and satellite and internet radio. Many marketers continue to devote a substantial portion of their advertising budgets to traditional advertising, such as linear TV, radio and print. The future growth of our business depends on the growth of CTV advertising platforms, and on marketers increasing their spend on advertising on our platform. Although linear TV marketers showed growing interest in CTV advertising during 2020, we cannot be certain that their interest will continue to increase or that they will not revert to linear TV advertising, especially if our users no longer stream TV or significantly reduce the amount of TV they stream either as a result of lifting of stay-at-home orders, the end of the COVID-19 pandemic or for other reasons. If marketers, or their agency relationships, do not perceive meaningful benefits of CTV advertising, the market may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow our business.

Unfavorable publicity and negative public perception about us or our industry could adversely affect our business and operating results.

With the growth of online advertising and e-commerce, there is increasing awareness and concern among the general public, privacy advocates, mainstream media, governmental bodies and others regarding marketing, advertising and data privacy matters, particularly as they relate to individual privacy interests and the global reach of the online marketplace. Any unfavorable publicity or negative public perception about us, our industry, including our competitors, or even other data focused industries can affect our business and results of operations, and may lead to digital publishers changing their business practices or additional regulatory scrutiny or lawmaking that affects us or our industry. For example, in recent years, consumer advocates, mainstream media and elected officials have increasingly and publicly criticized the data and marketing industry for its collection, storage and use of personal data. Additional public scrutiny may lead to general distrust of our industry, consumer reluctance to share and permit use of personal data and increased consumer opt-out rates, any of which could negatively influence, change or reduce our current and prospective customers’ demand for our products and services and adversely affect our business and operating results.

Changes in consumer viewing habits could harm our business.

Our future prospects depend on the growth of the CTV advertising ecosystem, which in turn is dependent on the continued growth of TV streaming, which is rapidly evolving. As the technological infrastructure for internet access continues to improve and evolve, households are increasingly using platforms other than TVs for the consumption of streamed content. For example, consumers, in particular young adults, are increasing the time spent on mobile devices and using these devices to stream content rather than or in addition to consuming content on TVs. Consumers are also increasingly streaming content on personal computers, streaming platforms, DVD players, Blu-ray players, gaming consoles and cable set-top boxes. It is difficult to predict how consumers’ content viewing habits will change and whether “cord-cutting” consumers will shift their viewing habits to streaming content through CTVs or whether they will shift to other mediums that we are not able to address with our products and services. If consumers ultimately favor devices other than CTVs to consume the majority of content, our ability to grow our business or realize a return on the investments we are making in our technology and distribution capabilities may be materially and adversely affected.

The use of ACR technology to collect viewing behavior data is emerging and may not be successful.

The use of viewing behavior data collected using ACR technology through CTVs to inform digital advertising and content delivery is novel and evolving, and future demand and market acceptance for this type of data is uncertain. If the market for the use of this data does not develop or develops more slowly than we expect, or if we are unable to successfully develop and monetize our advertising solutions or the viewing behavior data we collect, our growth prospects may be harmed.

Many factors may adversely affect the acceptance of ACR software, including:

•

difficulty developing and maintaining relationships and technology integrations with brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and marketing technology firms;

•

decisions by marketers, media content providers, digital publishers or marketing technology companies to, or changes in their technology or rights that, restrict our ability to match or collect data or their refusal to implement mechanisms we request to ensure compliance with our legal obligations or technical requirements;

•	changes by marketing technology companies that render inoperable the integrations we have with them;

•

the failure to add, or the loss of, brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and advertising technology firms running advertising campaigns using our services;

•

the timing, amount and effectiveness of our sales and marketing expenses incurred to attract new brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and advertising technology firms to our services;

•	changes in the demand for viewing behavior data;

•	changes in consumer preferences and attitudes toward data collection, use, disclosure and other processing;

•

changes in device functionality and settings, and other changes in technologies, including those that make it easier for consumers to prevent the placement of monitoring technology and adversely affect our ability to reach them online or collect and use exposure data, and decisions by consumers to opt out of being monitored or to use such technology; and

•

changes in or the introduction of new laws, rules, regulations or industry standards or increased enforcement of state, national or international laws, rules, regulations or industry standards impacting the collection, use, privacy, security, sharing or other processing of data or otherwise.

If we are unable to adequately address these factors, we may not be able to successfully develop our solutions and our anticipated future growth may be harmed.

Additionally, some third-party content providers with streaming apps on the CTV, including Netflix and YouTube, place restrictions on our OEM partners that prevent our software from collecting data while the content provider’s applications are in use on the TV. These limitations restrict the quantity and completeness of our data. We believe there is risk that the third-party operating system will either develop competing solutions to ours or restrict the use of our solution by TV OEMs.

If our efforts to build a strong brand, deliver superior performance and maintain customer satisfaction and loyalty are not successful, we may not be able to attract or retain customers, and our business may be harmed.

Building and maintaining a strong brand is important to attract and retain customers. Successfully building a brand is a time consuming and comprehensive endeavor and can be positively and negatively impacted by any number of factors. Maintaining, protecting, promoting and positioning our brand will largely depend on our ability to deliver superior performance that meets the needs of our customers at competitive prices, our ability to maintain customer satisfaction and loyalty and our ability to successfully differentiate our solutions from those of our competitors. Certain factors, such as the quality or pricing of our solutions or our responsiveness, are within our control. Other factors, such as the quality and reliability of our OEM partners’ TV models or the perceived effectiveness of our Audience or Data products, are out of our control, yet customers may nonetheless attribute those factors to us. Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. If we are unable to execute on building a strong brand, it may be difficult to differentiate our business from our competitors in the marketplace, therefore our ability to attract and retain users may be adversely affected and our business may be harmed.

The market for programmatic buying for advertising campaigns is relatively new and evolving. If this market develops slower or differently than we expect, our business, operating results and financial condition would be adversely affected.

We derive revenue from the use of our products to support programmatic purchases of advertising by our customers on third-party platforms. We expect the use of our products to support programmatic ad buying will continue to be a significant source of revenue for the foreseeable future. While the market for programmatic ad buying for desktop and mobile display ads is relatively established, the market in other channels is still emerging, and our current and potential customers may not shift quickly enough to programmatic ad buying from other buying methods, which would reduce the growth potential for our products. If the market for programmatic ad buying deteriorates or develops more slowly than we expect, it could reduce demand for our products, and our business, growth prospects and financial condition would be adversely affected.

We may not realize the expected benefits of an industry shift away from cookie-based consumer tracking as such shift may not occur as rapidly as we expect or may not be realized at all.

We expect to benefit, as compared to others in our industry, from marketers reducing their reliance on vendors and software platforms that utilize third-party cookies for tracking. However, we cannot assure you that the shift away from cookie-based consumer tracking will happen as rapidly as we expect or that such shift will occur at substantial levels or at all. Additionally, even if the shift away from cookie-based consumer tracking does occur, we may not be as successful in growing our business and increasing our revenue as we expect. For example, marketers may not shift their business away from our competitors if our competitors are successful in developing alternative products or services that are not significantly reliant on the cookie-based framework.

If our access to quality advertising inventory is diminished or fails to grow, our revenue could decline and our growth could be impeded.

Our success partially depends on our ability to secure advertising inventory on reasonable terms across a broad range of publishers and supply-side platform (SSP) partners in various verticals and formats. The amount, quality and cost of inventory available to us can change at any time. If our relationships with any of our significant publishers or SSP platforms were to cease, or if the material terms of these relationships were to change unfavorably, our business would be negatively impacted. Our publisher platforms and SSPs are generally not bound by long-term contracts. As a result, there is no guarantee that we will have access to a consistent supply of advertising inventory on favorable terms. Publishers and SSPs control the sales process for the advertising inventory they supply, and their processes may not always work in our favor. For example, publishers and SSP may place restrictions on the use of their inventory, including prohibiting the placement of advertisements on behalf of specific marketers.

Our success partially depends on consistently adding quality advertising inventory in a cost-effective manner. If we are unable to maintain a consistent supply of inventory for any reason, customer retention and loyalty, and our operating results and financial condition could be harmed.

We often have long sales cycles, which can result in significant time between initial contact with a prospect and execution of a customer agreement, making it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.

Our sales cycle, from initial contact to contract execution and implementation, can take significant time. As part of our sales cycle, we may incur significant expenses before we generate any revenue from a prospective customer. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace, generally or with a specific prospective customer, change negatively, it is possible that we will be unable to recover any of these expenses. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our platform. Some of our customers undertake an evaluation process that frequently involves not only our platform but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these new customers. Even if our sales efforts result in obtaining a new customer, the customer controls when and to what extent it uses our platform and therefore the amount of revenue we generate and when we recognize revenue, and it may not sufficiently justify the expenses incurred to acquire the customer and the related training support. As a result, we may not be able to add customers, or generate revenue, as quickly as we may expect, which could harm our growth prospects.

Seasonal fluctuations in advertising activity could have a material impact on our revenue, cash flow and operating results.

Our revenue, gross profit, cash flow and operating results may vary significantly from quarter to quarter due to a variety of factors, including the seasonal or event-based patterns of our customers’ spending on advertising campaigns. For example, in prior years, customers tended to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. In contrast, the first quarter of the calendar year has typically been the slowest in terms of advertising spend. These patterns may or may not hold true after the COVID-19 pandemic. Political advertising related to election cycles, or other events, such as the Olympics, could also cause our revenue to increase during election cycles or other events and decrease during other periods, making it difficult to predict our revenue, cash flow and operating results, all of which could fall below our expectations. For example, during the U.S. presidential election in 2020, we saw significant changes in projected advertising spend week-to-week, as campaigns allocated, reallocated, or canceled advertising campaigns on various media outlets based on polling information and the prevalent political issues.

The failure to attract, recruit, onboard and retain qualified personnel or maintain our culture could hinder our ability to successfully execute our business strategy, which could have a material adverse effect on our financial position and operating results.

Our growth strategy and future success depends in large part on our ability to attract, recruit, onboard, motivate and retain technical, customer services, sales, consulting, research and development, marketing, administrative and management personnel and key personnel on our senior management team. In particular, our co-founder and Chief Executive Officer, Ashwin Navin, is critical to our overall management, as well as the continued development of our products and services. Furthermore, our ability to grow our revenues is highly dependent upon our ability to effectively recruit and retain productive sales professionals. We do not have fixed-term employment or non-competition agreements with any of our key personnel. The complexity of our products, processing functionality, software systems and services requires highly trained professionals. While we presently have a sophisticated, dedicated and experienced team of executives and associates who have a deep understanding of our business, the labor market for these individuals has historically been very competitive due to the limited number of people available with the necessary technical skills and understanding. Our employees, particularly engineers and sales professionals are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. Because we face significant competition for personnel, to attract top talent, we have to offer, and believe we will continue to offer, competitive compensation packages before we can validate the productivity of those employees. We may incur significant costs to attract and retain highly trained personnel and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them, and our succession plans may be insufficient to ensure business continuity if we are unable to retain key personnel. To retain employees, we also may need to increase our employee compensation levels in response to competition.

In addition, we believe that a critical component to our success and ability to retain our best people has been our company culture. We have invested substantial time and resources in building our team within this company culture. As we continue to grow and offer more remote working arrangements, we may find it difficult to maintain our entrepreneurial, execution-focused culture. Following this offering and the expiration of any applicable lock-up periods, many of our employees may be able to receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. Moreover, the equity ownership of many of our employees could create disparities in wealth among our employees, which may harm our culture and relations among employees and our business. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel and to proactively focus on and pursue our corporate objectives.

Our technology must operate with various offerings, technologies and systems from TV OEMs and advertising infrastructure that we do not control. If our software does not operate effectively with the CTVs and other devices from our TV OEM partners or the third-party advertising infrastructure we use, our business may be harmed.

Our ACR software must be interoperable with multiple TV models and TV’s made from multiple different manufacturers. We have no control over the design of our OEM partners’ TVs, and if our technology is not compatible with a particular TV model, we may be unable to increase active opt-in footprint and user engagement, we may be required to increase our technology costs and our business will be harmed. To continue to grow our opt-in footprint and user engagement, we will need to prioritize development of our technology to work with new TV models and other technologies. If we are unable to maintain consistent operability of our devices that is on parity with or better than other offerings, our business could be harmed. In addition, any future changes to offerings, technologies and systems from our TV OEM partners may impact the accessibility, speed, functionality and other performance aspects of our technology. We may not successfully develop offerings that operate effectively with these technologies or systems. If it becomes more difficult for our users to access and use these offerings, technologies or systems, our business could be harmed.

COVID-19 Pandemic Risks

The ongoing COVID-19 pandemic has impacted our business and resurgences of COVID-19 or additional responsive measures thereto may continue to impact our business.

Since the first quarter of 2020, the COVID-19 pandemic, the responsive measures that we and other parties have taken and the resulting economic consequences have affected our business. The spread of COVID-19 has caused us to take precautionary measures intended to help minimize the risk of the virus to our employees, including instituting work-from-home policies, suspending non-essential business travel, shifting from in-person to virtual meetings, events and conferences and instituting a variety of health and safety protocols. In response to the effects of COVID-19 on our business and the related economic uncertainty, we have also taken certain cost-cutting measures. These measures included temporarily reducing salaries beginning in April 2020 through July 2020 for all employees, and from April 2020 through December 2020 for most executives. Certain executives and senior management opted to extend their salary reductions beyond the mandatory reduction in exchange for stock option grants. We may take further actions as required by federal, state and local government authorities or that we determine are in the best interests of our employees, retailers and business partners, but which may also result in a slowdown of our operations. The extended period of remote work arrangements we are continuing to experience has disrupted our business and adversely impacted employee productivity, and could introduce additional business and operational risks, including cybersecurity risks. For example, the prolonged work from home environment has reduced efficiencies with our engineers and may result in lower productivity in other areas of our business. Additionally, future efforts to re-open our offices safely may not be successful, could expose our personnel to health risks and will involve additional financial burdens. The pandemic may have long-term effects on the nature of the office environment and remote working, and this may present operational challenges that may harm our business. We also may incur significant operating costs and be exposed to increased liability risks as a result of the COVID-19 pandemic, both now and increasingly so once stay-at-home restrictions are lifted and employees begin to return to our offices, such as the cost of collecting additional information (including health and medical information) about our employees, contractors and visitors at our facilities; testing supplies and personal protective equipment for on-site staff; and altered office configurations or the need for additional office space.

The extent to which the COVID-19 pandemic ultimately impacts our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken by governmental authorities and businesses to contain the virus or treat its impacts, and how quickly and to what extent economic and operating conditions normalize. Even after the COVID-19 pandemic itself has subsided, we may continue to experience impacts to our business as a result of any global economic impact, including as a result of an ongoing recession. A prolonged economic downturn could also impact the overall financial condition of our media content providers, marketers, retailers and services venders all of whom we depend on in order to operate our business. As a result, the current level of uncertainty over the economic and operational impacts of the COVID-19 pandemic means the impact on our business cannot be reasonably estimated at this time.

Risks Related to Cybersecurity, Reliability and Data Privacy

Our actual or perceived failure to adequately protect personal information and confidential information that we (or our service providers or business partners) collect, store or process could trigger contractual and legal obligations, harm our reputation, subject us to liability and otherwise adversely affect our business including our financial results.

In the ordinary course of our business, we collect, store and process personal information and/or other confidential information of our employees, our customers and consumers. We use third-party service providers and subprocessors to help us deliver our services. These vendors may store or process personal information, payment card information and/or other confidential information of our employees or our customers. We collect such information from individuals located both in the United States and abroad and may store or process such information outside the country in which it was collected.

A variety of state, national and foreign laws and regulations apply to the protection and security of personal information. These data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. For example, each U.S. state and the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, EU member states and the United Kingdom, as well as some other foreign nations, have passed laws requiring notification to regulatory authorities, to affected individuals and/or others within a specific timeframe when there has been a security breach involving certain personal information as well as impose additional obligations for companies. Additionally, our agreements with certain users or partners may require us to notify them in the event of a security breach. Such statutory and contractual disclosures are costly, could lead to negative publicity, may cause our users to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. Compliance with these obligations could delay or impede the development of new products and may cause reputational harm.

Litigation resulting from security breaches and other security incidents may adversely affect our business. Unauthorized access to and other incidents impacting our platform, systems, networks, or physical facilities could result in litigation with our users or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business and/or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our products and/or platform capabilities in response to such litigation, which could have an adverse effect on our business. Any actual or perceived inability to adequately protect individuals’ information in our possession, custody or control may render our products or services less desirable and could harm our reputation and business. Any costs incurred as a result of this potential liability could harm our business.

We are dependent on the availability of third-party service providers, including cloud computing providers and data centers and interruptions or delays in service from our third-party data center providers could impair our ability to deliver our products and services to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

We currently serve the majority of our platform functions from third-party data center hosting facilities operated by Google Cloud Platform, Amazon Web Services and Switch. Our operations depend, in part, on our third-party facility providers’ abilities to protect these facilities against any damage or interruption from natural disasters, such as earthquakes and hurricanes, power or telecommunication failures, criminal acts and similar events. In the event that any of our third-party facilities arrangements are terminated, or if there is a lapse of service or damage to a facility, we could experience interruptions in our platform as well as delays and additional expenses in arranging new facilities and services.

Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our platform. Despite precautions taken at our data centers, the occurrence of spikes in usage volume, a natural disaster, such as earthquakes or hurricane, an act of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice, or other unanticipated problems at a facility could result in lengthy interruptions in the availability of our platform. Even with current and planned disaster recovery arrangements, our business could be harmed. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could materially adversely affect our business.

We incur significant costs with our third-party data hosting services. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation, or otherwise, we may not be able to increase the fees for our products and services to cover the changes. As a result, our operating results may be significantly worse than forecasted.

Significant disruptions of our information technology systems or data security incidents could harm our reputation, cause us to modify our business practices and otherwise adversely affect our business and subject us to liability.

We are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store, process and transmit large amounts of sensitive corporate, personal and other information, including proprietary business information, other user information and other confidential and proprietary information. It is critical that we do so in a secure manner to maintain the confidentiality, integrity and availability of such information. Our obligations under applicable laws, regulations, contracts, industry standards, self-certifications and other documentation may include maintaining the confidentiality, integrity and availability of personal information in our possession or control, maintaining reasonable and appropriate security safeguards as part of an information security program and limits on the use and/or cross-border transfer of such personal information. These obligations create potential legal liability, to regulators, our business partners, our customers, consumers and other relevant stakeholders and also impact the attractiveness of our subscription service to existing and potential users.

We have outsourced certain elements of our operations (including elements of our information technology infrastructure) to third parties, or may have incorporated technology into our platform, that collects, processes, transmits and stores our users’ or others’ personal information and as a result, we manage a number of third-party vendors who may or could have access to our information technology systems (including our computer networks) or to our confidential information. In addition, many of those third parties in turn subcontract or outsource some of their responsibilities to third parties. As a result, our information technology systems, including the functions of third parties that are involved or have access to those systems, are very large and complex. There have been and may continue to be significant supply chain attacks (such as the attacks resulting from vulnerabilities in SolarWinds Orion, Accellion FTA, Microsoft Exchange, Codecov, Kaseya VSA and other widely-used software and technology infrastructure) and we cannot guarantee that our or our vendors’ systems have not been breached or that they do not contain exploitable defects or bugs that could result in a security breach or incident of, or other disruption to, our systems and networks or the systems and networks of third parties that support us and our services. Our ability to monitor our vendors’ security measures is limited, and, in any event, malicious third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, disclosure, loss or destruction of our and our customers’ information, including sensitive and personal information. Our and our vendors’ information technology systems have been and may in the future be susceptible to vulnerabilities that could be exploited from inadvertent or intentional actions of our employees, third-party vendors, business partners, or by malicious third parties. Attacks of this nature are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. For example, despite our efforts to secure our information technology systems and the data contained in those systems, including any efforts to educate or train our employees, we remain vulnerable to phishing attacks.

Although we have, and may in the future, implement remote working protocols and offer work-issued devices to employees, the actions of our employees while working remotely may have a greater effect on the security of our systems and the data we process, including by increasing the risk of compromise to our systems, proprietary technology, or data arising from employees’ combined personal and private use of devices, accessing our systems or data using wireless networks that we do not control, or the ability to transmit or store company-controlled data outside of our secured network. These risks have been heightened by the dramatic increase in the numbers of our employees who have been and are continuing to work from home as a result of government guidelines and internal policies adopted in response to the COVID-19 pandemic.

In addition to the threat of loss or unauthorized access to or acquisition or use, corruption, alteration, or disclosure of sensitive or personal information or proprietary, confidential information, other threats to our information technology systems include the deployment of harmful malware, ransomware attacks, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of systems and information. Some of these external threats may be amplified by the nature of our third-party web hosting, cloud computing, or network-dependent streaming services or suppliers. Our systems experience directed attacks on at least a periodic basis that are intended to interrupt our operations; interrupt our users’, content publishers’ and marketers’ ability to access our platform; extract money from us; and/or view or obtain our data (including without limitation user or employee personal information or proprietary information) or proprietary technology. Although we have implemented certain systems, processes and safeguards intended to protect our information technology systems and data from such threats and mitigate risks to our systems and data, we cannot be certain that threat actors will not have a material impact on our systems or services in the future. Our safeguards intended to prevent or mitigate certain threats may not be sufficient to protect our information technology systems and data due to the developing sophistication and means of attack in the threat landscape. Recent developments in the threat landscape include an increased number of cyber extortion and ransomware attacks, with increases in the amount of ransom demands and the sophistication and variety of ransomware techniques and methodology. Additionally, our third-party vendors or business partners’ information technology systems, or hardware/software provided by such third parties for use in our information technology systems, may be vulnerable to similar threats and our business could be affected by those or similar third-party relationships.

We maintain insurance policies to cover certain losses relating to our information technology systems. However, there may be exceptions to our insurance coverage such that our insurance policies may not cover some or all aspects of a security incident. Even where an incident is covered by our insurance, the insurance limits may not cover the costs of complete remediation and redress that we may be faced with in the wake of a security incident. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim. Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of our network infrastructure to the satisfaction of our users, business partners, regulators or other relevant stakeholders may harm our reputation and our ability to retain existing users and attract new users. Any attempts by threat actors to disrupt our platform, website or computer systems, if successful, could harm our business, subject us to liability, be expensive to remedy, cause harm to our systems and operations and damage our reputation. Efforts to prevent threat actors from entering our computer systems or exploiting vulnerabilities in our devices are expensive to implement and may not be effective in detecting or preventing intrusion or vulnerabilities. Such unauthorized access to our systems or data could damage our reputation and our business and could expose us to the risk of contractual damages, litigation and regulatory fines and penalties that could harm our business. The risk of harm to our business caused by security incidents may also increase as we expand our product and service offerings and as we enter into new markets. Implementing, maintaining and updating security safeguards requires substantial resources now and will likely be an increasing and substantial cost in the future.

Significant disruptions of our third-party vendors’ and/or commercial partners’ information technology systems or other data security incidents, including ransomware and other cyberattacks, could adversely affect our business operations and/or result in the loss, misappropriation and/or unauthorized access to, or use or disclosure of, or the prevention of access to or availability of, sensitive or personal information, which could harm our business. In addition, information technology system disruptions, whether from attacks on our technology environment, denial of service attacks, ransomware or from other computer viruses, natural disasters, terrorism, war and telecommunication and electrical failures, infrastructure changes, human or software errors, fraud or other disasters and events beyond our control, could result in a material disruption of our product development and our business operations.

There is no way of knowing with certainty whether we have experienced any data security incidents that have not been discovered. While we have no reason to believe that we have experienced a data security incident that we have not discovered, attackers have become very sophisticated in the way they conceal their unauthorized access to systems, and many companies that have been attacked are not aware that they have been attacked. Any event that leads to loss of or unauthorized access to, or acquisition, use, corruption, alteration, or disclosure of information of individuals, including but not limited to personal information regarding our users, could disrupt our business, harm our reputation, compel us to comply with applicable federal and/or state breach notification laws and foreign law equivalents, subject us to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require us to verify the correctness of database contents, or otherwise subject us to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to us and result in significant legal and financial exposure and/or reputational harm.

In addition, any actual or perceived failure by us or our vendors or business partners to comply with our privacy, data protection, confidentiality or data security-related legal or other obligations to third parties, or any security breaches or incidents or other events of loss of or unauthorized access to, or acquisition, release, use, corruption, alteration, disclosure or transfer of sensitive information, which could include personal information, may result in governmental investigations and other proceedings, enforcement actions, regulatory fines, claims, litigation, or public statements against us by advocacy groups or others. Any such failure or perceived failure also could cause third parties, including current and potential partners and existing and potential users, to lose trust in us or perceive our platform, system or networks as less desirable. We also could be subject to claims by third parties that we have breached our privacy-, data protection-, data security-, or confidentiality-related obligations, which could materially and adversely affect our business and prospects. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages. Moreover, data security incidents and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. While we have implemented security measures intended to protect our information technology systems and infrastructure, as well as the personal and proprietary information that we possess or control, there can be no assurance that such measures will successfully prevent service or system interruptions or security incidents. Data protection laws around the world often require “reasonable”, “appropriate” or “adequate” technical and organizational security measures, and the interpretation and application of those laws are often uncertain and evolving, and there can be no assurance that our security measures will be deemed adequate, appropriate or reasonable by a regulator or court. Moreover, even security measures that are deemed appropriate, reasonable and/or in accordance with applicable legal requirements may not be able to protect the information we maintain. In addition to potential fines, we could be subject to mandatory corrective action due to a data security incident, which could adversely affect our business operations and result in substantial costs for years to come.

Any significant disruption in our computer systems or those of third parties we utilize in our operations could result in a loss or degradation of service on our platform and could harm our business.

We rely on the expertise of our engineering and software development teams for the performance and operation of our software and systems. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our technology to existing and potential users. We utilize computer systems located either in our facilities or those of third-party server hosting providers and third-party internet-based or cloud computing services. Although we generally enter into service level agreements with these parties, we exercise no control over their operations, which makes us vulnerable to any errors, interruptions or delays that they may experience. In the future, we may transition additional features of our services from our managed hosting systems to cloud computing services, which may require significant expenditures and engineering resources. If we are unable to manage such a transition effectively, we may experience operational delays and inefficiencies until the transition is complete. Upon the expiration or termination of any of our agreements with third-party vendors, we may not be able to replace their services in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete. In addition, fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems and hardware or cause them to fail completely. As we do not maintain entirely redundant systems, a disrupting event could result in prolonged downtime of our operations and could adversely affect our business. Any disruption in the services provided by these vendors could have adverse impacts on our business reputation, customer relations and operating results.

If any aspect of our computer systems or those of third parties we utilize in our operations fails, it may lead to downtime or slow processing time, either of which may harm the experience of our users. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. We expect to continue to invest in our technology infrastructure to maintain and improve the user experience and platform performance. To the extent that we or our third-party service hosting provider do not effectively address capacity constraints, upgrade or patch systems as needed and continually develop technology and network architecture to accommodate increasingly complex services and functions, increasing numbers of users and actual and anticipated changes in technology, our business may be harmed.

Our business relies upon our ability to collect data from CTVs. As a result, the growth of our business depends on consumer’s ability to obtain and maintain low-cost, high-speed access to the internet, which relies in part on the network operators’ continuing willingness to upgrade and maintain their equipment as needed to sustain a robust internet infrastructure as well as their continued willingness to preserve the open and interconnected nature of the internet. We exercise no control over network operators, which makes us vulnerable to any errors, interruptions or delays in their operations. Any material disruption or degradation in internet services could harm our business.

To the extent that the number of internet users continues to increase, network congestion could adversely affect the reliability of our data collection. We may also face increased costs of doing business if network operators engage in discriminatory practices with respect to the data we receive from CTVs in an effort to monetize access to their networks. In the past, internet service providers have attempted to implement usage-based pricing, bandwidth caps and traffic “shaping” or throttling. To the extent network operators were to create tiers of internet access service and either charge us for access to these tiers or prohibit us from collecting data at certain tiers, our quality of service could decline, our operating expenses could increase and our ability to attract and retain users could be impaired, each of which would harm our business.

In addition, most network operators that provide consumers with access to the internet also provide these consumers with multichannel video programming. These network operators have an incentive to use their network infrastructure in a manner adverse to the continued growth and success of other companies seeking to collect viewership data. To the extent that network operators are able to provide preferential treatment to their own data collection, as opposed to ours, our business could be harmed.

We face potential liability and harm to our business based on the human factor of inputting information into our platform.

We or our customers interact with our platform using a number of available variables. While our platform includes several checks and balances, it is possible for human error to result in mistakes in campaign setup, order fulfillment, payment tracking and other processes necessary for our business. Consequently, we may be unable to collect revenue when such issues occur.

Our data platforms or our ACR software may contain hardware errors or software bugs, which could manifest themselves in ways that could harm our reputation and our business.

Our data platforms and our ACR software are technically complex and may in the future contain software bugs, defects, vulnerabilities, deficiencies, or hardware errors. These bugs, defects, vulnerabilities, deficiencies and errors can manifest themselves in any number of ways, including through diminished performance, security vulnerabilities, data quality in logs or interpretation of data, malfunctions or even permanently disabled devices. Some bugs, defects, vulnerabilities, deficiencies, or errors in our data platforms or ACR software may only be discovered after our platform has been used by our customers or after a CTV with our ACR software has been purchased by a consumer and may in some cases only be detected under certain circumstances or after extended use. We also update our data platforms and our software on a regular basis, and, despite our quality assurance processes, we could introduce bugs or vulnerabilities in the process of any such update. For instance, any such defects discovered in our ACR software after installation in an OEM partners’ CTV and commercial release could result in loss of revenue, negatively affect our OEM partner relationships and our reputation and brand, any of which could harm our business, operating results and financial condition. In addition, any bugs, defects, vulnerabilities, deficiencies, or errors in our data platform or ACR software could result in claims for product or information liability, tort or breach of warranty, or other violations of laws or regulations. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of our products and services. In addition, if our insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be harmed.

Regulatory, Legal and Tax-Related Risks

Changes in legislative, judicial, regulatory, or cultural environments relating to the collection, storage, disclosure, distribution, transfer and use of data may limit our ability to collect, used and otherwise process data. Such developments could cause revenues to decline, increase the cost and availability of data and adversely affect the demand for our products and services.

We receive, store, use, disclose and otherwise process personal information and other data from and about consumers in addition to our customers, employees and services providers. For example, we receive IP addresses and viewership data when consumers opt-in to the collection, use and disclosure of viewership information. We also receive personal identifiers, viewership data and demographic information from our customer, suppliers, and partners, which may include household income and credit scores. Our handling of this data is subject to a variety of federal, state and foreign laws and regulations and is subject to regulation by various government authorities. Our data handling also is subject to contractual obligations and may be deemed to be subject to industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of data relating to individuals, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the U.S., various laws and regulations apply to the collection, processing, disclosure and security of certain types of data. Additionally, the Federal Trade Commission (FTC) and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination and security of data.

The regulatory framework for data privacy, data protection and data security issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data and manners in which we conduct our business. Restrictions could be placed upon the collection, management, aggregation and use of information, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use, disclose or otherwise process information.

In particular, interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, and similar or related practices, such as cross-device data collection and aggregation, steps taken to de-identify personal information and to use and distribute the resulting data, including for purposes of personalization and the targeting of advertisements, have come under increasing scrutiny by legislative, regulatory and self-regulatory bodies in the U.S. and abroad that focus on consumer protection or data privacy. Much of this scrutiny has focused on the use of cookies and other technology to collect information about Internet users’ online browsing activity on web browsers, mobile devices and other devices, to associate such data with user or device identifiers or pseudonymous identities across devices and channels. Increased scrutiny may result in more consumers who object to or refrain from opting in to the collection and use of viewership information or other data, which may harm our business. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users’ browsing and other habits. We are aware of several lawsuits filed against companies in the electronics or digital advertising industries alleging various violations of consumer protection and computer crime laws, asserting privacy-related theories and regulatory authorities in the United States and other jurisdictions have pursued investigations of and enforcement actions against companies relating to their use and other processing of data relating to individuals. In addition, providers of Internet browsers have engaged in, or announced plans to continue or expand, efforts to provide increased visibility into, and certain controls over, cookies and similar technologies and the data collected using such technologies. For example, Google recently announced that its Chrome browser will block third-party cookies starting in 2023. In April 2021, Google began releasing software updates to its Chrome browser with features intended to phase out third-party cookies. Because we, and our customers, use data collected through cookies and similar technologies, it is possible that these efforts may have a substantial impact on our ability to provide our services to our customers, It is essential that we monitor developments in this area domestically and globally, and engage in responsible privacy practices, including providing consumers with notice of the types of data we collect and how we use that data to provide our services. We must also continue to innovate to provide alternatives to data collected through the cookies.

In addition, the protection and privacy of children’s data has come under increasing scrutiny by regulatory bodies in the U.S. and abroad. The Children’s Online Privacy Protection Act (COPPA) is a U.S. federal law that applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites and services with actual knowledge that they are collecting personal information from U.S. children under the age of 13. We collect data from smart televisions, which may be used by both adults and children under the age of 13. We strive to ensure that our services and products are compliant with applicable provisions of COPPA, including by having our consent workflow and consumer privacy controls certified as compliant under COPPA by an independent consulting firm specializing in COPPA compliance, which has provided us with COPPA Safe Harbor status. However, the COPPA provisions may be modified, interpreted, or applied in new manners that we may be unable to anticipate or prepare for appropriately, and we may incur substantial costs or expenses in attempting to modify our systems, platform, applications, or other technology to address changes in COPPA, or interpretations thereof. If we fail to accurately anticipate the application, interpretation, or legislative expansion of COPPA, we could be subject to governmental enforcement actions, data processing restrictions, litigation, fines and penalties, adverse publicity or loss of customers.

In the U.S., the U.S. Congress and state legislatures, along with federal regulatory authorities have recently increased their attention on matters concerning the collection, disclosure and use of consumer data. For example, California enacted legislation, the California Consumer Privacy Act (CCPA), that became operative on January 1, 2020 and came under California Attorney General (AG) enforcement on July 1, 2020. The CCPA requires covered companies to, among other things, provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information, a concept that is defined broadly. The California AG can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA provides a private right of action for certain data breaches that is expected to increase data breach litigation. In November 2020 California voters also approved the ballot initiative known as the California Privacy Rights Act of 2020 (CPRA). Pursuant to the CPRA, the CCPA will be amended by creating additional privacy rights for California consumers and additional obligations on businesses, which could subject us to additional compliance costs as well as possible fines, individual claims and commercial liabilities for certain compliance failures. In March 2021, the Virginia legislature passed the Virginia Consumer Data Protection Act (VCDPA), and in July 2021, the Colorado legislature passed the Colorado Privacy Act (CPA). The majority of CPRA provisions will go into effect on January 1, 2023. In the interim, the CPRA will require additional investment in compliance programs and potential modifications to business processes, as well as possible fines, individual claims and commercial liabilities for certain compliance failures. In particular, the CPRA will create a California data protection agency to enforce the statute and will impose new requirements relating to additional consumer rights, data minimization and other obligations. The CPRA also extends certain exemptions under the CCPA through December 31, 2022, including the CCPA’s exemptions for certain information collected in employment or business-to-business contexts. On March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (VCDPA), which will take effect on January 1, 2023. The VCDPA borrows heavily from the CCPA and the EU GDPR, and includes exemptions that may be broader than the CCPA in certain respects. Moreover, on July 8, 2021, the Colorado Governor signed into law the Colorado Privacy Act (CPA), which will become effective on July 1, 2023. The CPA borrows heavily from the CPRA, the VCDPA and the EU GDPR. Further modifications and regulations to the CPRA, the VCDPA and the CPA, as well as any other state or federal legislation that if subsequently enacted, could have potentially conflicting requirements, create additional liability and require costly expenditures in an effort to ensure compliance.

We cannot yet fully predict the full impact of these laws on our business or operations, but they may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. There have been a number of proposals for federal and other state privacy legislation that, if enacted, could increase our exposure to potential liability, add additional complexity to compliance in the U.S. market and increase our compliance costs. For example, other states have enacted or are considering legislation similar to that of the CCPA, CPRA, VCDPA and CPA statutory frameworks, including legislation that, if enacted, would require persons to “opt-in” to the collection of certain consumer data. Decreased availability and increased costs of consumer data could adversely affect our ability to meet our customers’ requirements and could result in decreased revenues.

In Europe, the General Data Protection Regulation (EU GDPR) took effect on May 25, 2018, which has direct effect in all EU Member States and has extraterritorial effect where organizations outside of the European Economic Area (EEA) process personal data of individuals in the EEA in relation to the offering of goods or services to those individuals. These laws impose onerous and comprehensive privacy, data protection and data security obligations onto data controllers and data processors, including, as applicable:

•	accountability and transparency requirements and enhanced requirements for obtaining valid consent;

•	obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed;

•

obligations to implement appropriate technical and organizational measures to safeguard personal data and to report certain personal data breaches to the supervisory authority without undue delay (and no later than 72 hours where feasible); and

•	obligations to provide individuals with various data protection rights (e.g., the right to erasure of personal data).

Compliance with the EU GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices. There may also be a risk that the measures will not be implemented correctly or that individuals within the business will not be fully compliant with the required procedures. Despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our European activities. The EU GDPR includes significant penalties for non-compliance of up to the greater of €20 million or 4% of an enterprise’s global annual revenue.

Further, the EU is expected to replace the ePrivacy Directive governing the use of technologies to collect consumer information with the Regulation of Privacy and Electronic Communications (ePrivacy Regulation). The replacement ePrivacy Regulation may impose burdensome requirements around obtaining consent to use such technologies, and impose fines for violations that are materially higher than those imposed under the EU’s current ePrivacy Directive and related EU Member State legislation. In addition, some countries are considering or have passed legislation or interpretations implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. Any failure to achieve required data protection standards may result in lawsuits, regulatory fines, or other actions or liability, all of which may harm our operating results.

In June 2016, a referendum was passed in the United Kingdom to leave the EU, commonly referred to as “Brexit.” The United Kingdom exited the EU pursuant to Brexit on January 31, 2020, subject to a transition period for certain matters that ran to December 31, 2020. Following December 31, 2020, the EU GDPR’s data protection obligations continue to apply to the United Kingdom in substantially unvaried form under the so called “UK GDPR” by virtue of section 3 of the European Union (Withdrawal) Act 2018. The UK GDPR provides for fines of up to the greater of 17.5 million British Pounds or 4% of a company’s worldwide turnover, whichever is higher. Brexit has created an uncertain political and economic environment in the United Kingdom and other EU countries. For example, on June 28, 2021, the European Commission issued an adequacy decision for the United Kingdom under the EU GDPR and the Law Enforcement Directive, pursuant to which personal data generally may be transferred from the EU to the United Kingdom without restriction; however, this adequacy decision is subject to a four-year “sunset” period, after which the European Commission’s adequacy decision may be renewed. During that period, the European Commission will continue to monitor the legal situation in the United Kingdom and may intervene at any time with respect to its adequacy decision. The United Kingdom’s adequacy determination therefore is subject to future uncertainty, and may be subject to modification or revocation in the future, with the United Kingdom potentially being considered a “third country” under the EU GDPR, with personal data transfers needing to be made subject to GDPR-compliant safeguards, such as the Standard Contractual Clauses (SCCs). In addition, there may be an increase in the divergence in the interpretation, application and enforcement of data protection laws between the United Kingdom and the EU. The full effect of Brexit is uncertain and depends on any agreements the United Kingdom may make to retain access to EU markets. Consequently, no assurance can be given about the impact of Brexit and our business may be seriously harmed.

We are also subject to laws and regulations that dictate whether, how and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including certain personal data shared between countries or regions in which we operate and shared among our products and services. For example, the EU GDPR prohibits transfers of personal data outside of the EEA to third countries that the European Commission does not recognize as having “adequate” data protection laws (third countries), including the U.S. On July 16, 2020, however, the Court of Justice of the European Union (CJEU) invalidated the EU-US Privacy Shield and companies may no longer rely on it as a valid mechanism to comply with the EU GDPR. In the same decision, the CJEU confirmed the validity of the SCCs, but advised that the SCCs must be considered on a case-by-case basis, in conjunction with an assessment as to whether national security laws conflict with the guarantees provided by the data importer under the SCCs and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an essentially equivalent level of data protection to that afforded in the EEA. On June 4, 2021, the European Commission issued new SCCs that account for the CJEU’s decision and other developments, which will need to be put in place for new contracts involving the transfer of personal data from the EEA to a third country concluded from September 27, 2021 and, by December 27, 2022, replace previous SCCs included in existing contracts concluded before September 27, 2021. The invalidation of the EU-US Privacy Shield and any requirements to put in place additional mechanisms to ensure compliance with the EU GDPR (including the EU GDPR requirements as implemented by individual countries) could have a significant adverse impact on our operations, while increasing our compliance costs and legal and regulatory risks. While domestic efforts between the EU and U.S. toward a replacement are underway, the timing and requirements are unclear. In addition, we anticipate being required to engage in new contract negotiations with processors, service providers and other third parties and being required to enter into new SCCs. If other legal bases upon which we currently rely for transferring data from the EEA to the U.S. are invalidated, if we are unable to transfer data between and among countries and regions in which we operate, or if we are prohibited from sharing data among our products and services, it could affect the manner in which we provide our services or adversely affect our financial results.

In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us or our customers. We are members of self-regulatory bodies that impose additional requirements related to the collection, use and disclosure of consumer data. Under the requirements of these self-regulatory bodies, in addition to other compliance obligations, we are obligated to provide consumers with notice about our use of cookies and other technologies to collect consumer data and of our collection and use of consumer data for certain purposes, and to provide consumers with certain choices relating to the use of consumer data. Some of these self-regulatory bodies have the ability to discipline members or participants, which could result in fines, penalties and/or public censure (which could in turn cause reputational harm). Additionally, some of these self-regulatory bodies might refer violations of their requirements to the FTC or other regulatory bodies.

Because the interpretation and application of privacy and data protection laws, regulations and standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in manners that are inconsistent between countries and jurisdictions or conflict with other laws, regulations or other obligations to which we are or may become subject. Such laws and regulations, or interpretation of law and regulations also may be, or may be asserted to be inconsistent with our data management practices or the technological features of our solutions. If so, in addition to the possibility of fines, investigations, lawsuits and other claims and proceedings, it may be necessary or desirable for us to fundamentally change our business activities and practices or modify our products and services, which could have an adverse effect on our business. We may be unable to make such changes or modifications in a commercially reasonable manner or at all. Any inability to adequately address privacy, data protection, or data security concerns, even if unfounded, or any actual or perceived failure to comply with applicable laws, regulations, standards or policies relating to privacy, data protection, or data security, could result in additional cost and liability to us, damage our reputation, decrease the availability of and increase costs for information, inhibit sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, standards and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our platform. Privacy concerns, whether valid or not valid, may inhibit market adoption of our platform particularly in certain industries and foreign countries.

If government regulations or laws relating to the internet, video, advertising, or other areas of our business change, we may need to alter the manner in which we conduct our business, or our business could be harmed.

We are subject to general business regulations and laws, as well as regulations and laws specific to the internet and online services, which may include laws and regulations related to data privacy, data protection and data security, consumer protection, data localization, law enforcement access to data, encryption, telecommunications, social media, payment processing, taxation, intellectual property, competition, electronic contracts, internet access, net neutrality, advertising, calling and texting, content restrictions, protection of children and accessibility, among others. We cannot guarantee that we have been or will be fully compliant in every jurisdiction. Litigation and regulatory proceedings are inherently uncertain, and the laws and regulations governing issues such as data privacy, data protection and data security, payment processing, taxation, net neutrality, video, telecommunications, e-commerce tariffs and consumer protection related to the internet continue to develop. For example, laws relating to the liability of providers of online services for activities of their users and other third parties have been tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the advertisements posted, actions taken or not taken by providers in response to user activity or the content provided by users. The U.S. Congress has also enacted legislation related to liability of providers of online services and may continue to legislate in this area. The CCPA and Nevada Privacy Law (the Nevada SPI Law) also apply to entities that do business in California and Nevada, respectively, and impose a number of requirements on internet and online services. Moreover, as internet commerce and advertising continue to evolve, increasing regulation by federal, state and foreign regulatory authorities becomes more likely.

Laws relating to data privacy, data protection and data security, data localization, law enforcement access to data, encryption and similar activities continue to proliferate, often with little harmonization between jurisdictions and limited guidance. A number of existing bills are pending in the U.S. Congress and other government bodies that contain provisions that would regulate, for example, how companies can use cookies and other tracking technologies to collect, use and share user information. The CCPA also imposes requirements on certain tracking activity. The ePrivacy Directive in the EU, which is due for update in 2021, and other EU member state legislation require marketers or companies like ours to, for example, obtain unambiguous, affirmative consent from users for the placement of cookies or other tracking technologies and the delivery of relevant advertisements. If we or the third parties that we work with, such as contract payment processing services, content publishers, vendors or developers violate or are alleged to violate applicable privacy-, data protection- or security-related laws, industry standards, contractual obligations, or our policies, such violations and alleged violations may also put our users’ information at risk and could in turn harm our business and reputation and subject us to potential liability. Any of these consequences could cause our users, marketers or publishers to lose trust in us, which could harm our business. Furthermore, any failure on our part to comply with these laws may subject us to liability and reputational harm.

Our use of data to deliver relevant advertising and other services on our platform places us and our content publishers at risk for claims under various unsettled laws, including the Video Privacy Protection Act (VPPA). The FTC has also in recent years revised its rules implementing COPPA, broadening the applicability of these rules, including the types of information that are subject to these regulations, and it is currently examining whether additional changes are appropriate. Such actions could limit the information that we or content publishers and marketers who we work with may collect and use. The CCPA also imposes certain opt in and opt out requirements for certain information about minors. We and the content publishers and marketers we work with could be at risk for violation or alleged violation of these and other privacy, advertising, or similar laws.

Changes in general economic conditions, geopolitical conditions, U.S. trade policies and other factors beyond our control may adversely impact our business and operating results.

Our business is subject to risks generally associated with doing business abroad, such as U.S. and foreign governmental regulation in the countries in which CTVs that contain our ACR software. Our operations and performance depend significantly on global, regional and U.S. economic and geopolitical conditions. For example, there has been discussion and dialogue regarding potential significant changes to U.S. trade policies, legislation, treaties and tariffs. In November 2018, for example, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (USMCA) which superseded the North American Free Trade Agreement. The USMCA entered into force on July 1, 2020, although there are some remaining implementation issues with respect to ensuring that Mexico’s and Canada’s laws and regulations are fully in compliance with the USMCA obligations and commitments, and there may be further changes to interim regulations regarding customs procedures, rules of origin and other provisions that could affect products sourced from Mexico or Canada, and their eligibility for duty-free entry into the U.S., Mexican and Canadian markets. In addition, there is a potential risk of Mexican or Canadian restrictions on OTT advertising and/or local content requirements. While the Office of the U.S. Trade Representative (USTR) has cited Mexico’s proposed restrictions as potential USMCA violations, these issues remain unresolved and could lead to a protracted USMCA dispute settlement proceeding, creating uncertainties for our business in both markets.

Also, various countries, in addition to the United States, regulate the import and export of certain commodities, software and technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products or collaborate on technology with our commercial or strategic partners, or could limit our commercial and/or strategic partners’ ability to implement our products in those countries. Changes in our products or future changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our commercial and/or strategic partners with international operations from deploying our products globally or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. In particular, the U.S. government continues to expand export control and sanctions restrictions on China and Hong Kong, which may limit the company’s ability to collaborate with and transfer technology to partners in the region. Cross-border data transmissions are currently exempt from customs duties under the World Trade Organization’s (WTO) temporary e-commerce moratorium on customs duties on electronic transmissions, but the moratorium faces opposition from certain WTO Members when it comes up for renewal at the WTO Ministerial Meeting, which was originally scheduled for June 2020. It has been postponed because of COVID-19 but is now scheduled to take place in November 2021, at which time a decision will be made by WTO Members whether to continue the moratorium. Other potential barriers include the further proliferation of digital services taxes in Europe and elsewhere which potentially could expose certain digital services to new taxes, as well as continued risks of U.S. or foreign sanctions or related sanctions legislation, increased export and import restrictions stemming from governmental policies or U.S.-China “de-coupling,” or changes in the countries, governments, persons, businesses, or technologies targeted by U.S. or foreign regulations, restrictions and sanctions. Any change in U.S. or foreign export or import regulations, customs duties or other restrictions on intangible goods such as cross-border data flows, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or new customers in U.S. or international markets or hamper our ability to source products, components and parts from certain suppliers or lead to potential supply chain disruptions and business or reputational harms. Any decreased use of our products or limitation on our ability to export, import, or sell our products, or source parts and/or components, would harm our business.

Further, following the result of a referendum in 2016, the United Kingdom formally left the EU on January 31, 2020. The effects of Brexit have been and are expected to continue to be far-reaching. Brexit and the perceptions as to its impact may adversely affect business activity and economic conditions globally and could continue to contribute to instability in global financial markets. Brexit could also have the effect of disrupting the free movement of goods, services and people between the United Kingdom and the EU. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replace or replicate. While the EU and United Kingdom have reached EU-UK Trade and Cooperation Agreement on their post-Brexit economic relationship, which took effect on January 1, 2021, it is incomplete, and the full effects of Brexit are uncertain. Given these possibilities and others we may not anticipate, as well as the lack of comparable precedent, the full extent to which our business, results of operations and financial condition could be adversely affected by Brexit is uncertain.

United States or international rules that permit internet service providers to limit internet data consumption by users, including unreasonable discrimination in the provision of broadband internet access services, could harm our business.

Laws, regulations or court rulings that adversely affect the popularity or growth in use of the internet, including decisions that undermine open and neutrally administered internet access, could decrease customer demand for our service offerings, may impose additional burdens on us or could cause us to incur additional expenses or alter our business model.

In February 2015, the FCC adopted open internet rules intended to protect the ability of consumers and content producers to send and receive non-harmful, lawful information on the internet (the Open Internet Order). The Open Internet Order prohibited broadband internet access service providers from: (i) blocking access to legal content, applications, services or non-harmful devices; (ii) throttling, impairing or degrading performance based on content, applications, services or non-harmful devices; and (iii) charging more for favorable delivery of content or favoring self-provisioned content over third-party content (collectively, the Prohibited Activities). The Open Internet Order also prohibited broadband internet access service providers from unreasonably interfering with consumers’ ability to select, access and use the lawful content, applications, services or devices of their choosing as well as edge providers’ ability to make lawful content, applications, services or devices available to consumers.

In January 2018, the FCC released a new order, known as the Restoring Internet Freedom Order (the Order), that repealed most of the blocking, throttling and paid prioritization restrictions adopted in the Open Internet Order. The Order reclassified broadband internet access service as a non-common carrier “information service” and repealed rules that had prohibited broadband internet access service providers from conducting the “prohibited activities” but continued to require broadband internet access service providers to be transparent about their policies and network management practices, and subjected discriminatory practices to case-by-case assessment under antitrust and consumer protection laws. Most portions of the Order went into effect in April 2018 and the remainder went into effect in June 2018. Numerous judicial challenges to the Order were filed, and in October 2019, the Court of Appeals for the District of Columbia Circuit upheld nearly all of the Order, but reversed the FCC’s decision to prohibit all state and local regulation targeted at broadband internet access service, requiring case by case determinations as to whether state and local regulation conflicts with the FCC’s rules. The court also required the FCC to reexamine three issues from the Order where it found insufficient analysis but allowed the Order to remain in effect pending the FCC’s review. The original parties were denied a rehearing by the full U.S. Court of Appeals for the D.C. Circuit in February 2020 and the period to seek review by the Supreme Court has ended. On remand, the FCC reaffirmed its existing approach in October 2020; however, four petitioners sought reconsideration of the FCC’s decision in February 2021, and the FCC subsequently filed a motion requesting that the D.C. Circuit hold the case in abeyance, which the court granted. The FCC, now newly organized following the inauguration of President Joe Biden, has yet to issue a decision in response to these petitions. To the extent the courts, the agencies or the states do not uphold or adopt sufficient safeguards to protect against discriminatory conduct, network operators may seek to extract fees from us or our content publishers to deliver our traffic or otherwise engage in blocking, throttling or other discriminatory practices, and our business could be harmed.

Several states have adopted or are considering network neutrality legislation or regulation. For example, California’s legislation codifies portions of the FCC’s rescinded Open Internet Order. The U.S. Department of Justice filed suit in September 2018 to block implementation of the California law, and the California Attorney General agreed to delay implementation of the state law until the litigation is resolved. While the Department of Justice withdrew its challenge of the California net neutrality law in February 2021, the status of state net neutrality legislation remains uncertain because several broadband service provider trade associations also have sued California to invalidate its net neutrality law on grounds that the law is preempted by the Order, among other claims. Several states in addition to California have enacted net neutrality legislation and several governors have signed executive orders requiring broadband internet access service providers contracting with state agencies to adhere to network neutrality principles. The regulatory framework for network neutrality thus remains unsettled and is subject to ongoing federal litigation as well as federal and state legislative and regulatory activity.

As we expand internationally, government regulation protecting the non-discriminatory provision of internet access may be nascent or non-existent. In those markets where regulatory safeguards against unreasonable discrimination are nascent or non-existent and where local network operators possess substantial market power, we could experience anti-competitive practices that could impede our growth, cause us to incur additional expenses or otherwise harm our business. Future regulations or changes in laws and regulations or their existing interpretations or applications could also hinder our operational flexibility, raise compliance costs and result in additional liabilities for us, which may harm our business.

Broadband internet providers are subject to government regulation and enforcement actions, and changes in current or future laws, regulations or enforcement actions that negatively impact our distributors or content publishers could harm our business.

Upon the effective date of the Order, the FTC became the federal agency primarily responsible for regulating broadband privacy and data security in the United States. The FTC follows an enforcement-focused approach to regulating broadband privacy and security. Future FTC enforcement actions could cause us or our content publishers to alter advertising claims or alter or eliminate certain features or functionalities of our products or services which may harm our business. At the FCC, many broadband internet providers provide traditional telecommunications services that are subject to FCC and state rate regulation of intrastate telecommunications services, and are recipients of federal universal service fund payments, which are intended to subsidize telecommunications services in areas that are expensive to serve. Changes in rate regulations or in universal service funding rules, either at the federal or state level, could affect these broadband internet providers’ revenue and capital spending plans. In addition, various international regulatory bodies have jurisdiction over non-United States broadband internet providers. The Nevada SPI Law and the CCPA also apply to broadband internet providers that do business in Nevada and California, respectively. To the extent these broadband internet providers are adversely affected by laws or regulations regarding their business, products or service offerings, our business could be harmed.

We could be required to collect additional sales and other similar taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our subscriptions and adversely affect our operating results.

Sales and use, value-added, goods and services and similar tax laws and rates are complicated and vary greatly by jurisdiction. There is significant uncertainty as to what constitutes sufficient nexus for a state or local jurisdiction to levy taxes, fees and surcharges for sales made over the internet, as well as whether our subscriptions are subject to tax in various jurisdictions. The vast majority of states have considered or adopted laws that impose tax collection obligations on out-of-state companies. States or local governments may enforce laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. We may be obligated to collect and remit sales tax in jurisdictions in which we have not previously collected and remitted sales tax. A successful assertion by one or more states requiring us to collect taxes where we historically have not or presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us and decrease our future sales, which could adversely affect our business and operating results.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions and we could be obligated to pay additional taxes, which would harm our results of operations.

Based on our current corporate structure, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. In addition, the authorities in the jurisdictions in which we operate could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement was to occur, and our position was not sustained, we could be required to pay additional taxes, and interest and penalties. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and harm our business and results of operations.

Changes in tax laws or tax rulings could materially affect our effective tax rates, financial position and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property and goods and services taxes), which in turn could materially affect our financial position and results of operations. For example, recently, in the United States, the Biden administration proposed to increase the U.S. corporate income tax rate from 21% to 28%, increase U.S. taxation of international business operations and impose a global minimum tax. Further, certain countries have implemented or are considering implementing measures such as digital services tax. In addition, many countries and organizations such as the Organization for Economic Cooperation and Development have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations in countries where we do business or cause us to change the way we operate our business. Some of these or other new rules could result in double taxation of our international earnings. Any significant changes to our future effective tax rate may harm our business, financial condition, results of operations, or cash flows.

We might not be able to utilize a significant portion of our net operating loss carryforwards.

As of December 31, 2020, we had available to us federal net operating loss carryforwards, a portion of which will, if not used, expire at various dates. Under current law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses in tax years beginning after December 31, 2020 is limited. Other limitations may apply for state tax purposes.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards to offset its post-change income may be limited. In addition, we may experience ownership changes in the future as a result of subsequent changes in our stock ownership, including this offering, some of which may be outside of our control. A past or future ownership change that materially limits our ability to use our historical net operating loss and tax credit carryforwards may harm our future operating results by effectively increasing our future tax obligations.

Risks Related to Intellectual Property

We are subject to third party claims for alleged infringement of their proprietary rights, which would result in additional expense and potential damages.

From time to time, we receive claims from third parties that our platform and underlying technology allegedly infringe or violate such third parties’ intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being subject to intellectual property infringement claims. We analyze and take action in response to such claims on a case-by-case basis. Any dispute or litigation regarding patents or other intellectual property, even those without merit, could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation, and engaging in such disputes could divert the attention of our management and key personnel away from our business operations, even if the dispute is ultimately determined in our favor. A resolution of a claim of intellectual property infringement, misappropriation or other violation, even a claim without merit, could force us to enter into a costly or restrictive license or royalty agreement, which might not be available under commercially reasonable terms, could require us to pay significant damages (including attorneys’ fees), could subject us to an injunction against development and/or sale of certain of our products or services, could require us to expend additional development resources to redesign our technology and could require us to indemnify our partners and other third parties. If we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention. See the section titled “Business—Legal Proceedings” for additional information.

Under our agreements with many of our TV OEM partners, licensees and customers, we are required to defend and indemnify them in the event our technology is alleged to infringe upon the intellectual property rights of third parties.

In certain of our agreements we are required to defend and indemnify our TV OEM partners, licensees and customers if our technology is alleged to infringe. In the future, we may incur significant expenses defending these partners if they are sued for infringement based on allegations related to our technology. In addition, if the technology is found to be infringing and the partner seeks indemnification from us, we also could be subject to significant monetary liabilities.

If we fail to adequately protect or enforce our intellectual property or proprietary rights, our business and operating results could be harmed.

We regard the protection of our patents, trade secrets, copyrights, trademarks, trade dress, domain names and other intellectual property or proprietary rights as important to our success. Any of the intellectual property rights we own or license from third parties may be challenged, invalidated or rendered unenforceable, or may not be of sufficient scope or strength to provide us with any meaningful protection. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We seek to protect our confidential proprietary information, in part, by entering into confidentiality agreements with all our employees, consultants, contractors, advisors and any third parties who have access to our proprietary know-how, information or technology. However, we cannot be certain that we have executed such agreements with all parties who had access to our proprietary information, nor can we be certain that our agreements will not be breached. Any party with whom we have executed such an agreement could potentially breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, time-consuming and could result in substantial costs, and the outcome of such a claim is unpredictable. If we are unable to prevent the unauthorized disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets in a manner that could prevent legal recourse by us, we may not be able to establish or maintain a competitive advantage in our market, which could harm our business. There can be no assurance that our proprietary technology and trade secrets will be sufficient to protect against competitors operating their business in a manner that is substantially similar to ours.

Further, the laws of certain foreign countries do not provide the same level of protection of corporate proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how and records as the laws of the United States. For instance, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection. Accordingly, we have not historically sought patent protection outside of the United States and the EEA. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights abroad. Additionally, we may also be exposed to material risks of theft or unauthorized reverse engineering of our proprietary information and other intellectual property, including technical data, manufacturing processes, data sets or other sensitive information. Our efforts to enforce our intellectual property rights in such foreign countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have a material adverse effect on our business, financial condition and results of operations.

We have filed and will in the future file patent applications on inventions that we deem to be innovative. There is no guarantee that our patent applications will issue as granted patents, that the scope of the protection gained will be sufficient or that an issued patent may subsequently be deemed invalid or unenforceable. Patent laws, and scope of coverage afforded by them, have been subject to significant changes, such as the change to “first-to-file” from “first-to-invent” resulting from the Leahy-Smith America Invents Act. This change in the determination of inventorship may result in inventors and companies having to file patent applications more frequently to preserve rights in their inventions, which may favor larger competitors that have the resources to file more patent applications. Another change to the patent laws may incentivize third parties to challenge any issued patent in the United States Patent and Trademark Office (USPTO), in addition to or lieu of having to pursue that defense in U.S. federal court. Any invalidation of a patent claim could have a significant impact on our ability to protect the innovations contained within our devices and platform and could harm our business.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. We may fail to take the necessary actions and to pay the applicable fees to obtain or maintain our patents. Noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to use our technologies and enter the market earlier than would otherwise have been the case.

We pursue the registration of our trademarks and service marks in the United States and in certain locations outside the United States. We are seeking to protect our trademarks and service marks in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every jurisdiction in which we conduct business. Third parties may also oppose our trademark and service mark applications or registrations, or otherwise challenge our use of the trademarks and service marks.

Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results.

Enforcement of our intellectual property rights may be difficult and may require considerable resources. Third parties, including competitors, may infringe, misappropriate or otherwise violate our intellectual property rights and we may not have adequate resources to enforce our intellectual property rights. Pursuing infringers of our intellectual property rights could result in significant monetary costs and diversion of management resources, and any failure to pursue or successfully litigate claims against infringers or otherwise enforce our intellectual property rights could result in competitors using our technology, potentially resulting in loss of our competitive advantage and decreased revenues.

Risks Related to Operating and Growing Business

We have incurred operating losses in the past, expect to incur operating losses in the future and may not sustain profitability.

We began operations in 2008 and we have experienced annual net losses in most fiscal years since inception. As of December 31, 2020, we had an accumulated deficit of $44.9 million. We expect our operating expenses to increase in the future as we continue to expand our operations. If our revenue and gross profit do not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability. We expect to operate at or near break-even levels in the future for a number of reasons, including without limitation the other risks and uncertainties described herein. Additionally, we may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If our expenses exceed our revenue, we may never achieve or maintain profitability and our business may be harmed.

We need to maintain operational and financial systems that can support our expected growth, increasingly complex business arrangements, and rules governing revenue and expense recognition and any inability or failure to do so could adversely affect our financial reporting, billing and payment services.

We have a complex business that is growing in size and complexity both in the United States and in international jurisdictions. To manage our growth and our increasingly complex business operations, especially as we move into new markets internationally or acquire new businesses, we will need to maintain and may need to upgrade our operational and financial systems and procedures, which requires management time and may result in significant additional expense. Our business arrangements with licensees, marketers and other parties and the rules that govern revenue and expense recognition in our business are increasingly complex. To manage the expected growth of our operations and increasing complexity, we must maintain operational and financial systems, procedures and controls and continue to increase systems automation to reduce reliance on manual operations. An inability to do so will negatively affect our financial reporting, billing and payment services. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our users, marketers, advertisement agencies, brand partners and other licensees; cause harm to our reputation and brand; and could also result in errors in our financial and other reporting.

We may require additional capital to meet our financial obligations and support planned business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support planned business growth and may require additional funds to respond to business challenges, including the need to develop new devices and enhance our streaming platform, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Our primary uses of cash include operating costs such as personnel-related expenses and capital spending. Our future capital requirements may vary materially from those currently planned and will depend on many factors including our growth rate and the continuing market acceptance of our products and services, hiring of experienced personnel, the expansion of sales and marketing activities, as well as overall economic conditions.

We may need to engage in equity or debt financing to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our then existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of previously issued stock. Any debt financing we secure could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we were to violate such restrictive covenants, we could incur penalties, increased expenses and an acceleration of the payment terms of our outstanding debt, which could in turn harm our business.

We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Future acquisitions, new products, business lines, strategic investments or alliances could disrupt our business and harm our business, operating results and financial condition.

We have engaged in acquisitions to grow our business. To the extent we find suitable and attractive acquisition candidates and business opportunities in the future, we may continue to acquire other complementary businesses, products and technologies and enter into joint ventures or similar strategic relationships. We have no present commitments or agreements to enter into any such acquisitions or make any such investments. However, if we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices, tax liabilities, privacy or cybersecurity issues or employee or customer issues. There is no certainty that we will be able to successfully launch new products, integrate the services, products and personnel of any acquired business into our operations. In addition, any future acquisitions, joint ventures or similar relationships may cause a disruption in our ongoing business and distract our management. Further, we may be unable to realize the revenue improvements, cost savings and other intended benefits of any such transaction. Acquisitions involve numerous other risks, any of which could harm our business.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The dual-class structure of our common stock will have the effect of concentrating voting power with the Class B Holders, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share and our Class B common stock has 20 votes per share. Upon the closing of this offering, Ashwin Navin, our co-founder, Chief Executive Officer and a member of our board of directors, and Alvir Navin, our co-founder, Chief Operating Officer and a member of our board of directors, Todd Johnson, our co-founder and Director of Engineering, and Omar Zennadi, our co-founder and Director of Engineering, and certain entities controlled by them and certain entities affiliated with August Capital, who currently holds more than 5% of our outstanding common stock and is affiliated with Howard Hartenbaum, a member of our board of directors (the Class B Holders) will together hold all of the issued and outstanding shares of our Class B common stock. The entities affiliated with August Capital have the right (but not the obligation) to exchange all or a portion of the shares of Class A common stock that they will hold at the closing of this offering into shares of Class B common stock. Accordingly, upon the closing of this offering, the Class B Holders will collectively hold approximately     % of the voting power of our outstanding capital stock, which voting power may increase over time if certain of the Class B Holders elect to exchange additional shares of Class A common stock for Class B common stock or exercise or vest in equity awards or warrants outstanding at the time of the completion of this offering. If all such equity awards or warrants held by the Class B Holders had been exercised or vested and exchanged for shares of Class B common stock as of the date of the completion of this offering and the Class B Holders had elected to exchange all shares of Class A common stock for Class B common stock, the Class B Holders would collectively hold up to     % of the voting power of our outstanding capital stock. As a result, the Class B

Holders will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Additionally, if a Class B Holder sells shares of Class B common stock or converts shares of its Class B common stock into shares of Class A common stock, the voting power on a percentage basis of the other Class B Holders will increase due to the decrease in total votes outstanding, while ultimately lowering the aggregate voting power of the Class B Holders relative to the Class A shareholders.

The Class B Holders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and might ultimately affect the market price of our Class A common stock. Further, the separation between voting power and economic interests could cause conflicts of interest between the Class B Holders and our other stockholders, which may result in the Class B Holders undertaking, or causing us to undertake, actions that would be desirable for the Class B Holders but would not be desirable for our other stockholders.

Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or other transfers among the Class B Holders and their family members. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the earliest to occur of the date the Class B Holders and their affiliates cease providing services to the Company or any transfer, whether or not for value, except for certain transfers exempted by our certificate of incorporation, including transfers for tax and estate planning purposes so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our amended and restated certificate of incorporation occurs as the Final Conversion Date. For information about our dual-class structure, see the section titled “Description of Capital Stock.”

Although we do not expect to rely on the “controlled company” exemption under the listing standards of the New York Stock Exchange, we expect to have the right to use such exemption and therefore we could in the future avail ourselves of certain reduced corporate governance requirements.

As a result of our dual-class common stock structure, the Class B Holders will collectively hold a majority of the voting power of our outstanding capital stock following the completion of this offering. Therefore, we will be considered a “controlled company” as that term is set forth in the listing standards of the New York Stock Exchange. Under these listing standards, a company in which over 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain listing standards of the New York Stock Exchange regarding corporate governance, including:

•	the requirement that a majority of its board of directors consist of independent directors

•

the requirement that its nominating or corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and an annual performance evaluation of the committee; and

•

the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, an annual performance evaluation of the committee, and the rights and responsibilities of the committee relate to any compensation consultant, independent legal counsel, or any other advisor retained by the committee.

These requirements would not apply to us if, in the future, we choose to avail ourselves of the “controlled company” exemption. Although we qualify as a “controlled company,” we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the listing standards of the New York Stock Exchange. However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of the New York Stock Exchange, which could adversely affect the protections for other stockholders.

We cannot predict the impact our dual-class structure may have on our stock price.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

There has been no public market for our Class A common stock prior to this offering, and an active trading market may not develop, which may affect the price of our Class A common stock and your ability to resell it.

There has been no public market for our Class A common stock prior to this offering, and an active public market for our Class A common stock may not develop or be sustained after the completion of this offering. We negotiated and determined the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of Class A common stock at or above the offering price. Following the completion of this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

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announcements or introductions of new devices or technologies, commercial relationships, acquisitions, strategic partnerships, joint ventures, capital commitments or other events by us or our competitors;

•	failure of any of our new devices or services to achieve commercial success;

•	developments by us or our competitors with respect to patents or other intellectual property rights;

•	variations and actual or anticipated fluctuations in our total net revenue and other results of operations, or the results of operations of our competitors;

•	fluctuations in the operating performance, stock market prices or trading volumes of securities of similar companies;

•	failure by us to reach an agreement or renew an agreement with an important OEM or data partner;

•	changes in operating performance and stock market valuations of competitors;

•	general market conditions and overall fluctuations in U.S. equity markets, including fluctuations related to the COVID-19 pandemic;

•	changes in accounting principles;

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sales of our Class A common stock, including sales by our executive officers, directors and significant stockholders, short selling of our Class A common stock, or the anticipation of sales or lock-up expirations;

•	actual or perceived cybersecurity attacks or security breaches or incidents;

•	additions or departures of any of our key personnel;

•	lawsuits threatened or filed by us or against us, and announcements related to any such litigation;

•	changing legal or regulatory developments in the United States and other countries, including with respect to data privacy, data protection and security;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in recommendations by securities analysts, failure to obtain or maintain analyst coverage of our Class A common stock or our failure to achieve analyst earnings estimates;

•	discussion of us or our stock price by the financial press and in online investor communities;

•	changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our Class A common stock to decline. Furthermore, the trading price of our Class A common stock may be adversely affected by third-parties trying to drive down the price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if the trading price of our Class A common stock declines and their activities can negatively affect the trading price of our Class A common stock. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management’s attention from our business.

A large number of additional shares may be sold in the near future, which may cause the market price of our Class A common stock to decline significantly, even if our business is doing well.

Sales of a substantial amount of our Class A common stock in the market, or the perception that these sales may occur, could adversely affect the market price of our Class A common stock. After this offering, we

will have outstanding              shares of Class A common stock and              shares of Class B common stock (after giving effect to the Capital Stock Conversion, the Reclassification and the Class B Stock Exchange). The total number of shares outstanding includes the              shares of Class A common stock we are selling in this offering, which may be resold immediately, and the sale by us of an additional              shares of Class A common stock in the concurrent private placement to Sony Corporation based on the assumed public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, which will be subject to a 180-day lock-up period. The remaining shares of Class A common stock and Class B common stock will become available for sale 181 days after the date of this prospectus under the terms of a lock-up agreement (or earlier pursuant to the early lock-up expiration described below) entered into between the holders of those shares and the underwriters of this offering.

However, under the terms of the lock-up agreements, other than the agreement with Sony Corporation, 25% of each holder’s shares of common stock and securities convertible into or exchangeable for common stock subject to the lock-up agreement may be sold beginning at the opening of trading on the third trading day after we announce earnings for the second quarter following the most recent period for which financial statements are included in this prospectus.

As these lock-up restrictions end, the market price of the Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market. If a large number of these shares are sold in the public market, the sales could reduce our trading price.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the SOX Act);

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

•	exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

The public offering price per common share in this offering is higher than the net tangible book value per common share before giving effect to this offering. Accordingly, if you purchase common shares in this offering, you will incur immediate substantial dilution of approximately $         per share, representing the difference between the public offering price of $         per common share, and our as adjusted net tangible book value per share as of September 30, 2021. In addition, if outstanding options or warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Some provisions of our amended and restated certificate of incorporation and Delaware law inhibit potential acquisition bids and other actions that you may consider favorable.

Upon completion of this offering, our corporate documents and Delaware law will contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include, among other things, the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

These provisions and our dual-class common stock structure, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to take certain corporate actions such as the election of directors of your choosing. For example, following the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our Class A common stock and our Class B common stock (the Voting Threshold Date), our stockholders will only be able to take action by written consent. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws.”

In addition, we will be subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of our outstanding voting stock for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

We estimate the net proceeds to us of this offering to be approximately $         million, based upon the initial offering price of $         per share, and after deducting underwriting discounts and estimated offering expenses payable by us. Our management will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways in which our stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, both of which could cause the price of our shares of Class A common stock to decline.

We do not expect to pay any dividends on our Class A common stock for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our Class A common stock in the foreseeable future. Accordingly, investors must rely on sales of their Class A common stock as the only way to realize any gains on their investment. Investors seeking or expecting cash dividends should not purchase our Class A common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware and the federal district courts of the United States as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants, and provided that this exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Section 22 of the Securities Act of 1933, as amended (the Securities Act), creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our amended and restated bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

General Risk Factors

We are exposed to increased regulatory oversight and will incur increased costs as a result of being a public company.

As a public company, we are required to satisfy the listing requirements and rules of the New York Stock Exchange and will incur significant legal, accounting and other expenses that we did not incur as a private company. We will also incur costs associated with public company reporting requirements and corporate governance requirements, including additional directors’ and officers’ liability insurance and requirements under the SOX Act as well as rules implemented by the Securities and Exchange Commission (SEC) and the New York Stock Exchange. These rules and regulations have increased, and will continue to increase, our legal and financial compliance costs, and have made, and will continue to make, certain activities more time consuming and costly. Further, we have incurred costs in connection with hiring additional legal, accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. Any of these expenses may harm our business, financial condition and results of operations.

Natural disasters or other catastrophic events could disrupt and impact our business.

Occurrence of any catastrophic event, including an earthquake, flood, tsunami or other weather event, power loss, internet failure, software or hardware malfunctions, cyber-attack, war, terrorist attack, medical epidemic or pandemic (such as the COVID-19 pandemic), other man-made disasters or other catastrophic events could disrupt our business operations. Any of these business disruptions could require substantial expenditures and recovery time in order to fully resume operations. In particular, our principal offices are located in California, which is known for seismic activity making our operations in these areas vulnerable to natural disasters or other business disruptions in these areas. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. In addition, our offices and facilities, could be vulnerable to the effects of climate change (such as sea level rise, drought, flooding, wildfires and increased storm severity) that could disrupt our business operations. For example, in California, increasing intensity of drought and annual periods of wildfire danger increase the probability of planned power outages. Further, acts of terrorism could cause disruptions to the internet or the economy as a whole. If our platform was to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver our products, to our customers would be impaired. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster or other catastrophic event and to execute successfully on those plans in the event of a disaster or catastrophic event, our business would be harmed.

We rely on third party data to calculate our key metric, Targeted Impressions, and real or perceived inaccuracies in such metric may harm our reputation and negatively affect our business.

We calculate Targeted Impressions using impressions logs provided by our third-party partners, demand-side platforms and sell-side platforms. We receive such logs generally on a monthly basis and aggregate the impressions data from the third-party providers to generate our Targeted Impressions metric for each applicable period. While we believe these reports are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring Targeted Impressions. For example, the reporting platforms themselves may rely on reports from publishers and other entities involved in delivering advertisements, and there may be a lag between when an impression is delivered and when the impression is recorded as delivered. Furthermore, reporting platforms may encounter system outages during which some impressions may not be recorded. Further, there may be subsequent adjustments to reports, such as if it is later discovered that certain impressions were placed on fraudulent websites and thus should not be included.. Additionally, our estimates of Targeted Impressions are based on our review of information provided by third parties and may not accurately represent the number of such impressions if the third-party provides inaccurate or false information to us. We also rely on our third-party partners, demand-side platforms and sell-side platforms to provide us logs on a timely basis in order to generate our Targeted Impressions metric for the applicable period. To the extent their reports are delayed or unavailable, our ability to timely report our Targeted Impressions metric could be significantly harmed. Our measures of Targeted Impressions may also differ from similarly-titled metrics of our competitors due to differences in methodology. If our customers or investors do not perceive our metrics to be accurate representations of our Targeted Impressions, or if we discover material inaccuracies in our metrics, our reputation may be harmed. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer accurate or appropriate measures of our performance. If investors, analysts or customers do not believe our reported measures are sufficient or accurately reflect our business, we may receive negative publicity and our operating results may be adversely impacted.

If we fail to maintain effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which may harm our business or share price.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent financial fraud. Pursuant to the SOX Act, we will be required to periodically evaluate the effectiveness of the design and operation of our internal controls. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error or collusion, the circumvention or overriding of controls or fraud. If we fail to maintain an effective system of internal controls, our business, financial condition and results of operations may be harmed, and we could fail to meet our reporting obligations, which may harm our business and our share price.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the SOX Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Prior to this offering, we were not required to comply with the SEC rules that implement Section 404 of the SOX Act and were therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Both our independent auditors and we will be testing our internal controls pursuant to the requirements of Section 404 of the SOX Act and could, as part of that documentation and testing, identify areas for further attention or improvement. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation, which is time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations may be harmed.

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, sales incentives, accounts receivable and allowance for doubtful accounts, stock-based compensation expense, excess and obsolete inventory write-downs, warranty reserves, long-lived assets and accounting for income taxes including deferred tax assets and liabilities.

Our results of operations may be adversely affected by changes in accounting principles applicable to us.

GAAP is subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to us, or varying interpretations of current accounting principles, in particular, with respect to revenue recognition, could have a significant effect on our reported results of operations. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•	our preliminary estimated financial results for the year ended December 31, 2021;

•	our ability to maintain and expand our relationships with TV OEM partners;

•	our ability to receive and maintain “opt-in” consent from customers;

•	our ability to attract and maintain relationships with brands, agencies, content programmers, publishers and measurement and advertising platforms;

•	our ability to keep pace with technological advances in our industry and successfully compete in highly competitive markets;

•	our expectations regarding future financial and operating performance;

•	our ability to continue to increase the sales of our Audience and Data products;

•	our ability to adapt to changing market conditions and technological developments, including with respect to our platform’s compatibility with current and new forms of media;

•	the impact of the COVID-19 pandemic on our business, operations and results of operations;

•	our anticipated capital expenditures and our estimates regarding our capital requirements;

•	the size of our addressable markets, market share, category positions and market trends;

•	our ability to identify, recruit and retain skilled personnel, including key members of senior management;

•	our ability to promote our brand and maintain our reputation;

•	our ability to maintain, protect and enhance our intellectual property rights;

•	our ability to introduce new product offerings and enhance existing product offerings;

•	our ability to successfully defend litigation brought against us;

•	our ability to comply with existing, modified or new laws and regulations applying to our business, including with respect to data privacy and security laws;

•	our ability to implement, maintain and improve effective internal controls;

•	our ability to maintain the security and functionality of our information systems or to defend against or otherwise prevent a cybersecurity attack or breach and to prevent system failures; and

•	our planned use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market size of the markets in which we participate, that are based on various third-party sources, industry publications and reports, as well as our own internal information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and information. We have not independently verified the accuracy or completeness of the data contained in these third-party sources, industry publications and reports. The markets in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these sources, publications and reports.

The sources of certain statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:

•	Innovid, The State of Smart TV Report 2020, January 2020.

•	eMarketer, US Pay TV Suffers Historic Cord-Cutting, September 21, 2020, https://www.emarketer.com/content/pay-tv-suffers-historic-cord-cutting. Accessed on August 18, 2021.

•	eMarketer, Programmatic Ad Spending, US, October 2020.

•	eMarketer, US Digital Ad Spending 2021, April 2021.

•	eMarketer, Connected TV Advertising, November 2021.

•	Interactive Advertising Bureau Video Ad Spend 2020 & Outlook for 2021, conducted by Advertiser Perceptions, Spring 2021.

•	Interactive Advertising Bureau, IAB State of Data 2021 Quantitative Analysis, March 9, 2021.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We also expect to receive proceeds of $15.0 million from the sale of shares of our Class A common stock to Sony Corporation in the concurrent private placement, for aggregate net proceeds to be raised by us in this offering and the concurrent private placement of $          million. If the underwriters exercise their option to purchase additional shares in full, we estimate that the aggregate net proceeds to us will be approximately $         million, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by $         million, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our use of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, facilitate future access to the public equity markets by us, our employees and our stockholders, and increase our visibility in the marketplace. We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

Because we expect to use the net proceeds from this offering for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing debt instruments or bank deposits.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our operating results, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock may be limited by any future debt instruments or preferred securities.

CAPITALIZATION

The following table summarizes our cash and cash equivalents, as well as our capitalization, as of September 30, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of 14,638,661 shares of our redeemable convertible preferred stock that will automatically convert into 14,638,661 shares of Class A common stock immediately prior to the completion of this offering (the Capital Stock Conversion), as if such conversion had occurred on September 30, 2021, (ii) the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering and effect the reclassification of all outstanding shares of our common stock into shares of Class A common stock (the Reclassification), (iii) the issuance of              shares of our Class A common stock, which is the estimated number of shares issuable upon the automatic net exercise of outstanding stock warrants, which will become exercisable for Class A common stock in connection with this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus (the Warrant Net Exercise), (iv) the issuance of              shares of our Class A common stock, which will be exercised for $         per share for aggregate proceeds to us of $         million, immediately prior to the closing of this offering (the Warrant Cash Exercise), (v) the exchange of up to 12,615,972 the outstanding shares of Class A common stock beneficially owned by the Class B Holders as of September 30, 2021 that will be exchanged for an equivalent number of shares of our Class B common stock immediately prior to the competition of this offering (assuming the entities affiliated with August Capital elect to exchange all of their shares of Class A common stock into shares of Class B common stock) pursuant to the terms of certain exchange agreements (the Class B Stock Exchange), and (vi) our issuance and sale of $15.0 million in shares of our Class A common stock at a price per share equal to the initial public offering price (or              shares based on the assumed initial public offering price of $         per share) in the concurrent private placement to Sony Corporation; and

•

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) the issuance and sale by us of              shares of Class A common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share data)
Cash and cash equivalents	$16,145	$	$

Debt and preferred stock warrant liability	14,341
Redeemable convertible preferred stock, par value $0.0001 per share, 15,243,001 authorized, 14,638,661 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	70,992
Stockholders’ equity (deficit):
Preferred stock, par value 0.0001 per share, no shares authorized, issued or outstanding, actual; 200,000,00 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, par value $0.0001 per share, 43,000,000 shares authorized, 17,629,565 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3
Class A common stock, $0.0001 par value per share, no shares authorized, issued and outstanding, actual; 1,500,000,000 shares authorized, no shares issued and outstanding, pro forma; 1,300,000,000 shares authorized, 11,600,135 shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.0001 par value per share, no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, 12,615,972 shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	19,295
Accumulated deficit	(61,929)

Total stockholders’ (deficit) equity	$(42,631)	$	$

Total capitalization	$42,702	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The total number of shares of Class A common stock and Class B common stock that will be outstanding immediately after this offering is based on 19,652,254 shares of our Class A common stock and

12,615,972 shares of our Class B common stock outstanding as of September 30, 2021 (after giving effect to the Capital Stock Conversion, the Reclassification and the Class B Stock Exchange), and excludes:

•	5,449,631 shares of Class A common stock issuable upon the exercise of outstanding options as of September 30, 2021 with a weighted-average exercise price of $3.44389 per share;

•

1,192,544 shares of Class A common stock reserved for future issuance under our 2020 Equity Incentive Plan (the 2020 Plan) as of September 30, 2021 which number of shares will be added to the shares of our Class A common stock to be reserved under our 2022 Equity Incentive Plan (the 2022 Plan), upon its effectiveness, at which time we will cease granting awards under our 2020 Plan;

•	277,750 shares of our Class A common stock subject to restricted stock units (RSUs) outstanding as of September 30, 2021;

•

             shares of Class A common stock reserved for future issuance under our 2022 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part;

•

             shares of Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the ESPP), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•	1,153,748 shares of our Class A common stock issuable upon exercise of outstanding warrants as of September 30, 2021, with a weighted-average exercise price of $2.54193 per share.

The 2022 Plan and the ESPP provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and the 2022 Plan also provides for increases to the number of shares of our Class A common stock that may be granted thereunder based on shares under the 2020 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

In addition, following the completion of this offering, we may issue up to 12,615,972 shares of Class B common stock in exchange for an equivalent number of shares of Class A common stock pursuant to the Equity Award Exchange Agreements.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering and the concurrent private placement to Sony Corporation.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of September 30, 2021 was ($         million), or ($        ) per share. Our pro forma net tangible book value as of September 30, 2021 was $         million, or $         per share, based on the total number of shares of our Class A common stock and Class B common stock outstanding as of September 30, 2021, after giving effect to the Capital Stock Conversion, the Reclassification, the Warrant Net Exercise, the Warrant Cash Exercise and the Class B Stock Exchange.

After giving effect to the sale by us of              shares of our Class A common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2021, after giving effect to the Capital Stock Conversion, the Reclassification and the Class B Stock Exchange, would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $         per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2021	$

Pro forma increase in net tangible book value per share as of September 30, 2021
Pro forma net tangible book value per share as of September 30, 2021
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of Class A common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share by approximately $        , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of Class A common stock in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $         per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of Class A common stock in this offering by $         per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase              additional shares of Class A common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be

$         per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $         per share and the pro forma as adjusted dilution to new investors purchasing Class A common stock in this offering would be $         per share.

The following table presents, on a pro forma as adjusted basis to give effect to this offering, as of September 30, 2021, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering and the concurrent private placement with respect to the number of shares purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid to us at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
(in thousands)
Existing stockholders before this offering			%	$			%	$
Investors participating in this offering and the concurrent private placement

Total			%		$		%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and the total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders, by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase              additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the total number of shares of our common stock held by existing stockholders would be reduced to         % of the total number of shares of our common stock outstanding after this offering, and the total number of shares of common stock held by investors purchasing shares of Class A common stock in the offering would be increased to     % of the total number of shares outstanding after this offering.

The foregoing discussion and tables above (other than the historical net tangible book value calculation) are based on 19,652,254 shares of Class A common stock and 12,615,972 shares Class B common stock outstanding as of September 30, 2021 (after giving effect to the Capital Stock Conversion, the Reclassification and the Class B Stock Exchange), and excludes:

•	5,449,631 shares of Class A common stock issuable upon the exercise of outstanding options as of with a weighted-average exercise price of $3.44389 per share;

•

1,192,544 shares of Class A common stock reserved for future issuance under our 2020 Plan, as of September 30, 2021 which number of shares will be added to the shares of our Class A common stock to be reserved under our 2022 Plan, upon its effectiveness, at which time we will cease granting awards under our 2020 Plan;

•	227,750 shares of our Class A common stock subject to RSUs outstanding as of September 30, 2021;

•

             shares of Class A common stock reserved for future issuance under our 2022 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part;

•

                 shares of Class A common stock reserved for future issuance under our ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•	1,153,748 shares of our Class A common stock issuable upon exercise of outstanding warrants as of September 30, 2021, with a weighted-average exercise price of $2.54193 per share.

The 2022 Plan and the ESPP provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and the 2022 Plan also provides for increases to the number of shares of our Class A common stock that may be granted thereunder based on shares under the 2020 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

In addition, following the completion of this offering, we may issue up to 12,615,972 shares of Class B common stock in exchange for an equivalent number of shares of Class A common stock pursuant to the Equity Award Exchange Agreements.

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, or additional shares of our common stock are issued, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve numerous risks, assumptions and uncertainties that could cause our actual results to differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those described under the heading “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are transforming internet CTVs into a platform for our customers, which are comprised of brands, agencies, content programmers, publishers and measurement and advertising vendors, to build attentive, engaged audiences. Our AI-driven content identification software is embedded in CTVs sold by leading OEM brands across the globe. Through our software, we form direct relationships with millions of viewers, who provide us consent to collect their viewership data. Using the data we collect, as well as data we license, we provide customers with critical tools to optimize how they plan, buy and measure their advertising campaigns to reach their preferred consumers. We are active in six countries today, with ambitions to expand into the more than 100 countries where CTVs integrated with our technology are sold.

We formed our company in 2008 when the earliest CTVs were entering the market. We entered into our first OEM partnership for content identification in 2011, and the first CTVs with our software were available to consumers in 2013. By 2020, we grew our OEM partnerships to 11 manufacturers, representing more than 24 discrete brands. In 2020 we partnered with TiVo to complement our first-party CTV data with TiVo’s set-top box data, and in 2021 we partnered with 605 to augment our addressable audience with segments generated through their proprietary viewership data platform. Additionally, one of our long-time partners, Sony Corporation, has agreed to purchase $15.0 million of our common stock at the initial public offering price per share in a private placement that is expected to close concurrently with, and is conditioned upon consummation of, this offering.

The viewership data we collect from opted-in TVs allows us to generate insight into how TVs are being used—for both traditional linear TV and streaming video. We began demonstrating the utility of these insights to customers in 2012 and extended our capabilities in 2014 with measurement products that provided cross-screen attribution, including analyses of website conversion due to broadcast TV ad exposure and verified tune-in reporting measuring the effect of digital advertising in driving TV show viewership for entertainment clients. In 2015, we began our Audience business by allowing programmatic marketers to use our data in programmatic ad platforms. In 2018, we began our Data business, allowing marketers to integrate our data sets into their planning and measurement platforms.

Our products were initially focused on the U.S. market. In 2016, we engaged our first customers for the U.K. market, followed by Germany in 2018, Australia in 2020 and Italy and Canada in 2021. We have signed commitments to monetize the markets in France and Spain beginning in the fourth quarter of 2021.

We generate revenue through our two product categories: Audience, which comprised 85% of our 2020 revenue, and Data, which comprised 15% of our 2020 revenue.

Audience. We generate audience revenue by using our TV data and data science methodology to construct segments of the TV viewing audience that we sell to marketers for use in advertising campaigns targeting specific types of viewers and viewing behaviors. Our Audience segments leverage our extensive data to build collections of households that we believe share common viewing behaviors (e.g., people who have seen a specific movie trailer, sports fans or cord-cutters) as well as demographics

(e.g., high-income households in the northeast United States). Our Audience products are offered on a fully-managed basis and on a programmatic basis.

•

For a managed service offering, we are responsible for campaign fulfillment, which means that we purchase advertising inventory from publishers and work with third-party platforms such as demand-side platforms (DSPs), SSPs and data stores, to execute an advertising campaign. We incur fees for our use of these platforms. We also incur fees charged by publishers from whom we pre-purchase inventory, which we refer to as TAC. Because we act as principal for managed service offerings, we recognize revenue on a gross basis, including platform fees and TAC, and in turn recognize the platform fees and TAC for such campaigns as a cost of revenue.

•

For programmatic offerings, we make our audience segments available in third-party media buying platforms. In these arrangements, we do not control the advertising inventory prior to activation. In arrangements where the advertising buyer is our direct customer, we recognize the revenue associated with the transaction net of TAC, and record platform fees as cost of revenue. In arrangements where the platform is our direct customer, we recognize revenue net of platform fees, and we are not responsible for TAC.

Platform fees and TAC associated with our managed service offerings constitute a significant portion of our total cost of revenue. Accordingly, gross margin for our managed service offerings is generally substantially lower than gross margin for our programmatic offerings, and periodic shifts in customer demand for our Audience segments to or from our managed service offerings have direct and significant effects on our reported revenues and gross margin. In our Audience products for managed service offerings and Programmatic Media—Audience Segments, where the advertising buyer is our direct customer, the billing entity is the end-customer. These offerings accounted for $58.0 million, $82.0 million and $62.7 million of our total revenue for the nine-months ended September 30, 2021 and the years ended December 31, 2020 and 2019, respectively, with new customers accounting for 16%, 27% and 19% of that revenue for the nine-months ended September 30, 2021 and the years ended December 31, 2020 and 2019, respectively. In our Audience products for Programmatic Media—Marketplaces, where we directly transact with the third-party media buying platform, the billing entity is the platform that processes transactions for the end-customers. Our Programmatic Media—Marketplaces accounted for $6.7 million, $8.6 million and $9.2 million of our total revenue for the nine-months ended September 30, 2021 and the years ended December 31, 2020 and 2019, respectively.

Data. We generate Data revenue by licensing data or by providing measurement and analytics services to brands, agencies, content programmers, publishers and measurement and advertising platforms. For research reports, we generally recognize revenue at a point in time when the report is delivered to the customer. For data feed or access to a dashboard, revenue is recognized on a ratable basis, by day, as the customer is provided the data feed or granted access to the dashboard over the contractual term. For our data products, the billing entity is the end-customer. Our data products accounted for $18.1 million, $16.3 million and $13.0 million of our total revenue for the nine-months ended September 30, 2021 and the years ended December 31, 2020 and 2019, respectively, with new customers accounting for 16%, 23% and 43% of the revenue from our data for the nine-months ended September 30, 2021 and the years ended December 31, 2020 and 2019, respectively. The relative slowdown in new customer revenue is attributable to the fact that our data offering was still fairly new in 2019.

We enter into agreements with TV manufacturers to embed our software in their CTVs. These OEM agreements typically include integration fees, activation bonuses (payable by us when consumers opt-in to our services), and revenue share payments. Profit share payments are calculated as a portion of our profit attributable to each OEM’s contribution to our data footprint. Where we license data from third-parties, we remit to them payment based on either a pre-negotiated flat fee for the term of the agreement, or based on a profit share where they receive a portion of our revenue attributable to their contribution to our data footprint.

In 2019, we restructured our operations to better align with our Audience and Data products, reduce redundancies from companies we acquired, and focus our international expansion plans on certain select territories. As part of this business strategy, we also reduced our labor force by approximately 23%. The expenses associated with the restructuring, which included one-time severance charges, continuation of health benefits, and outplacement services, were approximately $1.5 million, the majority of which were recognized in 2019. In 2020, we implemented cost savings measures in response to the COVID-19 pandemic, including salary reductions, travel and entertainment restrictions, and re-negotiation of existing real-estate leases. As we ramp up investment in growth initiatives, and as operating activities begin to return to pre-COVID-19 norms, the cost savings attained in 2019 and 2020 will not remain.

Our financial results include:

•

revenue of $82.8 million and $67.0 million for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 24%, and $106.8 million and $84.9 million for the years ended December 31, 2020 and 2019, respectively, representing an increase of 26%;

•

gross profit of $33.7 million and $28.9 million for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 17%, and $46.4 million and $38.4 million for the years ended December 31, 2020 and 2019, respectively, representing an increase of 21%;

•

Contribution ex-TAC of $58.8 million and $45.7 million for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 29%, and $70.6 million and $62.5 million for the years ended December 31, 2020 and 2019, respectively, representing an increase of 13%, see the section titled “—Non-GAAP Financial Measures;”

•

net loss of $17.1 million and $12.7 million for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 34%, and $7.6 million and $27.9 million for the years ended December 31, 2020 and 2019, respectively, representing a decrease of 73%; and

•

adjusted earnings before interest, income taxes, depreciation and amortization (Adjusted EBITDA) of $(4.6) million and $(4.5) million for the nine months ended September 30, 2021 and 2020, respectively, representing an unfavorable change of 2%, and $2.3 million and $(24.0) million for the years ended December 31, 2020 and 2019, respectively, representing an improvement of 110%. See the section titled “—Non-GAAP Financial Measures.”

Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon many factors, including those described below. While each of these factors presents significant opportunities for us, these factors also pose important challenges that we must successfully address in order to sustain the growth of our business and improve our results of operations.

Growth of the Digital Advertising Market and Macroeconomics Factors

We expect to continue to benefit from the shift in advertising budgets from traditional linear TV to CTV and the increased adoption of programmatic advertising by marketers and their agencies, as well as the demand for advanced cross-platform measurement and analytics. Any material changes in the growth rate of digital advertising or the rate of adoption of programmatic advertising, including expansion of new programmatic channels, could affect our performance. Recent years have shown that advertising spend is closely tied to marketers’ financial performance and a downturn, either generally or in one or more of the industries in which our customers operate, could adversely impact the digital advertising market and our operating results.

Our Ability to Drive Consolidation and Expansion of Our Leadership Position

As an early mover in the development of the CTV advertising ecosystem, our future success will depend in large part on our ability to defend and expand our leadership position. To capitalize on the shift to CTV advertising and drive growth, we plan to invest heavily in increasing the use of our data by advertisers, expanding the usage of our platform by existing customers and advancing our product, data and technology offerings. Specifically, we plan to substantially increase our investment to:

•

Increase Use of Our Data. We believe that driving increased use of our data for targeted advertising – whether through our managed services offering or through use of our data in third-party platforms – will further validate the return on advertising spend (ROAS) we provide advertisers and the value of our first-party data in the advertising ecosystem. For instance Targeted Impressions, which are advertisements presented to consumers using our Audience products were 8.2 billion and 5.6 billion for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 46%, and 8.6 billion and 7.4 billion for years ended December 31, 2020 and 2019, respectively, representing an increase of 16%. See the section “—Key Performance Metric” for an explanation on how we measure Targeted Impressions. Our ability to drive use of our data and increase Targeted Impressions is substantially dependent on our ability to retain and attract productive sales personnel to deepen our penetration into our existing and new geographic markets. We expect to use the proceeds of this offering to increase our sales force growth.

•

Expand Footprint with Existing Customers. Our recent growth has been driven in part by retaining and expanding the usage of our Audience and Data products by our existing customers. We believe that our audience customers value the quality of our audience segments and our data customers value analytics and measurement capabilities enabled by our dataset, and that, as our customers experience the value our offerings contribute to their campaigns, they increase the number and size of campaigns they conduct through our platform. For the 12 months ended September 30, 2021, December 31, 2020, and December 31, 2019, we were able to drive net dollar retention(1) of 114%, 95% and 93% respectively.

•

Drive Innovation. We believe that marketers will increasingly focus their advertising budgets on CTV and that we are well-positioned to capture an increased amount of that budget over time. As a result, we plan to invest substantially in research and development to expand and deepen our data collection, add functionality to our Audience and Data products, launch operations in new geographic and vertical markets and add additional support staff and infrastructure in current and new markets. One example is our Audience Discovery dashboard which enables marketers to explore and define their desired target audiences for activation on CTV and other digital devices. To accelerate our technology development, we have in the past acquired other companies and technologies, and we intend to continue to evaluate such opportunities in the future. The success of our efforts to drive innovation will depend in part on our ability to anticipate customer requirements, regulatory developments and the ability of competitors to offer alternative solutions.

As a result of these investments, we plan to continue to incur losses for the foreseeable future for so long as we anticipate attractive returns on our investments in growth. If the CTV advertising ecosystem fails to develop as we

(1)

Net Dollar Retention reflects changes in our customers’ revenue across two twelve-month periods. The denominator is total revenue from all customers in the earlier twelve-month period; the numerator is total revenue from those same customers in the later twelve-month period. For purposes of this calculation, we consider the customer to be the billing entity with whom we directly transact. In our Audience products, for managed service offerings and for programmatic offerings where the advertising buyer is our direct customer (“Programmatic Media – Audience Segments”), the billing entity is the end-customer. In our Audience products, for programmatic offerings where we directly transact with the third-party media buying platform (“Programmatic Media –Marketplaces”), the billing entity is the platform that processes transactions for the end-customers. For the nine months ended September 30, 2021 and twelve months ended December 31, 2020 and 2019, revenue attributable to Programmatic Media—Marketplaces comprised 19%, 15% and 20% of total revenue for those periods. In our Data products, the billing entity is the end-customer.

anticipate, or if other market entrants are more successful in capitalizing on this opportunity, we may not achieve these anticipated returns, which would in turn adversely affect our financial condition and future operating results.

Seasonality

In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many marketers allocate the largest portion of their budgets to the fourth quarter of the calendar year in order to coincide with increased holiday consumer spending. In addition, marketers often increase their advertising spend in conjunction with significant consumer viewing events, such as the Super Bowl and the Olympics, and election cycles. These seasonal and event-driven trends in the advertising industry have historically translated into our highest level of customer activity. However, these historical trends may not be predictive of future results given factors such as the potential for changes in advertising buying patterns, consumer activity due to the COVID-19 pandemic and the overall growth of our business. We expect our revenue to continue to fluctuate based on seasonal and event-driven factors that affect the advertising industry as a whole.

Key Performance Metric

We review the number of Targeted Impressions, which refers to the number of advertisements displayed to a consumer using our Audience products, to evaluate the overall growth of our Audience products. We believe the growing volume of Targeted Impressions evidences the power of our Audience products to increase advertising effectiveness, and is one way to measure the use of our data across our Audience products. Targeted Impressions includes impressions across all our Audience products, including managed services, private marketplace transactions that occur inside third-party platforms, programmatic transactions that occur on third-party demand-side platforms and programmatic data segment transactions where our audience data is first purchased on third-party data marketplaces and then used by an end customer to inform targeted digital advertising campaigns. In order to measure Targeted Impressions, we rely on third-party partners, demand-side platforms and sell-side platforms to produce accurate impressions logs or records that we receive on a look-back monthly basis and then aggregate in order to arrive at a total for the applicable period. Additionally, our calculation of Targeted Impressions is not based on any standardized industry methodology and is not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies. Impressions that may be informed or influenced by our Data products are not included in our aggregate Targeted Impressions as we do not have direct visibility into such use.

Targeted Impressions were 8.2 billion and 5.6 billion for the nine months ended September 30, 2021 and 2020, representing an increase of 46%, and 8.6 billion and 7.4 billion for years ended December 31, 2020 and 2019, respectively, representing an increase of 16%. For the nine months ended September 30, 2021 and 2020, Targeted Impressions through our managed services offering were 1.8 billion and 1.7 billion, respectively, and Targeted Impressions through our Programmatic Media—Audience Segments and Programmatic Media—Marketplaces offerings were 6.4 billion and 3.9 billion, respectively. For the years ended December 31, 2020 and 2019, Targeted Impressions through our managed services offering were 2.7 billion and 1.9 billion, respectively, and Targeted Impressions through our Programmatic Media—Audience Segments and Programmatic Media - Marketplaces offerings were 5.9 billion and 5.5 billion, respectively.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we believe Contribution ex-TAC and Adjusted EBITDA, which are non-GAAP measures, are useful in evaluating our operating performance. We use Contribution ex-TAC for internal planning and forecasting purposes. Adjusted EBITDA is a key profitability measure used by our management and board to understand and evaluate our operating performance and trends, develop short-and long-term operational plans and make strategic decisions regarding the allocation of capital. We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as a tool for comparison. Reconciliations of Contribution ex-TAC to gross profit and Adjusted EBITDA to net loss, the most directly comparable financial measures reported in accordance with GAAP, are provided below. Investors are encouraged to review the reconciliation and not to rely on any single financial measure to evaluate our business.

Contribution ex-TAC

Contribution ex-TAC is a non-GAAP financial measure. Gross profit is the most comparable GAAP measurement. In calculating Contribution ex-TAC, we add other platform costs to gross profit.

The following table presents the reconciliation of Contribution ex-TAC from the most comparable GAAP measure, gross profit, for the nine months ended September 30, 2021 and 2020 and for the years ended December 31, 2020 and 2019:

	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Gross profit	$33,730	$28,934	$46,430	$38,405
Add: Other platform costs	25,081	16,738	24,159	24,096

Contribution ex-TAC	$58,811	$45,672	$70,589	$62,501

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that management uses to assess our operating performance. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes.

We calculate Adjusted EBITDA as net loss adjusted to exclude (i) interest expense, net, (ii) depreciation and amortization, (iii) income tax expense (benefit), (iv) stock-based compensation, (v) change in fair value of derivative liability, (vi) change in fair value of warrant liability and (vii) loss on early debt extinguishment.

The following table presents a reconciliation of Adjusted EBITDA from the most comparable U.S. GAAP measure, net loss, for the nine months ended September 30, 2021 and 2020 and for the years ended December 31, 2020 and 2019:

	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net loss	$(17,053)	$(12,728)	$(7,561)	$(27,888)
Interest expense, net	875	1,907	2,675	435
Depreciation and amortization(1)	3,204	2,310	3,378	2,226
Income tax expense (benefit)	158	119	32	(248)
Stock-based compensation	1,965	1,629	2,224	1,355
Change in fair value of derivative liability	167	(852)	(2,422)	—
Change in fair value of warrant liability	6,596	1,363	2,233	103
Loss on early debt extinguishment	1,273	—	—	—

Loss on conversion of convertible notes	3,853	1,776	1,776	—
(Gain) from PPP loan forgiveness	(5,624)	—	—	—
Adjusted EBITDA	$(4,586)	$(4,476)	$2,335	$(24,017)

(1)	Consists of depreciation of fixed assets and amortization expense related to intangible assets and distribution rights asset.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus, COVID-19, as a pandemic, which continues to spread throughout the United States and the world. Many U.S. states declared a health emergency and issued orders to close all nonessential businesses. Governments have instituted lockdowns or other similar measures to slow infection rates. In accordance with the various shelter-in-place and other social distancing orders and recommendations of applicable government agencies, substantially all of our employees have transitioned to work-from-home operations. Our customers and business partners are also subject to various and changing shelter-in-place and other social distancing orders and recommendations, which have changed the way we interact with our customers and business partners. In addition, we instituted temporary salary reductions beginning in April 2020 in response to the anticipated impacts of the COVID-19 pandemic on the business. In July 2020, normal salaries were reinstated for most employees, while certain executives and senior management opted to extend their salary reductions through the end of 2020 in exchange for stock option grants. While consumers spent more time at home, which resulted in overall viewing increases, advertising spend decreased as marketers were more selective with advertising spend due to overall economic activity.

The severity and duration of the COVID-19 pandemic is uncertain, as such uncertainty will likely continue in the near term and we will continue to actively monitor the situation considering the impact to our employees, customers and partners.

Components of Results of Operations

Revenues

We generate Audience revenue by licensing our audience segments to marketers for use in targeted advertising campaigns. Audience products are typically billed on a cost per thousand (CPM) advertising impressions served using our audience segments. In transactions where we are responsible for the advertising campaign fulfillment, we act as the principal and recognize revenue on a gross basis. In transactions where we are enabling our customers to use our audience segments to sell their advertising inventory themselves, and we do not control the services prior to campaign activation, we act as an agent between the publisher and the customer and report revenue on a net basis. Historically, audience revenue has accounted for the majority of our revenue.

We generate Data revenue by licensing data and dashboards, and providing measurement and analytics services to our customers. Data solutions are typically billed as subscriptions with quarterly payments and at least one year of commitment.

Cost of Revenue

Cost of revenue consists of TAC, platform fees, data licensing and infrastructure costs associated with creating our fingerprint data base, payments to our TV OEM partners, infrastructure overhead and amortization of software development costs. In addition, cost of revenue includes allocated depreciation and amortization, facilities, advertising operations, salaries, bonuses and stock-based compensation.

Operating and Other Expenses

Research and Development

Research and development expenses consist primarily of personnel-related costs, including employee salaries, benefits and stock-based compensation for our engineers, data scientists and other employees engaged in the development of our product offerings. In addition, research and development expenses include allocated facilities and overhead costs. We expect our research and development expenses to increase as we continue to invest to enhance our product offerings and expand into new markets.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs, including salaries, benefits, commissions, and stock-based compensation expense for our employees engaged in sales and sales support, business development, and customer support functions. Sales and marketing expenses also include costs for industry events, tradeshows, paid media, professional services, travel and entertainment and allocated overhead expenses. We expect our sales and marketing expenses to increase as we continue to grow our sales and marketing team, engage in additional marketing activities and expand our product offerings.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation for our executive, finance, legal, information technology, human resources and other administrative personnel. Additionally, general and administrative expenses include accounting and legal professional services fees, insurance, bad debt expense and allocated overhead. We expect to continue to increase our investment in corporate infrastructure to support our growth and to incur additional expenses associated with our operation as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs associated with developing the necessary infrastructure required for internal controls over financial reporting.

Income Tax Expense (Benefit)

Our income tax expense (benefit) consists primarily of income taxes in certain foreign jurisdictions where we conduct business and state minimum taxes in the United States. Because we have not historically been a taxpayer and expect to incur taxable losses for the foreseeable future, we maintain a valuation allowance for deferred tax assets, including net operating loss carryforwards and tax credits related primarily to research and development.

Results of Operations

Nine months ended September 30, 2021 vs. Nine months ended September 30, 2020

The following table sets forth our results of operations for the periods presented:

	Nine Months Ended September 30,		Change
	2021	2020	$	%
	(in thousands)
Revenue	$82,825	$67,015	$15,810	24%
Cost of revenue	49,095	38,081	11,104	29%

Gross profit	33,730	28,934	4,796	17%
Operating expenses:
Research and development	8,452	9,855	(1,403)	(14%	)
Sales and marketing	17,411	15,444	1,967	13%
General and administrative	17,842	11,846	5,996	51%

Total operating expenses	43,705	37,145	6,560	18%

Operating loss	(9,975)	(8,211)	(1,764)	21%
Other expense, net
Interest expense, net	875	1,907	(1,032)	(54%	)
(Gain) loss on extinguishment of debt	(498)	1,776	(2,274)	(128%	)
Loss (gain) on derivative liability	167	(852)	1,019	(120%	)
Loss on change in fair value of warrant liability	6,596	1,363	5,233	NM
Other (income) expense, net	(220)	204	(424)	NM

Total other expense, net	6,920	4,398	2,522	57%

Loss before income taxes	(16,895)	(12,609)	(4,286)	34%
Income tax expense (benefit)	158	119	39	33%

Net loss	$(17,053)	$(12,728)	$(4,325)	34%

NM – Not meaningful

The following table sets forth our results of operations as a percentage of revenue:

	Nine Months Ended September 30,
	2021		2020
Revenue	100%		100%
Cost of revenue	59%		57%

Gross profit	41%		43%
Operating expenses:
Research and development	10%		15%
Sales and marketing	21%		23%
General and administrative	22%		17%

Total operating expenses	53%		55%

Operating loss	(12%	)	(12%	)
Other expense, net
Interest expense, net	1%		3%
(Gain) loss on extinguishment of debt	(1%	)	3%
Loss (gain) on derivative liability	—%		(1%	)
Loss on change in fair value of warrant liability	8%		2%
Other (income) expense, net	—%		—%

Total other expense, net	8%		7%

Loss before income taxes	(20%	)	(19%	)
Income tax expense (benefit)	—%		—%

Net loss	(20%	)	(19%	)

Revenue

Revenue increased 24% to $82.8 million for the nine months ended September 30, 2021 from $67.0 million for the nine months ended September 30, 2020 due to an increase in Audience revenue of $9.8 million, or 18%, and an increase in Data revenue of $6.0 million, or 50%. The increase in Audience revenue was comprised of an increase of $4.3 million for our managed services offering and $5.5 million for our programmatic offerings, which corresponded to a 46% growth in the number of advertising Targeted Impressions, and was primarily attributable to an increase in campaigns run by existing customers. Growth in Data revenue was mainly attributable to new data licensing revenues from existing customers.

Cost of Revenue and Gross Margin

Cost of revenue increased to $49.1 million for the nine months ended September 30, 2021, or 29%, from $38.1 million for the nine months ended September 30, 2020, and gross margin decreased from 43% to 41%. The principal drivers of the increase in cost of revenue were a $2.7 million increase in TAC related to the corresponding growth in our managed services offering, a $2.1 million increase in platform fees related to the corresponding growth in our programmatic offerings, and a $2.2 million increase in payments to OEMs. Cost of revenue also increased by $1.8 million in related personnel costs, as we increased our capacity to support our customers and by $1.4 million in third-party license fees, as we augmented our first-party data and improved our identity resolution capabilities.

The decrease in gross margin was primarily due to an increase in the relative portion of our revenues from our audience business for which we incur TAC and platform fees, as compared to our revenues from our data business.

Operating Expenses

Research and Development

Research and development expenses decreased by $1.4 million, or 14%, to $8.5 million for the nine months ended September 30, 2021 compared to $9.9 million for the nine months ended September 30, 2020. The decrease was primarily due to lower personnel-related costs, as hiring was slower than anticipated.

Sales and Marketing

Sales and marketing expenses increased $2.0 million, or 13%, to $17.4 million for the nine months ended September 30, 2021 from $15.4 million for the nine months ended September 30, 2020. The increase was primarily due to higher personnel-related costs, as we increased our hiring of sales and marketing personnel.

General and Administrative

General and administrative expenses increased $6.0 million, or 51%, to $17.8 million for the nine months ended September 30, 2021 from $11.8 million for the nine months ended September 30, 2020. The increase was primarily attributable to higher professional services in support of the planned IPO, including audit, accounting and consulting services. Additionally, beginning January 1, 2021, the Company restored certain executive salaries that had been reduced from April through December 2020 in response to the COVID-19 pandemic.

Other Expense, Net

Other expense, net increased to $6.9 million for the nine months ended September 30, 2021 from $4.4 million for the nine months ended September 30, 2020. The increase was primarily attributable to an aggregate increase of $6.3 million related to the valuation of our warrants and the fair value of the embedded derivative related to certain conversion and redemption features of the promissory convertible notes issued in 2020 (the 2020 Notes). This increase was partially offset by a gain of $5.6 million from the forgiveness of the Paycheck Protection Program loan (the PPP Loan), a loss of $3.9 million on the conversion of the 2020 Convertible Notes, and a loss of $1.3 million on the early extinguishment of the debt related to the Axwave Replacement Note. In addition, the Company experienced a loss on the replacement of its 2019 Convertible Notes of $1.8 million during the nine months ended September 30, 2020.

Income Tax Expense (Benefit)

Income tax expense (benefit) is comprised of foreign income taxes and state minimum income taxes in the United States. Income tax expense was essentially unchanged during the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Results of Operations

Year ended December 31, 2020 vs. Year ended December 31, 2019

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,		Change
	2020	2019	$	%
	(in thousands)		(in thousands)
Revenue	$106,831	$84,917	$21,914	26%
Cost of revenue	60,401	46,512	13,889	30%

Gross profit	46,430	38,405	8,025	21%
Operating expenses:
Research and development	13,523	22,974	(9,451)	(41%	)
Sales and marketing	20,221	24,594	(4,373)	(18%	)
General and administrative	15,705	18,402	(2,697)	(15%	)

Total operating expenses	49,449	65,970	(16,521)	(25%	)

Operating loss	(3,019)	(27,565)	24,546	(89%	)
Other expense, net
Interest expense, net	2,675	435	2,240	NM
Loss on extinguishment of debt	1,776	—	1,776	100%
Gain on derivative liability	(2,422)	—	(2,422)	(100%	)
Loss on change in fair value of warrant liability	2,233	103	2,130	NM
Other expense, net	248	33	215	NM

Total other expense, net	4,510	571	3,939	NM

Loss before income taxes	(7,529)	(28,136)	20,607	(73%	)
Income tax expense (benefit)	32	(248)	280	(113%	)

Net loss	$(7,561)	$(27,888)	$20,327	(73%	)

NM – Not meaningful

The following table sets forth our results of operations as a percentage of revenue:

	Year Ended December 31,
	2020	2019
Revenue	100%	100%
Cost of revenue	57%	55%

Gross profit	43%	45%
Operating expenses:
Research and development	13%	27%
Sales and marketing	19%	29%
General and administrative	15%	22%

Total operating expenses	46%	78%

Operating loss	(3%)	(32%)
Other expense, net
Interest expense, net	3%	1%
Loss on extinguishment of debt	2%	—%
Gain on derivative liability	(2%)	—%
Loss on change in fair value of warrant liability	2%	—%
Other expense (income), net	—%	—%

Total other expense, net	4%	1%

Loss before income taxes	(7%)	(33%)
Income tax expense (benefit)	—%	—%

Net loss	(7%)	(33%)

Revenue

Revenue increased 26% to $106.8 million in 2020 from $84.9 million in 2019. Audience revenue increased $18.6 million from $71.9 in 2019 to $90.6 million in 2020. Data revenue increased $3.3 million from $12.9 million in 2019 to $16.3 million in 2020. Targeted Impressions through our platform grew approximately 16% and resulted in higher advertising revenue related primarily to our managed services on CTV platforms during 2020 with new customers accounting for substantially all of the increase in advertising revenue. Revenue associated with political advertising related to the 2020 United States election cycle contributed approximately 10% of revenue in 2020, compared to approximately 0.2% of revenue in 2019.

Cost of Revenue and Gross Margin

Cost of revenue increased to $60.4 million in 2020, or 30%, from $46.5 million in 2019 and gross margin decreased from 45% to 43%. The principal driver of the increase in cost of revenue and decline in gross margin was a shift in our revenue mix toward managed services, which have a lower gross margin.

Operating Expenses

Research and Development

Research and development expenses decreased by $9.5 million, or 41%, to $13.5 million in 2020 compared to $23.0 million in 2019. The decrease was primarily attributable to the lower personnel-related costs of $8.9 million as a result of reduced headcount of development engineers due to our restructuring in November 2019 coupled with cost reductions of $1.0 million that took effect in March 2020 due to the COVID-19 pandemic. This decrease was partially offset by a $0.4 million increase in the depreciation of research and development equipment related to higher previous capital spend.

Sales and Marketing

Sales and marketing expenses decreased $4.4 million, or 18%, to $20.2 million in 2020 from $24.6 million in 2019. The decrease was primarily due to lower personnel-related costs of $1.4 million as a result of decreased headcount from restructuring activities in November 2019 coupled with cost reductions of $1.6 million that took effect in March 2020 due to the COVID-19 pandemic. In addition, marketing, advertising and related travel spend decreased by $1.0 million due to cost reduction initiatives and the impacts of pandemic-related restrictions.

General and Administrative

General and administrative expenses decreased $2.7 million, or 15%, to $15.7 million in 2020 from $18.4 million in 2019. The decrease was primarily attributable to restructuring activities totaling $0.1 million in November 2019 and cost reduction initiatives of $1.5 million in response to the COVID-19 pandemic. The remaining decrease in general and administrative expenses was attributable to lower spend for legal, recruiting services and consulting fees and other general operating costs.

Other Expense, Net

Other expense, net increased to $4.5 million in 2020 from $0.6 million in 2019. The increase was primarily attributable to a $2.2 million increase in interest expense and a $1.8 million increase from the loss on early extinguishment of debt due to the refinancing of earlier obligations and resulting higher debt outstanding in 2020, and a $2.1 million increase in the valuation of our warrants. These increases were partially offset by a $2.4 million decrease in fair value of the embedded derivative related to certain conversion and redemption features of the 2020 Notes.

Income Tax Expense (Benefit)

Income tax expense was essentially unchanged in 2020 compared to 2019.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the seven quarters in the period ended September 30, 2021 on an absolute basis and as a percentage of revenues. The information for each of these quarters has been prepared on a basis consistent with our audited annual consolidated financial statements appearing elsewhere in this prospectus and, in our opinion includes all adjustments, consisting only of normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. The following unaudited consolidated quarterly financial data should be read in conjunction with our annual consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	(in thousands)
Revenue	$30,887	$27,527	$24,411	$39,816	$26,597	$16,662	$23,756
Cost of revenue	18,838	16,157	14,100	22,320	16,137	8,852	13,092

Gross profit	12,049	11,370	10,311	17,496	10,460	7,810	10,664
Operating expenses:
Research and development	2,832	2,695	2,925	3,668	2,736	3,305	3,814

	Three Months Ended
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Sales and marketing	7,039	5,078	5,294	4,777	5,287	4,718	5,439
General and administrative	7,710	6,012	4,120	3,859	3,631	3,821	4,394

Total operating expenses	17,581	13,785	12,339	12,304	11,654	11,844	13,647

Operating (loss) income	(5,532)	(2,415)	(2,028)	5,192	(1,194)	(4,034)	(2,983)
Other expense, net
Interest expense, net	79	74	722	768	779	659	469
Gain (loss) on extinguishment of debt	—	(5,638)	5,140	—	—	1,776	—
Gain (loss) on derivative liability	1	—	166	(1,570)	(708)	(166)	22
Loss on change in fair value of warrant liability	3,902	100	2,594	870	881	466	16
Other expense (income), net	(114)	(71)	(35)	44	19	61	124

Total other expense (income), net	3,868	(5,535)	8,587	112	971	2,796	631

Gain (loss) before income taxes	(9,400)	3,120	(10,615)	5,080	(2,165)	(6,830)	(3,614)
Income tax expense (benefit)	99	29	30	(87)	42	42	35

Net (loss) income	$(9,499)	$3,091	$(10,645)	$5,167	$(2,207)	$(6,872)	$(3,649)

The following table sets forth our results of operations as a percentage of revenue:

	Three Months Ended
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Revenue	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	61%	59%	58%	56%	61%	53%	55%

Gross profit	39%	41%	42%	44%	39%	47%	45%
Operating expenses:
Research and development	9%	10%	12%	9%	10%	20%	16%
Sales and marketing	23%	18%	22%	12%	20%	28%	23%
General and administrative	25%	22%	17%	10%	13%	23%	18%

Total operating expenses	57%	50%	51%	31%	43%	71%	57%

Operating (loss) income	(18%)	(9%)	(9%)	13%	(4%)	(24%)	(12%)
Other expense, net
Interest expense, net	—%	—%	3%	2%	3%	4%	2%
Gain (loss) on extinguishment of debt	—%	(20%)	21%	—%	—%	11%	—%
Gain (loss) on derivative liability	—%	—%	1%	(4%)	(3%)	(1%)	—%
Loss on change in fair value of warrant liability	13%	—%	10%	2%	4%	3%	—%
Other expense (income), net	—%	—%	—%	—%	—%	—%	1%

Total other expense (income), net	13%	(20%)	35%	—%	4%	17%	3%

Gain (loss) before income taxes	(31%)	11%	(44%)	13%	(8%)	(41%)	(15%)
Income tax expense (benefit)	—%	—%	—%	—%	—%	—%	—%

Net (loss) income	(31%)	11%	(44%)	13%	(8%)	(41%)	(15%)

The following table presents Contribution ex-TAC and a reconciliation of Contribution ex-TAC from the most comparable GAAP measure, gross profit, for each of the seven quarters in the period ended September 30, 2021:

	Three Months Ended
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Gross profit	$12,049	$11,370	$10,311	$17,496	$10,460	$7,810	$10,664
Add: other platform costs	9,306	8,597	7,178	7,421	6,483	4,805	5,450

Contribution ex-TAC	$21,355	$19,967	$17,489	$24,917	$16,943	$12,615	$16,114

The following table presents Adjusted EBITDA and a reconciliation of Adjusted EBITDA from the most comparable GAAP measure, net (loss) income, for each of the seven quarters in the period ended September 30, 2021:

	Three Months Ended
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Net (loss) income	$(9,499)	$3,091	$(10,645)	$5,167	$(2,207)	$(6,872)	$(3,649)
Interest expense, net	79	74	722	768	779	659	469
Depreciation and amortization(1)	1,096	1,103	1,005	1,068	853	781	676
Income tax expense (benefit)	99	29	30	(87)	42	42	35
Stock-based compensation	937	556	472	595	654	525	450
Change in fair value of derivative liability	1	—	166	(1,570)	(708)	(166)	22
Change in fair value of warrant liability	3,902	100	2,594	870	881	466	16
Loss on early debt extinguishment	—	—	1,273	—	—	—	—
Loss on conversion of convertible notes	—	—	3,853	—	—	1,776	—
Gain from PPP Loan forgiveness	—	(5,624)	—	—	—	—	—

Adjusted EBITDA	$(3,385)	$(671)	$(530)	$6,811	$294	$(2,789)	$(1,981)

(1)	Consists of depreciation of fixed assets and amortization expense related to intangible assets and distribution rights asset.

Quarterly Changes in Revenue

Over the periods presented, revenue increased on a year-over-year basis due to growth in the number of agencies and marketers utilizing our Audience platform as well as an increase in the number of marketers and publishers subscribing to our data and measurement products, which we believe reflects the trend of marketers allocating a greater percentage of their existing advertising budgets to programmatic channels and CTV. Revenue for the three months ended June 30, 2020 was negatively impacted by the COVID-19 pandemic as some of our clients canceled orders or reduced spend on our platform. In addition, our revenue growth trends have been subject to the seasonal factors described in “—Factors Affecting Our Performance-Seasonality.” The revenue increases for the three months ended September 30 and December 31, 2020 were partially driven by an increase in political advertising related to the 2020 United States election cycle, which accounted for $4.5 million and $6.2 million of revenue in those periods, respectively, compared to $0.1 million and $0.3 million for the three months ended March 31 and June 30, 2020, respectively, and $0.4 million, $0 and $0 for the three months ended March 31, June 30, and September 30, 2021, respectively.

Quarterly Changes in Cost of Revenue

Cost of revenue generally changed consistent with the increase in revenue in each of the quarters presented. In general, traffic acquisition costs changed in proportion to changes in revenue associated with our managed services offering, and payments to OEMs changed in proportion to changes in our first-party data footprint and overall revenue. Cost of revenue was generally lower in the first two quarters of 2020 compared to subsequent quarters due to lower personnel costs associated with the Covid-19 pandemic.

Quarterly Changes in Operating Expenses

Setting aside what we view as transitory reductions in operating expenses over the final three quarters of 2020 due to the COVID-19 pandemic, operating expenses increased overall in the quarters presented primarily due to increases in headcount and other related expenses to support our growth. Sales and marketing expenses increased as we expanded our sales teams to attract new customers and expand relationships with existing customers. We intend to continue to make significant investments in our sales and marketing organization. Additionally, as restrictions due the COVID-19 pandemic have been reduced, general operating expenses including travel related costs have risen. We also intend to invest in technology and development efforts to add new features and enhance the functionality of our existing platform.

During the nine months ended September 30, 2021, there were increased accounting, legal and professional fees and other costs associated with our preparations to be a public company.

Liquidity and Capital Resources

As of September 30, 2021 and 2020, we held $16.1 million and $10.2 million, respectively, of cash and cash equivalents and $18.3 million and $3.6 million, respectively, of working capital. As of December 31, 2020 and 2019, we held $10.2 million and $10.9 million, respectively, of cash and cash equivalents and $11.7 million and $1.0 million, respectively, of working capital. Working capital is calculated as our total current assets less our total current liabilities.

Our primary sources of liquidity are our cash and cash equivalents on hand, proceeds from sales of debt and equity securities, and utilization of our revolving line of credit. We expect operating cash flows to become a primary source of liquidity in the future. Our primary requirements for liquidity and capital are working capital, capital expenditures, software development, principal and interest payments on our outstanding debt and other general corporate needs. Our current capital deployment strategy is to utilize excess cash on hand to support our growth initiatives into select markets and enhance our technology platforms. As our business and workforce continue to expand, we expect ongoing increases in infrastructure to support a larger data footprint, purchases of computer systems and other investments in property and equipment. Additionally, we may pursue strategic acquisitions that could materially impact our liquidity and capital resources.

As of September 30, 2021 and December 31, 2020, we were not party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources. In addition, we had no known material cash requirements as of September 30, 2021 and December 31, 2020 relating to capital expenditures, commitments, or human capital. The cash requirements for 2021 relate to payments on our debt outstanding and obligations under our lease agreements. For information regarding our expected cash requirement related to debt and leases, see Note 10—Debt and Note 11—Commitments and Contingencies, respectively, to the consolidated financial statements.

We anticipate a significant increase in accounting, legal and professional fees and other costs associated with being a public company. We believe that our existing cash resources, together with proceeds from this offering, will be sufficient to finance our continued operations, growth strategy, planned capital expenditures and the additional expenses we expect to incur as a public company for at least the next twelve months. In order to support and achieve our future growth plans, we may seek to obtain additional funding through equity or debt financing. If we raise additional funds through the issuance of equity securities, our stockholders will experience dilution. Debt financing, as available, may contain covenants that significantly restrict our operations or our ability to obtain additional debt financing in the future. Any additional financing that we raise may contain terms that are not favorable to our stockholders. We cannot provide assurances that we would be able to obtain additional financing on terms favorable to us or our stockholders, or at all.

Cash Flows

Nine months ended September 30, 2021 vs. Nine months ended September 30, 2020

The following table summarized our cash flows for the periods presented:

	Nine Months Ended September 30,
	2021	2020	Change
	(in thousands)
Cash flows used in operating activities	$(8,716)	$(5,868)	$(2,848)
Cash flows used in investing activities	(2,261)	(2,431)	170
Cash flows provided by financing activities	16,936	9,296	7,640

Increase in cash and cash equivalents	$5,959	$997	$4,962

Operating Activities

Our cash flows from operating activities are primarily influenced by growth in our operations, increases or decreases in collections from our customers and payments to our suppliers of advertising media and data. Cash flows from operating activities are affected by changes in our working capital, particularly changes in accounts receivable, accounts payable and accrued liabilities. The timing of cash receipts from customers and payments to suppliers can significantly impact our cash flows from operating activities. We typically pay suppliers in advance of collections from our customers. In addition, we expect the seasonal nature of our business to impact cash flows from operating activities on a quarterly basis particularly in the fourth quarter where there is higher advertising volume. Our ability to manage our cash flows from operating activities, particularly our working capital, is important to our growth, capacity to invest in the business, and operational stability.

Cash used in operating activities was $8.7 million for the nine months ended September 30, 2021 compared to $5.9 million for the nine months ended September 30, 2020. The increase in operating cash spend was primarily related to higher net loss of $4.3 million, offset by adjusted for noncash adjustments of approximately $4.9 million and offset by changes in working capital. Working capital changed due to an increase by $4.5 million in accounts payable and accrued liabilities in nine months ended in September 30, 2021 compared to same period in 2020, which was primarily due to the timing of payments to and invoicing from vendors for normal operating expenditures, specifically higher outstanding costs of revenue and professional services fees in 2020. Accounts receivable increased $5.2 million in nine months ended September 30, 2021 compared to same period in 2020 primarily due to higher revenue and the timing of customer receipts. Prepaid expenses and other current assets increased $1.2 million in nine months ended in September 30, 2021 compared to same period in 2020 mainly due to higher prepaid expenses and other noncurrent assets.

Investing Activities

Cash used in investing activities decreased to $2.3 million for the nine months ended September 30, 2021 compared to $2.4 million for the nine months ended September 30, 2020 primarily due to lower cash outlays for capital expenditure of $0.9 million, mostly offset by higher capitalized internal use software costs of $0.3 million. Also offsetting the decrease was higher collections on a note receivable in the first nine months of 2020 compared to the same period in 2021.

Financing Activities

Cash flows provided by financing activities were $16.9 million for the nine months ended September 30, 2021 compared to $9.3 million for the nine months ended September 30, 2020. The increase was primarily due to proceeds from the issuance of Class C preferred stock and from the exercises of stock options of $21.8 million, partially offset by payments on our revolving line of credit and convertible debt of $4.5 million during the first nine months of 2021.

Year ended December 31, 2020 vs. Year ended December 31, 2019

The following table summarized our cash flows for the periods presented:

	Year Ended December 31,
	2020	2019	Change
	(in thousands)
Cash flows used in operating activities	$(9,252)	$(12,951)	$3,699
Cash flows used in investing activities	(2,734)	(719)	(2,015)
Cash flows provided by financing activities	10,910	13,811	(2,901)

(Decrease) increase in cash	$(1,076)	$141	$(1,217)

Operating Activities

Cash used in operating activities was $9.3 million in 2020 compared to $13.0 million in 2019. The decrease in operating cash spend was primarily related to lower net loss, adjusted for noncash adjustments, of approximately $25.4 million, partially offset by changes in working capital. Accounts payable and accrued liabilities decreased by $18.1 million in 2020 compared to 2019 primarily due to the timing of payments to and invoicing from vendors for normal operating expenditures, specifically higher outstanding traffic acquisition costs, OEM fees, and professional services fees in 2019. Accounts receivable increased $4.1 million in 2020 compared to 2019 primarily due to higher revenue and the timing of customer receipts. Prepaid expenses and other current assets increased $0.7 million in 2020 compared to 2019 mainly due to higher unbilled revenue on customer contracts and the timing of allowed invoicing under those contracts.

Investing Activities

Cash used in investing activities increased to $2.7 million in 2020 compared to $0.7 million in 2019 primarily due to higher capitalized internal use software costs and other capital expenditures, partially offset by the collection of a note receivable.

Financing Activities

Cash flows provided by financing activities were $10.9 million in 2020 compared to $13.8 million in 2019. This decrease was primarily due to proceeds from amounts drawn on our revolving line of credit and from issuances of our Class B preferred stock in 2019, which did not reoccur in 2020, partially offset by proceeds from the issuance of the 2020 Notes and proceeds from the PPP Loan in 2020, as well as lower payments on our revolving line of credit in 2020 versus 2019.

Debt Obligations

Recent debt financing arrangements are as follows:

Pacific Western Line of Credit and Term Loan

In January 2019, we entered into a loan and security agreement with Pacific Western Bank (the Loan and Security Agreement). The Loan and Security Agreement provided for a $10.0 million revolving line of credit with a term loan of up to $5.0 million. The revolving line of credit was available through January 1, 2020, and the term loan expired unused at the same time. There were no outstanding balances under the revolving line of credit or the term loan as of December 31, 2020 and 2019, as the Loan and Security Agreement was replaced by a line of credit with FPP Finance LLC in December 2019 as discussed below.

FastPay Line of Credit

In December 2019, we entered into a Financing and Security Agreement with FFP Finance LLC (FastPay) to provide a revolving line of credit for 80% of our qualified accounts receivable invoices up to a maximum of $15.0 million with a maturity date of December 23, 2021 (FastPay Line of Credit). Borrowings under the line of credit are secured by our accounts receivable balances. The interest rate is equal to 1/12 times the London Interbank Offered Rate (LIBOR) rate plus 7% per annum, based on the net amount advanced.

Beginning in January 2020, we were required to utilize 20% of our $15.0 million line of credit throughout the remaining duration of the term. In November 2020, we entered into an amendment to the agreement in which FastPay agreed to increase the advance rate on our eligible accounts receivable from 80% to 85%. In September 2021, we entered into an amendment to the FastPay Line of Credit to extend the maturity date to December 23, 2022, decrease the minimum utilization rate to 15% and decrease the interest rate to LIBOR plus 6.75%. As of September 30, 2021, December 31, 2020 and December 31, 2019, the total amount advanced under the FastPay Line of Credit was $3.9 million, $5.9 million and $7.1 million, respectively.

Paycheck Protection Program Loan

In April 2020, we received a loan in the principal amount of $5.6 million from the Paycheck Protection Program (the PPP Loan). The PPP Loan, a provision of the Coronavirus Aid, Relief, and Economic Security Act, offered forgivable loans to small businesses facing uncertainty during the COVID-19 pandemic. In June 2021, the outstanding balance of the PPP Loan was forgiven in full, and we recognized a gain on early extinguishment of debt of $5.6 million, which consisted of the principal balance plus accrued interest and was recorded as other income in the six months ended June 30, 2021.

Convertible Notes

In December 2019, February 2020 and April 2020, we issued $4.9 million in promissory notes under a Convertible Promissory Note Agreement (the 2019 Notes), of which $2.5 million was issued and outstanding as of December 31, 2019 with the balance in 2020. The 2019 Notes accrued interest at a fixed rate of 4.0% compounded annually and were to mature in December 2021.

In May 2020, we replaced the 2019 Notes and issued additional notes under a new convertible promissory note agreement maturing in 2022 (the 2020 Notes). The replacement of the 2019 Notes with the 2020 Notes was accounted for as a debt extinguishment, and we recorded a $1.8 million loss on the extinguishment, which is included in other expense, net in the consolidated statements of operations.

An aggregate of $9.3 million of convertible promissory notes were issued under the 2020 Convertible Notes, which included $5.0 million related to the cancellation and replacement of principal and accrued interest under the 2019 Convertible Notes, and gross proceeds of $4.3 million received for issuance of new convertible promissory notes. The 2020 Convertible Notes accrue interest at a fixed rate of 4.0% compounded annually and mature in May 2022. In February 2021, all of the 2020 Convertible Notes were converted into shares of our Series C preferred stock.

In connection with the 2020 Convertible Notes, we issued to the holders thereof warrants exercisable for an aggregate of 619,882 shares of Series B redeemable convertible preferred stock if the next qualified equity financing or liquidation event had not occurred by December 31, 2020. As no such event occurred, these warrants were issued and became exercisable during 2020.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity or cash flows.

Contractual Obligations

As of September 30, 2021, our future minimum payments under our noncancelable contractual obligations were as follows:

	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
Operating lease obligations	$930	$5,300	$475	$—	$6,705
Debt	3,898	—	—	—	3,898

Total	$4,828	$5,300	$475	$—	$10,603

As of December 31, 2020, our future minimum payments under our noncancelable contractual obligations were as follows:

	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
Operating lease obligations	$3,719	$5,300	$475	$—	$9,494
Debt	6,366	16,567	—	—	22,933

Total	$10,085	$21,867	$475	$—	$32,427

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make certain judgments and assumptions, based on information available at the time of our preparation of the financial statements, in determining accounting estimates used in the preparation of the statements. Our significant accounting policies are described in Note 2—Summary of Significant Accounting Policies to the consolidated financial statements.

Accounting estimates are considered critical if the estimate requires us to use judgments and/or make assumptions about matters that were uncertain at the time the accounting estimate was made, and, if different, accounting estimates could have been used in the reporting period or changes in the accounting estimates are likely to occur that would have a material impact on our financial condition, results of operations or cash flows.

There were no material changes in critical accounting policies and estimates since December 31, 2020.

Revenue Recognition

We derive revenue primarily from providing advertising and analytics services, which refer to as Audience revenue, and licensing data and dashboards to our customers, which refer to as Data revenue. We apply the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when a performance obligation is satisfied.

Advertising services include (i) managed services, where we are responsible for planning, measurement, and/or delivery of audience-based targeted advertisements to consumers on behalf of our customers, (ii) enabling our customers to access advertising inventory filtered based on our audience segments, and (iii) enabling marketers to use our audience segment data programmatically on third-party platforms.

We obtain advertising inventory from publishers and through advertising exchanges. Revenue from advertising is primarily generated through video and display advertising delivered through advertising impressions on a CPM basis and is evidenced by an insertion order. Audience revenue is recognized as impressions are delivered. For managed services, we are responsible for campaign fulfillment, which means that we purchase advertising inventory from publishers and work with third-party platforms such as DSPs, SSPs and data stores, to execute an advertising campaign. We incur fees for our use of these platforms. We also incur fees charged by publishers from whom we pre-purchase inventory, which we refer to as traffic acquisition cost (TAC). Because we act as principal for managed service offerings, we recognize revenue on a gross basis, including platform fees and TAC, and in turn recognize the platform fees and TAC for such campaigns as a cost of revenue. For programmatic offerings, we make our audience segments available in third-party media buying platforms. In these arrangements we do not control the advertising inventory prior to activation. In arrangements where the advertising buyer is our direct customer, we recognize the revenue associated with the transaction net of TAC, and record platform fees as cost of revenue. In arrangements where the platform is our direct customer, we recognize revenue net of platform fees, and we are not responsible for TAC.

For use in media planning, measurement and analytics, we also generate revenue by providing TV data on a subscription basis to brands, publishers, programmers, and measurement platforms. Subscription-based fees that are fixed are typically recognized on a straight-line basis over the access period, which typically is a minimum of twelve months. To the extent there is variable consideration, it is recognized in the period in which it relates, the amount and timing of which requires judgment and estimation.

Revenues for data licensing, research reports or reporting through Web-based dashboards is generally recognized over time on a time-elapsed basis when we provide access to continuous reporting on advertising campaign metrics. In cases where our data services are delivered in the form of a report, we consider this service to be transferred at a point in time when the report is delivered to the customer, at which point we recognize the associated revenue.

Internal Use Software Development Costs

We capitalize certain development costs associated with creating and enhancing internal use software related to our platform and technology infrastructure. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software projects, and external direct costs of materials and services consumed in developing or obtaining the software. We expense software development costs that do not meet the criteria for capitalization as incurred and record them in research and development expenses in the consolidated statements of operations.

Software development activities generally consist of three stages: (i) the planning stage; (ii) the application and infrastructure development stage; and (iii) the post implementation stage. Costs incurred in the planning and post implementation stages of software development, including costs associated with the post configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. We capitalize costs associated with software developed for internal use when both the preliminary project stage is completed, and management has authorized further funding for the completion of the project. We capitalize costs incurred in the application and infrastructure development stages, including significant enhancements and upgrades. Capitalization ends once a project is substantially complete and the software and technologies are ready for their intended purpose. We amortize internal use software development costs using a straight-line method over the estimated useful life of two to five years, commencing when the software is ready for its intended use.

Our estimates of capitalizable costs and the related useful lives could change from historical estimates, which could materially impact our results of operations and financial condition.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include our expected stock price volatility over the expected term of the options, stock option exercise, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of our common stock as discussed in “Common Stock Valuations” below.

•	Expected Term. The expected term of our options is estimated using the simplified method permitted under guidance of the SEC.

•

Volatility. As we do not have a trading history for our common stock, the expected volatility of our stock price is derived from the average historical volatility for industry peers that we consider to be comparable to us, over a period equivalent to the expected term of our stock option grants.

•	Risk-free Rate. The risk-free interest rate is based on the yields of the U.S. Treasury securities with maturities similar to the expected term of each of our option awards.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ significantly compared with awards granted previously. See Note 13—Common Stock and Stockholders’ Deficit to the consolidated financial statements included elsewhere in this prospectus.

In June 2018, the FASB issued Accounting Standards Update (ASU) 2018-07 which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Equity classified nonemployee share-based payment awards are measured at the grant date of the award, which is the same as share-based payments for employees. We adopted the requirements as of January 1, 2019.

Common Stock Valuations

In the absence of a public trading market, the fair value of our common stock was determined by our board of directors with input from management and incorporate valuations prepared with support from an independent third-party valuation specialist. Our board of directors intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock underlying those stock options on the date of grant. We determined the valuations of our common stock in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions that we use in the valuation models were based on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	the prices, rights, preferences, and privileges of our preferred stock relative to our common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	the hiring of key personnel;

•	our stage of development;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	the market performance of comparable publicly-traded companies; and

•	the United States and global capital market conditions.

In valuing our common stock at various dates, our board of directors determined the equity value of our business using various valuation methods, including combinations of income and market approaches. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and are adjusted to reflect the risks inherent in our cash flows. The market approach estimates value considering an analysis of guideline public companies. The guideline public companies method estimates value by applying a representative revenue multiple from a peer group of companies in similar lines of business to us to our forecasted revenue. To determine our peer group of companies, we considered public software and digital advertising companies and selected those that represent similar, but alternative investment opportunities to an investment in our company. From time to time, we updated the set of comparable companies as new or more relevant information became available.

The equity values implied by the income and market approaches reasonably approximated each other as of each valuation date.

Once we determined an equity value, we used a combination of approaches to allocate the equity value to each of our classes of stock. We used a combination of option pricing method (OPM), and Probability Weighted Expected Return Method (PWERM). The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the equity instruments. Using the PWERM, the value of our common stock is estimated based upon a probability-weighted analysis of varying values for our common stock assuming possible future events for our company, such as a strategic sale, an initial public offering or a downside scenario in which we sell at a lower-than-expected shareholder liquidation value. Application of this approach involves the use of estimates, judgment and assumptions, such as revenue, expenses, future cash flows, and selection of comparable companies and relevant multiples.

In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies. The discount for marketability was determined using a protective put option model, in which a put option is used as a proxy for measuring discounts for lack of marketability of securities.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Redeemable Convertible Preferred Stock Warrant Liability

We account for freestanding warrants to purchase shares of our redeemable convertible preferred stock as a liability as the underlying shares of redeemable convertible preferred stock are contingently redeemable and therefore may obligate us to transfer assets at some point in the future. The warrants are subject to re-measurement to fair value at each balance sheet date, and any change in fair value is recognized in the consolidated statements of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. Upon the exercise or expiration, the related warrant liability will be reclassified to additional paid-in capital. If factors change causing different assumptions to be made in future periods, estimated gains or losses on the warrant liability may differ significantly from those recorded historically.

The warrants will be automatically exercised in connection with our initial public offering.

Income Taxes

We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using an asset and liability approach. We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merit of the position. While we believe we have adequately reserved for our uncertain tax positions, because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk in the ordinary course of business, which consists primarily of interest rates risk associated with our cash and cash equivalents and our debt, foreign currency risk and impact of inflation. We do not engage in speculative trading activities. There were no material changes in our exposures to market risk since December 31, 2020.

Interest Rate Fluctuation Risk

Our exposure to interest rate fluctuation risk primarily relates to interest expense generated on the FastPay Line of Credit, which fluctuates with LIBOR. However, a hypothetical 1% in the LIBOR rate would not have a material impact on our borrowings or results of operations.

Our borrowings under our credit facility with Pacific Western Bank backed by US Bank are at variable interest rates. However, a hypothetical 100-basis point change in interest rates in effect as of December 31, 2020 would not have a material impact on our results of operations.

Foreign Currency Exchange Rate Risk

The functional currency for our foreign subsidiaries is the U.S. dollar. We are exposed to changes in exchange rates for the Great Britain Pound sterling (GBP), the Euro, and, to a lesser extent, the Australian dollar (AUD). All assets and liabilities denominated in foreign currencies are remeasured using exchange rates in effect as of the end of the period presented. The volatility of exchange rates depends on many factors that we cannot accurately forecast. In the future, if more of our expenses are denominated in currencies other than the U.S. dollar, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. A hypothetical change of 10% in foreign currency exchange rates in effect as of December 31, 2020 would not have a material impact on our results of operations. We do not—but we may in the future—enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities could have on our results of operations.

New Accounting Pronouncements

Refer to Note 2—Summary of Significant Accounting Policies to the consolidated financial statements included elsewhere in this prospectus for the new accounting pronouncements.

Emerging Growth Company Status

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to nonpublic companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for nonpublic companies.

We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. See the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We are an ‘emerging growth company,’ and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

BUSINESS

Our Company

We are transforming internet CTVs into a platform for our customers, which are comprised of brands, agencies, content programmers, publishers and measurement and advertising vendors, to build attentive, engaged audiences. Our AI-driven content identification software is embedded in CTVs sold by leading OEM brands across the globe. Through our software, we form direct relationships with millions of viewers, who provide us consent to collect their viewership data. Using the data we collect, as well as data we license, we provide customers with critical tools to optimize how they plan, buy and measure their advertising campaigns to reach their preferred audiences. We are active in six countries today, with ambitions to expand into the more than 100 countries where CTVs integrated with our technology are sold.

Traditionally, television audiences watched a limited selection of content available on a broadcaster’s linear programming schedule, which included advertisements seen by all viewers regardless of their interests. With the development of on-demand services, today’s viewers enjoy more video choices than ever as content consumption rapidly spreads across a growing set of broadcast, OTT, and streaming platforms, formats and devices.

Our Audience and Data products help our customers overcome the challenges created by this viewership fragmentation. Our Audience products utilize our proprietary data and data science methodology to enable highly effective, highly targeted advertising across CTV and other devices. Our Data products enable customers to plan their advertising campaigns and then measure the effectiveness of those campaigns across devices. These two solutions provide a unified view of a consumer’s exposure and response to content and advertisements across CTV and other digital media devices, enabling more precise planning and higher return on advertising spend.

We do not employ a “walled garden” strategy that locks marketers and publishers into a closed system. Rather, we match and integrate our data with our customers’ datasets to provide them with the necessary tools, analytics, and flexibility to engage relevant audiences, limiting waste and inefficiency. Further, our neutral, independent position allows us to support and facilitate a large and growing ecosystem of media transactions that leverage our data, without competing with our customers and partners.

According to a 2020 Interactive Advertising Bureau report, more than half of advertising buyers reported that they are shifting from broadcast and cable TV advertising to CTV advertising. By forming an ecosystem of industry stakeholders using our data to help navigate this change, we believe we are well positioned to capitalize on this significant opportunity.

We generated revenues of $82.8 million and $67.0 million for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 24%. We generated revenues of $106.8 million and $84.9 million for the years ended December 31, 2020 and 2019, respectively, representing an increase of 26%. Our gross profit was $33.7 million and $28.9 million for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 17%. Our gross profit was $46.4 million and $38.4 million for the years ended December 31, 2020 and 2019, respectively, representing an increase of 21%. Gross profit plus other platform costs (Contribution ex-TAC) was $ 58.8 million and $45.7 million for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 29%, and $70.6 million and $62.5 million for the years ended December 31, 2020 and 2019, respectively, representing an increase of 13%. We recorded a net loss of $17.1 million and Adjusted EBITDA loss of $4.6 million for the nine months ended September 30, 2021, compared with a net loss of $12.7 million and Adjusted EBITDA loss of $4.5 million for nine months ended September 30, 2020. We recorded a net loss of $7.6 million and Adjusted EBITDA of $2.3 million for the fiscal year ended December 31, 2020, compared with a net loss of $27.9 million and Adjusted EBITDA loss of $24.0 million for the fiscal year ended December 31, 2019. Contribution ex-TAC was $70.6 million and

$62.5 million for the years ended December 31, 2020 and 2019, respectively, representing an increase of 13%. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” Targeted Impressions using our data were 8.2 billion and 5.6 billion for the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 46%, and 8.6 billion and 7.4 billion for years ended December 31, 2020 and 2019, respectively, representing an increase of 16%.

Our Offering

Our viewership data allows us to understand TV viewership in real-time, including exposure to TV advertising, on millions of CTVs, serving as the backbone of our two offerings: Audience and Data.

Audience

Our Audience products enable our customers to build attentive, engaged audiences. Our AI-driven data science models process our data to create audience “segments,” which are collections of households with common characteristics about their TV viewership, such as cord-cutters, sports fans, consumers who saw advertisements for a particular brand, etc. We make these proprietary segments available to our customers through DSPs, data stores, SSPs, private-marketplaces (PMPs) and social media platforms. These platforms specialize in delivering advertisements to consumers across devices such as CTVs, smart phones, tablets, laptops, desktop computers and game consoles. By activating these segments in such platforms, our customers are able to engage with their preferred audiences not only on CTVs, but across other digital devices.

Our Audience products are commercially available for use on programmatic (self-service) platforms or through a service managed by us. Our customers are able to enjoy the flexibility of choosing between complete hands-on control or outsourcing the planning, activation, optimization and measurement and analysis to our dedicated team of industry experts.

Data

Our Data products allow our customers to discover behavioral trends in TV engagement, including granular analyses of the advertisements consumers viewed and a measurement of how effective those advertisements were at driving consumer behavior. Our identity resolution capabilities enable marketers and publishers who have their own data across other platforms or devices to match, combine and deduplicate their data against our first-party data. This provides our customers a unified view of their consumers across multiple touchpoints including traditional TV, CTV and digital devices and provides a deeper understanding of their consumers, enabling them to deliver more effective advertising campaigns.

Our Data products are available as a standalone, turnkey platform that presents data through dashboards and automated reporting, or as a data feed that directly integrates into our customer’s existing in-house infrastructure. In addition, many of our customers leverage our experienced team of data scientists to better identify and understanding their target audience, analyze the effectiveness of their omniscreen advertising campaigns, generate attribution analytics, and quantify the number of consumers reached and how frequently they are reached. We license our Data products typically as annual subscriptions.

Our Industry

We believe our business is benefiting from powerful trends that are transforming digital advertising and the way brands and marketers engage with their customers, including:

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Shifting consumer viewing preference from traditional linear TV to on-demand streaming content. The television industry is in the midst of a tectonic shift as consumer viewing behavior increasingly favors streaming television content over linear TV. While linear TV remains the primary mode of viewing today, it is declining in proportion to streaming content. The recent pandemic is accelerating cord-cutting with eMarketer estimating that in 2020, more than six million U.S. households cut the cord with linear paid TV, bringing the total number of cord-cutter households in the United States to 31.2 million. Cord-cutter and cord-never households (those that never subscribed to paid linear TV) are also expected to increase to 44% of U.S. households by 2023.

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Marketers are shifting advertising budgets from linear TV to CTV to follow consumer engagement. As consumers increasingly consume content on CTV, marketers are simultaneously increasing their advertising spend on CTV to reach and engage these audiences. In 2021, U.S. CTV advertising spending is estimated to be near $15 billion and is expected to grow to $30 billion in 2025, representing a compound annual growth rate of 19% according to eMarketer.

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Converged media buying through programmatic platforms. With the adoption of technology-based and data-driven solutions, marketers are able to buy media more efficiently and at greater scale with software-based real-time bidding platforms. Programmatic buying enables marketers to select the highest value audience inventory in real-time and more efficiently. U.S. programmatic advertising spend is expected to be $140 billion in 2022, according to eMarketer. The growth of programmatic advertising is being driven by new digital channels, including CTV.

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Intensifying demand for data and analytics to measure and optimize advertising spend across platforms and devices. The growing number of streaming content platforms has created a more fragmented ecosystem, disrupting the traditional measurement providers and methodology. This complexity makes it more difficult for marketers to gain a clear and comprehensive picture of campaign performance. Further complicating the situation are walled gardens, which limit the ability for a marketer to access their audience data outside of the walled gardens’ proprietary systems and leads to silos of data and ad inventory, a lack of transparency and sub-optimized advertising spend. This trend has created strong demand from marketers for solutions that reduce the fragmentation of the ecosystem and enable them to better calculate the value of impressions.

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As marketers seek more transparency and control, consumers are demanding more privacy. With the rapid adoption of CTV, marketers are asking data providers for more access to consumer data. In the past, marketers capitalized on data from cookies to track consumers across websites and devices, and gain insights into users and advertising performance. However, a rapid shift towards increased data privacy driven by consumer distrust and regulations has resulted in new restrictions for these third-party cookies and significant demand for cookie-less identity resolution and targeting. As marketers continue to seek access to more granular and accurate data, we believe they will also increasingly need advanced advertising solutions that are privacy-centric, tied to opted-in platforms and first-party data.

Market Opportunity

We believe there is a significant market opportunity to provide marketers with data-driven advertising solutions to extend their audience reach, measure actual outcomes and increase return on advertising spend. We estimate that our current addressable market in the U.S. is $35 billion, consisting of near $15 billion of U.S. CTV advertising spending (according to eMarketer as of 2021), $12 billion of U.S. third-party audience data spending (according to the Interactive Advertising Bureau as of 2020), and $8 billion of U.S. data activation solutions spending (according to the Interactive Advertising Bureau as of 2020). Looking forward, CTV advertising spend is projected to grow to $30 billion in the United States in 2025, according to eMarketer. We believe this shift in advertising spend to CTV will also be accompanied by significant growth in the demand for analytics and identify solutions. Our massive datasets, household identity capabilities, neutral and independent position in the ecosystem and a privacy-first approach position us well to capitalize on future market opportunities.

Our Value Proposition

Our platform provides a strong value proposition to each of the constituents we serve, addressing a number of their key pain points. Some of the benefits we offer include:

Brands and Agencies

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Single view of Consumer. By combining our first-party data and third-party data with a marketer’s data, we help brands and agencies to better understand how their consumers engage with content and advertisements across devices in the household. This single view of the household provides our customer with greater visibility into campaign reach and effectiveness against an addressable audience, allowing more relevant and personalized advertising, and de-risks the potential for household redundancy or over-exposure.

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Higher ROAS. Leveraging our data and analytics, our customers use our platform to consistently reach the right audience with the right frequency, driving higher return on advertising spend (ROAS) by connecting ad exposure to business outcomes, with attribution to specific marketing investments or tactics.

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Flexible Delivery Model. We offer a flexible delivery model that solves for a client’s requirements. Customers that lack sufficient internal advertising resources or desire additional support can use our managed services, in which we plan, execute, and measure the campaign for them. Customers with established technical capabilities can integrate our data directly into their existing infrastructure to manage their advertising campaigns.

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Large, Unbiased Data Provider. Because we are not trying to sell our own advertising inventory, and because we allow household level insights, we eliminate the lack of transparency and bias inherent in walled garden platforms. We believe our customers view us as a trusted and independent partner.

Publishers

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Advanced Inventory Packages. We serve as an identity and data partner that offers advanced inventory packages across CTV and digital media, providing publishers insights on their audiences across the content that they control. Our identity solutions enable publishers to make their advertising inventory addressable, leading to more targeted advertisements, increased performance and higher CPMs. For example, we offer customers a 1:1 identity solution that matches the customer’s identifiers with our data, and in turn allows publishers to command a higher value for their inventory.

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Greater Reach. As publishers move from a single channel to a multi-channel environment, they increasingly need to integrate linear and digital inventory in a single package for marketers. Through PMPs and advanced audience discovery, publishers use our platform to provide a more cohesive inventory set attractive to a broader set of advertising partners.

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Validated Third-party Measurement. Publishers and marketers use our platform to provide measurement solutions that can independently measure the effectiveness of an advertising campaign across the consumer journey.

Content Programmers and Measurement and Advertising Vendors

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Accurate, Device-level Viewership Data. Our data is not derived from surveys; it is real-time viewership information collected directly from millions of devices, providing accurate insight into actual consumer viewership behavior.

OEMs

We have deep relationships with TV OEMs. Our content ID technology is currently integrated into models of CTVs sold by these OEMs in various countries under 24 brand names.

Historically, these TV OEMs only earned revenue from televisions at the point of sale. Due to a highly competitive marketplace, their margins on device sales have generally declined in recent years, even though they must continue to invest in new and unique features to avoid commoditization. By partnering with us, TV OEMs are able to unlock value in data we collect through the use of their TVs by consumers without incurring the expense of managing an entire data business. Key benefits we offer our OEM partners include providing a new higher margin revenue stream, an ability to deliver personalized viewing experiences for consumers, consumer insights for data-driven product planning, and improved monetization of the OEM’s owned and operated advertising inventory. Additionally, TV OEM partners are able to rely on our consent management tools for compliance with privacy standards and regulations.

Our Strengths

We believe the following capabilities and attributes reflect our strengths and provide us with a long-term competitive advantage:

Large and Growing First-party Dataset. We have created a large source of first-party TV data. We track approximately one billion monthly hours of CTV viewership across all types of content on the TV screen including linear broadcast and OTT, streaming and video games. Our data platform is built on a foundation of user consent, from opted-in consumers, putting privacy first in our technology.

Neutral Position in the Ecosystem. We are a neutral and independent data provider and empowering our customers with an alternative to the world’s largest walled gardens. We believe we are a partner of choice because we do not compete with our customers, and are platform agnostic, allowing marketers’ greater flexibility in where they activate our viewership-based audience segments.

Machine-learning Driven Tech Stack. We apply artificial intelligence and machine learning technology to our vast dataset to capture real-time audience insights. Our technical architecture is scalable and, we believe, capable of capturing content more efficiently than any competitive platform. Our machine learning capabilities are also enabling us to improve the viewing experience for consumers through personalization and optimized picture quality.

Multiple Product Offerings Leveraging Our Dataset. We have a well-designed business model that enables us to monetize our data assets in multiple ways. Through our Audience and Data products, our customers are able to carry out their complete marketing lifecycle by planning, measuring, executing and optimizing their campaigns in a single platform. As our proprietary dataset continues to scale, we expect customers to increase utilization of, and the number of tasks performed on, our platform, resulting in increased revenue to us.

Privacy-centric Dataset. We utilize a persistent household identifier for our 100% opt-in viewership data. This identifier allows us to match our data with our customer’s first party data, as well as with all of the various identifiers used in the advertising ecosystem. As a result, our products are less impacted by changes in laws, regulations or technology aimed at curtailing less transparent actors.

Loyal Customer Base. Our platform is used by many of the world’s largest brands, agencies, content programmers, publishers and measurement and advertising platforms, to better plan, buy and measure their TV and digital advertising campaigns. Our customers typically grow their use of our platform over time. For the twelve months ended September 30, 2021, December 31, 2020, and December 31, 2019, we were able to drive net dollar retention(1) of 114%, 95% and 93%, respectively.

Founder-led and Culture-focused Management team. We are led by Ashwin Navin, who founded Samba TV in 2008 with the global vision to create the best TV viewing experience for consumers. We have a strong management team with deep and extensive experience across digital marketing, media and software companies. Our success is made possible by a firm focus on culture, which allows us to attract and retain talent.

Our Growth Strategy

We believe we are in the early stage of our growth and that we are at an inflection point in the advertising industry. We intend to capitalize on our competitive positioning to pursue several long-term growth strategies:

Expand the Customer Base by Investing in Sales and Marketing. We aim to increase our customer base by continuing to expand our sales and marketing capabilities, team members and partners. We will continue to invest significant resources in our sales and marketing activities, which we believe will help us sell our solutions to new clients and also enhance our brand awareness across the ecosystem.

Increase Our Share of Our Customers’ Advertising Spend. We aim to continue to grow the adoption of our solutions with our existing customers through increased advertising spend on our platform. We believe many marketers are in the early stages of allocating a greater percentage of their advertising budgets to programmatic channels and CTV, and that we are well positioned to capture additional advertising spend. Given our comprehensive product portfolio, we believe we can cross-sell additional or new solutions to provide end-to-end coverage to more clients.

Activate Additional International Markets. We have a proven and growing global reach, with over 100 countries where Samba embedded TVs are deployed. Our products are generating revenue in six countries, and we have entered into customer agreements to generate revenue in two additional countries. We believe there is growing demand for our solutions internationally and we aim to continue activating in new markets.

Continue To Invest In New Solutions for Our Customers. We intend to continue to make investments in our platform and introduce new technology and products to further differentiate our offerings. For example, in June 2021, we launched a global real-time TV viewership dashboard, an interactive TV analytics dashboard featuring geographic and demographic analysis of viewership in real-time across the world, starting with four of the largest media markets: the U.S., U.K., Germany and Australia. Additionally, for marketers, we intend to deepen and expand our AI capabilities to improve targeting and measurement while providing deep integrations and workflow automation within the advertising ecosystem. For consumers, we continue to enhance the TV viewing experience. For example, in early 2021 we demonstrated Picture Perfect, an edge AI feature that automatically adjusts settings such as brightness, color, refresh rate, among other features, based on the content playing on the screen in real time.

Pursue Opportunistic M&A. Our management team has a strong track record of successfully identifying, evaluating, executing and integrating strategic acquisitions. We have successfully completed four acquisitions since 2015. We maintain an active pipeline of potential M&A targets and intend to continue

(1)

Net Dollar Retention reflects changes in our customers’ revenue across two twelve-month periods. The denominator is total revenue from all customers in the earlier twelve-month period; the numerator is total revenue from those same customers in the later twelve-month period. For purposes of this calculation, we consider the customer to be the billing entity with whom we directly transact. In our Audience products, for managed service offerings and for programmatic offerings where the advertising buyer is our direct customer (“Programmatic Media – Audience Segments”), the billing entity is the end-customer. In our Audience products, for programmatic offerings where we directly transact with the third-party media buying platform (“Programmatic Media –Marketplaces”), the billing entity is the platform that processes transactions for the end-customers. For the nine months ending September 30, 2021, and the twelve month periods ending December 31, 2020 and 2019, revenue attributable to Programmatic Media—Marketplaces comprised 19%, 15% and 20%, respectively, of total revenue for those periods. In our Data products, the billing entity is the end-customer.

evaluating add-on opportunities to bolster our current solutions suite, strengthen our platform and complement our organic growth initiatives.

Our Technology & Platform

Samba-enabled CTV
ContentID
3rd Party
Viewing Data
STB
Samba Identity
Samba's First Party & Proprietary Data
Viewership Data Set
Ad Exposure Data Set
First Party
Customer Data
Data Products
Audience Products
Managed Services
& Samba Identity
Ecosystem With
Partners & Customers
CTV
Tablets
Smartphones
Laptops
Desktops

Samba-Enabled CTVs

Once a consumer enables our software on their CTV, our content identification software analyzes the images on the screen to determine the content using ACR, edge AI and watermarks.

Content ID

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Automatic Content Recognition. Our ACR technology applies a highly specialized algorithm to content provided to us by content owners or captured by us (or by third parties on our behalf) from linear television and streaming services. This algorithm generates unique alpha-numeric codes known as “fingerprints.” To these reference fingerprints, we append metadata (e.g., the name of the show, the episode, the advertisement, etc.) provided by the content owner or licensed from third parties, and store that information in our proprietary fingerprint database. On the CTV, for consumers who have opted-in to data collection, our software processes the video signal displayed on the screen using the same fingerprint algorithm used to create the fingerprint database. Those fingerprints are then automatically transmitted to our servers, where they are matched to the information in our fingerprint database to identify the content. We operate our own content recognition servers and leverage infrastructure provided by leading cloud services providers. Our content recognition technology is highly scalable and capable of processing every second of video from tens of millions of devices.

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Edge AI and Watermarks. To recognize dynamic content—such as live sports and video games—for which reference fingerprints cannot be created, we use our artificial intelligence technology to process the video stream through machine learning models. Our content ID software can also identify content by reading watermarks, which are digital signals embedded in the video stream.

3rd Party Viewing Data

We complement the data we collect directly from CTVs with viewership data we license from leading cable television providers, their partners or distributors.

Samba Identity

We then use our identity resolution capabilities to combine and deduplicate the combined data into viewership and advertising exposure data sets. Viewership data consists of movies, TV shows, and live broadcasts watched, and video games played. Advertising exposure data consists of advertisements displayed.

Because our viewership and ad exposure data are linked to unique persistent identifiers associated with the CTV or set-top-box and to the device’s IP address, we are able to match our data to other first-party data sets as well as leverage all of the common identifiers used in the industry for identity resolution. We use our proprietary algorithms to organize our customer’s first-party data, as well as match their data to our dataset, in furtherance of our planning, measurement, and activation solutions. We also integrate with third-party matchers to make our data actionable in a variety of advertising platforms.

We use this data to create our Audience and Data products. Our Audience products include audience segments that our customers use to run targeted advertising campaigns. Our Data products include data feeds, dashboards, and measurement reports that our customers use to plan and analyze advertising campaigns. As described further below, we offer these products as a turnkey managed services offering, or as discrete products based on the customer’s needs.

Use Cases

We use these datasets and identity resolution capabilities to provide marketers and their agency partners with a unique combination of advertising media activation bundled with audience targeting, measurement, optimization, and custom research. Examples of our fully managed services include:

•	We helped a leading airline quantify the relative effectiveness of its advertising campaigns. We analyzed our advertising exposure dataset to identify households that had seen the airline’s ads (on linear and CTV), and we applied tracking pixels to the airline’s digital ads. We then used our identity resolution capabilities to compare those ad impressions to the airline’s website visitation data to determine which ads drove visitors to the site, and which resulted in ticket bookings. We then provided the airline a dashboard that quantified the conversion rates for each of their CTV, desktop, tablet, mobile and linear TV campaigns.

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We helped a home security brand reach new customers. The brand recognized that its linear TV campaign, despite being extensive, was hitting the same limited group of viewers over and over again. We analyzed our advertising exposure dataset to build custom audience segments of households that had not been exposed to the brand’s linear TV advertisements. We used those segments to target those households with a CTV campaign.

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We helped an insurance company build brand awareness. We identified households that had been exposed to the brand’s linear TV campaigns to build custom audience segments that we used for retargeting those customers on digital mediums and CTV. Using our identity resolution capabilities, we partnered with a brand research vendor to connect advertising exposure to consumer perceptions and quantify the effectiveness of this cross-channel tactic at increasing brand awareness.

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We helped a restaurant chain compete with its rivals. We analyzed our advertising exposure dataset to build custom audience segments of households that had seen the rival’s advertisements, which we used for the restaurant chain’s digital and CTV ad campaign.

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We helped a TV programmer understand its viewing audience. We analyzed our viewership data to quantify household views of a particular TV show not only when it first aired, but also for rebroadcasts and DVR playbacks over the subsequent months.

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We helped an OTT streaming TV programmer understand the effectiveness of its advertising campaigns. We analyzed our advertising exposure dataset to identify households that had seen the TV programmer’s ads (on linear and CTV) and we applied tracking pixels to ads promoting the streaming TV programmer’s new original TV show. We then used our identity resolution capabilities to compare those ad impressions to households that tuned-in to view that show. We then provided the streaming TV programmer a detailed report that quantified the tune-in conversion rates for each of their CTV, desktop, tablet, mobile and linear TV campaigns.

We make various pieces of our fully managed services available as separate products. We process our viewership and advertising exposure data through our proprietary machine learning models to create “standard” audience segments. We then combine our audience segments with advertising inventory on devices such as CTV, mobile devices, tablets, desktop computers, and game consoles from select publishers to create pre-filtered, real-time bidding-based private marketplaces (PMPs). Our customers purchase advertising in these PMPs, where their match rate risk is reduced because inventory that does not correspond to their desired audience segment has already been filtered out. In a more hands-off approach, we make our standard audience segments available for use by marketers on third-party platforms such as DSPs, SSPs and DMPs, as well as walled gardens such as social media advertising platforms. Our customers typically activate their campaigns against these segments on the third-party platform without our involvement.

Customers can also analyze our viewership and ad exposure data themselves by licensing a daily feed of one or both of those datasets. We provide these feeds via secure data transfer using leading cloud-based providers such as Amazon S3 and Google Cloud. As one example, one of our advertising vendor customers analyzes point-of-sale transactions for consumer packaged goods brands; they combine that point of sale data with our ad exposure data to determine the effectiveness of a brand’s linear and CTV advertising campaigns at driving in-store traffic.

Privacy

We believe consumer privacy rights are universal, and that protecting consumer privacy is an obligation of every company. We do not see privacy and targeted advertising as mutually exclusive; rather, we support strong privacy regulations that enable the advertising supported content consumers demand.

From the beginning, addressing consumer privacy has been a non-negotiable requirement of our partnerships with OEMs, marketers and brands. As a result, our data collection through our software has always been based on opt-in user consent. In 2018, we provided rights granted by the GDPR in Europe to all of our consumers globally. Similarly in 2020, we globally extended these rights to include rights mandated by the CCPA. We recently introduced Privacy Manager, a consent management platform that implements the Interactive Advertising Bureau’s Transparency and Consent Framework (TCF) on CTVs. Maintaining user trust is one of our core values

Opt-in Workflow and User Controls

Consumers have the choice to enable our CTV Services. CTVs with our software embedded are shipped with our services disabled. Our services are only be enabled if the consumer so chooses through an affirmative action.

Consumers can change their choices at any time through the CTV’s settings menu. All of our OEM integrations have provided the user with comprehensive privacy controls, including allowing the consumer to enable or disable the collection of viewership information at any time, opt out of the sale of personal data. Our consent workflow and consumer privacy controls have been certified as compliant under GDPR by e-Privacy, and as compliant under COPPA by Privo. E-privacy and Privo are independent consulting firms specializing in GDPR and COPPA compliance, respectively. Privo’s determination has provided Samba with COPPA Safe Harbor Status.

Privacy Manager

In early 2021, we introduced Samba TV Privacy Manager, which is being rolled out in partnership with our OEM partners. Privacy Manager offers data protection solutions anchored in industry standards and formulated with TV manufacturers, industry governing bodies, and relevant governmental authorities. By incorporating the Interactive Advertising Bureau TCF, Privacy Manager brings to CTVs the granular controls common on laptop/mobile interfaces to CTVs. The easy-to-use interface is accessible within the TV’s settings menu and allows the consumer to control their data sharing at the specific partner level. In addition to the privacy controls already present, Privacy Manager addresses the issue of filling compliance gaps with third-party CTV advertising by integrating the Interactive Advertising Bureau TCF with world-wide TV platforms and making that framework available to publishers and advertising vendors.

Our Customers

Our customers consist of brands, agencies, content programmers, publishers and measurement and advertising vendors.

Many of the advertising agencies that we work with are owned by holding companies, where decision-making is generally highly decentralized such that purchasing decisions are made, and relationships with marketers are located, at the agency, local branch or division level. Accordingly, branches and divisions of a customer are not considered distinct customers unless we have a direct billing relationship with that branch of agency. We contract with our customers either through licensing and service agreements or insertion orders. For Data products, our agreements typically have a 12-month term with autorenewal provisions. For Audience agreements, insertion orders are generally terminable at any time by the customer upon specified notice periods, typically ranging from two to 14 days, without penalty.

Sales and Marketing

We sell our Audience and Data products through a direct sales team focused on business development across all markets, including sales to new customers and revenue growth within existing customers. Generally, we align individual salespersons with specific customer accounts and verticals. We provide dedicated customer support and work with customers as they set up and optimize their campaigns, assist with delivery against key performance indicators and goals, and provide post-campaign support and recommendations.

Our marketing efforts are focused on increasing awareness and consideration for our brand, executing thought-leadership initiatives, participating in industry events, creating comprehensive sales support materials and generating new customer leads. We seek to accomplish these objectives by presenting at industry conferences, hosting customer conferences, publishing white papers and research, public relations activities, advertising campaigns and social media presence.

Competition

Our industry is highly competitive and fragmented. We expect advertising spend to continue to shift from linear TV to CTV, and as such we expect new competition to continue to intensify for viewership and for advertising spend. In this respect, we compete against CTV offerings, such as Samsung, LG and Vizio, as well as connected devices such as Roku, Google’s Chromecast, Amazon Fire TV and Apple TV. We compete for advertising spend with these competitors as well as with OTT streaming services such as Hulu and YouTube TV, as such services are able to monetize across a variety of devices and consumers may engage with their content through devices other than TVs. We also compete with other measurement and analytics providers, and managed services providers. Our competitors may offer more attractive alternatives to attract and retain marketers, such as larger audiences or better advertising formats. In addition, any of our TV OEM partners may elect to create their own ACR software offering and terminate their relationship with us.

We believe our long history and time in the market with customers has given us significant advantages in terms of platform development and expertise, as well as a long development lead ahead of new entrants. We compete primarily based on the performance of campaigns running on our platform, capabilities of our platform, our identity resolution capabilities, our omnichannel capabilities, our advanced data analytics and reporting capabilities and the perceived value marketers obtain from us relative to the cost of our solutions.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights.

We have invested in a patent program to identify and protect our strategic intellectual property. As of September 30, 2021, we owned 47 issued patents and 14 pending, allowed or published but not yet issued patent applications in the United States and in foreign jurisdictions. We cannot be certain that our patent applications will be issued or that any issued patents will provide us with any competitive advantage or will not be challenged by third parties. Our issued U.S. patents begin to expire in 2029. We will continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies.

We own and utilize the trade name “Samba TV” and the Samba TV logo and trademark on all of our products. We believe that having distinctive marks that are registered and readily identifiable is an important factor in identifying our brand. As of September 30, 2021, we held seven registered trademarks in the United States and 31 registered trademarks in foreign jurisdictions. We also have common law rights in some trademarks and pending trademark applications in foreign jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.samba.tv.

In addition to the foregoing protections, we generally control access to, and use of, our proprietary and other confidential information, through the use of internal and external controls, including contractual protections with employees, brands, agencies, publishers, and others. We often rely on licenses of intellectual property for use in our business. If we fail to protect and enforce our intellectual property rights adequately, our competitors might gain access to our technology, we may not receive any return on the resources expended to create or acquire the intellectual property or generate any competitive advantage based on it, and our brand, business, financial condition and results of operations may be harmed. See the section titled “Risk Factors—Risks Related to Intellectual Property” for more information.

Government Oversight, Regulation and Privacy Practices

We are subject to a variety of U.S. federal and state laws that are central to our business, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations may involve privacy, data protection, data security, content regulation, intellectual property, competition, consumer protection, payment processing, environmental matters, taxation and other subjects. These laws and regulations could require burdensome disclosure to consumers or visitors to our website and restrict our ability to use or share consumer information. Further, these laws and regulations are often complex, sometimes contradict other laws, and are frequently evolving. Laws and regulations may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business.

The regulatory framework for data protection, privacy and information security is evolving rapidly. For example, the CCPA went into effect on January 1, 2020. The CCPA requires covered companies to, among other things, provide disclosures to California consumers and afford such consumers abilities to opt-out of certain sales of personal information. Additionally, a new privacy law that significantly modifies the CCPA, the CPRA, was passed by California voters in November 2020, and will go into effect on January 1, 2023. Aspects of the CCPA, the CPRA and other laws and regulations relating to data protection, privacy, and information security, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. Foreign data protection, privacy, consumer protection, content regulation and other laws and regulations, such as the GDPR in the European Union, are often more restrictive or burdensome than those in the United States. The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States. The CCPA has already prompted a number of proposals for federal and state privacy legislation that, if passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

Violation of future regulatory orders, settlements or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our business, financial condition and results of operations. For additional information, see the section titled “Risk Factors—Regulatory, Legal and Tax-Related Risks” and “Risk Factors—Risks Related to Cybersecurity, Reliability and Data Privacy.”

Human Capital

As of September 30, 2021, we had 262 employees, including 59 employees employed outside of the United States. We also engage contractors and consultants. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We have not experienced any work stoppages due to employee disputes, and we consider our relationship with our employees to be good. In our efforts to manage our human capital, we seek to identify, attract and retain employees who are aligned with and will help us progress towards our mission, and we aim to provide competitive compensation.

Facilities

Our corporate headquarters is located in San Francisco, California, and consists of approximately 30,000 square feet of office space pursuant to a lease that expires in February 2023. We also lease additional corporate facilities and co-working spaces in Amsterdam, London, Taipei and Warsaw, as well as in Atlanta,

Georgia; Austin, Texas; Chicago, Illinois; Detroit, Michigan; Incline Village, Nevada; Los Angeles, California; and New York, New York.

We lease all of our facilities and do not own any real property. We believe that our existing facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available as and when needed.

Legal Proceedings

We are currently, and in the future may continue to be, subject to litigation, claims and assertions incidental to our business, including patent infringement litigation, as well as other litigation of a non-material nature in the ordinary course of business. We believe that the outcome of any existing litigation, either individually or in the aggregate, will not have a material impact on our business, financial condition, results of operations or cash flows.

Alphonso Inc. v. Samba TV, Inc.

On August 8, 2018, Alphonso filed a complaint in the United States District Court for the District of Delaware against us alleging infringement of two of Alphonso’s patents, and seeking damages and a permanent injunction barring us from selling infringing products. Alphonso additionally asserted a claim under Section 43(a) of the Lanham Act, 15 U.S.C. § 1125(a), alleging false advertising by us and seeking damages and a permanent injunction barring us from making false and/or misleading representations about our commercial activities or business relationship with Sharp and/or HiSense. On October 1, 2018, we filed our answer and counterclaim, denying all allegations and asserting a claim under Section 43(a) of the Lanham Act, 15 U.S.C. § 1125(a), alleging false advertising by Alphonso. On June 26, 2019, the Court granted our motion to invalidate one of Alphonso’s patents (U.S. Patent No. 9,838,755), finding that the patent was patent ineligible under 35 U.S.C. § 101. As a consequence, Alphonso stayed all claims in order to appeal the Court’s ruling under F.R.C.P. 54(b). Briefing on the appeal was completed in April 2020; oral argument took place in August 2020. In September 2020, the Federal Circuit summarily affirmed the finding that the first patent was patent ineligible. In January 2021, the district court lifted the stay of the case as to the remaining patent (U.S. Patent No. 8,677,384) and false advertising claims. A jury trial on the matter is currently set for October 2022. On August 30, 2021, the Court stayed the case pending the Court’s resolution of our motion for judgment on the pleadings as to the ’384 patent.

Roku, Inc. v. Samba TV, Inc.

On October 17, 2018, Gracenote Inc. filed a complaint against us in the United States District Court for the District of Delaware, alleging that we had infringed and continue to infringe four of Gracenote’s patents and seeking damages and a permanent injunction barring us from selling infringing products. On December 11, 2019, the district court denied our motion to dismiss the case for patent ineligibility. In April 2020, the district court granted the parties’ request to stay the case due to COVID-related discovery challenges. In parallel, in December 2019, we requested inter-partes review (IPR) of the four patents at issue by the Patent Trial and Appeal Board of the USPTO. On June 5, 2020 the USPTO denied IPR institution with regard to three of the patents, and on June 17, 2020 instituted IPR on seven claims of the fourth (U.S. Patent No. 8,171,030). In response, Gracenote agreed to cancel five of the asserted claims in that patent and sought to add a new amended claim. In June 2021, the PTAB issued a final written decision (i) confirming Gracenote’s decision to cancel five of the claims at issue, (ii) denying Gracenote’s motion to amend to add a new claim and (iii) determining that the remaining two asserted claims were not proven to be unpatentable. The district court case resumed in July 2021. During the stay, Gracenote transferred its ACR business and each of the asserted patents to Roku. Accordingly, Roku replaced Gracenote as plaintiff. Roku filed an amended complaint in September 2021, removing its infringement allegations as to the ’030 patent and U.S. Patent No. 9,407,962, adding infringement allegations as to U.S. Patent No. 10,977,307, and seeking damages and a permanent injunction barring us from selling infringing products. Roku’s infringement contentions were served at the end of August 2021. On December 17, 2021, the Court granted the parties’ request to stay the case for ninety days. The parties will propose a new schedule to the Court following the expiration of the stay.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of December 31, 2021:

Name	Age	Position(s)
Executive Officers
Ashwin Navin	44	Chief Executive Officer and Director
Robert Coon	45	Chief Revenue Officer
Michael Farrow	54	Chief Financial Officer
Alvir Navin	43	Chief Operating Officer and Director
Charley Lanusse	52	Chief Technology Officer
Maulik Shah	42	General Counsel

Non-Employee Directors
Howard Hartenbaum(1), (3)	55	Director
Divya Ghatak(2)	51	Director
Jeremi Gorman(2), (3)	44	Director
Jon Kirchner(1), (2)	54	Director
V. Sue Molina(1), (3)	73	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and corporate governance committee

Executive Officers

Ashwin Navin. Mr. Ashwin Navin co-founded Samba TV and has served as our Chief Executive Officer, Co-Founder and as a member of our board of directors since November 2008. He holds a dual B.A. in Government and Economics from Claremont McKenna College.

We believe Mr. Ashwin Navin is qualified to serve on our board of directors because he has a strong background in finance and because of his experience working with startup and technology companies.

Robert Coon. Mr. Coon has served as our Chief Revenue Officer since December 2021. Previously, he was employed at Amazon.com, Inc. from January 2009 to December 2021, including as the Head of Grocery Advertising Sales from April 2021 to December 2021, as the Head of Hospitality Advertising from May 2019 to April 2021 and as the Global Head of Product Sales from March 2015 to May 2019. Mr. Coon holds a B.S. in Business Administration from the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill.

Michael Farrow. Mr. Farrow has served as our Chief Financial Officer since September 2019. Previously, he was employed at Vendini, serving as Chief Financial Officer from October 2016 to September 2019, and at CloudMade, serving as Chief Financial Officer from May 2011 to December 2016. Mr. Farrow holds an MBA from the University of Southern California Marshall School of Business and a B.S. in Finance from the University of Arizona.

Alvir Navin. Mr. Alvir Navin co-founded Samba TV and has served as our Chief Operating Officer since June 2021 and on our board of directors since May 2021, as Senior Vice President of Operations from December 2016 through June 2021, and as our Vice President of Client Services from 2008 to December 2016. He was also an early employee of BitTorrent Inc., where he served as a Director, Content Services. Mr. Alvir Navin attended the University of California, Davis to pursue a B.A. in Philosophy & Religious Studies. Mr. Alvir Navin chose to exit university early to pursue a career in the entertainment industry.

We believe Mr. Alvir Navin is qualified to serve on our board of directors because he has a strong background in client services, entertainment, digital media, the advertising ecosystem and organizational operations.

Charley Lanusse. Mr. Lanusse has served as our Chief Technology Officer since August 2021, and served as our Vice President of Engineering from January 2018 to August 2021, as a Senior Director of Product Management from February 2017 to January 2018, as Chief of Staff of Engineering from April 2016 to February 2017 and as a Principal Software Engineer from March 2016 to April 2016.

Maulik Shah. Mr. Shah has served as our General Counsel since February 2021. Previously, he served as our Head of Legal from November 2020 to February 2021 and as an Associate General Counsel from September 2019 through October 2020. Prior to that, Mr. Shah was employed at PricewaterhouseCoopers as a Director in the Office of the General Counsel from October 2018 to September 2019, at Auris Health, Inc. as Senior IP Transactions Counsel from July 2017 to October 2018, at Adobe Systems, Inc. as Legal Counsel from June 2016 to July 2017, and as an Associate at Arnold & Porter LLP from April 2011 to June 2016. Mr. Shah holds a J.D. from Harvard Law School, an M.S. in Aeronautical and Astronautical Engineering from Stanford University, and a B.S. in Mechanical Engineering from Yale University.

Non-Employee Directors

Howard Hartenbaum. Mr. Hartenbaum has served on our board of directors since December 2018. Mr. Hartenbaum has served as general partner of August Capital, a venture capital firm, since May 2008. Prior to August Capital, Mr. Hartenbaum served in various executive, engineering, and financial positions, including general partner at Draper Richards LP, an investment firm. Mr. Hartenbaum holds a B.S. in Mechanical Engineering from the Massachusetts Institute of Technology.

We believe Mr. Hartenbaum is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Divya Ghatak. Ms. Ghatak has served on our board of directors since June 2021. She has served as the Chief People Officer of SentinelOne, Inc., a cybersecurity company, since August 2019. Previously, she led HR globally as Vice President, People at Nevro Corp., a global medical technology company, from April 2017 to June 2019, and she served as Chief People Officer at GoodData Corporation, a data analytics software company, from January 2014 to March 2017. Ms. Ghatak holds a B.A. in Economics from Delhi University in India and an M.A. in Personnel Management and Industrial Relations from the Tata Institute of Social Sciences in India.

We believe Ms. Ghatak is qualified to serve on our board of directors because she has a proven expertise in helping companies of our size grow and manage talent.

Jeremi Gorman. Ms. Gorman has served on our board of directors since January 2021. She also served as Chief Business Officer at Snap Inc. since November 2018. Previously, Ms. Gorman was employed at Amazon.com, Inc., serving as Head of Global Field Advertising Sales, Amazon Advertising, from June 2018 to November 2018, as Head of Field Advertising Sales, United States, from April 2015 to June 2018, and as Head of Entertainment Advertising Sales from April 2012 to April 2015. Ms. Gorman holds a B.A. in Sociology from the University of California, Los Angeles.

We believe Ms. Gorman is qualified to serve on our board of directors because of her strong background in sales and because of her extensive experience working with technology companies.

Jon Kirchner. Mr. Kirchner has served on our board of directors since July 2012. He has served as the Chief Executive Officer of Xperi Corporation since June 2017 and as director at Xperi Holding Corporation since June 2020. Previously, Mr. Kirchner was President of Xperi Corporation following the completion of the acquisition of DTS in December 2016. At DTS, he served as the company’s Chief Executive Officer from 2001 until the acquisition and chairman of the company’s board of directors from 2010 until the acquisition. Mr. Kirchner holds a B.A. in Economics from Claremont McKenna College.

We believe Mr. Kirchner is qualified to serve on our board of directors because he has a strong background in technology and because he has been a leader in the technology space for over 17 years.

V. Sue Molina. Ms. Molina has served on our board of directors since November 2021. Previously, she served on the boards of directors of Xperi Corporation from February 2018 to May 2020 and DTS, Inc. from January 2008 to October 2016. Ms. Molina worked in public accounting for 27 years. From 1997 until May 2004, Ms. Molina was a tax partner at Deloitte, an international accounting firm, and prior to joining Deloitte, she was a tax partner at EY, an international accounting firm, where she was employed for 20 years. Ms. Molina holds a B.S. in Business Administration and an M.S. in Accounting from the University of Arizona.

We believe that Ms. Molina is qualified to serve as a member of our board of directors because of her extensive accounting and financial expertise, her experience in advising boards and her past service on boards of public companies.

Family Relationships

Mr. Ashwin Navin and Mr. Alvir Navin, each an executive officer and director, are brothers. There are no other familial relationships among any of our executive officers listed above or directors.

Code of Business Conduct and Ethics

Our board of directors intends to adopt a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as our contractors, consultants and agents. Following this offering, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website at www.samba.tv. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above, or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven directors. Pursuant to our current certificate of incorporation and voting agreement, our current directors were elected as follows:

•	Messrs. Ashwin Navin and Alvir Navin were elected as the designees nominated by holders of our common stock;

•	Mr. Hartenbaum was nominated as the designee nominated by holders of a majority of our Series A preferred stock; and

•

Mr. Kirchner and Mses. Gorman, Ghatak and Molina were the designees nominated by holders of a majority of our common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock.

Our voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our certificate of incorporation and bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board

We intend to adopt an amended and restated certificate of incorporation that will be in effect upon the closing of this offering. Our certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Ashwin Navin and Kirchner, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be Ms. Molina and Messrs. Hartenbaum and Alvir Navin, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be Mses. Ghatak and Gorman, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors with staggered three-year terms may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws.”

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Hartenbaum and Kirchner and Mses. Ghatak, Gorman and Molina, representing five of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until the earlier of their resignation or removal by our board of directors in its discretion.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be Ms. Molina and Messrs. Hartenbaum and Kirchner, with Ms. Molina serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of the New York Stock Exchange applicable to audit committee members. Each member of our audit committee also meets the financial literacy requirements of the listing standards of the New York Stock Exchange. In addition, our board of directors has determined that Ms. Molina is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following completion of this offering, our audit committee will, among other things:

•	select, retain, compensate, evaluate, oversee and, where appropriate, terminate our independent registered public accounting firm;

•	review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;

•	evaluate the independence and qualifications of our independent registered public accounting firm;

•	review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;

•	review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;

•	discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;

•	oversee the design, implementation and performance of our internal audit function, if any;

•	set hiring policies with regard to the hiring of employees and former employees of our independent auditor and oversee compliance with such policies;

•	review, approve and monitor related party transactions;

•

adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•	review and discuss with management and our independent auditor the adequacy and effectiveness of our legal, regulatory and ethical compliance programs; and

•	review and discuss with management and our independent auditor our guidelines and policies to identify, monitor and address enterprise risks.

Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will Mses. Ghatak and Gorman and Mr. Kirchner, with Ms. Ghatak serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of the New York Stock Exchange applicable to compensation committee members. Following completion of this offering, our compensation committee will, among other things:

•	review, approve or make recommendations to our board of directors regarding the compensation for our executive officers, including our chief executive officer;

•	review, approve and administer our incentive arrangements and equity incentive plans;

•	establish and review the compensation plans and programs of our employees; and

•	approve or make recommendations to our board of directors regarding any clawback policy.

Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be Mr. Hartenbaum and Mses. Gorman and Molina, with Mr. Hartenbaum serving as chairperson, each of whom meets the requirements for independence under the listing standards of the New York Stock Exchange. Following completion of this offering, our nominating and corporate governance committee will, among other things:

•	review and assess and make recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members;

•	identify, evaluate, select or make recommendations to our board of directors regarding nominees for election to our board of directors;

•	develop policies and procedures for considering stockholder nominees for election to our board of directors;

•	review our succession planning process for our chief executive officer and any other members of our executive management team;

•	review and make recommendations to our board of directors regarding the composition, organization and governance our board of directors and its committees;

•	make recommendations to our board of directors regarding non-employee director compensation;

•	review and make recommendations to our board directors regarding our corporate governance guidelines and corporate governance framework;

•	oversee director orientation for new directors and continuing education for our directors;

•	oversee the evaluation of the performance of our board of directors and its committees;

•	monitor compliance with any stock ownership guidelines;

•

review and monitor compliance with our code of business conduct and ethics, and review conflicts of interest of our board members and officers other than related party transactions reviewed by our audit committee; and

•	administer policies and procedures for communications with the non-management members of our board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Mses. Ghatak and Gorman and Mr. Kirchner. None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

The table below sets forth information regarding the total compensation awarded to, earned by or paid to our non-employee directors for the year ended December 31, 2021 for their service on our board of directors. Ashwin Navin, Alvir Navin and David Harrison are members of our board of directors or were members of our board of directors for the year ended December 31, 2021, but they have not received any additional compensation for their service as directors in addition to the compensation they have received as employees. The compensation received by Ashwin Navin and Alvir Navin as employees is set forth in the section titled “Executive Compensation.” Mr. Harrison is currently a non-executive consultant and his compensation is set forth in the table below. Howard Hartenbaum did not receive any compensation for his service as a director for the year ended December 31, 2021. Jeremi Gorman, Divya Ghatak and V. Sue Molina were appointed to the board of directors in January, June and November of 2021, respectively.

Name	Option Awards ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
David Harrison	—	—	152,344	152,344
Jeremi Gorman	381,276	—	—	381,276
Divya Ghatak	521,184	—	—	521,184
V. Sue Molina	—	249,200	—	249,200

(1)

The amounts reported in the “Option Awards” column represent the aggregate grant-date fair value of the stock options granted to our directors in the year ending December 31, 2021, calculated in accordance with ASC Topic 718, rather than the amounts paid or realized by such directors. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)

The amounts reported in the “Stock Awards” column represent the aggregate grant-date fair value of the RSUs granted to our directors in the year ending December 31, 2021, calculated in accordance with ASC Topic 718, rather than the amounts realized by such directors. The assumptions used in calculating the grant-date fair value of the RSUs reported in this column are set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(3)

The amount in the “All Other Compensation” column for Mr. Harrison represents his base salary earned by him for his role as the Chief Technology Officer of the Company. He resigned as the Company’s Chief Technology Officer in September 2021.

The following table lists all outstanding equity awards held by non-employee directors serving during 2021 and Mr. Harrison as of December 31, 2021:

			Option Awards					Stock Awards
Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(3)
David Harrison	01/28/2020	01/01/2020	—		—	—	—	5,209	(4)(5)
Jon Kirchner	01/28/2020	02/28/2020	36,666	(6)	43,334	3.34	01/27/2030	—		—
Jeremi Gorman	01/22/2021	01/22/2021	24,475	(7)	82,325	3.57	01/21/2031	—		—
Divya Ghatak	06/03/2021	06/03/2021	13,350	(8)	93,450	4.88	06/02/2031	—		—
V. Sue Molina	12/22/2021	12/01/2021	—		—	—	—	15,575	(9)

(1)

The outstanding equity award listed in the table above for Mr. Kirchner was granted pursuant to our 2011 Plan, and the outstanding equity awards listed in the table above for Mr. Harrison, Ms. Gorman, Ms. Ghatak and Ms. Molina were granted pursuant to our 2020 Plan.

(2)	This column represents the option exercise price per share of our Class A common stock on the grant date, as determined by our board of directors.

(3)

The market price of our Class A common stock is based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(4)	This amount reflects shares acquired upon the early-exercise of an option that remain subject to vesting conditions and forfeiture.

(5)

The vesting conditions are satisfied, subject to Mr. Harrison’s continued role as a service provider to us, as to 1/48th of the total shares on February 1, 2020 with 1/48th of the total shares vesting monthly thereafter. If there is a change in control and if, within 12 months following such change in control, Mr. Harrison’s employment is terminated by us other than for cause, then, subject to Mr. Harrison’s timely execution and non-revocation of a release of claims in favor of us and our affiliates, all of the unvested shares subject to this award will become vested shares as of the effective date of Mr. Harrison’s termination.

(6)

The options held by Mr. Kirchner vest in monthly installments over four years, in each case subject to Mr. Kirchner’s continued service with us through each applicable vesting date. Mr. Kirchner’s unvested options will fully vest upon a change in control.

(7)

The options held by Ms. Gorman vest in monthly installments over four years, in each case subject to Ms. Gorman’s continued service with us through each applicable vesting date. Ms. Gorman’s unvested options will fully vest upon a change in control.

(8)

The options held by Ms. Ghatak vest in monthly installments over four years, in each case subject to Ms. Ghatak’s continued service with us through each applicable vesting date. Ms. Ghatak’s unvested options will fully vest upon a change in control.

(9)

The shares of our Class A common stock underlying this RSU will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition before the award’s expiration date. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) the first quarterly vesting date following expiration of the lock-up period related to this offering or (ii) an acquisition. The expiration date is ten years from the Grant Date. The RSUs vest, subject to Ms. Molina’s continued role as a service provider to us, as to one-half of the total shares on March 1, 2022 with the remaining shares vesting on June 1, 2022; provided, that any unvested RSUs will vested immediately prior to our first annual stockholder meeting following our initial public offering.

Outside Director Compensation Policy

In October 2021, our board of directors adopted our Outside Director Compensation Policy, or Director Compensation Policy, which will become effective upon our initial public offering.

Our Director Compensation Policy sets guidelines for the compensation of our non-employee directors for their service as director. The cash and equity components of our compensation policy for non-employee directors are set forth below:

Position	Annual Cash Retainer
Base Director Fee	$40,000
Lead Independent Director or Chair of Board Fee	$15,000
Additional Chairperson Fee
Chair of the Audit Committee	$20,000
Chair of the Compensation Committee	$15,000
Chair of the Nominating Committee	$10,000
Additional Committee Member Fee (excluding chairpersons)
Audit Committee	$10,000
Compensation Committee	$7,500
Nominating Committee	$5,000

Under our Director Compensation Policy, each non-employee director who served prior to its effective date will not receive an equity award until our first annual meeting that occurs after the director’s existing equity awards become fully vested. On the date of each annual meeting following the effective date of our Director Compensation Policy (subject to the eligibility guidelines referred to in the prior sentence), each non-employee director automatically will receive an annual award of restricted stock units having a value of $130,000. The annual award will vest in full on the earlier to occur of the one-year anniversary of its grant date or the date prior to the date of the annual meeting next occurring following the grant date.

Upon first becoming a non-employee director following our first annual meeting after the effective, each non-employee director automatically receives an initial award of restricted stock units covering a pro-rata portion of the $130,000 annual award to account for services between the start date and our next annual meeting. A non-employee director does not receive this initial award if the appointment occurs at an annual meeting. All equity awards under our Director Compensation Policy will accelerate and vest on a change in control.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law (DGCL). In addition, if the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, we expect to adopt amended and restated bylaws, which will become effective as of the closing of this offering, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the DGCL. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers (other than our principal executive officer), as of December 31, 2021, were:

•	Ashwin Navin, our Chief Executive Officer;

•	Michael Farrow, our Chief Financial Officer; and

•	Maulik Shah, our General Counsel.

Summary Compensation Table for Fiscal 2020 and Fiscal 2021

The following table sets forth information regarding the compensation awarded to, earned by or paid to our named executive officers for the fiscal years ended December 31, 2020 and December 31, 2021:

Name and Principal Position	Year	Salary ($)		Option Awards(1) ($)	Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)		Total ($)
Ashwin Navin	2020	98,929	(4)	669,403	—	82,710		851,042
Chief Executive Officer	2021	310,000		—	615,380	[25,272	]	[950,652	]

Michael Farrow	2020	175,000	(5)	484,300	—	91,900		751,200
Chief Financial Officer	2021	250,000		—	286,470	[42,120	]	[578,590	]

Alvir Navin	2020	161,458	(6)	484,300	—	91,900		737,658
Chief Operating Officer	2021	250,000		—	254,640	[28,080	]	[532,720	]

Maulik Shah	2020	237,000	(7)	—	—	16,325		253,325
General Counsel	2021	291,667		596,161	95,490	[11,232	]	[994,550	]

(1)

The amounts reported in the “Option Awards” column represent the aggregate grant-date fair value of the stock options granted to our named executive officers in the years ending December 31, 2020 and December 31, 2021, calculated in accordance with ASC Topic 718, rather than the amounts paid or realized by such named executive officers. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)

The amounts reported in the “Stock Awards” column represent the aggregate grant-date fair value of the RSUs granted to our named executive officers in the year ending December 31, 2021, calculated in accordance with ASC Topic 718, rather than the amounts realized by such named executive officers. The assumptions used in calculating the grant-date fair value of the RSUs reported in this column are set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(3)

The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent semi-annual cash bonuses that were earned by each named executive officer in the year ending December 31, 2020 under our executive bonus plan. For the year ending December 31, 2021, the “Non-Equity Incentive Plan Compensation” column includes actual payments for the first half of 2021 and estimated payments for the second half of 2021 under our executive bonus plan. See the section titled “Non-Equity Incentive Plan Compensation” for additional information on our executive bonus plan.

(4)

Mr. Ashwin Navin took a temporary salary reduction in April 2020 from his base salary of $310,000 to $54,080 in response to the anticipated impacts of the COVID-19 pandemic on the business and further reductions on July 1, 2020 to $155,000 and on July 16, 2020 to $3,168. In connection with the salary reductions, Mr. Ashwin Navin received option awards having a grant date fair market value of $201,803. His base salary of $310,000 was reinstated in January 2021.

(5)

Mr. Farrow took a temporary salary reduction in April 2020 from his base salary of $250,000 to $200,000 in response to the anticipated impacts of the COVID-19 pandemic on the business and a further reduction in July 2020 to $125,000. In connection with the salary reductions, Mr. Farrow received option awards having a grant date fair market value of $83,500. His base salary of $250,000 was reinstated in January 2021.

(6)

Mr. Alvir Navin took a temporary salary reduction in July 2020 from his base salary of $250,000 to $125,000 in response to the anticipated impacts of the COVID-19 pandemic on the business. In connection with the salary reduction, Mr. Alvir Navin received option awards having a grant date fair market value of $83,500. His base salary of $250,000 was reinstated in January 2021.

(7)

Mr. Shah took a temporary salary reduction in July 2020 from his base salary of $240,000 to $228,000 in response to the anticipated impacts of the COVID-19 pandemic on the business. His base salary was increased to $300,000 in January 2021.

Non-Equity Incentive Plan Compensation

At the beginning of 2021, we adopted a bonus plan for our executive officers that provides for cash incentives for performance in the year. Mr. Ashwin Navin, Mr. Farrow, Mr. Alvir Navin and Mr. Shah had 2021 bonus targets of $90,000, $150,000, $100,000 and $40,000, respectively, weighted to be paid out in 30% and 70% portions in connection with the first and second halves of the year. The 2021 bonus opportunities for our executives were based on the assessment of our board of directors of the achievement of gross revenue targets for the first and second halves of the year established by our board of directors in January 2021. Based on our performance against Company objectives, our board of directors determined to fund the 2021 bonus plan at 93.6% of the target level for the first half of the year in connection with 94.2% attainment of the gross revenue target and is in the process of determining the level of attainment of the gross revenue target for the second half of the year.

The amounts in the Summary Compensation Table for Fiscal 2020 and Fiscal 2021 under the column “Non-Equity Incentive Plan Compensation” are based on the named executive officer’s target bonus amount multiplied by the achievement percentage determined by our board of directors with respect to the first half of 2021.

Outstanding Equity Awards at Fiscal 2020 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2021.

			Option Awards					Stock Awards
Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(3)
Ashwin Navin	01/28/2020	01/01/2020	—		—	—	—	5,834	(4)(5)
Chief Executive Officer	10/05/2021	08/20/2021	—		—	—	—	58,000	(6)

Michael Farrow	10/03/2019	09/16/2019	84,375	(7)	65,625	3.18	10/02/2029	—		—
Chief Financial Officer	01/28/2020	01/01/2020	115,000	(8)	5,000	3.34	01/27/2030	—		—
	07/28/2020	07/01/2020	25,000	(9)	0	3.34	07/27/2030	—		—
	10/05/2021	08/20/2021	—		—	—	—	27,000	(10)

Alvir Navin	01/28/2020	01/01/2020	—		—	—	—	5,000	(11)
Chief Operating Officer	10/05/2021	08/20/2021	—		—	—	—	24,000	(12)

Maulik Shah	10/03/2019	09/30/2019	17,437	(13)	13,563	3.18	10/02/2029	—		—
General Counsel	12/19/2019	01/01/2020	1,485	(14)	1,615	3.34	12/18/2029	—		—
	02/19/2021	11/01/2020	34,298	(15)	121,765	3.57	02/18/2031	—		—
	10/05/2021	08/20/2021	—		—	—	—	9,000	(16)

(1)

Each of the outstanding equity awards listed in the table above granted prior to July 2020 were granted pursuant to our 2011 Plan and each of the outstanding equity awards granted since July 2020 were granted pursuant to our 2020 Plan.

(2)	This column represents the option exercise price per share of our Class A common stock on the grant date, as determined by our board of directors.

(3)

The market price of our Class A common stock is based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(4)	This amount reflects shares acquired upon the early-exercise of an option that remain subject to vesting conditions and forfeiture.

(5)

The vesting conditions are satisfied, subject to Mr. Ashwin Navin’s continued role as a service provider to us, as to 1/24th of the total shares on February 1, 2020 with 1/24th of the total shares vesting monthly thereafter. All of the unvested shares subject to this award will fully vest effective immediately prior to a change of control, provided that Mr. Ashwin Navin continues to provide services as of immediately prior to the consummation of the change of control, and subject to Mr. Ashwin Navin’s timely execution and non-revocation of a release of claims.

(6)

The shares of our Class A common stock underlying this RSU will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition before the award’s expiration date. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) the first quarterly vesting date following expiration of the lock-up period related to this offering or (ii) an acquisition. The expiration date is ten years from the Grant Date. The RSUs vest, subject to Mr. Ashwin Navin’s continued role as a service provider to us, as to 1/6th of the total shares on November 20, 2021 with the remaining shares vesting in five equal quarterly installments thereafter.

(7)

The shares underlying this stock option vest, subject to Mr. Farrow’s continued role as a service provider to us, as to 1/4th of the total shares on September 16, 2020 with 1/48th of the total shares vesting monthly thereafter. If there is a change of control and if, within six months following such change of control, Mr. Farrow’s employment is terminated by us other than for cause, then, subject to Mr. Farrow’s timely execution and non-revocation of a release of claims in favor of us and our affiliates, the option shall fully vest as of the effective date of Mr. Farrow’s termination.

(8)

The shares underlying this stock option vest, subject to Mr. Farrow’s continued role as a service provider to us, as to 1/24th of the total shares on February 1, 2020 with 1/24th of the total shares vesting monthly thereafter. Mr. Farrow’s unvested options will fully vest immediately prior to a change of control, provided that Mr. Farrow continues to provide services as of immediately prior to the consummation of the change of control, and subject to Mr. Farrow’s timely execution and non-revocation of a release of claims.

(9)

The shares underlying this stock option vest, subject to Mr. Farrow’s continued role as a service provider to us, as to 1/6th of the total shares on August 1, 2020 with 1/6th of the total shares vesting monthly thereafter. Mr. Farrow’s unvested options will fully vest effective immediately prior to a change of control, provided that Mr. Farrow continues to provide services as of immediately prior to the consummation of the change of control, and subject to Mr. Farrow’s timely execution and non-revocation of a release of claims.

(10)

The shares of our Class A common stock underlying this RSU will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition before the award’s expiration date. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) the first quarterly vesting date following expiration of the lock-up period related to this offering or (ii) an acquisition. The expiration date is ten years from the Grant Date. The RSUs vest, subject to Mr. Farrow’s continued role as a service provider to us, as to 1/6th of the total shares on November 20, 2021 with the remaining shares vesting in five equal quarterly installments thereafter.

(11)

The vesting conditions are satisfied, subject to Mr. Alvir Navin’s continued role as a service provider to us, as to 1/24th of the total shares on February 1, 2020 with 1/24th of the total shares vesting monthly thereafter. All of the unvested shares subject to this award will fully vest effective immediately prior to a change of control, provided that Mr. Alvir Navin continues to provide services as of immediately prior to the consummation of the change of control, and subject to Mr. Alvir Navin’s timely execution and non-revocation of a release of claims.

(12)

The shares of our Class A common stock underlying this RSU will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition before the award’s expiration date. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) the first quarterly vesting date following expiration of the lock-up period related to this offering or (ii) an acquisition. The expiration date is ten years from the Grant Date. The RSUs vest, subject to Mr. Alvir Navin’s continued role as a service provider to us, as to 1/6th of the total shares on November 20, 2021 with the remaining shares vesting in five equal quarterly installments thereafter.

(13)

The shares underlying this stock option vest, subject to Mr. Shah’s continued role as a service provider to us, as to 1/4th of the total shares on September 30, 2020 with 1/48th of the total shares vesting monthly thereafter. If there is a change of control and if, within six months following such change of control, Mr. Shah’s employment is terminated by us other than for cause, then, subject to Mr. Shah’s timely execution and non-revocation of a release of claims in favor of us and our affiliates, the option shall fully vest as of the effective date of Mr. Shah’s termination.

(14)

The shares underlying this stock option vest, subject to Mr. Shah’s continued role as a service provider to us, as to 1/48th of the total shares on February 1, 2020 with 1/48th of the total shares vesting monthly thereafter.

(15)

The shares underlying this stock option vest, subject to Mr. Shah’s continued role as a service provider to us, as to 1/48th of the total shares on December 1, 2020 with 1/48th of the total shares vesting monthly thereafter.

(16)

The shares of our Class A common stock underlying this RSU will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition before the award’s expiration date. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) the first quarterly vesting date following expiration of the lock-up period related to this offering or (ii) an acquisition. The expiration date is ten years from the Grant Date. The RSUs vest, subject to Mr. Shah’s continued role as a service provider to us, as to 1/6th of the total shares on November 20, 2021 with the remaining shares vesting in five equal quarterly installments thereafter.

Named Executive Officer Employment Arrangements

We have entered into written offer letters or employment agreements setting forth the terms and conditions of employment for each of our named executive officers, as described below. These agreements provide for at-will employment. In addition, Ashwin Navin and Alvir Navin have executed our standard form of proprietary information and inventions agreement and Michael Farrow and Maulik Shah have executed our standard form of at-will employment and confidential information and invention assignment agreement.

Ashwin Navin

We entered into a confirmatory employment letter with Mr. Ashwin Navin, our Chief Executive Officer, in November 2021. Mr. Navin’s annual base salary is $310,000 and he is eligible for an annual bonus of $90,000.

In connection with his confirmatory letter, Mr. Navin received a restricted stock unit grant covering 58,000 shares that vests quarterly over the 6 quarters following August 2021 with all vesting subject to continued service through a liquidity event. Further, in connection with this offering, Mr. Navin will receive an additional restricted stock unit grant covering 507,000 shares. This refresh grant will generally vest over 3-years following our initial public offering.

Michael Farrow

We entered into a confirmatory employment letter with Mr. Michael Farrow, our Chief Financial Officer, in November 2021. Mr. Farrow’s annual base salary is $250,000 and he is eligible for an annual bonus of $150,000.

In connection with his confirmatory letter, Mr. Farrow received a restricted stock unit grant covering 27,000 shares that vests quarterly over the 6 quarters following August 2021 with all vesting subject to continued service through a liquidity event. Further, in connection with this offering, Mr. Farrow will receive an additional restricted stock unit grant covering 144,000 shares. This refresh grant will generally vest over 3-years following our initial public offering.

Alvir Navin

We entered into a confirmatory employment letter with Mr. Alvir Navin, our Chief Operating Officer, in November 2021. Mr. Navin’s annual base salary is $250,000 and he is eligible for an annual bonus of $100,000.

In connection with his confirmatory letter, Mr. Navin received a restricted stock unit grant covering 24,000 shares that vests quarterly over the 6 quarters following August 2021 with all vesting subject to continued service through a liquidity event. Further, in connection with this offering, Mr. Navin will receive an additional restricted stock unit grant covering 177,000 shares. This refresh grant will generally vest over 3-years following our initial public offering.

Maulik Shah

We entered into a confirmatory employment letter with Mr. Shah, our General Counsel, in November 2021. Mr. Shah’s annual base salary is $300,000 and he is eligible for an annual bonus of $40,000.

In connection with his confirmatory letter, Mr. Shah received a restricted stock unit grant covering 9,000 shares that vests quarterly over the 6 quarters following August 2021 with all vesting subject to continued service through a liquidity event. Further, in connection with this offering, Mr. Shah will receive an additional restricted stock unit grant covering 64,000 shares. This refresh grant will generally vest over 3-years following our initial public offering.

Potential Payments upon Termination or Change of Control

Change of Control and Severance Policy

Each of our named executive officers participates in our Change of Control and Severance Policy, or the Policy. The Policy supersedes all severance and/or change of control provisions of any offer letter, employment agreement, or equity award agreement entered into between us and our named executive officers. The Policy has an initial term of three years and automatically renews for additional one-year terms, unless we provide notice of non-renewal at least 60 days prior to the date of the automatic renewal. Under the Policy, if we terminate a named executive officer’s employment other than for cause, death or disability or the named executive officer resigns for good reason, as such terms are defined in the Policy, during the period from three months prior to until 12 months following a change of control, as defined in the Policy, with such period being referred to as the change of control period, such named executive officer will be eligible to receive the following severance benefits, less applicable tax withholdings:

•	100% of the named executive officer’s then-outstanding and unvested time-based equity awards will become vested and exercisable;

•	a lump sum cash amount equal to 12 months (18 months for our Chief Executive Officer) of the named executive officer’s base salary;

•	a lump sum cash amount equal to 100% of the named executive officer’s target annual bonus (150% for our Chief Executive Officer); and

•

payment or reimbursement of continued health coverage for the named executive officer and the named executive officer’s dependents under COBRA for a period of up to 12 months (18 months for our Chief Executive Officer).

Further, under the Policy, outside of the change of control period, if we terminate a named executive officer’s employment other than for cause, death or disability, such named executive officer will be eligible to receive the following severance benefits, less applicable tax withholdings:

•	continued payments of base salary for six months (12 months for our Chief Executive Officer); and

•

payment or reimbursement of continued health coverage for the named executive officer and the named executive officer’s dependents under COBRA for a period of up to six months (12 months for our Chief Executive Officer).

To receive the severance benefits upon a qualifying termination, either in connection with or not in connection with a change of control, a named executive officer must sign and not revoke our standard separation agreement and release of claims within the timeframe set forth in the Policy.

Employee Benefits and Stock Plans

2022 Equity Incentive Plan

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2022 Equity Incentive Plan, or our 2022 Plan. Our 2022 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2022 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our future parent or subsidiary corporations’ employees and consultants.

Authorized Shares

A total of                  shares of our Class A common stock are reserved for issuance pursuant to our 2022 Plan. In addition, the shares reserved for issuance under our 2022 Plan will also include a number of shares equal to the number of shares of our Class A common stock subject to awards granted under our 2020 and our 2011 Plans, (which we collectively refer to as the Existing Plans), which, after the termination of our 2020 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2022 Plan from our existing plans is                  shares). The number of shares available for issuance under our 2022 Plan will also include an annual increase on the first day of each fiscal year beginning with our                  fiscal year, equal to the lesser of:

•	shares;

•	% of the outstanding shares of all classes our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2022 Plan (unless our 2022 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under our 2022 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under our 2022 Plan (unless our 2022 Plan has terminated). Shares that have actually been issued under our 2022 Plan will not be returned to our 2022 Plan except if shares issued pursuant to awards of restricted stock, performance shares or performance units are repurchased by or forfeited to us, such shares will become available for future grant under our 2022 Plan. Unissued shares subject to awards issued under our 2022 Plan used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2022 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under our 2022 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors will administer our 2022 Plan. The compensation committee of our board of directors is expected to initially administer our 2021 Plan. Subject to the provisions of our 2022 Plan, the administrator has the power to administer our 2022 Plan and make all determinations deemed necessary or advisable for administering our 2022 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under our 2022 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2022 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2022 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no stock option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and, without stockholder approval, to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants.

Stock Options

Stock options may be granted under our 2022 Plan. The exercise price of stock options granted under our 2022 Plan must be at least equal to the fair market value of our common stock on the date of grant. The term of a stock option may not exceed 10 years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of a stock option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock option for the period of time stated in his or her stock option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock option will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock option will remain exercisable for three months following the termination of service. A stock option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2022 Plan, the administrator will determine the other terms of stock options.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2022 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2022 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2022 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2022 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under our 2022 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2022 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2022 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in cash, shares or in some combination thereof.

Outside Directors

All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2022 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2022 Plan provides that in any given fiscal year, an outside director will not be granted equity awards and any other compensation (including without limitation any cash retainers or fees) with an aggregate value greater than $         (increased to $         in the fiscal year of his or her initial service as an outside director), with the value of each equity award based on its grant-date fair value as determined according to GAAP for purposes of this limit. Any cash compensation paid or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Non-transferability of Awards

Unless the administrator provides otherwise, our 2022 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2022 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2022 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2022 Plan.

Dissolution or Liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2022 Plan provides that in the event of a merger or change in control, as defined under our 2022 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding stock options and stock appreciation rights, all restrictions on restricted stock and RSUs will lapse, and for awards with performance-based vesting conditions, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If a stock option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such stock option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the stock option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding stock options and stock appreciation rights, all restrictions on restricted stock and RSUs will lapse and, for awards with performance-based vesting conditions, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback

Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment and Termination

The administrator has the authority to amend, alter, suspend or terminate our 2022 Plan, provided such action does not materially impair the rights of any participant. Our 2022 Plan continues unless we terminate it. No incentive stock options may be granted after the 10-year anniversary of the date of the 2022 Plan was adopted.

2021 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 Employee Stock Purchase Plan, or our ESPP. Our ESPP will be effective one business day immediately before the effective date of the registration statement of which this prospectus forms a part.

Authorized Shares

The maximum number of shares of our Class A common stock that will be available for issuance under our ESPP will be equal to shares of our Class A common stock. In addition, our ESPP will provide for annual increases in the number of shares of our Class A common stock available for issuance under our ESPP on the first day of each of our fiscal years beginning with our fiscal year , in an amount equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares issuable under our ESPP will be authorized, but unissued, or reacquired shares of our Class A common stock.

ESPP Administration

We expect that the compensation committee of our board of directors will administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of our ESPP, delegate ministerial duties to any of our employees, designate separate offerings under our ESPP, designate our subsidiaries as participating in our ESPP, determine eligibility, adjudicate all disputed claims filed under our ESPP and establish procedures that it deems necessary or advisable for the administration of our ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in our ESPP by employees who are non-U.S. nationals or employed outside the U.S. The administrator’s findings, decisions and determinations will be final and binding on all participants to the maximum extent permitted by law.

Eligibility

Generally, any of our employees will be eligible to participate in our ESPP if they are customarily employed by us or any of our participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, before an enrollment date for all stock options granted on such enrollment date in an offering, may determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since the employee’s last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Code Section 414(q) or (v) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or who is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in an offering. However, an employee may not be granted a stock option to purchase stock under our ESPP if the employee (i) immediately after the grant, would own stock and/or hold outstanding stock options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of our (or any of our parent’s or subsidiary’s) capital stock or (ii) holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our Class A common stock. Participation ends automatically upon termination of employment with us.

Offering Periods

Our ESPP will include a component, or the 423 Component, that is intended to qualify as an “employee stock purchase plan” under Code Section 423, and a component that does not comply with Code Section 423, or the Non-423 Component. For purposes of this summary, a reference to our ESPP generally will mean the terms and operations of the 423 Component. Our ESPP will provide for consecutive -month offering periods, which may or may not coincide with the full offering period. Each offering period will have purchase periods. The offering periods will be scheduled to begin on the first trading day on or after and of each year, except for the first offering period, which will begin on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and end on the first trading day on or after , and the second offering period, which will begin on the first trading day on or after . The administrator is authorized to change the duration of future offering periods and purchase periods under our ESPP, including the starting and ending dates of offering periods and purchase periods and the number of purchase periods in any offering periods, provided that no offering period will have a duration exceeding 27 months.

Contributions

Our ESPP will permit participants to purchase shares of our Class A common stock through payroll deductions of up % of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for overtime and shift premium, incentive compensation, bonuses, commissions, equity compensation and other similar compensation.

Exercise of Purchase Right

Amounts deducted and accumulated by a participant under our ESPP will be used to purchase shares of our Class A common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of (i) the fair market value of a share of our common stock on the first trading day of the offering period and (ii) the fair market value of a share of our common stock on the exercise date. A participant will be permitted to purchase a maximum of shares during each offering period.

Non-transferability

A participant may not transfer the contributions credited to his or her ESPP account or rights granted under our ESPP, other than by will or the laws of descent and distribution.

Certain Adjustments

Our ESPP will provide that if any dividend or other distribution (whether in the form of cash, our common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of our common stock or other securities of ours, or other change in our corporate structure affecting our common stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator will make adjustments to the number and class of shares that may be delivered under our ESPP and/or the purchase price per share and number of shares covered by each stock option granted under our ESPP that has not yet been exercised, and the numerical share limits under our ESPP. In the event of our proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

Merger or Change in Control

In the event of our merger or change in control, as defined in our ESPP, a successor corporation may assume or substitute for each outstanding stock option. If the successor corporation does not assume or substitute for the stock options, the offering period then in progress will be shortened, and a new exercise date will be set to occur before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s stock option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment and Termination

The administrator will have the authority to modify, amend, suspend, or terminate our ESPP except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Class A common stock under our ESPP. Our ESPP will terminate automatically 20 years after the later of the date of our ESPP’s adoption by our board of directors or the business day immediately prior to the effective date of our registration statement of which this prospectus forms a part, unless we terminate it earlier.

2020 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2020 Plan.

Our 2020 Plan allows for the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees or ours and of a parent and subsidiary of ours, and for the grant of nonstatutory stock options, RSUs, stock appreciation rights, and restricted stock to employees, officers, directors and qualifying consultants of ours or any parent or subsidiary of ours.

Our 2020 Plan will be terminated in connection with this offering, and accordingly, no shares will be available for future awards under the 2020 Plan following the completion of this offering. Our 2020 Plan will continue to govern outstanding awards granted thereunder. As of September 30, 2021, there were outstanding options to purchase 2,729,017 shares of our Class A common stock.

Plan Administration

Our board of directors or a committee created and appointed by our board of directors, in either case the administrator, administers our 2020 Plan. Subject to general purposes, terms and conditions of our 2020 Plan, and to the direction of our board of directors, the administrator has full power to implement and carry out our 2020 Plan.

The administrator may, at any time or from time to time, authorize the Company, with the consent of the respective participants, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards. Without prior stockholder approval the administrator may reprice options or stock appreciation rights (and where such repricing is a reduction in the exercise price of outstanding options or stock appreciation rights, the consent of the affected participants is not required provided written notice is provided to them). The administrator may at any time buy from a participant an award previously granted with payment in cash, shares (including restricted stock) or other consideration, based on such terms and conditions as the administrator and the participant may agree.

Eligibility

Employees, officers, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards under our 2020 Plan, except that only employees of ours or our parent or subsidiary companies are eligible to receive incentive stock options.

Options

If the employment or service of an option recipient is terminated for any reason other than cause, then the recipient (or the recipient’s legal representative or authorized assignee) generally may exercise the vested portion of his or her option within 3 months following the termination date (or such other period determined by the administrator, provided that such period extends at least 30 days following the termination date), except that if the termination is a result of the recipient’s death or disability or recipient dies within 3 months following his or her termination date, then such period generally will be 12 months (or such other period determined by the administrator, provided that such period extends at least 6 months following the termination date), subject in all cases to the expiration date of the option. If a participant is terminated for cause, his or her options will expire on the date of such termination for cause, except as otherwise determined by the administrator.

The administrator may modify, extend or renew outstanding options and authorize the grant of new options in substitution for outstanding options, provided that any such action may not, without the written consent of the recipient of an option, impair such person’s rights under any option previously granted, unless for the purpose of complying with applicable laws and regulations. Any outstanding incentive stock option that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to our 2020 Plan, the administrator may reduce the exercise price of outstanding options without the consent of option recipients by a written notice to them, except the exercise price may not be reduced below the fair market value of an underlying share on the date of reduction.

Restricted Stock

A restricted stock award is an offer by us to sell to an eligible person shares of our Class A common stock that are subject to certain specified restrictions. The administrator determines to whom an offer will be made, the number of shares the person may purchase, the purchase price, the restrictions to which the shares will be subject, and all other terms and conditions of the restricted stock award, subject to the terms and conditions of our 2020 Plan. Our 2020 Plan provides that holders of restricted stock will be entitled to receive all dividends and other distributions paid with respect to such restricted stock, unless provided otherwise by the administrator. Shares of restricted stock that do not vest may be subject to our right of repurchase or forfeiture.

Restricted Stock Units

Our 2020 Plan permits the grant of awards of RSUs, which may be settled in cash, or by issuance of shares at a date in the future, or a combination of cash and shares. No purchase price shall apply to a restricted stock unit settled in shares. No restricted stock unit award has a term longer than 10 years measured from the date of grant. To the extent permissible under applicable law, the administrator may permit a participant to defer payment under a restricted stock unit to a date or dates after the restricted stock unit is earned, provided that the terms of the restricted stock unit and any deferral satisfy the requirements of Section 409A of the Code (or any successor). Payment may be made in the form of cash or whole Shares or a combination thereof, all as the administrator determines.

The administrator may permit participants holding RSUs to receive dividend equivalent payments on outstanding RSUs if and when dividends are paid to stockholders on shares. If the administrator permits dividend equivalent payments to be made on RSUs, the terms and conditions for such dividend equivalent payments will be set forth in the restricted stock unit agreement.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. Stock appreciation rights have the same post-termination exercise periods applicable to options granted under our 2020 Plan. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Transferability of Awards

Except as permitted by the administrator, awards granted under our 2020 Plan, and any interest therein, will not be transferable or assignable by any participant, other than by will or by the laws of descent and distribution, except that nonstatutory stock options may be transferred by instrument to an inter vivos or testamentary trust or by gift to a “family member” as that term is defined in Rule 701, in accordance with the terms of our 2020 Plan.

Certain Adjustments

In the event that the number of outstanding shares of our Class A common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or other change in our capital structure affecting shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under our 2020 Plan (i) the number and class of shares reserved for issuance under our 2020 Plan, (ii) the exercise prices of and number and class of shares subject to outstanding options and stock appreciation rights, and (iii) the purchase prices of and/or number and class of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted, subject to any required action by our board of directors or our stockholders and compliance with applicable securities laws. However, fractions of a share will not be issued but will either be paid in cash at the fair market value of such fraction of a share or will be rounded down to the nearest whole share, as determined by the administrator.

Corporate Transactions

Our 2020 Plan provides that, in the event that we are subject to an “Acquisition” or “Other Combination” (as such terms are defined within the 2020 Plan), outstanding awards acquired under our 2020 Plan will be subject to the agreement evidencing the acquisition or other combination. The agreement need not treat all outstanding awards in an identical matter. The agreement may provide for any of the following without a participant’s consent: the continuation of awards by the Company; the assumption of awards by the successor or acquiring entity (or by any of its parents, if applicable), subject to certain conditions; the substitution by the successor or acquiring entity (or by any of its parents, if applicable) of equivalent awards with substantially the same terms for such outstanding awards, subject to certain appropriate adjustments in accordance with applicable tax rules; the full or partial exercisability of vesting and accelerated expiration of outstanding awards; the settlement of awards in cash, cash equivalent or securities of the successor entity (or its parent, if applicable) followed by the cancellation of such awards; or the termination of awards for no consideration. Immediately following an Acquisition or Other Combination, outstanding awards will terminate and cease to be outstanding, except to the extent that such awards have been continued, assumed or substituted as described above.

Amendment; Termination

Our board of directors may amend or terminate our 2020 Plan at any time, provided that such action will not affect outstanding awards previously issued or granted without the written consent of the recipient of such award. As noted above, immediately prior to the effectiveness of the 2022 Plan, our 2020 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2011 Stock Plan

Our 2011 Plan was originally adopted by our board of directors in December 2011.

Our 2011 Plan provided for the direct award or sale of shares of our Class A common stock and for the grant of options to purchase shares of our Class A common stock (each, an award and the recipient of such award, a participant) to employees, non-employee directors, and consultants of ours and employees and consultants of any parent or subsidiary of ours. Options granted under our 2011 Plan include nonstatutory stock options as well as incentive stock options intended to qualify under Section 422 of the Code. Our 2011 Plan was terminated in connection with the adoption of or 2020 Plan. However, our 2011 Plan continues to govern the terms and conditions of the outstanding awards previously granted under our 2011 Plan.

As of September 30, 2021, there were outstanding options to purchase 2,998,364 shares of our Class A common stock and outstanding restricted stock awards corresponding to 2,998,364 shares of our Class A common stock under the 2011 Plan.

Plan Administration

Our 2011 Plan is administered by our board of directors or one or more committees appointed by our board of directors, or the administrator. Each committee will consist of one or more members of our board of directors and will have such authority and be responsible for such functions as our board of directors has assigned to it (the board of directors, or its designated committee, the administrator). Subject to the provisions of the 2011 Plan, the administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2011 Plan. Within the limitations of our 2011 Plan the administrator may modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new awards for the same or a different number of shares and at the same or different exercise price. All decisions, interpretations, and other actions of the administrator are final and binding on all participants and all persons deriving their rights from a participant.

Eligibility

Employees, non-employee directors, and consultants of ours and employees or consultants or our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services for the Company or any parent or subsidiary of the Company as a consultant or advisor qualifying as a consultant or advisor under Rule 701(c)(1) of the Securities Act or pursuant to Form S-8 under the Securities Act. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options

Stock options have been granted under our 2011 Plan. Subject to the provisions of our 2011 Plan, the administrator determined the term of an option, the number of shares subject to an option and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determined the exercise price of options, which generally may not be less than 100% of the fair market value of our Class B common stock on the grant date. However, an incentive stock option granted to a person who owned more than 10% of the total combined voting power of all classes of our outstanding stock or the stock of our parent or any subsidiary may not be exercisable more than 5 years from the grant date and must have an exercise price of at least 110% of the fair market value of our Class B common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and those of any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the 2011 Plan or the applicable award agreement. If a participant’s “service” (as defined in our 2011 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the 2011 Plan or the applicable award agreement. Vested options generally will remain exercisable for three months or such earlier or later period of time the administrator may determine (but in no event earlier than 30 days after the termination of service) if a participant’s service terminates for a reason other than death or disability. If a participant’s service terminates due to death or disability, vested options generally will remain exercisable for six months or such later date as the administrator may determine (in the case of a termination due to disability) or 12 months or such later date as the administrator may determine (in the case of a termination due to death and in no event earlier than 6 months after the participant’s death) from the date of termination. In no event will an option remain exercisable beyond its original expiration date. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of Awards

Unless determined otherwise by the administrator, an award may be transferable by a participant only by (i) a beneficiary designation, (ii) a will or (iii) the laws of descent and distribution. If permitted by the administrator (as set forth in an applicable award agreement), nonstatutory stock options may also be transferable by gift or domestic relations order to certain family members of the optionee. An incentive stock option may be exercised during an applicable participant’s lifetime only by participant or by participant’s guardian or legal representative.

Certain Adjustments

In the event of a subdivision of our outstanding shares of common stock, a declaration of a dividend payable in our shares of common stock, a combination or consolidation of our outstanding common stock into a lesser number of shares, a reclassification, or any other increase or decrease in the number of our issued shares of common stock effected without our receipt of consideration, proportionate adjustments will automatically be made in each of (i) the number and kind of our shares of common stock available under our 2011 Plan, (ii) the number and kind of our shares of common stock covered by each outstanding award, (iii) the exercise price of each outstanding option and the purchase price applicable to any unexercised stock purchase right, and (iv) any repurchase price that applies to shares of our common stock granted under our 2011 Plan pursuant to the terms of our repurchase right under the applicable award agreement. In the event of a declaration of an extraordinary dividend payable in a form other than shares of our common stock that has a material effect on the fair market value of our common stock, a recapitalization, a spin-off, or a similar occurrence, the administrator at its sole discretion may make appropriate adjustments in one or more of the items listed in (1) through (4) above, provided, however, that the board shall in any event make such adjustments as may be required by Section 25102(o) of the California Corporations Code to the extent the Company is relying on the exemption afforded thereunder with respect to an award. No fractional shares of common stock shall be issued under the 2011 Plan as a result of an adjustment as described above, although the Administrator may in its sole discretion make a cash payment in lieu of fractional shares.

Corporate Transactions

In the event that we are party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, all shares of our common stock acquired under our 2011 Plan and all outstanding awards will be treated in the manner described in the agreement of merger or consolidation (or, in the event the transaction does not entail a definitive agreement to which the Company is a party, in the manner determined by the administrator). Such agreement need not treat all awards in an identical manner and may provide for one or more of the following without limitation with respect to each outstanding award: (1) the continuation of the award by the Company, assumption of the award by the surviving corporation or its parent, or substitution of a comparable award by the surviving corporation (or its parent company), as applicable, (2) the cancellation of the option and a payment to participant with respect to each share of common stock subject to the portion of the option that is vested as of the transaction date equal to the excess of (A) the value, as determined by the administrator, of the property (including cash) received by the holder of a share of common stock as a result of the transaction over (B) the per-share exercise price of the option, if any, (3) cancellation of an option without the payment of any consideration, provided that the participant is notified of such treatment and is able to exercise an option during a period of not less than five full business days preceding the effective date of such merger or consolidation, unless a shorter period is required to permit a timely closing and such shorter period still offers participant a reasonable opportunity to exercise the option, or (4) in the case of an option: (A) suspension of the optionee’s right to exercise the option during a limited period of time preceding the closing of the transaction if such suspension is administratively necessary to facilitate the closing of the transaction and/or (B) termination of any right the optionee has to exercise the option prior to vesting in the shares subject to the option, such that following the closing of the transaction the option may only be exercised to the extent it is vested.

The administrator has discretion to accelerate, in whole or in part, the vesting and exercisability of an award under the 2011 Plan in connection with a corporate transaction described above.

Conditions and Restrictions on Shares

Shares issued under our 2011 Plan will be subject to any forfeiture provisions, rights of repurchase, rights of first refusal, other transfer restrictions and other terms and conditions determined by the administrator and set forth in an applicable award agreement. In addition, shares issued under our 2011 Plan will be subject to conditions and restrictions imposed either by applicable law or by Company policy, as adopted from time to time, designed to ensure compliance with applicable law or laws with which the Company determines in its sole discretion to comply, including in order to maintain any statutory, regulatory or tax advantage.

Amendment and Termination

The 2011 Plan provides that our board of directors may amend, suspend, or terminate our 2011 Plan at any time and for any reason; provided, however, that any amendment to our 2011 Plan will be subject to the approval of our stockholders to the extent required by applicable laws. As noted above, our 2011 Plan was terminated in connection with the adoption of the 2020 Plan, and no additional awards have been granted under our 2011 Plan thereafter.

Executive Incentive Compensation Plan

Our board of directors adopted an Executive Incentive Compensation Plan, or our Bonus Plan. Our Bonus Plan will allow our compensation committee to provide cash incentive awards to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee. Pursuant to our Bonus Plan, our compensation committee, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Our compensation committee will administer our Bonus Plan. The administrator of our Bonus Plan will have the authority to, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum only after they are earned, which usually requires continued employment through the date the actual award is paid. The compensation committee will reserve the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, as the compensation committee determines. Payment of awards will occur as soon as administratively practicable after they are earned, but no later than the dates set forth in our Bonus Plan.

Our board of directors and our compensation committee will have the authority to amend, alter, suspend or terminate our Bonus Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all U.S. employees. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Code limits. We match 50% of an employee’s contribution up to $1,500 annually per employee. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018, and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Promissory Notes and 2020 Warrants

In May 2020, we issued promissory convertible notes (2020 Notes) to certain related persons, including certain of our executive officers, Ashwin Navin and Michael Farrow, and August Capital, who currently holds more than 5% of our outstanding common stock and is affiliated with Howard Hartenbaum, a member of our board of directors. In connection with the 2020 Notes, we issued warrants exercisable for our Series B preferred stock with an exercise price of $0.01 per share to the noteholders. Mr. Ashwin Navin and Mr. Farrow exercised their 2020 Warrants for 16,596 shares and 6,638 shares of our Series B preferred stock, respectively. August Capital V, L.P. holds a 2020 Warrant exercisable for 168,533 shares of Series B preferred stock. Unless August Capital V, L.P. elects otherwise, its 2020 Warrant will be deemed net exercised in connection with this offering.

Series C Preferred Stock Financing

In February 2021 and March 2021, we sold an aggregate of 2,604,519 shares of our Series C preferred stock at a purchase price of $11.5652 per share, for an aggregate purchase price of $30,121,882, comprising cash payments in the aggregate of $20,498,103 and the conversion of outstanding notes having an aggregate principal and interest amount of $9,623,780. The following table summarizes purchases of our Series C preferred stock by related persons, each through conversion of their respective 2020 Notes as described under “—Promissory Notes and 2020 Warrants.”

Stockholder	Shares of Series C Preferred Stock	Total Purchase Price
August Capital(1)	226,244	$2,616,558
Ashwin Navin(2)	22,279	$257,671
Michael Farrow(3)	8,911	$103,068

(1)	August Capital and its affiliates currently hold more than 5% of our outstanding Class A common stock. Howard Hartenbaum, a member of our board of directors, is a General Partner of August Capital.

(2)	Ashwin Navin is our Chief Executive Officer and a member of our board of directors.

(3)	Michael Farrow is our Chief Financial Officer.

Transactions with Executive Officers and Employees

On October 29, 2020, we provided a loan of $669,403 to Ashwin Navin, our Chief Executive Officer, to finance the exercise of certain options to purchase our Class A common stock held by Mr. Navin. The loan was repaid in full on November 8, 2021.

On October 29, 2020, we provided a loan of $467,600 to Alvir Navin, our Chief Operating Officer, to finance the exercise of certain options to purchase our Class A common stock held by Mr. Navin. The loan was repaid in full on November 8, 2021.

On October 29, 2020, we provided a loan of $83,403 to David Harrison, our former Chief Technology Officer and former member of our board of directors, to finance the exercise of certain options to purchase our Class A common stock held by Mr. Harrison.

Data Provision Agreement with TiVo

In June 2020, we entered into a Data Provision Agreement (Data Provision Agreement) with TiVo Research and Analytics, Inc. (TiVo) to complement our first-party CTV data with TiVo’s set-top box data. Jon Kirchner is a member of our board of directors and the chief executive officer of Xperi Corporation, which is the parent company of TiVo. Pursuant to the Data Provision Agreement, we paid TiVo $200,000 in 2020. We have ongoing commitments under the Data Provision Agreement and expect to pay TiVo approximately $1.1 million for services performed in 2021.

2014 Warrants

In July and August 2014 and May 2015, we issued warrants to purchase shares of our Series B preferred stock with an exercise price of $0.01 per share in connection with the issuance of certain convertible notes (2014 Notes) to certain related persons, including David Harrison, a former member of our board of directors; certain of our executive officers, Ashwin Navin and Alvir Navin; and entities affiliated with August Capital, who currently holds more than 5% of our outstanding common stock and are affiliated with Howard Hartenbaum, a member of our board of directors. In July and August 2021, our board of directors and a majority in interest of the holders of the 2014 Notes approved an amendment to the 2015 Warrants to extend the expiration date through September 15, 2021. Mr. Harrison, Mr. Ashwin Navin, Mr. Alvir Navin and August Capital each exercised their 2014 Warrants for 3,319 shares, 6,637 shares, 3,319 shares and 26,554 shares of our Series B preferred stock, respectively.

Other Transactions

In August 2019, we purchased certain assets of Wove Technologies, Inc. (Wove) in exchange for 318,043 shares of our Series B preferred stock. August Capital and/or its affiliates were investors in Wove, and Howard Hartenbaum, a member of our board of directors, is affiliated with August Capital V, L.P.

We are party to that certain Amended and Restated Investors’ Rights Agreement, dated February 19, 2021, pursuant to which certain holders of our common stock, including August Capital, Ashwin Navin, and Michael Farrow, have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Mr. Hartenbaum, a member of our board of directors, is affiliated with August Capital, which is party to this agreement. Ashwin Navin, our Chief Executive Officer and a member of our board of directors, Michael Farrow, our Chief Financial Officer, and David Harrison, our former Chief Technology Officer and former director are also parties to this agreement.

Pursuant to our equity compensation plans and certain agreements with our stockholders, including that certain Amended and Restated First Refusal and Co-Sale Agreement, dated February 19, 2021, with certain holders of our redeemable convertible preferred stock, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Mr. Hartenbaum, a member of our board of directors, is affiliated with August Capital V, L.P., which is party to this agreement. Ashwin Navin, our Chief Executive Officer and a member of our board of directors, Michael Farrow, our Chief Financial Officer, and David Harrison, our former Chief Technology Officer and former director, are also parties to this agreement.

We are party to that certain Amended and Restated Voting Agreement (the Prior Voting Agreement), dated February 19, 2021, pursuant to which certain holders of our redeemable convertible preferred stock and common stock have agreed to vote their shares on certain matters, including with respect to the election of directors. The Prior Voting Agreement will terminate upon the completion of this offering. Mr. Hartenbaum, a member of our board of directors, is affiliated with August Capital, which is party to this agreement. Ashwin Navin, our Chief Executive Officer and a member of our board of directors, Michael Farrow, our Chief Financial Officer, and David Harrison, our former Chief Technology Officer and former director, are also parties to this agreement.

We have granted stock options to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at Fiscal 2020 Year-End” and “Management—Director Compensation” for a description of these stock options.

To facilitate the Class B Stock Exchange, we will enter into exchange agreements with the Class B Holders and certain entities controlled by them, effective as of immediately prior to effectiveness of the filing of our amended and restated certificate of incorporation, pursuant to which up to 12,615,972 shares of our Class A common stock beneficially owned by the Class B Holders and certain entities controlled by them will automatically be exchanged for an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering (assuming the entities affiliated with August Capital elect to exchange all of their shares of Class A common stock into shares of Class B common stock). Our exchange agreement with entities affiliated with August Capital provides that entities affiliated with August Capital have the right (but not the obligation) to exchange all or a portion of the shares of Class A common stock that they will hold as of the closing of this offering into shares of Class B common stock. In addition, following the completion of this offering, and pursuant to Equity Award Exchange Agreements to be entered into between us and the Class B Holders (and certain entities controlled by them), each of the Class B Holders shall have a right (but not an obligation), to require us to exchange any shares of Class A common stock received upon the exercise of options to purchase shares of Class A common stock or the vesting and settlement of RSUs related to shares of Class A common stock for an equivalent number of shares of Class B common stock. This Equity Award Exchange applies only to equity awards granted to the Class B Holders prior to the effectiveness of the filing of our amended and restated certificate of incorporation. As of September 30, 2021, there were (i) no shares of our Class A common stock subject to options held by the Class B Holders that may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock following this offering and (ii) no shares of our Class A common stock subject to RSUs held by the Class B Holders that may be exchanged, upon vesting and settlement, for an equivalent number of shares of our Class B common stock following this offering.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Limitation of Liability and Indemnification of Directors and Officers

We intend to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we intend to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that will be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Policies and Procedures for Related Person Transactions

We have adopted a formal, written policy regarding related person transactions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This written policy regarding related person transactions will provide that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. Our policy will also provide that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee will have the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to our policy, our audit committee charter that will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part will provide that our audit committee shall review and approve or disapprove any related person transactions.

All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our capital stock as of September 30, 2021 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Exchange Act.

The percentage of beneficial ownership prior to the offering shown in the table is based upon 19,652,254 shares of Class A common stock and 12,615,972 shares of Class B common stock outstanding as of September 30, 2021, after giving effect to the Capital Stock Conversion, the Reclassification and the Class B Stock Exchange. The percentage of beneficial ownership after the offering shown in the table is based on             shares of Class A common stock and             shares of Class B common stock outstanding after the closing of this offering and the concurrent private placement, assuming no exercise of the underwriters’ option to purchase additional shares.

We have deemed shares of our Class A common stock and Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of September 30, 2021, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o Samba TV, Inc., 118 King Street, San Francisco, California 94107.

	Shares Beneficially Owned Prior to the Offering				Percent of Total Voting Power Prior to the Offering#	Number of Shares Being Offered	Shares Beneficially Owned After the Offering and the Concurrent Private Placement				Percent of Total Voting Power After the Offering(1)
	Class A Common Stock		Class B Common Stock†				Class A Common Stock		Class B Common Stock
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%			Number of Shares	%	Number of Shares	%
Greater than 5% Stockholders:
Entities affiliated with August Capital(1)	4,215,843		2,291,551
David Harrison(2)	3,869,911		—
Named Executive Officers and Directors:
Ashwin Navin(3)	—		4,169,426
Howard Hartenbaum(4)	4,215,843		2,291,551
Divya Ghatak(5)	*		—
Jeremi Gorman(6)	*		—
Jon Kirchner(7)	*		—
Michael Farrow(8)	234,770		—
V. Sue Molina(9)	—		—
Alvir Navin(10)	—		1,939,152
All directors and executive officers as a group (11 persons)(11)	699,957		12,615,972

*	Represents beneficial ownership of less than 1%.
(†)

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of Class A common stock.

(#)

Percentage total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class B common stock shall be entitled to 20 votes per share of Class B common stock and each holder of Class A common stock shall be entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

(1)

Consists of (i)                  shares of Class B common stock and                 shares of Class A common stock held of record by August Capital V, L.P. for itself and as nominee for August Capital Strategic Partners V, L.P. and related individuals, (ii) 132,773 shares of Class B common stock held of record by August Capital V Special Opportunities, L.P. for itself and as nominee for August Capital Strategic Partners V, L.P. and related individuals (the entities listed in items (i) and (ii), together, the “August V Entities”) (iii) 141,018 shares of Class B common stock held of record by August Capital VII, L.P. for itself and as nominee for August Capital Strategic Partners VII, L.P. (August Capital VII, L.P. and August Capital Strategic Partners VII, L.P., together, the “August VII Entities”). August Capital Management V, L.L.C. is the general partner of the August V Entities and may be deemed to have sole voting power and sole investment power over the shares held by the August V Entities. Howard Hartenbaum, a member of our board of directors, and David Hornik are the members of August Capital Management V, L.L.C. and may be deemed to have shared voting and investment power with respect to the shares held by the August V Entities. August Capital Management VII, L.L.C. is the general partner of the August VII Entities and may be deemed to have sole voting power and sole investment power over the shares held by the August VII Entities. Howard Hartenbaum, Eric Carlborg, David Hornik and Tripp Jones are the members of August Capital Management VII, L.L.C. and may be deemed to have shared voting and investment power with respect to the shares held by the August VII Entities. The address for the August V Entities and the August VII Entities is PMB #456, 660 4th Street, San Francisco, California 94107. Following the completion of this offering, the entities affiliated with August Capital have the right (but not the obligation) to exchange the shares of

Class A common stock held as of the closing of this offering for shares of Class B common stock. If the entities affiliated with August Capital elect to exchange all of the shares of Class A common stock held by them as of the closing of this offering for shares of Class B common stock, the “Percent of Total Voting Power After the Offering” will change from % to % for the entities affiliated with August Capital.
(2)

Consists of (i) 1,046,287 shares of Class A common stock held of record by Mr. Harrison, (ii) 1,693,625 shares of Class A common stock held of record by StrangeVale, LLC, (iii) 333,333 shares of Class A common stock held of record by The Harrison Family Legacy Trust, (iv) 333,333 shares of Class A common stock held of record by The HH 2021 Irrevocable Trust, (v) 333,333 shares of Class B common stock held of record by The HX 2021 Irrevocable Trust, and (vi) 130,000 shares of Class A common stock held of record by Hong Xiao, Mr. Harrison’s wife.

(3)

Consists of (i) 510,364 shares of Class B common stock held of record by Mr. Ashwin Navin, (ii) 1,693,625 shares of Class B common stock held of record by Beas Station, LLC, (iii) 75,728 shares of Class B common stock held of record by The Ashwin B. Navin Retained Annuity Trust, and (iv) 1,889,709 shares of Class B common stock held of record by The Ashwin Navin 2014 Irrevocable Trust.

(4)	Consists of shares held by the entities affiliated with August Capital identified in footnote 1.
(5)	Consists of 11,125 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of September 30, 2021 by Ms. Ghatak, all of which are fully vested as of such date.
(6)	Consists of 22,250 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of September 30, 2021 by Ms. Gorman, all of which are fully vested as of such date.
(7)

Consists of (i) 100,000 shares of Class A common stock held of record by Mr. Kirchner and (ii) 35,000 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of September 30, 2021 by Mr. Kirchner, all of which are fully vested as of such date.

(8)

Consists of (i) 18,250 shares of Class A common stock held of record by Mr. Farrow and (ii) 216,250 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of September 30, 2021 by Mr. Farrow, all of which are fully vested as of such date.

(9)	Ms. Molina joined our board of directors in November 2021.
(10)

Consists of (i) 245,793 shares of Class B common stock held of record by Mr. Alvir Navin, (ii) 333,333 shares of Class B common stock held of record by The ABN 2021 Irrevocable Trust, (iii) 126,693 shares of Class B common stock held of record by The Alvir B. Navin Retained Annuity Trust, (iv) 900,000 shares of Class B common stock held of record by The Alvir Navin 2014 Irrevocable Trust, and (v) 333,333 shares of Class B common stock held of record by The PBN 2021 Irrevocable Trust.

(11)

Consists of (i) 129,449 shares of Class A common stock beneficially owned by our executive officers and directors, (ii) 570,508 shares of Class A common stock subject to outstanding options that are exercisable by our executive officers and directors within 60 days of September 30, 2021, all of which are fully vested as of such date, and (iii) 12,615,972 shares of Class B common stock beneficially owned by our executive officers and directors.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation that will be in effect upon the closing of this offering, and amended and restated bylaws that will become effective as of the closing of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our certificate of incorporation, bylaws and investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the closing of this offering, our authorized capital stock will consist of            shares of capital stock, par value per share, of which:

•	shares are designated as Class A common stock;

•	shares are designated as Class B common stock; and

•	shares are designated as preferred stock.

Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock and the reclassification of such shares into shares of our Class A common stock, which will occur immediately prior to the completion of this offering, as of September 30, 2021, there were 19,652,254 shares of our Class A common stock outstanding, held by                stockholders of record, 12,615,972 shares of our Class B common stock outstanding (after giving effect to the Class B Stock Exchange), held by                  stockholders of record and no shares of our preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our Class A common stock. Until the Final Conversion Date, any issuance of additional shares of Class B common stock requires the approval of the holders of at least a majority of the outstanding shares of Class B common stock voting as a separate class.

Common Stock

Our authorized shares of common stock are designated as Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions. Our Class A common stock is not subject to conversion provisions.

Voting Rights

Holders of our Class A common stock are entitled to one vote per share held as of the applicable record date on all matters submitted to a vote of the holders of our Class A common stock, and holders of our Class B common stock are entitled to 20 votes per share held as of the applicable record date on all matters submitted to a vote of the holders of our Class B common stock. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of such class of common stock in a manner that affected such shares adversely but does not so affect the shares of the other class of common stock.

Our stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise provided by law, our governing documents or the rules of the stock exchange on which our securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Our certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be elected at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Nonassessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued in this offering will be fully paid and non-assessable.

Conversion

Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon (i) any transfer, whether or not for value, except for certain transfers exempted by our certificate of incorporation, including transfers for tax and estate planning purposes so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred or (ii) upon cessation of employment by the Class B Holders and their affiliates. Further, each share of Class B common stock will automatically convert into Class A common stock on the date fixed by the board of directors that is no less than 61 days and more than 180 days following the first date after the completion of this offering that the number of shares of Class B common stock held by the Class B Holders is less than 20% of the Class B common stock held by the Class B Holders as of the date of the completion of this offering. Once converted into a share of our Class A common stock, such share of our Class B common stock will not be reissued.

Each outstanding share of Class B common stock shall automatically convert into one share of our Class A common stock on the date that the holders of Class B common stock hold less than 5% of the outstanding number of shares of Class B common stock and Class A common stock. Following the conversion of all outstanding shares of our Class B common stock into Class A common stock, no further shares of our Class B common stock will be issued.

Preferred Stock

Our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. As of the closing of this offering, no shares of preferred stock will be outstanding.

Options

As of September 30, 2021, we had outstanding options to purchase an aggregate of 5,449,631 shares of our Class A common stock, with a weighted-average exercise price of $3.44389 per share, which includes outstanding options held by the Class B Holders subject to the Equity Award Exchange. As of September 30, 2021, there were            shares of our Class A common stock subject to options held by the Class B Holders that may be exchanged, upon exercise and pursuant to the Equity Award Exchange, for an equivalent number of shares of our Class B common stock following this offering.

Warrants

Common Stock Warrants

As of September 30, 2021, warrants to purchase an aggregate of shares of our Class A common stock, with a weighted average exercise price of $             per share were outstanding. The holder of warrants to purchase              of these shares has notified us that it will be exercising such warrants immediately prior to the closing of this offering for $             per share for aggregate proceeds to us of $             million. The holder of warrants to purchase         of these shares has notified us that it has elected to net exercise such warrants for     shares of Class A common stock upon the completion of the offering.

Series A Preferred Stock Warrant

As of September 30, 2021, warrants to purchase up to an aggregate of 200,100 shares of our Series A preferred stock with an exercise price of $1.29 per share were outstanding. If not exercised prior to the completion of this offering, this warrant will be automatically net exercised upon the completion of this offering. The exact number of shares issuable upon the automatic net exercise of this warrant will be calculated using the following formula: X = Y(A-B)/A, where: (i) X equals the number of shares of Series A preferred stock issued to the holder; (ii) Y equals the maximum number of shares purchasable under the warrant; (iii) A equals the per share price to the public in this offering and (iv) B equals the warrant exercise price of $1.29 per share. Based on

an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, these warrants will be automatically net exercised for              shares of Class A common stock upon the completion of this offering.

Series B Preferred Stock Warrants

As of September 30, 2021, warrants to purchase up to an aggregate of                  shares of our Series B preferred stock with an exercise price of $0.01 per share were outstanding. If not exercised prior to the completion of this offering, these warrants will be automatically net exercised upon the completion of this offering. The exact number of shares issuable upon the automatic net exercise of these warrants will be calculated using the following formula: X = Y(A-B)/A, where: (i) X equals the number of shares of Series B preferred stock issued to the holder; (ii) Y equals the maximum purchase amount under the warrant divided by the $0.01 per share; (iii) A equals the per share price to the public in this offering and (iv) B equals the warrant price of $0.01 per share. Based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, these warrants will be automatically net exercised for              shares of Class A common stock upon the completion of this offering.

Registration Rights

Upon the completion of this offering, under our Amended and Restated Investors’ Rights Agreement, dated February 19, 2021, the holders of up to 14,642,661 shares of our Class A and Class B common stock or their transferees, will have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

After the completion of this offering, holders of up to 14,642,661 shares of our Class A and Class B common stock will be entitled to certain request for registration rights. At any time beginning after February 19, 2026 or six months after the effective date of the registration statement of which this prospectus forms a part, the holders of at least a majority of the shares having registration rights then outstanding can request that we file a registration statement on Form S-1 to register the offer and sale of their shares. We are only obligated to effect two such registrations. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, then we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 90 days.

Form S-3 Registration Rights

After the completion of this offering, the holders of up to 14,642,661 shares of our Class A and Class B common stock will be entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, the holders of at least 50% of the shares having these registration rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of certain selling expenses, is at least $5 million. We are obligated to effect up to two such registrations. These Form S-3 registration rights are subject to specified conditions and limitations. If we determine that it would be materially detrimental to us and our stockholders to effect such a registration, then we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 90 days.

Piggyback Registration Rights

After the completion of this offering, the holders of up to 14,642,661 shares of our Class A and Class B common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating to registration rights discussed above, (ii) a registration relating to a corporate reorganization or transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or (iv) a registration in which the only stock being registered is common stock issuable upon conversion of debt securities also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of Registration

We will pay the registration expenses (other than underwriting discounts and selling commissions incurred in connection with registrations, filings or qualifications) of the holders of the shares to be offered and sold pursuant to the registrations described above, including the reasonable fees and disbursements (not to exceed $50,000) of one counsel for the holders of the shares included in such registrations.

Termination

The registration rights terminate upon the earliest of (i) a deemed liquidation event (as defined in our investors’ rights agreement), (ii) as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities without limitation in a three-month period pursuant to Rule 144 promulgated under the Securities Act and (iii) the date that is five years after the closing of this offering.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

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mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;

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any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;

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any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Certificate of Incorporation and Bylaws Provisions

Provisions of our certificate of incorporation and bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management. Among other things, our certificate of incorporation and bylaws will:

•	provide for a dual class common stock structure, with differing voting rights;

•	permit our board of directors to issue shares of preferred stock, with any powers, rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies and newly created directorships, may, except as otherwise required by law, our governing documents or resolution of our board of directors, and subject to the rights of holders of our preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes, each of which stands for election once every three years;

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for so long as our board of directors is classified, and subject to the rights of holders of our preferred stock, provide that a director may only be removed from the board of directors by the stockholders for cause;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

•

not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the board of directors, the chairperson of the board of directors, our chief executive officer or president; and

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provide that stockholders will be permitted to amend certain provisions of our certificate of incorporation and our bylaws only upon receiving at least two-thirds of the voting power of the then outstanding voting securities, voting together as a single class.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royal Street, Canton, MA 02021.

Listing

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “SMBA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of shares of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices of our Class A common stock prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on our shares of our capital stock outstanding as of September 30, 2021, we will have a total of            shares of our Class A common stock outstanding and              shares of our Class B common stock outstanding. Of these outstanding shares,            shares of our Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class A common stock (including shares issuable upon conversion of our Class B common stock) will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below. As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rules 144 or 701, shares of our Class A common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market;

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beginning on the Early Lock-Up Expiration Date (as described below), up to approximately         shares of our Class A common stock (including shares of Class B common stock convertible into shares of Class A common stock) may become immediately available for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144; and

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beginning 181 days after the date of this prospectus, subject to the terms of the lock-up agreements and market standoff provisions described below, all remaining shares will become eligible for sale in the public market, of which            shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-up Agreements and Market Standoff Provisions

We, our directors and officers and substantially all of the holders of our equity securities and Sony Corporation have agreed or will agree, subject to certain exceptions, not to offer, sell or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock for 180 days after the date of this prospectus (subject to the Early Lock-Up Expiration described below) without first obtaining the written consent of BofA Securities, Inc. and Evercore Group L.L.C., as representatives of the several underwriters of this offering. BofA Securities, Inc. and Evercore Group L.L.C. may, in their sole discretion, and subject to Financial Industry Regulatory Authority (FINRA) Rule 5131, release any of the securities subject to the lock-up agreements with the underwriters at any time. Sony Corporation has also agreed to a lock-up agreement with the underwriters pursuant to which the shares purchased in the concurrent private placement will be locked up for a period of 180 days from the date of this prospectus, subject to certain exceptions. These agreements are described below under the section of this prospectus titled “Underwriting.”

However, under the terms of the lock-up agreements, other than the agreement with Sony Corporation, 25% of each holder’s shares of common stock and securities convertible into or exchangeable for common stock subject to the lock-up agreement may be sold beginning at the opening of trading on the third trading day after we announce earnings for the second quarter following the most recent period for which financial statements are included in the prospectus.

In addition, our directors and officers and substantially all of the holders of our equity securities have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of up to 180 days after the date of this prospectus, they will not, without the prior written consent of the managing underwriter, lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or hedge, any shares or any securities convertible into or exchangeable for shares of our common stock.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff provisions described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 a person who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the effective date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

Pursuant to our investors’ rights agreement, upon the completion of this offering, the holders of up to             shares of our Class A common stock and Class B common stock, or certain permitted transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. These registration rights are described under the section titled “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff provisions and lock-up agreements. See the section titled “Executive Compensation—Employee Benefits and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of material U.S. federal income tax considerations of the ownership and disposition of our Class A common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Code, Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or the effect, if any, of the Medicare contribution tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	arrangements classified as partnerships for U.S. federal income tax purposes or other passthrough entities (or investors in such entities or arrangements);

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;

•	persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any option;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code; or

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persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. A partner in a partnership that will hold our Class A common stock should consult his, her or its own tax advisor regarding the tax considerations of the purchase, ownership and disposition of our Class A common stock through a partnership.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal gift or estate tax rules or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our Class A common stock that, for U.S. federal income tax purposes, is neither a partnership nor:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any dividends on our Class A common stock following the completion of this offering. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Class A Common Stock.”

Subject to the discussions below regarding effectively connected income, backup withholding and Foreign Account Tax Compliance Act (FATCA), withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us or the applicable paying agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. You may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our Class A common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock, including the application of any applicable tax treaties that may provide for different rules.

Gain on Disposition of Class A Common Stock

Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

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the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

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you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

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our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” (USRPHC), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, your Class A common stock will be treated as United States real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of our regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock.

If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our Class A common stock made to you may be subject to backup withholding at the applicable statutory rate unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Requirements under FATCA

FATCA, including sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our Class A common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our Class A common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our Class A common stock and to the payment of gross proceeds of a sale or other disposition of our Class A common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form, would eliminate FATCA withholding on gross proceeds of the sale or other disposition of our Class A common stock (but not on payments of dividends). The preamble of such proposed regulations states that they may be relied upon by taxpayers until final regulations are issued or until such proposed regulations are rescinded. The withholding tax will apply regardless of whether the payment otherwise would be exempt from withholding tax, including under the exemptions described above. Under certain circumstances, you might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and your country of residence may modify the requirements described in this section. You should consult with your own tax advisors regarding the application of FATCA withholding to your investment in, and ownership and disposition of, our Class A common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. You should consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax considerations of purchasing, owning and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

BofA Securities, Inc. and Evercore Group L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Evercore Group L.L.C.
Oppenheimer & Co. Inc.
BMO Capital Markets Corp.
Craig-Hallum Capital Group LLC
Stephens Inc.
LUMA Securities LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us. We have also agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, up to $50,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders and Sony Corporation have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus (subject to the Early Lock-Up Expiration described below) without first obtaining the written consent of BofA Securities, Inc. and Evercore Group L.L.C. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

However, under the terms of the lock-up agreements, other than the agreement with Sony Corporation, 25% of each holder’s shares of common stock and securities convertible into or exchangeable for common stock subject to the lock-up agreement may be sold beginning at the opening of trading on the third trading day after we announce earnings for the second quarter following the most recent period for which financial statements are included in the prospectus.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “SMBA.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

EEA and the United Kingdom

In relation to each Member State of the EEA and the United Kingdom (each a Relevant State), no Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the Financial Promotion Order), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (FSMA)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as Relevant Persons). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market

Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. Sidley Austin LLP is acting as counsel for the underwriters. Certain investment partnerships comprised of members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an aggregate of 235 shares of our Class A common stock.

EXPERTS

The financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.samba.tv. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

Samba TV, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Samba TV, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Samba TV, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

September 2, 2021

We have served as the Company’s auditor since 2018.

SAMBA TV, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts and per share data)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$10,186	$10,857
Accounts receivable, net of allowance of $551 and $422	35,960	30,628
Note receivable, net of discount	—	456
Prepaid expenses and other current assets	2,484	1,646

Total current assets	48,630	43,587

Property and equipment, net	4,173	1,492
Intangible assets, net	3,063	4,353
Goodwill	6,324	6,324
Note receivable, net of discount	—	666
Other assets	5,783	5,113

Total assets	$67,973	$61,535

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$13,787	$15,231
Accrued liabilities	14,884	16,444
Deferred revenue	2,329	1,600
Revolving line of credit	5,866	7,083
Other current liabilities	69	2,218

Total current liabilities	36,935	42,576
Deferred revenue	1,331	1,331
Convertible loans ($195 due to related parties as of December 31, 2020)	6,237	2,923

Long-term debt	5,624	—
Derivative liability	1,187	270
Deferred tax liability	377	503
Redeemable convertible preferred stock warrant liability	6,445	2,129
Other long-term liabilities	1,925	297

Total liabilities	60,061	50,029
Commitments and contingencies (Note 11)

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.0001 par value—7,686,088 shares authorized as of December 31, 2020 and 2019; 7,292,701 and 7,485,975 shares issued and outstanding as of December 31, 2020 and 2019, respectively	9,225	9,475
Series B redeemable convertible preferred stock, $0.0001 par value—5,808,122 and 4,900,000 shares authorized as of December 31, 2020 and 2019, respectively; 4,525,799 and 4,670,914 shares issued and outstanding as of December 31, 2020 and 2019, respectively	28,916	29,999

Stockholders’ deficit:
Common stock $0.0001 par value—37,109,000 and 36,200,000 shares authorized as of December 31, 2020 and 2019, respectively; 16,942,778 and 15,690,044 shares issued and outstanding as of December 31, 2020 and 2019, respectively	3	3
Additional paid-in capital	14,644	9,344
Accumulated deficit	(44,876)	(37,315)

Total stockholders’ deficit	(30,229)	(27,968)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$67,973	$61,535

The accompanying notes are an integral part of these consolidated financial statements.

SAMBA TV, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share amounts and per share data)

	Years Ended December 31,
	2020	2019
Revenue	$106,831	$84,917
Cost of revenue	60,401	46,512

Gross profit	46,430	38,405

Operating expenses:
Research and development	13,523	22,974
Sales and marketing	20,221	24,594
General and administrative	15,705	18,402

Total operating expenses	49,449	65,970

Operating loss	(3,019)	(27,565)
Other expense, net
Interest expense, net	2,675	435
Loss on extinguishment of debt	1,776	—
Gain on derivative liability	(2,422)	—
Loss on change in fair value of warrant liability	2,233	103
Other expense (income), net	248	33

Total other expense, net	4,510	571

Loss before income taxes	(7,529)	(28,136)
Income tax expense (benefit)	32	(248)

Net loss	$(7,561)	$(27,888)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.58)	$(2.15)

Weighted average shares outstanding attributable to common stockholders:
Basic and diluted	13,047,194	12,314,269

The accompanying notes are an integral part of these consolidated financial statements.

SAMBA TV, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts and per share data)

	Redeemable Convertible				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	11,838,846	$36,907	15,131,357	$3	$5,762	$(9,427)	$(3,662)

Net loss	—	—	—	—	—	(27,888)	(27,888)
Issuance of Series B preferred stock, net of issuance costs of $0.1 million	318,043	2,567	—	—	—	—	—
Contributed capital by preferred stockholder	—	—	—	—	1,455	—	1,455
Expiration of Series B preferred stock warrants	—	—	—	—	294	—	294
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	349,919	—	196	—	196
Issuance of common stock in connection with acquisitions	—	—	188,823	—	—	—	—
Issuance of restricted stock awards, net of repurchases	—	—	19,945	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	9	—	9
Stock-based compensation expense	—	—	—	—	1,355	—	1,355
Other	—		—	—	273	—	273

Balance at December 31, 2019	12,156,889	$39,474	15,690,044	$3	$9,344	$(37,315)	$(27,968)

Net loss	—	—	—	—	—	(7,561)	(7,561)
Issuance of Series B preferred stock upon exercise of preferred stock warrants	13,277	110	—	—	—	—	—
Expiration of Series B preferred stock warrants	—	—	—	—	1,293	—	1,293
Issuance of common stock in connection with acquisition	—	—	274,286	—	—	—	—
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	626,782	—	184	—	184
Vesting of early exercised stock options	—	—	—	—	2	—	2
Stock-based compensation expense	—	—	—	—	2,378	—	2,378
Conversion of preferred stock to common stock	(351,666)	(1,443)	351,666	—	1,443	—	1,443

Balance at December 31, 2020	11,818,500	$38,141	16,942,778	$3	$14,644	$(44,876)	$(30,229)

The accompanying notes are an integral part of these consolidated financial statements.

SAMBA TV, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,561)	$(27,888)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,465	1,553
Amortization of distribution rights asset	913	673
Deferred income taxes	(126)	(137)
Stock-based compensation expense	2,224	1,355
Loss on debt extinguishment	1,776	—
Accretion of discount on convertible notes	2,083	285
Allowance for doubtful accounts	129	233
Revaluation of warrant liability and derivative liability	(189)	104
Other	(49)	84
Changes in operating assets and liabilities (net of effects of acquisitions):
Accounts receivable	(5,461)	(1,323)
Prepaid expenses and other current assets	(838)	(142)
Other assets	(1,988)	(3,668)
Accounts payable	(1,241)	6,826
Accrued liabilities	(1,617)	8,421
Other current liabilities	(2,147)	663
Deferred revenue	729	1,557
Other liabilities	1,646	(1,547)

Net cash used in operating activities	(9,252)	(12,951)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,494)	(133)
Principal collections on note receivable	1,371	509
Capitalized internal-use software costs	(2,611)	(1,095)

Net cash used in investing activities	(2,734)	(719)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	6,885	2,510
Payments on convertible notes	(566)	—
Proceeds from revolving lines of debt	—	14,175
Repayments on revolving lines of debt	(1,217)	(7,092)
Proceeds from Payroll Protection Program loan	5,624	—
Proceeds from the issuance of preferred stock	—	4,022
Proceeds from exercises of stock options	184	196

Net cash provided by financing activities	10,910	13,811

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,076)	141
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year	11,262	11,121

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	$10,186	$11,262

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD
Cash and cash equivalents	$10,186	$10,857
Restricted cash	—	405

Cash, cash equivalents, and restricted cash, end of period	$10,186	$11,262

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$461	$51
Cash paid for interest	187	222
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Fair value of derivative liability for discount on convertible notes issued	3,910	270
Issuance of Series B warrants in connection with convertible notes	3,486	—
Conversion of redeemable convertible preferred stock to common stock	1,443	—
Expirations of Series B warrants	1,403	294
Property and equipment included in accounts payable	—	203

The accompanying notes are an integral part of these consolidated financial statements.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

1. Description of Business

Samba TV, Inc. and its subsidiaries (collectively, the “Company” or “Samba TV”) was founded in 2008 and is incorporated in the state of Delaware. The Company is headquartered in San Francisco, California and has operations in North America, Europe and Asia. Using its proprietary content identification software, which measures consumer television viewership behavior, the Company provides advertising, data and analytic services to its customers.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements, which include the accounts of Samba TV and its wholly-owned subsidiaries, have been prepared in conformity with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and are expressed in U.S. dollars. All intercompany accounts and transactions have been eliminated in consolidation. The Company’s fiscal year end is December 31.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period. Significant items subject to such estimates and assumptions include: for revenue recognition, determining the nature and timing of satisfaction of performance obligations, gross versus net revenue recognition; determining the fair value of share-based awards, preferred stock warrants and derivative liabilities; the impairment of goodwill and intangible assets; useful lives of tangible and intangible assets; and the valuation of deferred income tax assets. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

COVID-19

In December 2019, an outbreak of the novel coronavirus, or COVID-19, disease was first identified and began to spread across the globe. In March 2020, the World Health Organization declared COVID-19 a pandemic, impacting many countries around the world. Governments have instituted lockdowns or other similar measures to slow infection rates. In accordance with the various shelter-in-place and other social distancing orders and recommendations of applicable government agencies, substantially all of the Company’s employees have transitioned to work-from-home operations. The Company’s customers and business partners are also subject to various and changing shelter-in-place and other social distancing orders and recommendations, which have changed the way the Company interacts with its customers and business partners. The severity and duration of the COVID-19 pandemic is uncertain, as such uncertainty will likely continue in the near term. The Company will continue to actively monitor the situation, including the impact to its employees, customers and partners.

Segments

The Company operates in one reportable segment and generates revenue from the delivery of advertising impressions, data subscription services and delivery of data research reports. The Company’s chief

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. For information regarding the Company’s long-lived assets and revenue by geographic area see Note 3.

Foreign Currency

The Company’s functional and reporting currency is the United States dollar, including for the Company’s foreign subsidiaries. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. Average monthly rates are used to translate revenues and expenses. Foreign currency remeasurement and transaction gains and losses are recorded within the consolidated statements of operations in other expense (income), net. Net assets of the subsidiaries are less than 5% of the Company’s total net assets as of December 31, 2020 and 2019.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits. The Company considers all highly liquid investments with an original or remaining maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are typically unsecured and are derived from revenue earned from customers. They are recorded at the invoiced amount less estimated allowances for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each customer’s expected ability to pay, and the collection history with each customer, when applicable, to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.

Restricted Cash

In connection with lease transactions for its San Francisco, California office, the Company had restricted cash pledged as collateral primarily representing a security deposit required by its lease agreement. The lease agreement expired on April 30, 2020, and encumbrances on the security deposit were released. As of December 31, 2020 and 2019, restricted cash was immaterial and $0.4 million, respectively, which was included in other assets on the Company’s consolidated balance sheets.

Credit Risk and Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. At their respective dates of acquisition, the maturities of the Company’s certificate of deposits were one year. The Company monitors for uncollectible accounts on an ongoing basis.

There were no customers which represented greater than 10% of total revenue for the years ended December 31, 2020 and 2019. There were no customers which represented greater than 10% of total accounts receivables as of December 31, 2020 and 2019.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Fair Value of Financial Instruments

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company applies fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The carrying amounts reported in the consolidated financial statements for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

Property and Equipment

Property and equipment are stated at historical cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for computers, office equipment, and software, and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives, which is generally five years or less. Purchased assets that are not yet in service are recorded to construction-in-process, and no depreciation expense is recorded. Once they are placed in service, they are reclassified to the appropriate asset class.

When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the consolidated balance sheet and any gain or loss is reflected in the consolidated statements of operations. The Company recorded a $0.2 million loss on disposal of software for the year ended December 31, 2020 and an immaterial loss on the disposal of computers and office equipment for the year ended December 31, 2019, which were included in general and administrative expenses in the consolidated statements of operations. Maintenance and repair costs that do not extend the useful life of the assets are expensed as incurred.

Internal-use Software Development Costs

The Company capitalizes costs to develop its internal-use software. Costs that relate to the planning and post-implementation phases of development are expensed as incurred. Costs are capitalized when preliminary efforts are successfully completed, management has authorized and committed to funding the project, and it is probable that the project will be completed and will be used as intended. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized.

Capitalized costs are included in property and equipment, net in the consolidated balance sheets and are amortized using the straight-line method over the estimated useful life of the asset, which is generally three years, beginning when the asset is ready for its intended use. For the years ended December 31, 2020 and 2019, the Company recorded $0.6 million and $0.2 million, respectively, of amortization expense as cost of revenue in the consolidated statements of operations. During the years ended December 31, 2020 and 2019, the Company capitalized internally developed software costs of $2.8 million and $1.1 million, respectively, which was recognized in property and equipment, net in the consolidated balance sheets.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment is not recoverable, the carrying amount of such assets is reduced to fair value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

In addition to the recoverability assessment, the Company periodically reviews the remaining estimated useful lives of property and equipment. If the estimated useful life assumption for any asset is reduced, the remaining net book value is depreciated over the revised estimated useful life.

Business Combinations

The Company determines whether a transaction meets the definition of a business combination before applying the acquisition method of accounting to that transaction. The Company allocates the fair value of the purchase consideration of its acquisitions to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, intangibles, and other asset lives, among other items. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value the acquired assets at fair value measures that do not reflect its intended use of those assets. Use of different estimates and judgments could yield different results.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill for facts and considerations that were known at the acquisition date. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded within the Company’s consolidated statements of operations.

Goodwill and Intangible Assets

Goodwill arises from business combinations and is determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is determined to have an indefinite useful life and is not amortized but tested for impairment at least annually as of the end of the Company’s third fiscal quarter or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. The Company operates as a single operating segment with one reporting unit and consequently evaluates goodwill for impairment based upon an evaluation of the fair value of the Company as a whole. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized in the amount of the excess and the carrying value of the goodwill is reduced accordingly. Goodwill is the only intangible asset with an indefinite life on the Company’s consolidated balance sheets.

The Company’s intangible assets consist of acquired technology, acquired customer relationships, an acquired trade name arising from business combinations, as well as a software license and royalty right asset (see Note 7). They are stated at cost and are amortized using the straight-line method over their estimated useful lives of one to five years (see Note 7). Intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows.

The Company recognized an immaterial impairment charge during the year ended December 31, 2020 (See Note 7). No impairment was recognized for the year ended December 31, 2019.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Capitalized Distribution Right Asset Costs

The Company enters into distribution agreements to embed the Company’s software in third-party televisions. The Company capitalizes expenditures related to the activation of its software within the televisions as incurred. These costs are amortized on a straight-line basis over the useful life of the television units, which were determined to be six years. For the years ended December 31, 2020 and 2019, the Company recorded $0.9 million and $0.7 million, respectively, of amortization expense as cost of revenue in the Company’s consolidated statements of operations. As of December 31, 2020 and 2019, the unamortized balance of capitalized distribution right asset costs was $3.2 million and $2.6 million, respectively, which was recognized in other non-current assets in the consolidated balance sheets.

Revenue Recognition

The Company adopted accounting guidance in Accounting Standards Codification (“ASC”), Revenue from Contracts with Customers (“ASC 606”), effective January 1, 2019 using the full retrospective method. The adoption of the new revenue standard did not result in a change in the timing or amount of revenue recognized (See Note 3).

The Company utilizes television viewership data collected from opted-in devices and licensed from third parties to earn revenue primarily from providing advertising services (“Audience”) and data services (“Data Services”) to marketers and advertising agencies.

Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. In order to achieve this, the Company applies the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when a performance obligation is satisfied.

The Company estimates the transaction price of a contract based on the expected consideration to be received for which a significant reversal of cumulative revenue is not expected to occur. The Company’s contracts include individual promised services, which are each distinct and are accounted for as separate performance obligations. In arrangements with multiple performance obligations, the estimated transaction price of each contract is allocated to each distinct performance obligation based on relative stand-alone selling prices. For performance obligations routinely sold separately, the stand-alone selling price is determined by evaluating such stand-alone sales.

When the Company sells third-party goods and services, it evaluates whether the Company is the principal, and reports revenues on a gross basis, or an agent, and reports revenues on a net basis. In this assessment, the Company considers if it obtains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment, inventory risk, and discretion in establishing price.

The Company invoices customers monthly or quarterly based on the terms of the contract. Invoice payment terms are typically due within 30 to 60 days of issuance.

The Company recognizes revenue net of sales taxes remitted to government authorities.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Audience

Managed Services

The Company primarily generates revenue through the sale of its fully managed advertising solutions to marketers and their agency partners. The Company contracts directly with marketers to manage their digital media campaign on a cost-per-thousand (“CPM”) basis which is evidenced by an insertion order. The Company recognizes revenue on fully managed advertising solutions as a principal since the performance obligation has been identified as providing a managed solution for optimizing the effectiveness of a marketer’s targeted digital media campaign. The Company has the sole ability to direct the use of and controls the delivery of the marketer’s media creative as it is responsible for campaign fulfillment (e.g., determining which impressions to purchase and deciding to which viewers to direct those impressions) and measurement, including the managed campaign services’ acceptability. In addition, the Company contracts directly with the marketer and has latitude in establishing the price. The transaction price is based on a fixed rate CPM and a specified quantity of impressions. Publishers are not parties to those contracts, are not responsible for delivering the managed advertising campaign, and have no insight into the pricing the Company negotiates with its customers.

Programmatic Media – Marketplaces

The Company generates revenue by connecting marketers and campaign managers to publishers with advertising inventory for connected television advertising. The Company narrows the selection of inventory based on the marketer’s targeted demographic, as identified by the Company’s audience segments. The Company maintains agreements with each publisher in the form of written service agreements, which sets out the terms of the relationship and the CPM for its advertising inventory. The Company facilitates the sale of their advertising inventory to the Company’s customers by listing them on third party supply-side platforms. Marketers and campaign managers participate in bids to purchase advertising inventory directly from publishers using the Company’s targeting service. The Company recognizes revenue, net of amounts it pays to publishers for the cost of advertising inventory, at a point in time when a bid is won, the impression is delivered and the buying process is complete. The Company recognizes revenue as an agent since the performance obligation has been identified as a service of facilitating the customer’s purchase of publisher inventory. The Company recognizes revenue based on the difference between the marketer’s bid CPM and the publisher’s fixed CPM. The Company does not have control over or the exclusive right to monetize the publisher’s advertising inventory. The Company cannot direct the advertising inventory to any customer and is not responsible for the fulfillment or effectiveness of its customers’ digital advertising campaigns. The customer decides which impressions to bid on in third party supply-side platforms and manages its own advertising campaign. In addition, the Company does not have sole discretion in establishing the sale price of the advertising inventory as the marketer and campaign managers establish this price through a bidding process through the supply-side platform.

Programmatic Media - Audience Segments

The Company makes its audience segments available for programmatic advertising via demand-side platforms. The Company contracts directly with the demand side platform through a master service agreement under which the Company earns a fixed rate for the impressions monetized by the demand side platform’s customers using the Company’s audience segments. The transaction price is based on a fixed rate CPM; however, the quantity of impressions is variable depending on the effectiveness of the audience segment in the generation of impressions. Revenue is recognized at a point in time as impressions are generated from the use of the audience segment. The Company considers the demand-side platforms to be its customer, and transfers control over the audience segment directly to such customers, who in turn utilize the data to provide advertising services to their end users.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Data

Daily Data Feed

The Company licenses its viewership data on a subscription basis to customers. Subscription-based fees include fixed and variable consideration agreed to in the form of written service agreements. To the extent there is variable consideration, the Company estimates such consideration at contract inception based on the assessment of historical, current, and forecasted performance noted and expected from the performance obligation. Variable consideration is reassessed at each reporting date, and the Company only includes variable consideration to the extent that it is not probable that a significant reversal in the amount of cumulative revenue recognized will occur when any uncertainty associated with the variable consideration is resolved. For the years ended December 31, 2020 and December 31, 2019, the amount of variable consideration recognized is immaterial. Revenue is recognized on a time elapsed basis, by day, as the services are delivered over the contractual term.

Research Reports and Dashboards

The Company provides marketers with viewership data analysis and insights on specific campaigns through the creation of research reports and dashboards. Research reports provide insight to the efficacy of advertising campaigns. The transaction price is fixed for each report contracted, as evidenced by a fully executed written agreement. Revenue is recognized at a point in time when the report is delivered to the customer. Revenue is recognized on a time elapsed basis, by day, as the customer is granted access to the dashboard over the contractual term.

Deferred Revenue

Deferred revenue consists of contract liabilities related primarily to payments received in advance of performance under the contract that are recognized as revenue once the revenue recognition criteria are met. Deferred revenue expected to be realized within one year is classified as current liabilities, and the remaining unsatisfied performance obligations are recorded as noncurrent liabilities in the consolidated balance sheets.

The timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets are created when invoicing occurs subsequent to revenue recognition. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional.

Cost of Revenue

Cost of revenue consists of expenses relating to traffic acquisition costs (“TAC”), data licensing fees, royalties to original equipment manufacturer (“OEM”) partners, network costs, data center operations, salaries, benefits, amortization of acquired technology, amortization of internally developed software costs, amortization of capitalized distribution costs, other expenses related to the Company’s customer support personnel and allocation of common costs.

Deferred Commissions

While the Company incurs costs for sales commissions to its sales employees, it applies the practical expedient and expenses commission costs when incurred, as most contracts are recognized over a period of one year or less.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Research and Development Costs

Research and development costs consist primarily of personnel costs and an allocation of the Company’s general overhead expenses. The Company continues to focus its research and development efforts on adding new features and products and increasing the functionality and enhancing the ease of use of its existing products.

Advertising Costs

Advertising costs are generally expensed when incurred and are included in sales and marketing expense in the consolidated statements of operations. The Company incurred advertising costs of $0.4 million and $1.3 million for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards, including stock options granted to employees, based on the estimated fair value on the date of grant. The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite vesting period, and forfeitures are accounted for as they occur.

Income Taxes

We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using an asset and liability approach. We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merit of the position. While we believe we have adequately reserved for our uncertain tax positions, because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Redeemable convertible Preferred Stock Warrant Liability

The Company’s warrants to purchase redeemable convertible preferred stock are classified as a liability on the consolidated balance sheets and held at fair value because the warrants are exercisable for contingently redeemable preferred stock, which is classified outside of stockholders’ deficit. The warrants are subject to remeasurement to fair value at each balance sheet date, and any change in fair value is recognized in the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

until the earlier of the exercise or expiration of the warrants, the conversion of the underlying shares of redeemable convertible preferred stock. Upon the exercise, expiration, or the completion of a liquidation event, the related warrant liability will be reclassified to additional paid-in capital.

Net Loss per Share

Loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing net income (loss) for the period by the weighted average number of shares of common stock outstanding plus, if potentially dilutive common shares outstanding during the period.

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding and potentially dilutive securities would have been anti-dilutive. Refer to Note 14 for details related to the calculations of basic and diluted earnings per share using the two-class method.

Comprehensive Income (Loss)

Comprehensive income (loss) encompasses all changes in equity other than those arising from transactions with stockholders, and typically consists of net loss and foreign currency translation adjustments. As of December 31, 2020 and 2019, the Company did not have other comprehensive income or loss besides net loss as reported on the consolidated statements of operations.

Recently Adopted Accounting Standards

In March 2020, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). This guidance provides optional expedients and exceptions for applying U.S. GAAP to contract modifications, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) that is expected to be discontinued, subject to meeting certain criteria. The guidance is effective as of March 12, 2020 through December 31, 2022. The Company made a policy election to elect a different reference rate for its financing and security agreement when LIBOR is discontinued. It is still uncertain when the transition from LIBOR to another reference rate will occur or which reference rate will become the accepted market alternative to LIBOR.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which simplifies the fair value measurement disclosure requirements, including removing certain disclosures related to transfers between fair value hierarchy levels and adds certain disclosures to related Level 3 investments. The Company adopted the standard on January 1, 2020, and it did not have a material effect on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718) (“ASU 2018-07”), which expands the scope of share-based compensation guidance to include share-based payment transactions for acquiring goods and services from nonemployees. The FASB has also issued an amendment to this update to include share-based payment awards granted to a customer. On January 1, 2019, the Company adopted ASU 2018-07, and the adoption did not have a material impact on its consolidated financial statements.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The guidance eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge (i.e. Step 2 of the current guidance), instead measuring the impairment charge as the excess of the reporting unit’s carrying amount over its fair value (i.e. Step 1 of the current guidance). The Company adopted ASU No. 2017-04 as of January 1, 2019, and the adoption did not have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires restricted cash and restricted cash equivalents to be included with cash and cash equivalents in the consolidated statement of cash flows. This new standard is effective for the Company in the fiscal year beginning January 1, 2019, with early adoption permitted. The Company adopted ASU No. 2016-18 and applied it on a retrospective basis for the annual period beginning January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), codified as ASC 606. The new guidance provides principles for recognizing revenue to which an entity expects to be entitled for the transfer of promised goods or services to customers. The new guidance also provides additional disclosure requirements related to the timing of recognition of contract costs, contract assets, and deferred revenue balances. The Company adopted ASU 2014-09 as of January 1, 2019 using the full retrospective method. The adoption of the new revenue standard did not result in a change in the timing or amount of revenue recognized.

Recent Accounting Pronouncements Not Yet Adopted

The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to “opt in” to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for nonpublic companies.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2021-04”). ASU 2021-04 outlines how an entity should account for modifications made to equity-classified written call options, including stock options and warrants to purchase the entity’s own common stock. The guidance in the ASU requires an entity to treat a modification of an equity-classified written call option that does not cause the option to become liability-classified as an exchange of the original option for a new option. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the equity-classified written call option or as termination of the original option and issuance of a new option. The guidance is effective prospectively for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, including in an interim period as of the beginning of the fiscal year that includes that interim period. The Company is currently in the process of evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which reduces the number of models used to account for convertible instruments from five to three by eliminating the beneficial conversion and cash conversion features models, amends calculations of diluted earnings per share (“EPS”) related to convertible instruments, and amends the requirements for a contract or embedded derivative that is potentially settled in an entity’s own shares to be classified in equity. ASU 2020-06 is expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. In addition, the standard update requires entities to calculate diluted EPS for convertible instruments by using the if-converted method, and entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities that meet the definition of a Securities and Exchange Commission (“SEC”) filer, excluding smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company is currently in the process of evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), to simplify the accounting for income taxes by removing certain exceptions to the general principles and also simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently in the process of evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance amends reporting of credit losses for assets held at amortized cost basis and available-for-sale debt securities to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. The guidance is effective for the Company’s fiscal year beginning January 1, 2023 due to subsequently issued guidance in November 2019 by FASB, ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The Company is currently in the process of evaluating the effects of the new guidance on the consolidated financial statements and the related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842) and also issued subsequent amendments to the initial guidance: ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, ASU No. 2019-01, ASU No. 2020-02, and ASU No. 2020-05 (collectively, “ASC 842”). ASC 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The amendments are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. ASC 842 must be adopted using a modified retrospective method and early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements. We currently anticipate that most of our operating lease commitments as disclosed in Note 11, will be recorded on the balance sheet as lease liabilities and right-of-use assets on a discounted basis. However, we do not anticipate that the adoption of this standard will have a material impact on our condensed consolidated statements of operations, as the expense recognition under the new standard will be similar to current practice. We also do not expect the adoption of this standard to have a material impact on our condensed consolidated statements of cash flows.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

3. Contracted Revenue

The following table provides information about disaggregated revenue from customers for the periods presented:

	Year Ended December 31,
	2020	2019
Audience	$90,569	$71,935
Data Services	16,262	12,982

Total revenue	$106,831	$84,917

For purposes of disaggregation of revenue, for the year ended December 31, 2020 and 2019, the Company recognized $9.2 million and $5.5 million, respectively, for over time performance obligations and $97.6 million and $79.4 million, respectively, for point in time performance obligations. Remaining performance obligations for contracts with an original expected duration of greater than one year amounted to $6.3 million and $0.7 million as of December 31, 2020 and 2019, respectively, which primarily relate to deferred revenue and data services contracts. As of December 31, 2020 and 2019, $3.9 million and $0.4 million, respectively, is expected to be recognized within one year, with the remaining amounts expected to be recognized thereafter.

The following table summarizes the changes in deferred revenue for the periods presented:

Balance at December 31, 2018	$1,374
Add: Unsatisfied performance obligations	2,450
Less: Revenue recognized during the period	(893)

Balance at December 31, 2019	$2,931

Add: Unsatisfied performance obligations	2,152
Less: Revenue recognized during the period	(1,423)

Balance at December 31, 2020	$3,660

As of December 31, 2020 and 2019, the Company had $1.4 million and $0.4 million of contract assets related to unbilled revenue on projects where the Company has performed under customer agreements but are not contractually able to invoice the customers. These amounts were included in prepaid expenses and other current assets in the consolidated balance sheets.

The Company primarily operates in the United States (“U.S.”). During the previous three years, the Company expanded operations into the United Kingdom (“U.K.”), Germany, Italy and Australia. The Company’s management analyzes geographical locations on a forward-looking basis to identify growth opportunities. For each of the years ended December 31, 2020 and 2019, approximately 6% of the Company’s total revenue (based on the location of the customer billing address) was generated outside of the U.S.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

4. Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value. Fair value is determined based on the exit price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 — Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Financial assets that are stated at fair value on a recurring basis consist of money market funds included within cash and cash equivalents. The fair value of the Company’s investments in certain money market funds is their face value and classified as Level 1.

The Company’s financial assets and liabilities measured at fair value are as follows:

	December 31, 2020
	Level 1	Level 2	Level 3
Assets:
Money market funds	$500	$—	$—

Total assets in fair value hierarchy	$500	$—	$—

Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$6,445
Derivative liability	—	—	1,187

Total liabilities in fair value hierarchy	$—	$—	$7,632

	December 31, 2019
	Level 1	Level 2	Level 3
Redeemable convertible preferred stock warrant liability	$—	$—	$2,129
Derivative Liability	—	—	270

Total liabilities in fair value hierarchy	$—	$—	$2,399

Level 3 financial liabilities consist of the derivative liability and the redeemable convertible preferred stock warrant liability for which there is no current market for the securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

The Company’s derivative liability represents embedded share-settled redemption features bifurcated from the underlying convertible notes (see Note 10) and is carried at fair value. The changes in the fair value of the derivative liability are recorded in gain on derivative liability in the consolidated statements of operations.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. Since derivative financial instruments are initially and subsequently carried at fair value, the Company’s income will reflect the volatility in these estimate and assumption changes.

The features embedded in the convertible notes are combined into one compound embedded derivative. The fair value of the share-settled redemption derivative liability was estimated based on the present value of the redemption discount applied to the principal amount of the convertible promissory notes, adjusted to reflect the weighted probability of exercise. The discount rate was based on the risk-free interest rate.

The Company uses the Black-Scholes option valuation model to value its redeemable convertible preferred stock warrant liability at inception and on subsequent valuation dates. Changes in the fair values of the redeemable convertible preferred stock warrant liability are recorded as loss (gain) on warrant liability in the consolidated statements of operations.

The Black-Scholes inputs used for the valuation of the Company’s redeemable convertible preferred stock warrant liability related to the warrants exercisable for its Series A redeemable convertible preferred shares are summarized below:

	Years ended December 31,
	2020	2019
Fair value of Series A redeemable convertible preferred stock	$5.30	$4.99
Expected volatility	65%	60%
Remaining term (years)	1.4	2.4
Risk-free interest rate	0.1%	1.6%
Dividend yield	0%	0%

The value for the Company’s redeemable convertible preferred stock warrant liability related to the warrants exercisable for the Company’s Series B redeemable convertible preferred stock were determined based upon their intrinsic value since their exercise price was nominal.

	Years ended December 31,
	2020	2019
Fair value of Series B redeemable convertible preferred stock	$9.14	$8.15
Expected volatility	60%	60%
Remaining term (years)	4.8	0.1 - 0.7
Risk-free interest rate	0.3%	1.6%
Dividend yield	0%	0%

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

The following table presents a reconciliation of the changes in fair value of the beginning and ending balances for the Company’s derivative liability at fair value using inputs classified as Level 3 in the fair value hierarchy:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Convertible preferred stock warrant liability	Derivative liability	Total
Balance at December 31, 2018	$2,319	$—	$2,319
Issuances	—	270	270
Change in fair value	104	—	104
Expirations	(294)	—	(294)

Balance at December 31, 2019	$2,129	$270	$2,399

Issuances	3,486	3,910	7,395
Exercises	(110)	—	(110)
Change in fair value	2,233	(2,422)	(189)
Extinguishment of host contract	—	(571)	(571)
Expirations	(1,293)	—	(1,293)

Balance at December 31, 2020	$6,445	$1,187	$7,632

During the years ended December 31, 2020 and 2019, changes in fair value on the Level 3 liabilities were recognized in the consolidated statements of operations.

During the years ended December 31, 2020 and 2019, there were no transfers in or out of Level 1, Level 2 or Level 3 from other levels in the fair value hierarchy.

5. Note Receivable

In August 2018, the Company entered into a security agreement with MyFlicklist, Inc. (“MyFlicklist”) in which the Company purchased a note with a principal amount of $2.0 million, which bears simple interest at a rate of 8% per annum with a maturity date of September 30, 2021 (the “Note”). MyFlicklist may prepay any of the principal and accrued interest outstanding on the Note at any time with no penalty.

In November 2020, the Note was prepaid in full to the Company.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

6. Property and Equipment

Property and equipment consist of the following for the periods presented:

	December 31,
	2020	2019
Computer equipment	$1,263	$1,263
Leasehold improvements	1,477	182
Furniture and fixtures	226	226
Software	21	221
Internally developed software	3,859	1,095
Construction in progress	—	203

Property and equipment, gross	6,846	3,190

Accumulated depreciation and amortization	(2,673)	(1,698)

Property and equipment, net	$4,173	$1,492

Total depreciation and amortization expense for property and equipment was $1.2 million and $0.4 million for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, substantially all of the Company’s long-lived assets are located in the United States.

7. Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of purchase consideration in a business combination over the fair value of tangible and intangible assets acquired net of the liabilities assumed.

Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets were as follows for the periods presented:

		December 31, 2020			December 31, 2019
	Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	5	$1,520	$(624)	$896	$1,520	$(320)	$1,200
Trade name	1	50	(50)	—	50	(50)	—
Acquired technology	5	3,480	(1,439)	2,042	3,480	(743)	2,738
License	3	301	(225)	75	301	(124)	176
Royalty right asset	*	50	—	50	239	—	239

Total intangible assets		$5,401	$(2,338)	$3,063	$5,590	$(1,237)	$4,353

*	The royalty right asset will be amortized as royalties are received.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

For the years ended December 31, 2020 and 2019, the Company recorded amortization expense for intangible assets of $1.3 million and $1.1 million, respectively. For the year ended December 31, 2020, $0.8 million, $0.3 million, and $0.2 million of the amortization expense was included in cost of revenue, sales and marketing expenses, and general and administrative expenses, respectively, in the consolidated statements of operations. For the year ended December 31, 2019, $0.8 million and $0.3 million of the amortization expense was included in cost of revenue and sales and marketing expenses, respectively, in the consolidated statements of operations.

The expected amortization related to definite-lived intangible assets is generally recorded on a straight-line basis and is expected to be approximately $1.1 million, $1.0 million and $1.0 million in fiscal years 2021, 2022 and 2023, respectively.

During the year ended December 31, 2020, the Company no longer expected to recover the full amount that was currently recorded for the royalty right asset, and an impairment charge of $0.2 million was recorded. The impairment amount is included in general and administrative expenses on the consolidated statements of operations. No impairment charge was recorded during the year ended December 31, 2019.

8. Other Assets

The Company’s other assets consist of the following for the periods presented:

	December 31,
	2020	2019
Distribution rights asset	$3,233	$2,555
Letter of credit	682	—
Deposits	1,512	2,199
Other	356	359

Total other assets	$5,783	$5,113

For the years ended December 31, 2020 and 2019, amortization expense related to the distribution right asset was $0.9 million and $0.7 million, respectively.

9. Accrued Liabilities

The Company’s accrued liabilities consist of the following for the periods presented:

	December 31,
	2020	2019
Accrued traffic acquisition costs	$5,952	$7,807
Accrued compensation and employee benefits	3,817	3,983
Accrued OEM payables	2,022	2,390
Deferred rent and liabilities	1,034	473
Tax liabilities	2,059	1,791

Total accrued liabilities	$14,884	$16,444

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

10. Debt

Debt instruments outstanding are as follows for the periods presented:

	December 31,
	2020	2019
Short-term debt
Revolving line of credit	$5,866	$7,083
Long-term debt
Payroll protection program loan	5,624	—
Convertible loans
Axwave Replacement Notes (including unamortized discount of $1,065 and $1,927, respectively)	1,041	679
2019 Convertible Promissory Notes (including unamortized discount of $266)	—	2,244
2020 Convertible Promissory Notes (including unamortized discount of $4,141)	5,196	—

Total convertible loans	6,237	2,923

Net carrying amount of debt	$17,727	$10,006

Pacific Western Loan and Security Agreement

On January 31, 2019, the Company entered into a loan and security agreement with Pacific Western Bank (“Pacific Western”) to provide a revolving line of credit in the amount of $10.0 million (the “Pacific Line of Credit”) and term loan up to $5.0 million (the “Term Loan”) (collectively, the “Loan and Security Agreement”). Borrowing under the Pacific Line of Credit, which were secured by the Company’s accounts receivable balances, incurred interest at a variable annual rate equal to the greater of (i) the Prime Rate then in effect, or (ii) 5.25%. The interest rate on the Term Loan was the greater of (i) 0.25% above the Prime Rate then in effect, or (ii) 5.50%. The Pacific Line of Credit was available through January 1, 2020, and the Term Loan expired unused at the same time. There were no outstanding balances under the Pacific Line of Credit or Term Loan for any periods presented.

In connection with the Loan and Security Agreement, the Company issued to Pacific Western a warrant exercisable for 4,000 shares of common stock with an exercise price of $2.64. The warrant was immediately exercisable in whole or in part over the term of the warrant. The warrant expires at the earlier of (i) 10 years from issuance; (ii) immediately prior to the closing of a qualifying IPO; or (iii) completion of a liquidation event. The warrant issuances do not have any provisions that would require cash settlement and are not puttable at the option of the holder, and, therefore, the Company determined that these warrants were equity-classified.

FastPay Line of Credit

In December 2019, the Company entered into a financing and security agreement with FFP Finance LLC (“FastPay”) to provide a revolving line of credit for 80% of the Company’s qualified accounts receivable invoices up to a maximum amount of $15.0 million with a maturity date of December 23, 2021 (the “FastPay Line of Credit”). Borrowing under the line of credit are secured by the Company’s accounts receivable balances. The interest rate is equal to 1/12 times the LIBOR rate plus 7% per annum, based on the net amount advanced. The Company expensed the immaterial direct loan costs incurred to execute the FastPay Line of Credit.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Beginning in January 2020, the Company was required to utilize twenty percent of its $15.0 million loan amount throughout the remaining duration of the agreement. In November 2020, the Company entered into an amendment to the agreement in which FastPay agreed to increase the advance rate on the Company’s eligible accounts receivable from 80% to 85%. As of December 31, 2020 and 2019, the total amount advanced under the FastPay Line of Credit was $5.9 million and $7.1 million, respectively, which is included in the revolving line of credit on the consolidated balance sheets. The outstanding balance of $5.9 million as of December 31, 2020 is due in full upon maturing of the line of credit on December 23, 2021.

Paycheck Protection Program Loan

In April 2020, the Company applied for the Paycheck Protection Program (“PPP”) and received a loan in the principal amount of $5.6 million with a maturity of April 2022 (the “PPP Loan”). The PPP, a provision of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), offers forgivable loans to small businesses facing uncertainty during the COVID-19 emergency, so an entity can retain workers, maintain payroll, and cover certain other existing overhead costs. Any portion of the PPP Loan that is not forgiven carries an interest rate of 1.00% and must be repaid within two years, where payments are deferred for the first six months.

In June 2021, the outstanding balance of the PPP Loan was forgiven in full, and the Company recognized a gain on early extinguishment of debt of $5.6 million, which consisted of the principal balance plus accrued interest.

Axwave Replacement Notes

In October 2018, the Company issued replacement debt related to the acquisition of Axwave, Inc. (“Axwave”), a company that provides real-time content identification, audience measurement and media monitoring products, in the form of notes convertible into the Company’s common stock upon maturity with a stated par value of $3.0 million, the interest rate is 5.0% per annum, which mature on November 1, 2022 (“Axwave Replacement Notes”). The Company determined the fair value of the Axwave Replacement Notes as $0.5 million upon issuance, and therefore, was issued at a discount of $2.5 million. The Company is accreting the value of the Axwave Replacement Notes to its face value over the term using the effective interest rate method. The effective interest rate is determined to be 68.2%.

In March 2020, the Company entered into an amendment with the holders of the Axwave Replacement Notes to make the remaining principal of $3.0 million and interest balance repayable beginning September 15, 2020 through November 1, 2022. The Company accounted for this amendment as a modification of the original Axwave Replacement Notes, as the present value of the future cash flows pre-modification and post-modification were not greater than or equal to 10%. The Company is accreting the value of the Axwave Replacement Notes to its face value over the term using the effective interest rate method. The modified effective interest is determined to be 86.8%.

The outstanding balances as of December 31, 2020 and 2019 were $1.0 million and $0.7 million, respectively, included in convertible loans on the consolidated balance sheets. Principal payments of $0.5 million were made as of December 31, 2020 related to this note. For the years ended December 31, 2020 and 2019, the accretion expense related to the Axwave Replacement Notes was $0.8 million and $0.5 million, respectively.

In March 2021, the Company repaid in full the Axwave Replacement Notes.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

2019 Convertible Promissory Notes

In December 2019, February 2020 and April 2020, the Company issued $4.9 million in promissory notes under a convertible promissory note agreement (the “2019 Convertible Notes”) for $2.5 million, $1.6 million, and $0.8 million, respectively. The 2019 Convertible Notes accrued interest at a fixed rate of 4.0% compounded annually and mature in December 2021. The 2019 Convertible Notes could be settled under the following scenarios:

(i) conversion to preferred and common stock upon a qualified financing with gross proceeds of at least $20.0 million at the lesser of:

(a) 85% of the issuance price of the preferred stock sold if the initial closing is before June 19, 2021,

(b) 80% of the issuance price of the preferred stock sold if the initial closing is after June 19, 2021, or

(c) a capped price, defined as the price per share equal to $450.0 million divided by the Company’s capitalization at the conversion date;

(ii) at the option of the holder upon a liquidation event, either upon conversion to common stock at the capped price, or paid in cash equal to accrued interest plus 1.25 times principal; or

(iii) upon or after maturity of the convertible promissory notes, settlement in cash at the outstanding accrued interest and principal amount.

The Company analyzed the conversion option for derivative accounting considerations under ASC 815, Derivatives and Hedging, and determined that the instrument should be classified as a liability since certain settlement features of the 2019 Convertible Notes were determined to not be clearly and closely associated with the risk of the debt-type host instrument and were required to be separately accounted for as derivative financial instruments. ASC 815 requires the Company to assess the fair market value of derivative liability at the end of each reporting period and recognize any change in the fair market value within other income or expense line item.

The Company determined its derivative liabilities to be a Level 3 fair value measurement during the year based on management’s estimate of the expected future cash flows required to settle the liabilities, and used the binomial pricing model to calculate the fair value (See Note 4). The Company determined the fair value of the derivative liability as $0.3 million upon issuance. The fair value of the derivative liability was recorded separately from the convertible notes with an offsetting amount recorded as a debt discount. The debt discount was amortized over the estimated life of the debt using the effective interest method. The effective interest is determined to be approximately 11.2%.

In May 2020, the outstanding principal and accrued interest of the 2019 Convertible Notes were replaced with the issuance of the 2020 Convertible Notes. The replacement of the 2019 Convertible Notes were accounted for as a debt extinguishment, as the present value of the future cash flows pre-modification and post-modification were greater than or equal to 10%. The Company recorded a $1.8 million loss on extinguishment of the 2019 Convertible Notes, which was included in other expense, net in the consolidated statements of operations.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

2020 Convertible Promissory Notes

In May 2020, the Company replaced the 2019 Convertible Notes and issued additional notes under a new convertible promissory note agreement (the “2020 Convertible Notes”). An aggregate of $9.3 million of notes were issued under the 2020 Convertible Notes, which included $5.0 million related to the cancellation and replacement of principal and accrued interest under the 2019 Convertible Notes, and $4.3 million of new notes issued for cash. The 2020 Convertible Notes accrue interest at a fixed rate of 4% compounded annually and mature in May 2022.

In connection with the 2020 Convertible Notes, the Company agreed to contingently issue warrants exercisable for 619,882 shares of Series B redeemable convertible preferred stock at an exercise price for each warrant equal to $0.01 if the Company has not signed a term sheet with respect to the next qualified equity financing or liquidation event by October 31, 2020, or if the Company has not consummated such an event by December 31, 2020. Since no term sheet was signed by October 31, 2020, these warrants were issued on this date during the year ended December 31, 2020. The fair value of the warrants at issuance of the 2020 Convertible Notes was determined to be $3.5 million, of which $1.9 million was allocated and included in the loss on extinguishment of the 2019 Convertible Notes and the remaining $1.6 million was recorded as debt discount on the 2020 Convertible Notes. The debt discount will be amortized over the estimated life of the debt using the effective interest method.

The 2020 Convertible Notes can be settled under the following scenarios:

(i) conversion to preferred and common stock upon a qualified financing with gross proceeds of at least $10.0 million at the lesser of:

(a) 75% of the issuance price of the preferred stock sold, or

(b) a capped price, defined as the price per share equal to $450.0 million divided by the Company’s capitalization at the conversion date;

(ii) at the option of the holder upon a liquidation event, either upon conversion to common stock at the capped price, or paid in cash equal to accrued interest plus 2.0 times principal; or

(iii) upon or after maturity of the convertible promissory notes, settlement in cash at the outstanding accrued interest and principal amount.

The Company analyzed the conversion terms and concluded that certain settlement features of the 2019 Convertible Notes were determined to not be clearly and closely associated with the risk of the debt-type host instrument and were required to be separately accounted for as derivative financial instruments. The Company will reassess the fair market value of the derivative liability at the end of each reporting period and recognize any change in other expense (income), net on the consolidated statements of operations.

The Company determined its derivative liabilities to be a Level 3 fair value measurement during the year based on management’s estimate of the expected future cash flows required to settle the liabilities, and used the binomial pricing model to calculate the fair value (See Note 4). The Company determined the fair value of the derivative liability as $3.9 million upon issuance. The fair value of the derivative liability was recorded separately from the convertible notes with an offsetting amount recorded as a debt discount. The debt discount is amortized over the estimated life of the debt using the effective interest method. The effective interest is determined to be approximately 66.5%.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

The outstanding balances as of December 31, 2020 and 2019 were $5.2 million and $2.2 million, respectively, included in convertible loans on the consolidated balance sheets. For the year ended December 31, 2020, the amortization expense in relation to the convertible notes was $1.2 million. The 2020 Convertible Notes were converted in connection with the issuance of Series C preferred stock in February 2021 (See Note 17).

Debt Maturities

As of December 31, 2020, the Company expected future contractual principal payments on its outstanding debt of $6.3 million and $16.6 million in 2021 and 2022, respectively. Due to the early repayment of the Axwave Replacement Notes and forgiveness of the PPP Loan during the first half of 2021, approximately $0.5 million and $7.2 million of principal payments that were originally due in 2021 and 2022, respectively, are no longer outstanding or due for payment in those respective years as of September 2, 2021.

11. Commitments and Contingencies

Leases

The Company leases office spaces under noncancelable operating lease agreements, which expire on various dates through 2024. The Company is required to pay property taxes, insurance and maintenance costs for certain of these facilities and will be required to pay any increases over the base year of these expenses on the remainder of the Company’s facilities.

For the years ended December 31, 2020 and 2019, rental expense for operating leases was $4.0 million and $3.5 million, respectively.

Certain of the Company’s operating leases contain predetermined fixed escalations of minimum rentals during the lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease from the date the Company takes possession of the office and records the difference between amounts charged to both cost of revenue and operating expense and amounts paid as deferred rent. As part of its lease agreements, the Company may receive lease incentives, primarily tenant improvement allowances and free rent. These allowances and free rent are also deferred and are amortized as a reduction of rent expense on a straight-line basis over the lease term. As of December 31, 2020 and 2019, $2.6 million and $0.5 million, respectively, was recorded as deferred rent.

As of December 31, 2020, the future minimum operating lease payments as of each year-end were as follows:

Fiscal year ending December 31:
2021	$3,719
2022	4,073
2023	1,227
2024	475
Thereafter	—

Total minimum future lease payments	$9,494

Legal Proceedings

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

12. Redeemable Convertible Preferred Stock

As of December 31, 2020, a summary of the redeemable convertible preferred stock outstanding and other related information was as follows:

	Shares Authorized	Shares Issued and Outstanding	Net Carrying Amount	Liquidation Preference
Series A redeemable convertible preferred stock	7,686,088	7,292,701	$9,225	$9,942
Series B redeemable convertible preferred stock	5,808,122	4,525,799	28,916	43,744

	13,494,210	11,818,500	$38,141	$53,686

As of December 31, 2019, a summary of the redeemable convertible preferred stock outstanding and other related information was as follows:

	Shares Authorized	Shares Issued and Outstanding	Net Carrying Amount	Liquidation Preference
Series A redeemable convertible preferred stock	7,686,088	7,485,975	$9,475	$9,942
Series B redeemable convertible preferred stock	4,900,000	4,670,914	29,999	36,905

	12,586,088	12,156,889	$39,474	$46,847

The rights, preferences, and privileges of the redeemable convertible preferred stock follow.

Voting

Each share of redeemable convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as noted below.

Holders of Series A and Series B redeemable convertible preferred stock, voting together as a single class on an as-converted basis, are entitled to certain protective provisions that require a majority of holders of preferred stock to approve, among other actions, a liquidation event, an amendment, waiver or repeal of provisions of the Company’s Certificate of Incorporation or Bylaws, a change to the number of directors of the corporation, and a declaration or payment of any dividend.

Holders of Series A redeemable convertible preferred stock, voting as a separate class, are entitled to elect one member to the Company’s board of directors (the “Board of Directors”). Holders of common stock,

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

voting as a separate class, are entitled to elect two members to the Board of Directors. Holders of common stock and preferred stock, voting together as a single class on an as-converted basis, are entitled to elect all remaining directors.

Dividends

The holders of Series A and Series B redeemable convertible preferred stock shall be entitled to receive, out of any funds legally available, dividends prior and in preference to any dividends paid on the common stock, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, when, as and if declared by the Board of Directors. No dividends have been declared or paid on the Company’s preferred stock since inception.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the Company, the holders of preferred stock shall be entitled to receive, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the issuance price per share of $1.2935 and $7.5316 for Series A and Series B redeemable convertible preferred stock, respectively, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any declared but unpaid dividends (the “Liquidation Preference”). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders of preferred stock in proportion to the Liquidation Preference such holders would otherwise be entitled to receive.

After payment of the Liquidation Preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock. If the holders of preferred stock would have been entitled to a larger distribution had they converted their shares to common stock, then the preferred stock will be deemed to have converted to common stock.

Redemption

The holders of redeemable convertible preferred stock have no voluntary rights to redeem shares. A liquidation, dissolution or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of its assets would constitute a redemption event. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a liquidation, dissolution or winding up of the Company would constitute a redemption event outside its control. Therefore, all shares of redeemable convertible preferred stock have been presented outside of permanent equity.

Conversion

Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock. The conversion price per share of Series A and Series B redeemable convertible preferred stock shall be $1.2953, and $7.5316 per share, respectively. As of December 31, 2020, the conversion ratio for redeemable convertible preferred stock was one-to-one.

Each share of preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company to the public not less than $30 million or (ii) the consent of holders of at least a majority of the then-outstanding shares of preferred stock, voting together as a single class on an as-converted basis.

Warrants for Redeemable Convertible Preferred Stock

The Company’s warrants to purchase redeemable convertible preferred stock are classified as a liability on the consolidated balance sheet at fair value upon issuance because the warrants are exercisable for contingently redeemable preferred stock, which is classified outside of stockholders’ deficit. The warrants are subject to remeasurement to fair value at each balance sheet date, and any change in fair value is recognized in the consolidated statements of operations as other expense, net.

The Company has the following warrants for redeemable convertible preferred stock outstanding for the periods presented:

	December 31,
	2020	2019
Preferred Series A warrants ($1.29 strike price)	200,100	200,100
Preferred Series B warrants ($0.01 strike price)	619,882	167,957

By their original terms, the Preferred Series A warrants may be cash or net exercised by the holder prior to the earlier of May 11, 2022 or the consummation of a public offering pursuant to an effective registration statement under the Securities Act of 1933. By their original terms, the Preferred Series B warrants may be cash or net exercised by the holder prior to the earlier of 5 years from the issue date, and automatically net exercise immediately prior to the consummation of a public offering pursuant to an effective registration statement under the Securities Act of 1933.

Refer to Note 4, Fair Value of Financial Instruments, for more information regarding the Company’s redeemable convertible preferred stock.

Preferred Stock Issuance in Connection with Common Ownership Transaction

In August 2019, the Company issued 318,043 shares of its Series B redeemable convertible preferred stock with a fair value of $2.6 million to Wove Technologies, Inc. (“Wove”) and its shareholders (See Note 16).

Preferred Stock Converted to Common Stock

In connection with the 2020 Convertible Promissory Notes, if a preferred stockholder held 150,000 or more shares of the Company’s outstanding Series B Preferred Stock as of May 5, 2020 and failed to purchase any 2020 Convertible Promissory Notes, then each outstanding share of preferred stock held by such investors shall automatically be converted into common stock of the Company (known as the “Special Mandatory Conversion”). Only one eligible preferred stockholder elected not to purchase any 2020 Convertible Promissory Notes, and 193,274 shares of Series A preferred stock and 158,392 shares of Series B preferred stock held by the investor as of May 5, 2020 were automatically converted into common stock. The accounting impact of the modification was immaterial.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

13. Common Stock and Stockholders’ Deficit

The Company had reserved shares of common stock, on an as-converted basis, for issuance as follows:

	December 31,
	2020	2019
Conversion of common stock warrants	357,000	357,000
Conversion of preferred stock	11,818,500	12,156,889
Conversion of preferred stock warrants	819,982	372,057
Conversion of Axwave Replacement Notes	142,857	142,857
Stock options outstanding	5,043,141	4,520,763
Shares reserved for 2011 stock plan	—	2,482,399
Shares reserved for 2020 stock plan	1,331,343	—
2020 Convertible notes (1)	—	—
2019 Convertible notes (2)	—	—

Total	19,512,823	20,031,965

(1)

As of December 31, 2020, the conversion of the 2020 Convertible Notes into redeemable convertible preferred stock was dependent on (i) the outstanding loan balance including accrued interest and the conversion stock per share price at the date of a qualified financing with gross proceeds of at least $10.0 million at the lesser of (a) 75% of the issuance price of the preferred stock sold, or (b) a capped price, defined as the price per share equal to $450.0 million divided by the Company’s capitalization at the conversion date; or (ii) occurrence of a liquidation event (see Note 10). These conversion features represented an embedded derivative and were recorded as the derivative liability in the consolidated balance sheets.

(2)

As of December 31, 2019, the conversion of the 2019 Convertible Notes into either preferred stock or common stock were dependent (i) the outstanding loan balance including accrued interest and the conversion stock per share price at the date of a qualified financing with gross proceeds of at least $20.0 million at the lesser of (a) 85% of the issuance price of the preferred stock sold if the initial closing is before June 19, 2021, (b) 80% of the issuance price of the preferred stock sold if the initial closing is after June 19, 2021, or (c) a capped price, defined as the price per share equal to $450.0 million divided by the Company’s capitalization at the conversion date; or (ii) occurrence of a liquidation event (see Note 10). These conversion features represented an embedded derivative and were recorded as the derivative liability in the consolidated balance sheets.

On December 28, 2011, the Company adopted the 2011 Stock Option and Grant Plan pursuant to which the Board of Directors may grant incentive stock options to purchase shares of the Company’s common stock, non-statutory stock options to purchase shares of the Company’s common stock, restricted stock awards, unrestricted stock awards, and restricted stock units (the “2011 Plan”). There were 14,059,561 shares of common stock originally reserved for issuance. Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. As of December 31, 2020, there were 4,237,141 shares issued and outstanding and no shares available for issuance under the plan, as the Company adopted the 2020 Equity Incentive Plan.

On July 28, 2020, the Company adopted the 2020 Equity Incentive Plan pursuant to which the Board of Directors may grant incentive stock options to purchase shares of the Company’s common stock, non-statutory

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

stock options to purchase shares of the Company’s common stock, restricted stock awards, unrestricted stock awards, and restricted stock units (the “2020 Plan”). Stock options generally have 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. As of December 31, 2020, there were a total of 1,861,620 shares reserved for issuance, and there were 806,000 shares issued and outstanding.

The following table outlines the stock option activity for the periods presented:

	Number of shares	Weighted- average exercise price	Weighted Average Remaining contractual life (Years)	Aggregate intrinsic value (1)
Balance at December 31, 2018	3,595,800	$1.52	5.94	$6,073
Granted	2,625,650	3.20
Exercised	(352,211)	0.56
Canceled and forfeited	(1,348,476)	2.92

Balance at December 31, 2019	4,520,763	2.13	5.89	5,478
Granted	2,393,201	3.37
Exercised	(626,782)	3.05
Canceled and forfeited	(1,244,041)	2.86

Balance at December 31, 2020	5,043,141	$2.43	5.80	$5,773
Vested and Exercisable as of December 31, 2020	2,972,753	$1.82	5.37	$5,191

(1)

Aggregate intrinsic value for stock options represents the difference between the exercise price and the per share fair value of the Company’s common stock, multiplied by the number of stock options outstanding, exercisable, or vested.

During the years ended December 31, 2020 and 2019, the weighted-average grant-date fair value of options granted was $1.85 and $1.81 per share, respectively. During the years ended December 31, 2020 and 2019, the weighted-average grant-date fair value of options vested was $1.12 and $0.84 per share, respectively. During the years ended December 31, 2020 and 2019, the total intrinsic value of options exercised was $0.3 million and $1.0 million, respectively.

From January 1, 2021 through September 1, 2021, the Company granted stock options to purchase up to 451,542 shares of common stock to its employees under its 2020 Stock Plan with a weighted average exercise price of $3.57 per share.

Stock-Based Compensation Expense

Stock-based compensation expense by category was as follows for the periods presented:

	Year Ended December 31,
	2020	2019
Cost of revenues	$31	$18
Research and development	202	422
Sales and marketing	513	392
General and administrative	1,478	523

Total stock-based compensation	$2,224	$1,355

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

As of December 31, 2020, unrecognized stock-based compensation expense related to outstanding unvested stock options that are expected to vest was approximately $3.9 million and was expected to be recognized over a weighted-average period of approximately 1.46 years.

Employee Stock Options Valuation

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The assumptions used to estimate the fair value of stock options granted were as follows for the periods presented:

	Year Ended December 31,
	2020	2019
Weighted average fair value of common stock	$3.37	$3.20
Expected volatility	57.8% - 62.3%	56.5% - 58.1%
Average remaining term (years)	5.8	5.9
Risk-free interest rate	0.3% - 1.5%	1.3% - 2.5%
Dividend yield	0%	0%

Given the absence of a public market for the Company’s common stock, the Company estimates the fair value of its common stock utilizing numerous objective and subjective factors to determine the fair value of its common stock at each grant date. These factors include, but are not limited to (i) independent contemporaneous third-party valuations of common stock; (ii) the prices for the Company’s redeemable convertible preferred stock sold to outside investors; (iii) the rights and preferences of redeemable convertible preferred stock relative to common stock; (iv) the lack of marketability of its common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions. The expected term of the stock options is estimated using the simplified method permitted under guidance of the SEC. As the Company does not have a trading history for its common stock, the expected volatility of the Company’s stock price is derived from the average historical volatility for industry peers that are considered to be comparable over a period equivalent to the expected term of the stock option grants. The risk-free interest rate is based on the yields of the U.S. Treasury securities with maturities similar to the expected term of each of the stock option awards. The Company has never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero.

Employee Loans

In January and April 2012, the Company entered into multiple note receivable agreements in the amount of $0.2 million with various employees in connection with the purchase of 2,938,100 shares of common stock. During the year ended December 31, 2020, the Company entered into additional note receivable agreements in the amount of $1.7 million with various employees in connection with the early exercise of 536,351 shares of common stock. These promissory notes are partially collateralized by shares and are considered nonrecourse for accounting purposes. For accounting purposes, exercised options via these promissory notes are not substantive and continue to be treated as options.

As of December 31, 2020, the Company had 3,474,451 shares of stock options that were exercised via outstanding promissory notes considered nonrecourse for accounting purposes totaling $1.9 million. As of December 31, 2019, the Company had 2,938,100 shares of stock options that were exercised via promissory notes considered nonrecourse for accounting purposes totaling $0.2 million. As of December 31, 2020, these promissory notes have not been repaid.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Nonemployee Awards

As of December 31, 2020 and 2019, the Company had outstanding non-employee common stock awards of 557,717 and 533,134, respectively. In 2019, the Company issued 29,993 restricted stock awards to a non-employee under the 2011 Plan with a weighted-average grant date fair value of $3.34. The Company did not issue any restricted stock awards to non-employees in 2020. The Company recorded $0.1 million in expense to sales and marketing expense in the consolidated statements of operations during the year ended December 31, 2019, and the awards vested entirely in 2019.

Warrants for Common Stock

During the year ended December 31, 2019, the Company issued a common stock warrant exercisable for 4,000 shares in connection with the Loan and Security Agreement (see Note 10). The warrants are recorded as equity instruments at their grant date fair value calculated using the Black-Scholes-Merton option pricing model. The assumptions used to estimate the fair value of the Pacific Western warrants granted during the year ended December 31, 2019 were as follows:

Weighted average fair value of common stock	$3.21
Expected volatility	50%
Remaining term (years)	10.0
Risk-free interest rate	2.63%
Dividend yield	0%

Common Stock Issued in Connection with Acquisitions

In connection with the acquisition of Screen6 B.V. (“Screen6”), a company that operates a real-time cross-device customer identity resolution platform based in Amsterdam, Netherlands in December 2018, the Company was required to issue 421,053 shares of its common stock as equity consideration, of which 91,909 shares were considered closing shares and the remainder were deferred shares to be issued at certain anniversary dates from the closing date. Of the 91,909 closing shares, 66,207 shares were issued at the acquisition date in December 2018, 24,251 shares were issued during the year ended December 31, 2019, and the remaining 1,451 shares were withheld to cover indemnifications. Of the deferred shares, 164,572 shares were issued during the year ended December 31, 2019, and the remaining 164,572 shares were issued during the year ended December 31, 2020.

The Company issued 109,714 shares of common stock during the year ended December 31, 2020 in connection with the contingent consideration as the milestones were achieved.

14. Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture as they are not deemed to be issued for accounting purposes. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including redeemable convertible preferred stock, stock options, and warrants, to the extent they are dilutive.

The Company applied the two-class method to calculate its basic and diluted net loss per share of common stock, as its redeemable convertible preferred stock are deemed participating securities. Under the two-class method, the Company allocates earnings utilizing a formula that treats a participating security as having rights to earnings that

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

otherwise would have been available to common stockholders. However, the two-class method does not impact the net loss per share of common stock, as the Company was in a loss position for each of the periods presented and holders of redeemable convertible preferred stock do not have to participate in losses.

The Company determines the potential dilutive effect of warrants to purchase common stock and stock options outstanding (“contingently-issuable shares”) on EPS using the treasury-stock method. Under this method, the Company determines the proceeds that would be received from the issuance of the contingently- issuable shares if the end of the reporting period were the end of the contingency period. The proceeds from the contingently-issuable shares include the remaining unrecognized compensation expense of the awards and the cash received for the exercise price on stock options. The Company then uses the average market price of its common shares during the period the contingently-issuable shares were outstanding to determine how many shares it could repurchase with the proceeds raised from the issuance of the contingently-issuable shares. The net incremental share count issued represents the potential dilutive securities. The Company then reallocate earnings to participating shares by incorporating the increased fully-diluted share count to determine diluted EPS. No potentially dilutive shares were included in the net loss per share calculation due to the Company’s loss position and the antidilutive effect these securities would have had on net loss per share.

The computation of the Company’s basic and diluted net loss per share of common stock attributable to common stockholders was as follows:

	Year Ended December 31,
	2020	2019
Numerator:
Net loss	$(7,561)	$(27,888)
Deemed contribution by preferred stockholder	—	1,455

Net loss attributable to common stockholders	(7,561)	(26,433)
Denominator:
Weighted average shares used to compute basic and diluted net loss per share	13,047,194	12,314,269
Net loss per common share - basic and diluted	$(0.58)	$(2.15)

The computation of net loss per common share above excludes 3,474,458 and 2,938,107 shares related to the 2012 and 2020 Loans from the weighted average share calculation as of December 31, 2020 and 2019, respectively. For accounting purposes, options exercised via nonrecourse promissory notes are not substantive and continue to be treated as outstanding options and are excluded from the computation of net loss per common share.

In addition to the 3,474,458 and 2,938,107 shares related to the 2012 and 2020 Loans as of December 31, 2020 and 2019, respectively, potentially dilutive securities that were excluded from the diluted per share calculation because they would have been anti-dilutive were as follows:

	Year Ended December 31,
	2020	2019
Redeemable convertible preferred stock	11,818,500	12,156,889
Outstanding stock options	5,043,141	4,520,763
Warrants to purchase common stock	357,000	357,000
Warrants to purchase preferred stock	819,982	368,057

Total anti-dilutive securities	18,038,623	17,402,709

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

The convertible promissory notes are contingently convertible (as discussed in Note 10), and the conditions for the convertible feature were not satisfied as of December 31, 2020 or 2019. Accordingly, the Company excluded the potentially dilutive shares from the calculation of diluted net loss per share.

15. Income Tax

The Company’s net loss before provision for income taxes was as follows for the periods presented:

	Year Ended December 31,
	2020	2019
Domestic	$(7,569)	$(27,853)
International	40	(283)

Loss before income taxes	$(7,529)	$(28,136)

The components of the provision for income taxes are as follows for the periods presented:

	Year Ended December 31,
	2020	2019
Current:
Federal	$—	$(249)
State	117	52
Foreign	41	86

Total current tax expense	158	(111)

Deferred:
Federal	—	—
State	—	—
Foreign	(126)	(137)

Total deferred tax benefit	(126)	(137)

Total income tax expense (benefit)	$32	$(248)

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

The items accounting for the difference between income taxes computed at the federal statutory rate and the income tax expense consisted of the following for the periods presented:

	Year Ended December 31,
	2020	2019
Statutory tax rate	21.0%	21.0%
State taxes	(1.4)%	(0.2)%
Disallowed interest deductions	(7.1)%	(0.1)%
Research and development credits	4.5%	7.3%
Stock-based compensation	(3.9)%	(0.8)%
Warrant mark-to-market	(6.3)%	0.0%
Foreign intangible assets reclassified from U.S.	(1.4)%	(0.4)%
Nondeductible items	0.0%	(1.4)%
Foreign income and withholding taxes	1.3%	0.0%
Valuation allowance	(5.6)%	(21.8)%
GILTI	(0.2)%	(0.7)%
Other, net	(1.3)%	(2.0)%

Total income tax expense (benefit)	(0.4)%	0.9%

Deferred tax assets and liabilities consist of the following for the periods presented:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$5,589	$6,124
Stock-based compensation	368	135
Research and development credits	5,327	4,556
Accruals and reserves	1,334	604
Deferred revenue	353	71
Other	20	25

Total deferred tax assets	12,991	11,515

Deferred tax liabilities:
Fixed and intangible assets	(1,644)	(1,189)
Convertible notes	(705)	(556)

Total deferred tax liabilities	(2,349)	(1,745)
Valuation allowance	(11,019)	(10,273)

Net deferred tax liabilities	$(377)	$(503)

As of December 31, 2020, due to the Company’s history of losses, the Company believes it is more likely than not that its deferred tax assets will not be realized. The amount of deferred tax assets realizable in future periods may change as management continues to reassess the underlying factors it uses in estimating future taxable income.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

In determining the need for a valuation allowance, the Company weighs both positive and negative evidence in the various jurisdictions in which it operates to determine whether it is more likely than not that its deferred tax assets are recoverable. In assessing the ultimate realizability of its deferred tax assets, the Company considers all available evidence, including cumulative historic and forecasted losses.

Accordingly, the Company does not believe it is more likely than not that certain of its U.S. deferred tax assets will be realized. A valuation allowance has been established in the U.S. As of December 31, 2020 and 2019, the Company has U.S. federal net operating losses of approximately $22.7 million and $24.4 million, respectively. As of December 31, 2020 and 2019, the Company had U.S. state net operating losses of approximately $11.5 million and $12.9 million, respectively. $22.0 million of Federal net operating losses were generated in 2018 and after and will be carried forward indefinitely. The pre-2018 federal operating losses will begin to expire in 2036, if not utilized. The state net operating losses will begin to expire based on the income tax laws of each state if not utilized. As of December 31, 2020 and 2019, the Company also has federal research and development credits of $4.1 million and $3.7 million, respectively. As of December 31, 2020 and 2019, the Company also has state research and development credits of $3.1 million and $2.6 million, respectively. Federal research and development credits will begin to expire in 2032 if not utilized. California research and development credit carryforwards have no expiration date.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

A Section 382 ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of the Company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. The Company acquired Axwave, Inc. in 2018. Following the acquisition, a formal Section 382 limitation study was performed. It is determined that the net operating loss carryforwards from Axwave, Inc. are limited by Section 382. The Company performed a refresh study in 2020 and determined there is no further Section 382 limitation on its net operating loss carryforwards and other tax attributes. The Company has properly reflected the limitation in its audited financial statements.

Undistributed earnings of the Company’s foreign subsidiaries are considered to be indefinitely reinvested and accordingly, no provision for applicable income taxes has been provided thereon. Upon distribution of those earnings, the Company would be subject to withholding taxes payable to various foreign countries. As of December 31, 2020 and 2019, the undistributed earnings of the Company’s foreign subsidiaries were immaterial. The Company has adopted authoritative guidance which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

The Company maintains liabilities for uncertain tax positions. These liabilities involve considerable judgment and estimation and are continuously monitored by management based on the best information available, including changes in tax regulations, the outcome of relevant court cases, and other information. A reconciliation of the beginning and ending amount of gross unrecognized benefits is as follows:

	Year Ended December 31,
	2020	2019
Unrecognized tax benefits - beginning of year	$1,668	$847
Gross increase for prior years’ tax positions	—	728
Gross increase for current year tax positions	297	93

Unrecognized tax benefits - end of year	$1,965	$1,668

If the balance of gross unrecognized tax benefits of $2.0 million as of December 31, 2020 were realized in a future period, it would result in a tax benefit, within the provision for income taxes at such time, in the amount of less than $0.1 million. The amount varies from the total unrecognized tax benefits of approximately $2.0 million due to indirect effects of the unrecognized tax benefits and the Company’s valuation allowance position.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. As of December 31, 2020, the Company has recorded an immaterial amount in interest and penalties related to its unrecognized tax benefits.

The Company files income tax returns in the U.S. federal, California, and other various state and international jurisdictions. The United States, state, and foreign jurisdictions have statutes of limitations that generally range from three to four years. As of December 31, 2020, there were no on-going examinations.

16. Related Party Transactions

Employee Loans

In December 2011, January, April and October 2012, the Company entered into multiple note receivable agreements in the amount of approximately $0.2 million with various employees in connection with the issuance of 2,938,100 shares of restricted common stock (the 2012 Loans). The 2012 Loans were secured by the underlying restricted common stock and were issued with an annual interest rate of 1.5%. Certain events would accelerate repayment of the outstanding balances, including, but not limited to, termination of service of the employee, disposition of the pledged shares, default of principal and accrued interest, and insolvency. In the third quarter of 2021, various employees settled less than $0.1 million of 2012 Loans, which included repayment of principal outstanding and an immaterial amount of accrued interest. As of September 2, 2021, approximately $0.1 million of principal remains outstanding.

During the year ended December 31, 2020, the Company entered into multiple note receivable agreements in the amount of approximately $1.7 million with various employees in connection with the early exercise of options for 536,351 shares of common stock (the 2020 Loans). The 2020 Loans were secured by the early exercised shares and were issued at an interest rate of 0.38% per annum. Certain events would accelerate repayment of the outstanding balances, including, but not limited to, termination of service of the employee, consummation of a defined liquidation event, default of principal and accrued interest, and insolvency. As of September 2, 2021, approximately $1.7 million of principal remains outstanding.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

These promissory notes are partially collateralized by shares and are considered nonrecourse for accounting purposes. (Note 13). Since the notes are deemed nonrecourse for accounting purposes, they are considered an option to purchase shares of the Company’s common stock for accounting purposes and were not recorded as notes receivable in the Company’s consolidated balance sheets.

Common Ownership Transaction

In August 2019, the Company entered into an equity financing transaction with Wove, a data integration platform. As part of the transaction, the Company acquired $4.2 million in cash and immaterial other assets. In return, the Company issued 318,043 shares of its Series B redeemable preferred stock with a fair value of $2.6 million as of the date of the transaction. August Capital, an investor who owns approximately 21% of the fully diluted equity of the Company as of December 31, 2020, owned approximately 50% equity interest in Wove, all of which interest was acquired prior to the Company’s acquisition of Wove. The excess of the cash acquired over the fair value of the Series B redeemable preferred stock issued to August Capital was recognized as a capital contribution.

Warrants Issued Concurrently with 2020 Convertible Notes

In May 2020, the Company replaced the 2019 Convertible Notes, which were issued to an existing investor and issued additional notes to various related parties under the 2020 Convertible Notes (See Note 10), including the Company’s Chief Executive Officer and Chief Financial Officer in the amount of $0.3 million and $0.1 million, respectively. An aggregate of $9.3 million of notes were issued under the 2020 Convertible Notes, which included $5.0 million related to the cancellation and replacement of principal and accrued interest under the 2019 Convertible Notes. In connection with the 2020 Convertible Notes, the Company issued warrants to the various related parties, which became exercisable during the year ended December 31, 2020 (See Note 10).

17. Subsequent Events

The Company evaluated subsequent events through September 2, 2021, the date on which these consolidated financial statements as of and for the years ended December 31, 2020 and 2019 were available to be issued.

Series C Preferred Stock

In February 2021, the Company entered into a Series C preferred stock purchase agreement with certain investors, and upon approval by the Board of Directors, the Company completed a Series C preferred stock financing at a price per share of $11.5652. The Company issued 2,604,519 shares of Series C preferred stock in exchange for net cash proceeds of $20.5 million and the conversion of $9.6 million of principal and unpaid, accrued interest of the 2020 Convertible Notes. Issuance costs were insignificant.

Expansion of Option Pool

In April 2021, the Company’s Board of Directors approved an increase to the number of shares available under the Company’s 2020 Plan of one million shares.

SAMBA TV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Amendment of 2015 Warrants

The Company had previously issued certain warrants to purchase shares of the Company’s Series B Preferred Stock (the “2015 Warrants”) in connection with the Company’s 2015 Amended and Restated Note Purchase Agreement (the “2015 Convertible Notes”). Certain of those warrants expired without exercise in 2019 and 2020. The expiration of these warrants was recognized as additional paid-in-capital of $1.3 million and $0.3 million in 2020 and 2019, respectively.

In the third quarter of 2021, the Board of Directors and a majority-in-interest of the noteholders approved and executed, respectively, an amendment to the 2015 Convertible Notes, which extended the exercise period of the 2015 Warrants through September 15, 2021. Warrant holders subsequently exercised the 2015 Warrants with respect to 192,408 shares of the Company’s Series B Preferred Stock. The Company is currently assessing the impacts of the amendment and subsequent exercise, which is expected to be a non-cash expense of approximately $2.3 million based on a preliminary valuation.

SAMBA TV, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts and per share data)

	September 30, 2021	December 31, 2020
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,145	$10,186
Accounts receivable, net of allowance of $1,321 and $551 as of September 30, 2021 and December 31, 2020, respectively	37,526	35,960
Prepaid expenses and other current assets	3,536	2,484

Total current assets	57,207	48,630

Property and equipment, net	5,093	4,173
Intangible assets, net	2,236	3,063
Goodwill	6,324	6,324
Other assets	8,336	5,783

Total assets	$79,196	$67,973

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$16,752	$13,787
Accrued liabilities	13,547	14,884
Deferred revenue	4,574	2,329
Revolving line of credit	3,898	5,866
Other current liabilities	182	69

Total current liabilities	38,953	36,935
Deferred revenue	132	1,331
Convertible loans ($195 due to related parties as of December 31, 2020)	—	6,237

Long-term debt	—	5,624
Derivative liability	—	1,187
Deferred tax liability	348	377
Convertible preferred stock warrant liability	10,443	6,445
Other long-term liabilities	959	1,925

Total liabilities	50,835	60,061
Commitments and contingencies (Note 8)

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.0001 par value—7,492,801 and 7,686,088 shares authorized as of September 30, 2021 and December 31, 2020; 7,292,701 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	9,225	9,225
Series B redeemable convertible preferred stock, $0.0001 par value—5,145,681 and 5,808,122 shares authorized as of September 30, 2021 and December 31, 2020, respectively; 4,741,441 and 4,525,799 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	31,681	28,916
Series C redeemable convertible preferred stock, $0.0001 par value—2,604,519 shares authorized, issued, and outstanding as of September 30, 2021; none authorized, issued, and outstanding as of December 31, 2020	30,086	—

Stockholders’ deficit:
Common stock $0.0001 par value—43,000,000 and 37,109,000 shares authorized as of September 30, 2021 and December 31, 2020, respectively; 17,629,420 and 16,942,778 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	3	3
Additional paid-in capital	19,295	14,644
Accumulated deficit	(61,929)	(44,876)

Total stockholders’ deficit	(42,631)	(30,229)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$79,196	$67,973

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAMBA TV, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share amounts and per share data)

	Nine Months Ended September 30,
	2021	2020
	(unaudited)
Revenue	$82,825	$67,015
Cost of revenue	49,095	38,081

Gross profit	33,730	28,934

Operating expenses:
Research and development	8,452	9,855
Sales and marketing	17,411	15,444
General and administrative	17,842	11,846

Total operating expenses	43,705	37,145

Operating loss	(9,975)	(8,211)
Other expense, net
Interest expense, net	875	1,907
(Gain) loss on extinguishment of debt	(498)	1,776
Loss (gain) on derivative liability	167	(852)
Loss on change in fair value of warrant liability	6,596	1,363
Other (income) expense, net	(220)	204

Total other expense, net	6,920	4,398

Loss before income taxes	(16,895)	(12,609)
Income tax expense	158	119

Net loss	$(17,053)	$(12,728)

Net loss per share attributable to common stockholders:
Basic and diluted	$(1.22)	$(0.98)

Weighted average shares outstanding attributable to common stockholders:
Basic and diluted	13,990,410	12,975,806

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAMBA TV, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts and per share data)

(unaudited)

	Redeemable Convertible				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	12,156,889	$39,474	15,690,044	$3	$9,344	$(37,315)	$(27,968)

Net loss	—	—	—	—	—	(12,728)	(12,728)
Issuance of Series B preferred stock upon exercise of preferred stock warrants	13,277	110	—	—	—	—	—
Expiration of Series B preferred stock warrants	—	—	—	—	1,293	—	1,293
Issuance of common stock in connection with acquisition	—	—	54,858	—	—	—	—
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	54,982	—	102	—	102
Vesting of early exercised stock options	—	—	—	—	1	—	1
Stock-based compensation expense	—	—	—	—	1,747	—	1,747
Conversion of preferred stock to common stock	(351,666)	(1,443)	351,666	—	1,443	—	1,443

Balance at September 30, 2020	11,818,500	$38,141	16,151,550	$3	$13,930	$(50,043)	$(36,110)

Balance at December 31, 2020	11,818,500	$38,141	16,942,778	$3	$14,644	$(44,876)	$(30,229)

Net loss	—	—	—	—	—	(17,053)	(17,053)
Issuance of Series B preferred stock upon exercise of preferred stock warrants	215,642	2,600	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	409,263	—	1,316	—	1,316
Issuance of Series C preferred stock- net of immaterial issuance costs	1,772,395	20,462	—	—	—	—	—
Issuance of Series C preferred stock upon conversion of debt	832,124	9,624
Issuance of common stock upon conversion of debt			277,379	—	1,354	—	1,354
Stock-based compensation expense	—	—	—	—	1,981	—	1,981
Issuance of preferred stock warrant awards to employees	—	165	—	—	—	—	—

Balance at September 30, 2021	14,638,661	$70,992	17,629,420	$3	$19,295	$(61,929)	$(42,631)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAMBA TV, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended September 30,
	2021	2020
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,053)	$(12,728)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,349	1,599
Amortization of distribution rights asset	855	711
Deferred income taxes	(29)	22
Stock-based compensation expense	1,965	1,629
(Gain) loss on debt extinguishment	(498)	1,776
Accretion of discount on convertible notes	462	1,465
Allowance for doubtful accounts	769	142
Revaluation of convertible preferred stock warrant liability and derivative liability	4,525	511
Noncash expense related to reissuance of preferred stock warrants	2,238	—
Other	—	(137)
Changes in operating assets and liabilities (net of effects of acquisitions):
Accounts receivable	(2,335)	2,825
Prepaid expenses and other current assets	(1,052)	(114)
Other assets	(2,409)	(2,158)
Accounts payable	2,965	790
Accrued liabilities	(1,666)	(3,961)
Other current liabilities	113	(390)
Deferred revenue	1,046	2,213
Other long-term liabilities	(961)	(63)

Net cash used in operating activities	(8,716)	(5,868)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(154)	(1,086)
Principal collections on note receivable	—	450
Capitalized internal-use software costs	(2,107)	(1,795)

Net cash used in investing activities	(2,261)	(2,431)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible loans	—	6,885
Payments on convertible loans	(2,490)	(283)
Repayments on revolving lines of credit	(1,968)	(3,018)
Proceeds from long-term debt under Payroll Protection Program	—	5,610
Proceeds from the issuance of preferred stock, net of issuance costs	20,462	—
Proceeds from exercises of stock options	1,316	102
Deferred offering costs	(384)	—

Net cash provided by financing activities	16,936	9,296
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,959	997
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year	10,186	11,262

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	$16,145	$12,259

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$384
Cash paid for interest	57	150
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Fair value of derivative liability for discount on convertible loans issued	$1,354	$3,888
Unpaid deferred offering costs related to initial public offering	615	—
Noncash settlement of convertible loans in connection with issuance of Series C redeemable convertible preferred stock	9,624	—
Issuance of Series B warrants in connection with convertible loans	—	3,487
Conversion of convertible preferred stock to common stock	—	1,443
Exercise of Series B warrants	2,600	110
Expiration of Series B warrants	—	1,293

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

1. Description of Business

Samba TV, Inc. and its subsidiaries (collectively, the “Company” or “Samba TV”) was founded in 2008 and is incorporated in the state of Delaware. The Company is headquartered in San Francisco, California and has operations in North America, Europe and Asia. Using its proprietary content identification software, which measures consumer television viewership behavior, the Company provides advertising, data and analytic services to its customers.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements include the Company’s accounts and those of its subsidiaries and are expressed in U.S. dollars. All intercompany balances have been eliminated in consolidation. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2020 (the “2020 Annual Report”).

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period. Significant items subject to such estimates and assumptions include: for revenue recognition, determining the nature and timing of satisfaction of performance obligations, gross versus net revenue recognition; determining the fair value of share-based awards, preferred stock warrants and derivative liabilities; the impairment of goodwill and intangible assets; useful lives of tangible and intangible assets; and the valuation of deferred income tax assets. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated balance sheet as of September 30, 2021 and the consolidated statements of operations, and cash flows for the nine months ended September 30, 2021 and 2020, and the consolidated statements of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2021, and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2021 and its results of operations and cash flows for the nine months ended September 30, 2021 and 2020. The results of operations for the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any other period.

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other costs related to our proposed IPO. Upon consummation of the IPO, the deferred offering costs will be reclassified to equity and recorded against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. The Company capitalized $1.0 million of deferred offering costs within non-current other assets in the consolidated balance sheet as of September 30, 2021. No offering costs were capitalized as of December 31, 2020.

COVID-19

In December 2019, an outbreak of the novel coronavirus, or COVID-19, disease was first identified and began to spread across the globe. In March 2020, the World Health Organization declared COVID-19 a pandemic, impacting many countries around the world. Governments have instituted lockdowns or other similar measures to slow infection rates. In accordance with the various shelter-in-place and other social distancing orders and recommendations of applicable government agencies, substantially all of the Company’s employees have transitioned to work-from-home operations. The Company’s customers and business partners are also subject to various and changing shelter-in-place and other social distancing orders and recommendations, which have changed the way the Company interacts with its customers and business partners. The severity and duration of the COVID-19 pandemic is uncertain, as such uncertainty will likely continue in the near term. The Company will continue to actively monitor the situation, including the impact to its employees, customers and partners.

Restricted Cash

In connection with lease transactions for its San Francisco, California office, the Company had restricted cash pledged as collateral primarily representing a security deposit required by its lease agreement. As of September 30, 2021 and December 31, 2020, restricted cash was immaterial.

The lease agreement expired on April 30, 2020, and encumbrances on the security deposit were released.

Credit Risk and Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. At their respective dates of acquisition, the maturities of the Company’s certificate of deposits were one year. The Company monitors for uncollectible accounts on an ongoing basis.

There were no customers which represented greater than 10% of total revenue for the nine months ended September 30, 2021 and 2020. One customer accounted for approximately 12% of total accounts receivable as of September 30, 2021; however, there was no single customer that represented greater than 10% of total accounts receivable as of December 31, 2020.

Recently Adopted Accounting Standards

In March 2020, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). This guidance provides optional expedients and exceptions for

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

applying U.S. GAAP to contract modifications, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) that is expected to be discontinued, subject to meeting certain criteria. The guidance is effective as of March 12, 2020 through December 31, 2022. The Company made a policy election to elect a different reference rate for its financing and security agreement when LIBOR is discontinued. It is still uncertain when the transition from LIBOR to another reference rate will occur or which reference rate will become the accepted market alternative to LIBOR.

Recent Accounting Pronouncements Not Yet Adopted

The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to “opt in” to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for nonpublic companies.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2021-04”). ASU 2021-04 outlines how an entity should account for modifications made to equity-classified written call options, including stock options and warrants to purchase the entity’s own common stock. The guidance in the ASU requires an entity to treat a modification of an equity-classified written call option that does not cause the option to become liability-classified as an exchange of the original option for a new option. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the equity-classified written call option or as termination of the original option and issuance of a new option. The guidance is effective prospectively for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, including in an interim period as of the beginning of the fiscal year that includes that interim period. The Company is currently in the process of evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which reduces the number of models used to account for convertible instruments from five to three by eliminating the beneficial conversion and cash conversion features models, amends calculations of diluted earnings per share (“EPS”) related to convertible instruments, and amends the requirements for a contract or embedded derivative that is potentially settled in an entity’s own shares to be classified in equity. ASU 2020-06 is expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. In addition, the standard update requires entities to calculate diluted EPS for convertible instruments by using the if-converted method, and entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities that meet the definition of a Securities and Exchange Commission (“SEC”) filer, excluding smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

reporting period. The Company is currently in the process of evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), to simplify the accounting for income taxes by removing certain exceptions to the general principles and also simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently in the process of evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance amends reporting of credit losses for assets held at amortized cost basis and available-for-sale debt securities to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. The guidance is effective for the Company’s fiscal year beginning January 1, 2023 due to subsequently issued guidance in November 2019 by FASB, ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The Company is currently in the process of evaluating the effects of the new guidance on the consolidated financial statements and the related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842) and also issued subsequent amendments to the initial guidance: ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, ASU No. 2019-01, ASU No. 2020-02, and ASU No. 2020-05 (collectively, “ASC 842”). ASC 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The amendments are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. ASC 842 must be adopted using a modified retrospective method and early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements. We currently anticipate that most of our operating lease commitments as disclosed in Note 11, will be recorded on the balance sheet as lease liabilities and right-of-use assets on a discounted basis. However, we do not anticipate that the adoption of this standard will have a material impact on our condensed consolidated statements of operations, as the expense recognition under the new standard will be similar to current practice. We also do not expect the adoption of this standard to have a material impact on our condensed consolidated statements of cash flows.

3. Contracted Revenue

The following table provides information about disaggregated revenue from customers for the periods presented:

	Nine Months Ended September 30,
	2021	2020
Audience	$64,725	$54,919
Data	18,100	12,096

Total revenue	$82,825	$67,015

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

For the nine months ended September 30, 2021 and 2020, the Company recognized $11.0 million and $6.1 million, respectively, for over time performance obligations and $71.8 million and $60.9 million, respectively, for point in time performance obligations. Remaining performance obligations for contracts with an original expected duration of greater than one year amounted to $12.1 million and $6.3 million as of September 30, 2021 and December 31, 2020, respectively, which primarily relate to deferred revenue and data services contracts that are multi-year contracts and invoiced periodically. As of September 30, 2021, $7.7 million is expected to be recognized within one year with the remaining $4.4 million expected to be recognized thereafter.

The following table summarizes the changes in deferred revenue for the periods presented:

Balance at December 31, 2019	$2,931
Add: Unsatisfied performance obligations	3,608
Less: Revenue recognized during the period	(1,395)

Balance at September 30, 2020	$5,144

Balance at December 31, 2020	$3,660
Add: Unsatisfied performance obligations	3,097
Less: Revenue recognized during the period	(2,051)

Balance at September 30, 2021	$4,706

As of September 30, 2021 and December 31, 2020, the Company had $1.3 million and $1.4 million of contract assets related to unbilled revenue on projects where the Company has performed under customer agreements but are not contractually able to invoice the customers. These amounts were included in prepaid expenses and other current assets in the consolidated balance sheets.

The Company primarily operates in the United States (“U.S.”) and also has customers in the United Kingdom (“U.K.”), Germany, Italy, Canada, and Australia. The Company’s management analyzes geographical locations on a forward-looking basis to identify growth opportunities. For each of the nine months ended September 30, 2021 and 2020, approximately 10% and 7%, respectively, of the Company’s total revenue (based on the location of the customer billing address) was generated outside of the U.S, of which 7% and 7%, respectively, were from Europe and 2% and 0%, respectively, were from Australia.

4. Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value. Fair value is determined based on the exit price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 — Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Financial assets that are stated at fair value on a recurring basis consist of money market funds included within cash and cash equivalents. The fair value of the Company’s investments in certain money market funds is their face value and classified as Level 1.

The Company’s financial assets and liabilities measured at fair value are as follows:

	September 30, 2021
	Level 1	Level 2	Level 3
Assets:
Money market funds	$500	$—	$—

Total assets in fair value hierarchy	$500	$—	$—

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$10,443
Derivative liability	—	—	—

Total liabilities in fair value hierarchy	$—	$—	$10,443

	December 31, 2020
	Level 1	Level 2	Level 3
Assets:
Money market funds	$500	$—	$—

Total assets in fair value hierarchy	$500	$—	$—

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$6,445
Derivative Liability	—	—	1,187

Total liabilities in fair value hierarchy	$—	$—	$7,632

Level 3 financial liabilities consist of the derivative liability and the redeemable convertible preferred stock warrant liability for which there is no current market for the securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

The Company’s derivative liability represents embedded share-settled redemption features bifurcated from the underlying convertible notes (see Note 7—Debt) and is carried at fair value. The changes in the fair value of the derivative liability are recorded in (gain) loss on derivative liability in the condensed consolidated statements of operations.

Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. Since derivative financial instruments are initially and subsequently carried at fair value, the Company’s income will reflect the volatility in these estimate and assumption changes.

The features embedded in the convertible notes are combined into one compound embedded derivative. The fair value of the share-settled redemption derivative liability was estimated based on the present value of the redemption discount applied to the principal amount of the convertible promissory notes, adjusted to reflect the weighted probability of exercise. The discount rate was based on the risk-free interest rate.

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

The Company uses the Black-Scholes option valuation model to value its redeemable convertible preferred stock warrant liability at inception and on subsequent valuation dates. Changes in the fair values of the redeemable convertible preferred stock warrant liability are recorded as loss (gain) on warrant liability in the condensed consolidated statements of operations.

The Black-Scholes inputs used for the valuation of the Company’s redeemable convertible preferred stock warrant liability related to the warrants exercisable for its Series A redeemable convertible preferred shares are summarized below:

	Nine Months Ended September 30,
	2021	2020
Fair value of Series A convertible preferred stock	$12.41	$5.75
Expected volatility	66%	73%
Remaining term (years)	0.9	1.7
Risk-free interest rate	0.2%	0.1%
Dividend yield	0%	0%

The value for the Company’s redeemable convertible preferred stock warrant liability related to the warrants exercisable for the Company’s Series B redeemable convertible preferred stock were determined based upon their intrinsic value since their exercise price was nominal.

	Nine Months Ended September 30,
	2021	2020
Fair value of Series B convertible preferred stock	$13.77	$8.71
Expected volatility	66%	73%
Remaining term (years)	0.9	1.7
Risk-free interest rate	0.2%	0.1%
Dividend yield	0%	0%

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Convertible preferred stock warrant liability	Derivative liability	Tota l
Balance at December 31, 2019	$2,129	$270	$2,399
Issuances	3,487	3,888	7,375
Exercises	(110)	—	(110)
Change in fair value	1,363	(852)	511
Extinguishment of host contract	—	(570)	(570)
Expirations	(1,293)	—	(1,293)
Other	(1)	21	20

Balance at September 30, 2020	$5,575	$2,757	$8,332

Balance at December 31, 2020	$6,445	$1,187	$7,632
Issuances	2,238	—	2,238
Exercises	(2,600)	—	(2,600)
Change in fair value	4,358	167	4,525
Extinguishment of host contract	—	(1,354)	(1,354)
Other	2	—	2

Balance at September 30, 2021	$10,443	$—	$10,443

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

During the three and nine months ended September 30, 2021 and 2020, changes in fair value on the Level 3 liabilities were recognized in the condensed consolidated statements of operations, and there were no transfers in or out of Level 1, Level 2 or Level 3 from other levels in the fair value hierarchy.

5. Other Assets

The Company’s other assets consist of the following for the periods presented:

	September 30, 2021	December 31, 2020
Distribution rights asset	$5,079	$3,233
Letter of credit	682	682
Deposits	1,473	1,512
Other	1,102	356

Total other assets	$8,336	$5,783

For the nine months ended September 30, 2021 and 2020, amortization expense related to the distribution right asset was $0.9 million and $0.7 million, respectively.

6. Accrued Liabilities

The Company’s accrued liabilities consist of the following for the periods presented:

	September 30, 2021	December 31, 2020
Accrued traffic acquisition costs	$2,728	$5,952
Accrued compensation and employee benefits	4,037	3,817
Accrued OEM payable	3,134	2,022
Deferred rent and liabilities	1,961	1,034
Tax liabilities	1,687	2,059

Total accrued liabilities	$13,547	$14,884

7. Debt

Debt instruments outstanding are as follows for the periods presented:

	September 30, 2021	December 31, 2020
Short-term debt
Revolving line of credit	$3,898	$5,866
Long-term debt
Payroll protection program loan	—	5,624
Convertible loans
Axwave Replacement Notes (including unamortized discount of $0 and $1,065, respectively)	—	1,041
2020 Convertible Promissory Notes (including unamortized discount of $0 and $4,141, respectively)	—	5,196

Total convertible loans	—	6,237

Net carrying amount of debt	$3,898	$17,727

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

FastPay Line of Credit

As of September 30, 2021 and December 31, 2020, the total amount advanced under the FastPay Line of Credit was $3.9 million and $5.9 million, respectively, which is included in the revolving line of credit on the condensed consolidated balance sheets. In September 2021, we entered into an amendment to the FastPay Line of Credit to extend the maturity date to December 23, 2022, decrease the minimum utilization rate to 15% and decrease the interest rate to LIBOR plus 6.75%. The outstanding balance as of September 30, 2021 is due in full upon maturity of the line of credit on December 23, 2022.

Paycheck Protection Program Loan

In June 2021, the outstanding balance of the PPP Loan was forgiven in full, and the Company recognized a gain on early extinguishment of debt of $5.6 million, which consisted of the principal balance plus accrued interest.

Axwave Replacement Notes

The outstanding balances as of September 30, 2021 and December 31, 2020 were nil and $0.7 million, respectively, included in convertible loans on the condensed consolidated balance sheets. For the nine months ended September 30, 2021 and 2020, the accretion expense related to the Axwave Replacement Notes was $0.2 million and $0.6 million, respectively.

In March 2021, the Company repaid the Axwave Replacement Notes in full prior to maturity. In connection with the prepayment, the Company incurred a loss on debt extinguishment of $1.2 million related to unamortized debt discount costs, which was recorded within (gain) loss on extinguishment of debt in the condensed consolidated statements of operations for the nine months ended September 30, 2021.

2020 Convertible Promissory Notes

In February 2021, in connection with the closing of the Series C convertible preferred stock financing, the 2020 Convertible Notes (including accrued interest) and the derivative liability were converted into 832,124 shares of Series C convertible preferred stock at an issuance price of $11.57 per share 277,379 shares of common stock at an issuance price of $4.88. As a result of the conversion, the Company recorded a loss on extinguishment of convertible promissory notes of $3.9 million related to unamortized debt discount costs, which was recorded within (gain) loss on extinguishment of debt in the condensed consolidated statements of operations for the nine months ended September 30, 2021.

8. Commitments and Contingencies

Leases

The Company leases office spaces under noncancelable operating lease agreements, which expire on various dates through 2024. The Company is required to pay property taxes, insurance, and maintenance costs for certain of these facilities and will be required to pay any increases over the base year of these expenses on the remainder of the Company’s facilities. There have been no material changes to these lease commitments since December 31, 2020.

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Legal Proceedings

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

9. Redeemable Convertible Preferred Stock

As of September 30, 2021, a summary of the redeemable convertible preferred stock outstanding and other related information was as follows:

	Shares Authorized	Shares Issued and Outstanding	Net Carrying Amount	Liquidation Preference
Series A redeemable convertible preferred stock	7,492,801	7,292,701	$9,225	$9,692
Series B redeemable convertible preferred stock	5,145,681	4,741,441	31,681	38,755
Series C redeemable convertible preferred stock	2,604,519	2,604,519	30,086	30,122

	15,243,001	14,638,661	$70,992	$78,569

As of December 31, 2020, a summary of the redeemable convertible preferred stock outstanding and other related information was as follows:

	Shares Authorized	Shares Issued and Outstanding	Net Carrying Amount	Liquidation Preference
Series A redeemable convertible preferred stock	7,686,088	7,292,701	$9,225	$9,942
Series B redeemable convertible preferred stock	5,808,122	4,525,799	28,916	43,744

	13,494,210	11,818,500	$38,141	$53,686

Series C Preferred Stock

In February 2021, the Company entered into a Series C preferred stock purchase agreement with certain investors, and upon approval by the Company’s Board of Directors, the Company completed a Series C preferred stock financing at a price per share of $11.5652. The Company issued 2,604,519 shares of Series C preferred stock in exchange for net cash proceeds of $20.5 million and the conversion of $9.6 million of convertible promissory notes principal and unpaid, accrued interest. Issuance costs were insignificant.

Warrants for Redeemable Convertible Preferred Stock

The Company’s warrants to purchase redeemable convertible preferred stock are classified as a liability on the condensed consolidated balance sheet at fair value upon issuance because the warrants are exercisable for

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

contingently redeemable preferred stock, which is classified outside of stockholders’ deficit. The warrants are subject to remeasurement to fair value at each balance sheet date, and any change in fair value is recognized in the condensed consolidated statements of operations as other expense, net.

The Company has the following warrants for redeemable convertible preferred stock outstanding for the periods presented:

	September 30, 2021	December 31, 2020
Preferred Series A warrants ($1.29 strike price)	200,100	200,100
Preferred Series B warrants ($0.01 strike price)	596,648	619,882

Refer to Note 4—Fair Value of Financial Instruments for more information regarding the Company’s redeemable convertible preferred stock.

Preferred Stock Converted to Common Stock

In connection with the 2020 Convertible Promissory Notes, if a preferred stockholder held 150,000 or more shares of the Company’s outstanding Series B Preferred Stock as of May 5, 2020 and failed to purchase any 2020 Convertible Promissory Notes, then each outstanding share of preferred stock held by such investors shall automatically be converted into common stock of the Company (known as the “Special Mandatory Conversion”). Only one eligible preferred stockholder elected not to purchase any 2020 Convertible Promissory Notes, and 193,274 shares of Series A preferred stock and 158,392 shares of Series B preferred stock held by the investor as of May 5, 2020 were automatically converted into common stock.

Amendment of 2015 Warrants

The Company had previously issued certain warrants to purchase shares of the Company’s Series B Preferred Stock (the “2015 Warrants”) in connection with the Company’s 2015 Amended and Restated Note Purchase Agreement (the “2015 Convertible Notes”). Certain of those warrants expired without exercise in 2020. The expiration of these warrants was recognized as additional paid-in-capital of $1.3 million in 2020.

In the third quarter of 2021, the Board of Directors and a majority-in-interest of the noteholders approved and executed, respectively, an amendment to the 2015 Convertible Notes, which extended the exercise period of the 2015 Warrants through September 15, 2021. Warrant holders subsequently exercised the 2015 Warrants with respect to 192,408 shares of the Company’s Series B Preferred Stock. The impact of the amendment and subsequent exercise was a non-cash expense of approximately $2.3 million for which $2.1 million was recorded in loss on change in fair value of warrant liability and $0.2 million was recorded in operating expenses in the condensed consolidated statement of operations.

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

10. Common Stock and Stockholders’ Deficit

The Company had reserved shares of common stock, on an as-converted basis, for issuance as follows:

	September 30, 2021	December 31, 2020
Conversion of common stock warrants	357,000	357,000
Conversion of preferred stock	14,638,661	11,818,500
Conversion of preferred stock warrants	796,748	819,982
Conversion of Axwave Replacement Notes	—	142,857
Stock options outstanding	5,727,526	5,043,141
Shares reserved for 2020 stock plan	1,192,544	1,331,343

Total	22,712,479	19,512,823

The following table outlines the stock option activity for the periods presented:

	Number of shares	Weighted- average exercise price	Weighted Average Remaining contractual life (Years)	Aggregate intrinsic value (1)
Balance at December 31, 2019	4,520,763	$2.13	5.89	$5,478
Granted	1,794,430	3.34
Exercised	(54,982)	1.84
Canceled and forfeited	(974,709)	2.96

Balance at September 30, 2020	5,285,502	2.39	7.01	3,513
Balance at December 31, 2020	5,043,141	2.43	5.80	5,773
Granted	1,898,342	5.53
Exercised	(409,263)	2.90
Canceled and forfeited	(1,082,444)	2.55

Balance at September 30, 2021	5,449,776	$3.44	7.49	$31,067
Vested and Exercisable as of September 30, 2021	2,624,734	$2.05	5.65	$15,837

(1)

Aggregate intrinsic value for stock options represents the difference between the exercise price and the per share fair value of the Company’s common stock, multiplied by the number of stock options outstanding, exercisable, or vested.

During the nine months ended September 30, 2021 and 2020, the weighted-average grant-date fair value of options granted was $4.32 and $1.79 per share, respectively. During the nine months ended September 30, 2021 and 2020, the weighted-average grant-date fair value of options vested was $1.24 and $1.11 per share, respectively. During the nine months ended September 30, 2021 and 2020, the total intrinsic value of options exercised was $0.4 million and less than $0.1 million, respectively.

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Stock-Based Compensation Expense

Stock-based compensation expense by category was as follows for the periods presented:

	Nine Months Ended September 30,
	2021	2020
Cost of revenues	$41	$23
Research and development	142	140
Sales and marketing	435	405
General and administrative	1,347	1,061

Total stock-based compensation	$1,965	$1,629

As of September 30, 2021, unrecognized stock-based compensation expense related to outstanding unvested stock options that are expected to vest was approximately $11.0 million and was expected to be recognized over a weighted-average period of approximately 1.77 years.

Employee Stock Options Valuation

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The assumptions used to estimate the fair value of stock options granted were as follows for the periods presented:

	September 30, 2021	September 30, 2021
Weighted average fair value of common stock	$5.50	$1.82
Expected volatility	58.6% - 59.8%	61.6% - 62.3%
Average remaining term (years)	6.0	5.7
Risk-free interest rate	0.8% - 1.2%	0.3% - 0.4%
Dividend yield	0%	0%

Given the absence of a public market for the Company’s common stock, the Company estimates the fair value of its common stock utilizing numerous objective and subjective factors to determine the fair value of its common stock at each grant date. These factors include, but are not limited to (i) independent contemporaneous third-party valuations of common stock; (ii) the prices for the Company’s redeemable convertible preferred stock sold to outside investors; (iii) the rights and preferences of redeemable convertible preferred stock relative to common stock; (iv) the lack of marketability of its common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions. The expected term of the stock options is estimated using the simplified method permitted under guidance of the SEC. As the Company does not have a trading history for its common stock, the expected volatility of the Company’s stock price is derived from the average historical volatility for industry peers that are considered to be comparable over a period equivalent to the expected term of the stock option grants. The risk-free interest rate is based on the yields of the U.S. Treasury securities with maturities similar to the expected term of each of the stock option awards. The Company has never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero.

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

Expansion of Option Pool

In April 2021, the Company’s Board of Directors approved an increase to the number of shares available under the Company’s 2020 Plan of one million shares.

Employee Loans

In January and April 2012, the Company entered into multiple note receivable agreements in the amount of $0.2 million with various employees in connection with the purchase of shares of common stock (the “2012 Loans”). These promissory notes are partially collateralized by shares and for accounting purposes are considered nonrecourse. During the three months ended September 30, 2021, the Company received payment for less than $0.1 million and as of September 30, 2021, less than $0.2 million remained outstanding under the 2012 Loans. In October and November 2021, the Company received payment of less than $0.1 million, and as of November 15, 2021, less than $0.1 million remained outstanding under the 2012 Loans.

During the year ended December 31, 2020, the Company entered into additional note receivable agreements in the amount of $1.7 million with various employees in connection with the early exercise of common stock options (the “2020 Loans”). These promissory notes are partially collateralized by shares and for accounting purposes are considered nonrecourse. For accounting purposes, options exercised via nonrecourse promissory notes are not substantive and are continued to be treated as options. In November 2021, the Company received payment of $1.1 million, and as of November 15, 2021, approximately $0.6 million remained outstanding under the 2020 Loans.

As of September 30, 2021 and December 31, 2020, the Company had 3,127,409 and 3,474,458 shares of common stock that were pledged as collateral to the outstanding 2012 and 2020 Loans.

Restricted Stock Units

For restricted stock units (“RSUs”), the board of directors determines their vesting conditions, the period over which RSUs will vest, and the settlement. RSUs generally have a ten-year contractual term and vest over a four-year period starting from the date specified in each agreement. The fair value of RSUs is estimated based on the fair value of the Company’s common stock on the date of grant. RSUs convert into common stock when they vest and settle.

The Company grants RSUs that contain both service and performance conditions to its employees. Vesting of the RSUs is subject to continuous service with the Company and satisfaction of a liquidity event. While the Company will recognize cumulative stock-based compensation expense when it is probable that the performance condition will be met, vesting and settlement of the RSUs are subject both to the service and performance conditions being met. The Company expects that the satisfaction of the performance condition will become probable upon completion of a liquidity event. A liquidity event is the earlier to occur of (i) the expiration of the lock-up period following this offering or (ii) an acquisition of the Company. As of September 30, 2021, the Company has not recognized stock-based compensation expense related to 277,750 shares of outstanding RSUs. Activity related to RSUs consisted only of grants made towards the end of the quarter at a weighted average fair value of $10.58 per share; no RSUs were canceled or vested. The total unrecognized stock-based compensation expense related to the RSUs was approximately $2.9 million. The Company will record cumulative stock-based compensation expense related to the RSUs in the period when its liquidity event is completed for the portion of the awards for which the relevant service condition has been satisfied with the remaining expense recognized over the remaining service period. If a liquidity event had occurred on September 30, 2021 or December 31, 2020, the Company would have recorded an immaterial amount of stock-based compensation expense related to these RSUs.

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

11. Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture as they are not deemed to be issued for accounting purposes. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including redeemable convertible preferred stock, stock options, and warrants, to the extent they are dilutive.

The Company applied the two-class method to calculate its basic and diluted net loss per share of common stock, as its redeemable convertible preferred stock are deemed participating securities. Under the two-class method, the Company allocates earnings utilizing a formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders. However, the two-class method does not impact the net loss per share of common stock, as the Company was in a loss position for each of the periods presented and holders of redeemable convertible preferred stock do not have to participate in losses.

The Company determines the potential dilutive effect of warrants to purchase common stock and stock options outstanding (“contingently-issuable shares”) on EPS using the treasury-stock method. Under this method, the Company determines the proceeds that would be received from the issuance of the contingently- issuable shares if the end of the reporting period were the end of the contingency period. The proceeds from the contingently-issuable shares include the remaining unrecognized compensation expense of the awards and the cash received for the exercise price on stock options. The Company then uses the average market price of its common shares during the period the contingently-issuable shares were outstanding to determine how many shares it could repurchase with the proceeds raised from the issuance of the contingently-issuable shares. The net incremental share count issued represents the potential dilutive securities. The Company then reallocate earnings to participating shares by incorporating the increased fully-diluted share count to determine diluted EPS. No potentially dilutive shares were included in the net loss per share calculation due to the Company’s loss position and the antidilutive effect these securities would have had on net loss per share.

The computation of the Company’s basic and diluted net loss per share of common stock attributable to common stockholders was as follows:

	Nine Months Ended September 30,
	2021	2020
Numerator:
Net loss attributable to common stockholders	$(17,053)	$(12,728)
Denominator:
Weighted average shares used to compute basic and diluted net loss per share	13,990,410	12,975,806
Net loss per common share—basic and diluted	$(1.22)	$(0.98)

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

The computation of net loss per common share above excludes 3,127,409 and 3,474,458 shares related to the 2012 and 2020 Loans from the weighted average share calculation as of September 30, 2021 and, 2020, respectively. For accounting purposes, options exercised via nonrecourse promissory notes are not substantive and continue to be treated as outstanding options and are excluded from the computation of net loss per common share.

In addition to the 3,127,409 and 2,938,107 shares related to the 2012 and 2020 Loans as of September 30, 2021 respectively, potentially dilutive securities that were excluded from the diluted per share calculation because they would have been anti-dilutive were as follows:

	Nine Months Ended September 30,
	2021	2020
Redeemable convertible preferred stock	14,638,661	11,818,500
Outstanding stock options	5,727,526	5,281,442
Warrants to purchase common stock	357,000	357,000
Warrants to purchase preferred stock	796,748	204,100

Total anti-dilutive securities	21,519,935	17,661,042

The convertible promissory notes are contingently convertible (as discussed in Note 7 – Debt), and the conditions for the convertible feature were not satisfied as of December 31, 2020. Accordingly, the Company excluded the potentially dilutive shares from the calculation of diluted net loss per share.

12. Income Tax

The Company’s provision for income taxes was $0.2 million and $0.1 million for the nine months ended September 30, 2021 and 2020, respectively. The effective tax rate was 1% and 1% for the nine months ended September 30, 2021 and 2020, respectively.

The Company determines its income tax provision for interim periods using an estimate of its annual effective tax rate adjusted for discrete items occurring during the nine months ended September 30, 2021 and 2020. The primary difference between its effective tax rate and the federal statutory rate is the full valuation allowance it has established on its federal and state net operating losses and credits. Income taxes from international operations are not material for the nine months ended September 30, 2021 and 2020.

13. Related Party Transactions

Warrants Issued Concurrently with 2020 Convertible Notes

In May 2020, the Company replaced the 2019 Convertible Notes, which were issued to an existing investor and issued additional notes to various related parties under the 2020 Convertible Notes (See Note 8 – Debt), including the Company’s Chief Executive Officer and Chief Financial Officer in the amount of $0.3 million and $0.1 million, respectively. An aggregate of $9.3 million of notes were issued under the 2020 Convertible Notes, which included $5.0 million related to the cancellation and replacement of principal and accrued interest under the 2019 Convertible Notes. In connection with the 2020 Convertible Notes, the Company issued warrants to the various related parties, which became exercisable during the year ended December 31, 2020.

SAMBA TV, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollar amounts in USD thousands, except share amounts and per share data, unless otherwise noted)

14. Subsequent Events

The Company evaluated subsequent events through November 15, 2021, the date on which these unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2021 and 2020 were available to be issued.

Series B Shares

In October 2021, the Company’s Board authorized and shareholders approved an amendment to the Company’s certificate of incorporation that increased the number of Series B shares authorized for issuance to 5,496,481.

Employee Loans

In October and November 2021, the Company received payment of less than $0.1 million, and as of November 15, 2021, less than $0.1 million remained outstanding under the 2012 Loans, none of which were outstanding to any of the Company’s executive officers.

In November 2021, the Company received payment of $1.1 million, and as of November 15, 2021, approximately $0.6 million remained outstanding under the 2020 Loans, none of which were outstanding to any of the Company’s executive officers.

Equity Awards

In October and November 2021, the Company granted RSUs for an aggregate of 210,600 common stock to its employees with both service-based and performance-based vesting conditions. The service-based vesting condition is generally met over a four-year period. The performance-based vesting condition is satisfied upon the occurrence of a liquidity event. A liquidity event is the earlier to occur of (i) the expiration of the lock-up period following this offering or (ii) an acquisition of the Company. As a liquidity event is not deemed probable until consummated, all stock-based compensation expense related to RSUs will remain unrecognized until the underlying performance-based vesting condition is achieved, over the remaining life of such RSUs through the fiscal year ended December 31, 2025. Based on the Company’s determination of grant-date fair value, the Company expects to record a compensation expense of approximately $2.6 million for these RSU grants.

Events Subsequent to Original Issuance of Unaudited Interim Consolidated Financial Statements

In December 2021, the Company granted 480,114 RSUs for common stock to its employees with both service-based and performance-based vesting conditions. The service-based vesting condition is generally met over a four-year period. The performance-based vesting condition is satisfied upon the occurrence of a liquidity event. A liquidity event is the earlier to occur of (i) the expiration of the lock-up period following this offering or (ii) an acquisition of the Company. As a liquidity event is not deemed probable until consummated, all stock-based compensation expense related to RSUs will remain unrecognized until the underlying performance-based vesting condition is achieved, over the remaining life of such RSUs through the fiscal year ended December 31, 2025. Based on the Company’s determination of grant-date fair value, the Company expects to record a compensation expense of approximately $7.7 million for these RSU grants.

Through and including                 , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Class A Common Stock

BofA Securities

Evercore ISI

Oppenheimer & Co.

BMO Capital Markets

Craig-Hallum

Stephens Inc.

LUMA Securities

                , 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us in connection with this registration statement and the listing of our Class A common stock, other than underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the exchange listing fee.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment, repeal or elimination of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment, repeal or elimination. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective as of the closing of this offering, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

Since August 1, 2018, the Company has issued the following unregistered securities:

•	The Company granted stock options under our 2011 Plan to purchase 4,725,060 shares of its Class A common stock to a total of 350 employees, with exercise prices ranging from $2.64 to $3.34 per share.

•

The Company granted stock options under our 2020 Plan to purchase 2,892,253 shares of its Class A common stock to a total of 249 employees and consultants, with exercise prices ranging from $3.18 to $8.09 per share.

•	The Company granted 968,464 RSUs to be settled in shares of our Class A common stock under our 2020 Plan to a total of 151 directors, employees, consultants, and other service providers.

•

The Company issued 3,974,525 shares of Class A common stock to a total of 193 employees upon exercise of stock options previously issued under its 2011 Plan for aggregate consideration of $3,919,932, at exercise prices ranging from $0.08 to $3.34 per share.

•

The Company issued 138,847 shares of Class A common stock to a total of 12 employees upon exercise of stock options previously issued under its 2020 Plan for aggregate consideration of $466,842, at exercise prices ranging from $3.34 to $3.57 per share.

•	The Company issued a restricted stock award corresponding to 29,993 shares of Class A common stock to an employee for an aggregate consideration of $95,378, at a purchase price of $3.18 per share.

•

In February 2021 and March 2021, the Company sold an aggregate of 2,604,519 shares of its Series C preferred stock to 24 accredited investors at a purchase price of $11.5652 per share, for an aggregate purchase price of $20,498,103 and the cancellation of $9,623,780 of convertible notes.

•	In October 2018, the Company completed its acquisition of Axwave. The transaction was financed in part through the issuance of 354,527 shares of its Class A common stock to the Axwave sellers.

•

In December 2018, the Company completed the acquisition of shares of Screen6. The transaction was financed in part through 529,316 shares of its Class A common stock issued to the Screen6 sellers between December 2018 and December 2020.

•	In August 2019, the Company completed the purchase of certain assets of Wove. The transaction was financed through 318,043 shares of its Series B preferred stock issued to Wove.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the accompanying notes.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and , therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Restated Certificate of Incorporation of the registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon completion of this offering

3.3*	Amended and Restated Bylaws of the registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering

4.1*	Form of Class A Common Stock Certificate

4.2^	Amended and Restated Investors’ Rights Agreement by and among the registrant and certain holders of its capital stock, dated as of February 19, 2021, as amended

4.3^	Warrant to Purchase Shares of Preferred Stock issued to August Capital V, L.P. by registrant on May 12, 2012

4.4^	Warrant to Purchase Shares of Preferred Stock issued to A&E Television Networks, LLC by the registrant on March 11, 2015, as amended

4.5^	Warrant to Purchase Shares of Preferred Stock issued to Time Warner Inc. by the registrant on September 16, 2015, as amended

4.6^	Warrant to Purchase Shares of Common Stock issued to Sony Visual Products, Inc. by the registrant on June 30, 2017 as amended on December 3, 2021

4.7^	Warrant to Purchase Stock issued to Pacific Western Bank by the registrant on January 31, 2019

4.8^	Form of Warrant to Purchase Stock issued by the registrant to certain investors on October 31, 2020

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1^	Form of Director and Executive Officer Indemnification Agreement

10.2+*	2022 Equity Incentive Plan and related form agreements

10.3+*	2022 Employee Stock Purchase Plan and related form agreements

10.4+^	2011 Stock Plan and related form agreements

10.5+^	2020 Equity Incentive Plan and related form agreements

10.6+^	Outside Director Compensation Policy

10.7+^	Form of Confirmatory Employment Letter between the registrant and each of its executive officers

Exhibit Number	Description

10.8^	Sublease Agreement, dated March 30, 2017, by and between PayPal, Inc. and the registrant (the Sublease Agreement)

10.9^	First Amendment to the Sublease Agreement, dated October 18, 2019, by and between PayPal and the registrant

10.10^	Second Amendment to the Sublease Agreement, dated January 17, 2020, by and between PayPal and the registrant

10.11^	Third Amendment to the Sublease Agreement, dated April 16, 2020, by and between PayPal and the registrant

10.12^	Fourth Amendment to the Sublease Agreement, dated February 2, 2021, by and between PayPal and the registrant

10.13^	Financial and Security Agreement, dated December 23, 2019, between FFP Finance LLC, Axwave, Inc., and the registrant

10.14*	Form of Equity Exchange Agreement between the registrant and the Class B Holders

10.15^	Common Stock Purchase Agreement, dated December 3, 2021, by and between Sony Corporation and the registrant

21.1^	List of subsidiaries of the registrant

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in the opinion filed as Exhibit 5.1 to this registration statement)

24.1^	Power of Attorney (included on the signature page to this registration statement)

+	Indicates management contract or compensatory plan.

*	To be filed by amendment.
^	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Francisco, State of California, on January 18, 2022.

SAMBA TV, INC.

By:	/s/ Ashwin Navin
Ashwin Navin
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ashwin Navin	Chief Executive Officer and Chairman	January 18, 2022
Ashwin Navin	(Principal Executive Officer)

/s/ Michael Farrow	Chief Financial Officer	January 18, 2022
Michael Farrow	(Principal Financial and Accounting Officer)

/s/ Alvir Navin	Chief Operating Officer and Director	January 18, 2022
Alvir Navin

*	Director	January 18, 2022
Howard Hartenbaum

*	Director	January 18, 2022
Divya Ghatak

*	Director	January 18, 2022
Jeremi Gorman

*	Director	January 18, 2022
Jon Kirchner

*	Director	January 18, 2022
Sue Molina

*By:	/s/ Ashwin Navin	Chief Executive Officer and Chairman	January 18, 2022
Ashwin Navin